UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

Nortek, Inc.
(Exact name of registrant as specified in its charter)

Delaware	05-0314991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

50 Kennedy Plaza Providence, Rhode Island	02903-2360
(Address of principal executive offices)	(Zip Code)

(401) 751-1600
(Registrant’s telephone number, including area code)

Copies to:

Kevin W. Donnelly, Esq. Vice President, General Counsel and Secretary Nortek, Inc. 50 Kennedy Plaza Providence, Rhode Island 02903-2360 (401) 751-1600	John B. Ayer, Esq. Andrew J. Terry, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110-2624 (617) 951-7000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which
to be so Registered	Each Class is to be Registered

Common Stock, par value $0.01 per share	The New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

ITEM 1.	BUSINESS	2
ITEM 1A.	RISK FACTORS	11
ITEM 2.	FINANCIAL INFORMATION	23
ITEM 3.	PROPERTIES	68
ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	70
ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS	72
ITEM 6.	EXECUTIVE COMPENSATION	76
ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	96
ITEM 8.	LEGAL PROCEEDINGS	100
ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	101
ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES	102
ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED	104
ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS	106
ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	106
ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	106
ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS	106
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EX-21.1

INFORMATION REQUIRED IN REGISTRATION STATEMENT
EXPLANATORY NOTE

Nortek, Inc. is filing this registration statement on Form 10 pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because we are seeking to list our common stock, par value $0.01 per share, on the New York Stock Exchange. In this registration statement, “Nortek,” the “Company,” “we,” “us,” and “our” refer to Nortek, Inc. and its wholly-owned subsidiaries unless the context requires otherwise.

Once this registration statement is deemed effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us to file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12 of the Exchange Act.

Nortek’s periodic and current reports will be available on its website, www.nortek-inc.com, free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to, the Securities and Exchange Commission (the “SEC”).

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this discussion and throughout this document, words such as “intends,” “plans,” “estimates,” “believes,” “anticipates” and “expects” or similar expressions are intended to identify forward-looking statements. These statements are based on the Company’s current plans and expectations and involve risks and uncertainties, over which the Company has no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, prices, and product and warranty liability claims. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Readers are also urged to carefully review and consider the various disclosures made by Nortek in this registration statement.

ITEM 1.	BUSINESS.

General

We are a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

•	the Residential Ventilation Products (“RVP”) segment,

•	the Home Technology Products (“HTP”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment, and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential and commercial construction markets, the manufactured housing market and the do-it-yourself, or DIY, market.

The levels of residential replacement and remodeling activity, residential and non-residential new construction significantly impact our performance. The level of new residential and non-residential construction activity and, to a lesser extent, the level of residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, credit availability, inflation, consumer spending, employment levels and other macroeconomic factors, over which we have no control.

Additional information concerning our business is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Item 2 of this registration statement. Additional information on our foreign and domestic operations is set forth in Note 12, “Segment Information and Concentration of Credit Risk”, to the consolidated financial statements, Item 13 of this registration statement.

Voluntary Bankruptcy Filing and Reorganization

On December 17, 2009, we successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009, pursuant to prepackaged plans of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize our capital structure while allowing us to continue to operate our business. The Reorganization was necessary because it was determined that we would be unable to operate our business and meet our debt obligations under our pre-Reorganization capital structure. The following discussion provides general background information regarding the Reorganization, and is not intended to be an exhaustive description of the Reorganization. The summary is organized chronologically beginning with the execution of a Restructuring Agreement in early September 2009 and ending with our emergence from bankruptcy on December 17, 2009.

NTK Holdings, Inc. (“NTK Holdings”) was a Delaware corporation that was formed to hold the capital stock of Nortek Holdings, Inc. (“Nortek Holdings”), which held the capital stock of Nortek, Inc. (“Nortek”). NTK Holdings became the parent company of Nortek Holdings on February 10, 2005. On September 3, 2009, NTK Holdings, Nortek Holdings and Nortek, and certain of their direct and indirect subsidiaries (collectively, the “Debtors”) entered into a Restructuring and Lockup Agreement (the “Restructuring Agreement”) with certain of their pre-Reorganization noteholders. Pursuant to the Restructuring Agreement, such noteholders agreed to support and vote in favor of the Debtors’ proposed financial restructuring plans, including, among other things, the filing by the Debtors of voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and their prepackaged plans of reorganization (the “Prepackaged Plans”), subject to the terms and conditions contained in the Restructuring Agreement.

On October 21, 2009, the Debtors filed voluntary petitions in the Bankruptcy Court seeking relief under the provisions of chapter 11 of the Bankruptcy Code. The chapter 11 cases were jointly administered under the caption: In re NTK Holdings, Inc., Chapter 11 Case No. 09-13611 (KJC) (jointly administered) (the “Chapter 11 Cases”). During the Chapter 11 Cases, the Debtors continued to operate their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

On December 4, 2009, the Prepackaged Plans were approved by the Bankruptcy Court.

On December 17, 2009 (the “Effective Date”), we emerged from bankruptcy as a reorganized company. As a result of the Reorganization, approximately $1.3 billion of the Debtors’ debt (including approximately $635.0 million in principal of our outstanding indebtedness) was eliminated. On December 29, 2009, the Bankruptcy Court closed the bankruptcy cases for Nortek’s subsidiaries and on March 31, 2010 closed the bankruptcy case for Nortek. On the Effective Date, NTK Holdings and Nortek Holdings were dissolved.

Following the Effective Date, our capital structure consists of the following:

•	New 11% Senior Secured Notes due 2013. On the Effective Date, we issued a total principal amount of $753.3 million in 11% Senior Secured Notes due 2013 (the “11% Notes”) to the former holders of our 10% Senior Secured Notes due 2013 (the “10% Notes”).

•	New ABL Facility. On the Effective Date, we executed a $250.0 million asset-based revolving credit facility, which terminates in 2013, with a group of lenders. In March 2010, the asset-based revolving credit facility was increased to $300.0 million (the “New ABL Facility”). We had approximately $90.0 million and $65.0 million outstanding under the New ABL Facility at December 31, 2009 and March 31, 2010, respectively.

•	Common Stock and Warrants. On the Effective Date, we issued 15,000,000 shares of common stock, par value $0.01 per share, and issued warrants that may be exercised for a period of five years to purchase 789,474 shares of common stock at an exercise price of $52.80 per share to the former holders of our 10% Notes, 8 1/2% Senior Subordinated Notes due 2014 and 9 7/8% Senior Subordinated Notes due 2011, and to the former holders of NTK Holdings’ 10 3/4% Senior Discount Notes due 2014 and certain unsecured senior loans issued by NTK Holdings, including certain of our directors and executive officers.

•	Restricted Stock. On the Effective Date, we granted 710,731 shares of restricted common stock, and subsequent to December 31, 2009 we have granted an additional 2,000 shares of restricted common stock. These shares were issued to certain of our executive officers and are eligible to vest in annual installments based upon the achievement of specified levels of adjusted earnings before interest, taxes, depreciation and amortization, as defined in the applicable award agreement, for each of our 2010, 2011, 2012 and 2013 fiscal years.

•	Options to Purchase Common Stock. On the Effective Date, we granted options to purchase 710,731 shares of common stock, and subsequent to December 31, 2009 we have granted options to purchase an additional 72,000 shares of common stock, each at an exercise price of $17.50 per share. These stock options were issued to certain of our executive officers and directors and vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

For further information regarding our 11% Notes and our New ABL Facility, see Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements included elsewhere in this registration statement. For further information regarding our common stock and warrants, see Note 2, “Reorganization Under Chapter 11”, and Note 3, “Fresh-Start Accounting”, to the consolidated financial statements included elsewhere in this registration statement. For further information regarding our restricted stock and options to purchase common stock, see Note 9, “Stock-Based Compensation”, to the consolidated financial statements included elsewhere herein in this registration statement and “Compensation Discussion and Analysis-Incentive Plans” Item 6 of this registration statement.

The Company’s Business Segments

Residential Ventilation Products Segment

Our RVP segment primarily manufactures and distributes room and whole house ventilation products and other products primarily for the professional remodeling and replacement markets, residential new construction market and DIY market. The principal products of the segment, which are sold under the Broan®, NuTone®, Venmar®, Best® and Zephyr® brand names, among others, are:

•	kitchen range hoods,

•	exhaust fans (such as bath fans and fan, heater and light combination units), and

•	indoor air quality products.

We are one of the world’s largest suppliers of residential range hoods and exhaust fans, and are the largest supplier of these products in North America. We are also one of the leading suppliers in Europe of luxury “Eurostyle” range hoods. Our kitchen range hoods expel grease, smoke, moisture and odors from the cooking area and are offered under an array of price points and styles from economy to upscale models. The exhaust fans we offer are primarily used in bathrooms to remove humidity and odors and include combination units, which may have lights, heaters or both. Our range hood and exhaust fan products are differentiated on the basis of air movement as measured in cubic feet per minute and sound output as measured in sones. The

Home Ventilating Institute in the United States certifies our range hood and exhaust fan products, as well as our indoor air quality products.

Our sales of kitchen range hoods and exhaust fans accounted for approximately 14.2% and 10.3%, respectively, of consolidated net sales in 2009, approximately 15.0% and 10.2%, respectively, of consolidated net sales in 2008, and approximately 18.3% and 12.9%, respectively, of consolidated net sales in 2007.

We are one of the largest suppliers in North America of indoor air quality products, which include air exchangers, as well as heat or energy recovery ventilators (HRVs or ERVs, respectively) that provide whole house ventilation. These systems bring in fresh air from the outdoors while exhausting stale air from the home. Both HRVs and ERVs moderate the temperature of the fresh air by transferring heat from one air stream to the other. In addition, ERVs also modify the humidity content of the fresh air. We also sell powered attic ventilators, which alleviate heat built up in attic areas and reduce deterioration of roof structures.

Since the late 1970s, homes have been built more airtight and insulated in order to increase energy efficiency. According to published studies, this trend correlates with an increased incidence of respiratory problems such as asthma and allergies in individuals. In addition, excess moisture, which may be trapped in a home, has the potential to cause significant deterioration to the structure and interiors of the home. Proper intermittent ventilation in high concentration areas, such as kitchens and baths, as well as whole house ventilation help to mitigate these problems.

We sell other products in this segment, including, among others, door chimes, medicine cabinets, trash compactors, ceiling fans and central vacuum systems, by leveraging our strong brand names and distribution network.

We sell the products in our RVP segment to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and private label customers under the Broan®, NuTone®, Venmar®, Best® and Zephyr® brand names, among others. Private label customers accounted for approximately 17.9% of the net sales of this segment in 2009.

A key component of our operating strategy for this segment is the introduction of new products and innovations, which capitalize on the strong brand names and the extensive distribution system of the segment’s businesses. New product development efforts are focused on improving the style, performance, cost and energy efficiency of the products. In this segment, we have recently introduced a line of upscale range hoods encompassing the latest in style and functionality. Also offered in this segment is a full line of EnergyStar® compliant ventilation fans including heavy-duty models ideal for light commercial installations and offices, recessed fan/lights, as well as 35 different models in the Ultra Silenttm Series. We believe that the variety of product offerings and new product introductions help us to maintain and improve our market position for our principal products. At the same time, we believe that our status as a low-cost producer provides the segment with a competitive advantage.

Our primary residential ventilation products compete with many products supplied by domestic and international companies in various markets. We compete with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of residential ventilation products, some of our competitors have greater financial and marketing resources than this segment of our business.

Product manufacturing in the RVP segment generally consists of fabrication from coil and sheet steel and formed metal utilizing stamping, pressing and welding methods, assembly with components and subassemblies purchased from outside sources (principally motors, fan blades, heating elements, wiring harnesses, controlling devices, glass, mirrors, lighting fixtures, polyethylene components and electronic components) and painting, finishing and packaging.

Over the past several years, we have moved the production of certain of our product lines from facilities in the U.S., Canada and Italy to regions with lower labor costs, such as China, Poland and Mexico. As recently as 2008, we consolidated the production of medicine cabinets from our facilities in Los Angeles, California and Union, Illinois to our facility in Cleburne, Texas, which was previously used to manufacture range hoods.

Our RVP segment had 14 manufacturing plants and employed approximately 2,400 full-time people as of December 31, 2009, of which approximately 200 are covered by collective bargaining agreements which expire in 2011 and approximately 200 are covered by collective bargaining agreements which expire in 2013. We believe that our relationships with the employees in this segment are satisfactory.

Home Technology Products Segment

Our HTP segment manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal products sold in this segment are:

•	audio/video distribution and control equipment,

•	speakers and subwoofers,

•	security and access control products,

•	power conditioners and surge protectors,

•	audio/video wall mounts and fixtures,

•	lighting controls and home integration products, and

•	structured wiring.

The segment’s audio/video distribution and control equipment products include multi-room/multi-source controllers and amplifiers, home theater receivers, intercom systems, hard disk media servers and control devices such as keypads, remote controls and volume controls. The segment’s speakers are primarily built-in (in-wall or in-ceiling) and are primarily used in multi-room or home theater applications. The products in these categories are sold under the Niles®, IntelliControl® ICS, Elan®, ATONtm, SpeakerCraft®, Tantra®, Proficient Audio Systems®, Sunfire®, Imerge®, Xantech®, M&S Systems® and Channel Plus® brand names, among others.

The segment’s offering of control equipment includes software and hardware that facilitates the control of third-party residential subsystems such as home theater, whole-house audio, climate control, lighting, security and irrigation. These products are being sold under the Home Logic® brand name and are being offered in conjunction with Elan’s product offerings.

The segment’s security and access control products include residential and certain commercial intrusion protection systems, components for closed circuit television systems (camera housings), garage and gate operators and devices to gain entry to buildings and gated properties such as radio transmitters and contacts, keypads and telephone entry systems. These products are sold under the Linear®, SecureWireless®, GTO/PRO®, Mighty Mule®, OSCO®, Aigis®, AllStar®, IEI® and certain private label brand names, as well as Westinghouse®, which is licensed.

Other products in this segment include power conditioners and surge protectors sold under the Panamax® and Furman® brand names, audio/video wall mounts and fixtures sold under the OmniMount® brand name, structured wiring products sold under the OpenHouse® and Channel Plus® brand names, audio/video products distributing, extending and converting signals to multiple display screens under the Magentatm and Gefen® brand names, and lighting control products sold under the LiteTouch® brand name.

We sell the products in our HTP segment to distributors, professional installers, electronics retailers and original equipment manufacturers. Sales of this segment are primarily driven by replacement applications, new installations in existing properties and the purchases of high-priced audio/video equipment such as flat panel televisions and displays and to a lesser extent new construction. In addition, a portion of the sales of this segment is driven by sales to customers in the non-residential market.

The segment offers a broad array of products under widely-recognized brand names with various features and price points, which we believe allows it to expand its distribution in the professional installation and retail markets. Another key component of our operating strategy is the introduction of new products and innovations, which capitalize on our well-known brand names and strong customer relationships.

The segment’s primary products compete with products supplied by many domestic and international suppliers in various markets. In the access control market, the segment’s primary competitor is Chamberlain Corporation (a subsidiary of Duchossois Industries, Inc.). The segment competes with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of home technology products, some of our competitors have greater financial and marketing resources than this segment of our business. In addition, certain products are sourced from low cost Asian suppliers based on our specifications. We believe that our Asian sourcing provides us with a competitive cost advantage.

In this segment, we have several administrative and distribution facilities in the United States and a significant amount of our products are manufactured at our facility located in China. Our HTP segment had 9 manufacturing plants and employed approximately 2,200 full-time people as of December 31, 2009. We believe that our relationships with the employees in this segment are satisfactory.

Residential Air Conditioning and Heating Products Segment

Our R-HVAC segment principally manufactures and sells split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment, accessories and parts for the residential and certain commercial markets. For site-built homes and certain commercial structures, the segment markets its products under the licensed brand names Frigidaire®, Tappan®, Philco®, Kelvinator®, Gibson®, Westinghouse® and Maytag®. The segment also supplies products to certain of its customers under the Broan®, NuTone®, Mammoth® and several private label brand names. Within the residential market, we are one of the largest suppliers of HVAC products for manufactured homes in the United States and Canada. In the manufactured housing market, the segment markets its products under the Intertherm® and Miller® brand names.

Demand for replacing and modernizing existing equipment, the level of housing starts and manufactured housing shipments are the principal factors that affect the market for the segment’s residential HVAC products. We anticipate that the demand by the replacement market will continue to exceed the demand for products by the new installation market as a large number of previously installed heating and cooling products become outdated or reach the end of their useful lives. The demand for residential cooling products is also affected by spring and summer temperatures, although the seasonal effects are less dramatic than those experienced in the window air conditioning market which we do not sell into. We believe that our ability to offer both heating and cooling products helps offset the effects of seasonality on this segment’s sales.

The segment sells its manufactured housing products to builders of manufactured housing and, through distributors, to manufactured housing retailers and owners. The majority of sales to builders of manufactured housing consist of furnaces designed and engineered to meet or exceed certain standards mandated by the U.S. Department of Housing and Urban Development, or HUD, and other federal agencies. These standards differ in several important respects from the standards for furnaces used in site-built residential homes. The aftermarket channel of distribution includes sales of both new and replacement air conditioning units and heat pumps and replacement furnaces. We believe that we have one major competitor in the manufactured housing furnace market, York by Johnson Controls, which markets its products primarily under the “Coleman” name. The segment competes with most major industry manufacturers in the manufactured housing air conditioning market.

The segment sells residential HVAC products for use in site-built homes through independently owned distributors who sell to HVAC contractors. The site-built residential HVAC market is very competitive. In this market, the segment competes with, among others, Carrier Corporation (a subsidiary of United Technologies Corporation), Rheem Manufacturing Company, Lennox Industries, Inc., Trane, Inc. (a subsidiary of Ingersoll-Rand Company), York by Johnson Controls and Goodman Global, Inc. During 2009, we estimate that approximately 59% of this segment’s sales of residential HVAC products were attributable to the replacement market, which tends to be less cyclical than the new construction market.

In addition, the segment sells residential HVAC products outside of North America, with sales concentrated primarily in Latin America and the Middle East. International sales consist of not only the segment’s manufactured products, but also products manufactured to specification by outside sources. The products are sold under the Westinghouse® licensed brand name, the segment’s own Miller® brand name, as well as other private label brand names.

The segment competes in both the site-built and manufactured housing markets on the basis of breadth and quality of its product line, distribution, product availability and price. Although we believe that we compete favorably with respect to certain of these factors, most of the segment’s competitors have greater financial and marketing resources and the products of certain competitors may enjoy greater brand awareness than our residential HVAC products.

Our R-HVAC segment had 4 manufacturing plants and employed approximately 1,300 full-time people as of December 31, 2009. We believe that our relationships with our employees in this segment are satisfactory.

Commercial Air Conditioning and Heating Products Segment

Our C-HVAC segment manufactures and sells HVAC systems that are custom-designed to meet customer specifications primarily for hospitals, educational facilities, as well as commercial offices, manufacturing facilities, retail stores, clean rooms and governmental buildings. These systems are designed primarily to operate on building rooftops (including large self-contained walk-in units), or on individual floors within a building, and to have cooling capacities ranging from 40 tons to 600 tons. The segment markets its commercial HVAC products under the Governair®, Mammoth®, Temtrol®, Venmar CEStm, Ventrol®, Webcotm, Huntair®, Cleanpaktm and Fanwall® brand names. Based on replacing large fans in air handlers with a modular array of smaller fans, Fanwall® technology allows for major improvements in reliability, energy efficiency, sound attenuation, footprint, and operating costs, and also is ideal for retrofit applications.

Our subsidiary, Eaton-Williams Group Limited, manufactures and markets custom and standard air conditioning and humidification equipment throughout Western Europe under the Vapac®, Cubit®, Qualitair®, Edenaire®, Colmantm and Moduceltm brand names.

The market for commercial HVAC equipment is divided into standard and custom-designed equipment. Standard equipment can be manufactured at a lower cost and therefore offered at substantially lower initial prices than custom-designed equipment. As a result, standard equipment suppliers generally have a larger share of the overall commercial HVAC market than custom-designed equipment suppliers, such as us. However, because of certain building designs, shapes or other characteristics, we believe there are many applications for which custom-designed equipment is required or is more cost effective over the life of the building. Unlike standard equipment, the segment’s commercial HVAC equipment can be designed to match a customer’s exact space, capacity and performance requirements. The segment’s packaged rooftop and self-contained walk-in equipment rooms maximize a building’s rentable floor space because this equipment is located outside the building. In addition, the manner of construction and timing of installation of commercial HVAC equipment can often favor custom-designed over standard systems. As compared with site-built and factory built HVAC systems, the segment’s systems are factory assembled according to customer specifications and then installed by the customer or third parties, rather than assembled on site, permitting extensive testing prior to shipment. As a result, the segment’s commercial systems can be installed later in the construction process than site-built systems, thereby saving the owner or developer construction and labor costs. The segment sells its commercial HVAC products primarily to contractors, owners and developers of commercial office buildings, manufacturing and educational facilities, hospitals, retail stores, clean rooms and governmental buildings. The segment seeks to maintain, as well as establish and develop, strong relationships nationwide with design engineers, owners and developers, and the persons who are most likely to value the benefits and long-term cost efficiencies of its custom-designed equipment.

During 2009, we estimate that approximately 32% of our air conditioning and heating product commercial sales came from replacement and retrofit activity, which typically is less cyclical than new construction activity and generally commands higher margins. The segment continues to develop product and marketing programs to increase penetration in the growing replacement and retrofit market.

The segment’s commercial HVAC products are marketed through independent manufacturers’ representatives, as well as other sales, marketing and engineering professionals. The independent representatives are typically HVAC engineers, a factor which is significant in marketing the segment’s commercial products because of the design-intensive nature of the market segment in which it competes.

We believe that we are among the largest suppliers of custom-designed commercial HVAC products in the United States. The segment’s four largest competitors in the commercial HVAC market are Carrier Corporation, York by Johnson Controls, McQuay International (a subsidiary of OYL Corporation) and Trane, Inc. (a subsidiary of Ingersoll-Rand Company). The segment competes primarily on the basis of engineering support, quality, design and construction flexibility and total installed system cost. Although we believe that we compete favorably with respect to some of these factors, most of our competitors have greater financial and marketing resources than this segment of our business and enjoy greater brand awareness. However, we believe that our ability to produce equipment that meets the performance characteristics required by the particular product application provides us with advantages that some of our competitors do not enjoy.

Our C-HVAC segment had 10 manufacturing plants and employed approximately 1,800 full-time people at December 31, 2009, of which approximately 200 were covered by a collective bargaining agreement which expired in 2009. We are currently in negotiations to renew this collective bargaining agreement. However, there can be no assurance that we will be able to negotiate the collective bargaining agreement on the same or more favorable terms as the current agreement or at all.

Backlog

Backlog expected to be filled within the next twelve months was approximately $213.3 million as of December 31, 2009 as compared to approximately $260.5 million as of December 31, 2008. The decrease in backlog reflects a reduction in backlog for residential ventilation and commercial HVAC products of approximately $66.4 million, partially offset by an increase in backlog serving home technology and residential HVAC customers of approximately $19.2 million.

Backlog is not regarded as a significant factor for operations where orders are generally for prompt delivery. While backlog stated for all periods is believed to be firm, as all orders are supported by either a purchase order or a letter of intent, the possibility of cancellations makes it difficult to assess the firmness of backlog with certainty, and therefore there can be no assurance that our backlog will result in actual revenues.

Raw Materials

We purchase raw materials and most components used in our various manufacturing processes. The principal raw materials we purchase are rolled sheet steel, formed and galvanized steel, copper, aluminum, plate mirror glass, various chemicals, paints, plastics, motors and compressors.

The materials, molds and dies, subassemblies and components purchased from other manufacturers, and other materials and supplies used in our manufacturing processes have generally been available from a variety of sources. From time to time the cost and availability of raw materials is affected by the raw material demands of other industries, among other factors. Whenever practical, we establish multiple sources for the purchase of raw materials and components to achieve competitive pricing, ensure flexibility, and protect against supply disruption. We employ a company-wide procurement strategy designed to reduce the purchase price of raw materials and purchased components. We believe that the use of these strategic sourcing procurement practices will continue to enhance our competitive position by reducing costs from vendors and limiting cost increases for goods and services in sectors experiencing rising prices.

We are subject to significant market risk with respect to the pricing of the principal raw materials used to manufacture our products. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to our customers and, as a result, gross margins could decline significantly.

Research and Development

Our research and development activities are principally for new product development and represented approximately 2.9%, 2.5% and 2.4% of consolidated net sales for the years ended 2009, 2008 and 2007, respectively.

Trademarks and Patents

We own or license numerous trademarks that we use in the marketing of our products. Certain of the trademarks we own, including Broan® and NuTone®, are particularly important in the marketing of our products. We also hold numerous design and process patents, but no single patent is material to the overall conduct of our business. It is our policy to obtain and protect patents whenever such action would be beneficial to us.

Environmental and Regulatory Matters

We are subject to numerous federal, state, local and foreign laws and regulations relating to protection of the environment, including those that impose limitations on the discharge of pollutants into the environment (land, air and water), establish standards for the use, treatment, storage and disposal of solid and hazardous materials and wastes and govern the cleanup of contaminated sites. We believe that we are in substantial compliance with the material laws and regulations applicable to us. We are involved in current, and may become involved in future, remedial actions under federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites currently or formerly owned or operated by such companies or sites at which their hazardous wastes or materials were disposed of or released. Such claims may relate to properties or business lines acquired by us after a release has occurred. In other instances, we may be partially liable under law or contract to other parties that have acquired businesses or assets from us for past practices relating to hazardous materials or wastes. Expenditures for the years ended 2009, 2008 and 2007 to evaluate and remediate such sites were not material to our business, either individually or collectively. While we are able to reasonably estimate certain of our contingent losses, we are unable to estimate with certainty our ultimate financial exposure in connection with identified or yet to be identified remedial actions due, among other reasons, to: (i) uncertainties surrounding the nature and application of current or future environmental regulations, (ii) our lack of information about additional sites to which we may be listed as a potentially responsible party, or PRP, (iii) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions and (iv) the time periods over which remediation may occur. Furthermore, since liability for site remediation may be joint and several, each PRP is potentially wholly liable for other PRPs that become insolvent or bankrupt. Thus, the solvency of other PRPs could directly affect our ultimate aggregate clean-up costs. In certain circumstances, our liability for clean-up costs may be covered in whole or in part by insurance or indemnification obligations of third parties.

Our HVAC products must be designed and manufactured to meet various regulatory standards, including standards addressing energy efficiency and the use of refrigerants. The United States and other countries have implemented a protocol on ozone-depleting substances that restricts or prohibits the use of hydrochlorofluorocarbons (“HCFCs”), a refrigerant used in air conditioning and heat pump products. In particular, regulations effective January 1, 2010 in the United States prohibit the use of refrigerant HCFC-22 in HVAC products manufactured on or after January 1, 2010. Our HVAC products manufactured after January 1, 2010 for sale or distribution in the United States are designed for use with acceptable substitute refrigerants. Our residential HVAC products for manufactured housing include furnaces which must be designed and engineered to meet certain standards required by HUD and other federal agencies, including the U.S. Department of Energy, which is currently revising the national residential furnace standard scheduled to take effect on products manufactured on or after November 19, 2015. The Company must continue to modify its products to meet these and other applicable standards as they develop and become more stringent over time.

Employees

We employed approximately 7,800 full time people as of December 31, 2009.

A work stoppage at one of our facilities could cause us to lose sales and incur increased costs and could adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to a collective bargaining agreement could result in material gains or losses or the recognition of an asset impairment. As agreements expire and until negotiations are completed, we do not know whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages.

Working Capital

The carrying of inventories to support customers and to permit prompt delivery of finished goods requires substantial working capital. Substantial working capital is also required to carry receivables. The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States and in Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home improvement and new construction markets. Certain of the residential product businesses in the R-HVAC segment have in the past been more seasonal in nature than our other businesses’ product categories. As a result, the demand for working capital of our subsidiaries is greater from late in the first quarter until early in the fourth quarter. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” Item 2 of this registration statement.

ITEM 1A.	RISK FACTORS.

This section describes the material risks associated with an investment in our common stock. Stockholders should carefully consider each of the risks described below and all of the other information in this registration statement. If any of the following risks occur, our business, prospects, financial condition, results of operation or cash flow could be materially and adversely affected. In such an event, the trading price of shares of our common stock could decline substantially, and stockholders may lose all or part of the value of their shares of our common stock.

Risks Related to Our Business:

Our business is affected by global economic conditions.

Our results of operations are directly influenced by the conditions in the global economy. As a result of the global economic recession, U.S. and foreign economies have experienced and continue to experience significant declines in employment, household wealth, property values, consumer spending and lending. Businesses, including us and many of our customers, have faced and may continue to face weakened demand for products and services, difficulty obtaining access to financing, increased funding costs and barriers to expanding operations. Our results of operations have been negatively impacted by the global economic recession and we can provide no assurance that our results of operations will improve.

Our business is dependent upon the levels of remodeling and replacement activity and new construction activity which have been negatively impacted by the economic downturn and the instability of the credit markets.

Critical factors in the level of our sales, profitability and cash flows are the levels of residential and non-residential remodeling and replacement activity and new residential and non-residential construction activity. The level of new residential and non-residential construction activity and, to a lesser extent, the level of residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, inflation, consumer spending, employment levels and other macroeconomic factors, over which we have no control. Any decline in economic activity as a result of these or other factors typically results in a decline in new construction and, to a lesser extent, residential remodeling and replacement purchases, which would result in a decrease in our sales, profitability and cash flows. The severe impact of the worldwide crisis in the credit and financial markets in 2008 and 2009, the instability in the troubled mortgage market, the level of unemployment and the decline in home values have had a negative impact on residential new construction activity, consumer disposable income and spending on home remodeling and repair expenditures. These factors have had an adverse effect on our operating results for 2009 and are expected to continue into 2010.

Additionally, the weak economy and credit market are expected to continue to impact the level of residential new construction, as well as consumer confidence and the related spending on home remodeling and repairs. In the second half of 2009, we believe certain governmental incentives and policies resulted in higher sales levels of existing homes and new housing starts, which in turn resulted in increased sales volume for certain of our products. In the fourth quarter of 2009, the government extended certain of these incentives for consumers to purchase homes to April 2010. However, there can be no assurance that these governmental incentives and the resulting increased levels of housing activity will continue and as a result we may experience further declines in sales until such time as unemployment rates significantly decline and consumer confidence improves.

Fluctuations in the cost or availability of raw materials and components and increases in freight and other costs could have an adverse effect on our business.

We are dependent upon raw materials and purchased components, including, among others, steel, motors, compressors, copper, packaging material, aluminum, plastics, glass and various chemicals and paints that we purchase from third parties. As a result, our results of operations, cash flows and financial condition may be adversely affected by increases in costs of raw materials or components, or by limited availability of raw materials or components. We do not typically enter into long-term supply contracts for raw materials and components. In addition, we generally do not hedge against our supply requirements. Accordingly, we may not be able to obtain raw materials and components from our current or alternative suppliers at reasonable prices in the future, or may not be able to obtain raw materials and components on the scale and within the time frames we require. Further, if our suppliers are unable to meet our supply requirements, we could experience supply interruptions and/or cost increases. If we are unable to find alternate suppliers or pass along these additional costs to our customers, these interruptions and/or cost increases could adversely affect our results of operations, cash flows and financial condition.

During the first half of 2009, we experienced decreased material costs as compared to the first half of 2008 related primarily to purchases of steel, copper and aluminum and related purchased components, such as compressors and fans/blowers. However, in the second half of 2009, we began to see increased material costs, particularly copper, aluminum and steel, over the first half of 2009. If these price levels continue or increase further, we may not be able to sufficiently increase our sales prices and accordingly, we could experience significant increases in material costs as a percentage of net sales in 2010 as compared to the levels experienced in 2009.

Rising oil and other energy prices could have an adverse effect on our freight costs. In 2009, we experienced decreased freight costs primarily due to decreased fuel surcharges as compared to 2008. Continued strategic sourcing initiatives and improvements in manufacturing efficiency, as well as sales price increases, help to mitigate fluctuations in these costs. However, there can be no assurance that we will be able to offset all material cost increases in any future periods.

The availability of certain raw materials and component parts from sole or limited sources of supply may have an adverse effect on our business.

Sources of raw materials or component parts for certain of our operations may be dependent upon limited or sole sources of supply which may impact our ability to manufacture finished product. While we continually review alternative sources of supply, there can be no assurance that we will not face disruptions in sources of supply which could adversely affect our results of operations, cash flows and financial position.

Weather fluctuations may negatively impact our business.

Weather fluctuations may adversely affect our operating results and our ability to maintain sales volume. In our R-HVAC segment, operations may be adversely affected by unseasonably warm weather in the months of November to February and unseasonably cool weather in the months of May to August, which has the effect of diminishing customer demand for heating and air conditioning products. In all of our segments, adverse weather conditions at any time of the year may negatively affect overall levels of new construction and remodeling and replacement activity, which in turn may lead to a decrease in sales. Many of our operating expenses are fixed and cannot be reduced during periods of decreased demand for our products. Accordingly, our results of operations and cash flows will be negatively impacted in quarters with lower sales due to weather fluctuations.

If we fail to identify suitable acquisition candidates or successfully integrate the businesses we have acquired or will acquire in the future, our business could be negatively impacted.

Historically, we have engaged in a significant number of acquisitions, and those acquisitions have contributed significantly to our growth in sales and profitability. However, we cannot provide assurance that we will continue to locate and secure acquisition candidates on terms and conditions that are acceptable to us. If we are unable to identify attractive acquisition candidates, our growth could be impaired.

Acquisitions involve numerous risks, including:

•	the difficulty and expense that we incur in connection with the acquisition;

•	the difficulty and expense that we incur in the subsequent integration of the operations of the acquired company into our operations;

•	adverse accounting consequences of conforming the acquired company’s accounting policies to our accounting policies;

•	the difficulties and expense of developing, implementing and monitoring systems of internal controls at acquired companies, including disclosure controls and procedures and internal controls over financial reporting;

•	the difficulty in operating acquired businesses;

•	the diversion of management’s attention from our other business concerns;

•	the potential loss of customers or key employees of acquired companies;

•	the impact on our financial condition due to the timing of the acquisition or the failure to meet operating expectations for the acquired business; and

•	the assumption of unknown liabilities of the acquired company.

We cannot assure you that any acquisition we have made or may make in the future will be successfully integrated into our on-going operations or that we will achieve any expected cost savings from any acquisition. If the operations of an acquired business do not meet expectations, our profitability and cash flows may be impaired and we may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Because we compete against competitors with substantially greater resources, we face external competitive risks that may negatively impact our business.

Our RVP and HTP segments compete with many domestic and international suppliers in various markets. We compete with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Some of our competitors in these markets have greater financial and marketing resources than that of ours.

Our R-HVAC segment competes in both the site-built and manufactured housing markets on the basis of breadth and quality of product line, distribution, product availability and price. Most of our residential HVAC competitors have greater financial and marketing resources and the products of certain of our competitors may enjoy greater brand awareness than our residential HVAC products.

Our C-HVAC segment competes primarily on the basis of engineering support, quality, design and construction flexibility and total installed system cost. Most of our competitors in the commercial HVAC market have greater financial and marketing resources and enjoy greater brand awareness than we enjoy.

Competitive factors could require us to reduce prices or increase spending on product development, marketing and sales, either of which could adversely affect our operating results.

Because we have substantial operations outside the United States, we are subject to the economic and political conditions of foreign nations.

We have manufacturing facilities in several countries outside of the United States. In 2009, we sold products in approximately 100 countries other than the United States. Foreign net sales, which are attributed based upon the location of our subsidiary responsible for the sale, were approximately 20% and 21% of consolidated net sales for 2009 and 2008, respectively. Our foreign operations are subject to a number of risks and uncertainties, including the following:

•	foreign governments may impose limitations on our ability to repatriate funds;

•	foreign governments may impose withholding or other taxes on remittances and other payments to us, or the amount of any such taxes may increase;

•	an outbreak or escalation of any insurrection, armed conflict or act of terrorism, or another form of political instability, may occur;

•	natural disasters may occur, and local governments may have difficulties in responding to these events;

•	foreign governments may nationalize foreign assets or engage in other forms of governmental protectionism;

•	foreign governments may impose or increase investment barriers, customs or tariffs, or other restrictions affecting our business; and

•	development, implementation and monitoring of systems of internal controls of our international operations, including disclosure controls and procedures and internal controls over financial reporting, may be difficult and expensive.

The occurrence of any of these conditions could disrupt our business in particular countries or regions of the world, or prevent us from conducting business in particular countries or regions, which could reduce sales and adversely affect profitability. In addition, we rely on dividends and other payments or distributions from our subsidiaries, including our foreign subsidiaries, to meet our debt obligations. If foreign governments impose limitations on our ability to repatriate funds or impose or increase taxes on remittances or other payments to us, the amount of dividends and other distributions we receive from our foreign subsidiaries could be reduced, which could reduce the amount of cash available to us to meet our debt obligations.

Fluctuations in currency exchange rates could adversely affect our revenues, profitability and cash flows.

Our foreign operations expose us to fluctuations in currency exchange rates and currency devaluations. We report our financial results in U.S. dollars, but a portion of our sales and expenses are denominated in Euros, Canadian dollars and other foreign currencies. As a result, changes in the relative values of U.S. dollars, Euros, Canadian dollars and other currencies will affect our levels of revenues and profitability. If the value of the U.S. dollar increases relative to the value of the Euro, Canadian dollar and other currencies, our levels of revenue and profitability will decline since the translation of a certain number of Euros or units of such other currencies into U.S. dollars for financial reporting purposes will represent fewer U.S. dollars. Conversely, if the value of the U.S. dollar decreases relative to the value of the Euro, Canadian dollar and other currencies, our levels of revenue and profitability will increase since the translation of a certain number of Euros or units of such other currencies into U.S. dollars for financial reporting purposes will represent additional U.S. dollars. In addition, in the case of sales to customers in certain locations, our sales are denominated in U.S. dollars, Euros or Canadian dollars but all or a substantial portion of our associated costs are denominated in a different currency. As a result, changes in the relative values of U.S. dollars, Euros and Canadian dollars and any such different currency will affect our profitability and cash flows.

Varying international business practices may adversely impact our business and reputation.

We currently purchase raw materials, components and finished products from various foreign suppliers. To the extent that any such foreign supplier utilizes labor or other practices that vary from those commonly accepted in the United States, our business and reputation could be adversely affected by any resulting litigation, negative publicity, political pressure or otherwise.

A decline in our relations with key distributors and dealers or loss of major customers may negatively impact our business.

Our operations depend upon our ability to maintain relations with our independent distributors and dealers and we do not typically enter into long-term contracts with them. If our key distributors or dealers are unwilling to continue selling our products, or if any of them merge with or are purchased by a competitor, we could experience a decline in sales. If we are unable to replace such distributors or dealers or otherwise replace the resulting loss of sales, our business, results of operations and cash flows could be adversely affected. For 2009, approximately 51% of our consolidated net sales were made through our independent distributors and dealers, and our largest distributor or dealer accounted for approximately 5% of consolidated net sales for 2009.

In addition, the loss of one or more of our other major customers, or a substantial decrease in such customers’ purchases from us, could have a material adverse effect on our results of operations and cash flows. Because we do not generally have binding long-term purchasing agreements with our customers, there can be no assurance that our existing customers will continue to purchase products from us. Our largest customer (other than a distributor or dealer) accounted for approximately 4% of consolidated net sales for each of 2009 and 2008.

Labor disruptions or cost increases could adversely affect our business.

A work stoppage at one of our facilities could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to employment terms (including the collective bargaining agreements affecting our unionized employees) could result in material gains or losses or the recognition of an asset impairment. As collective bargaining agreements expire and until negotiations are completed, it is not known whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, without production interruptions, including labor stoppages. At December 31, 2009, approximately 6.5% of our employees are unionized, and from time to time the Company experiences union organizing efforts directed at our non-union employees. We may also experience labor cost increases or disruptions in its non-union facilities in circumstances where we must compete for employees with necessary skills and experience or in tight labor markets.

We must continue to innovate and improve our products to maintain our competitive advantage.

Our ability to maintain and grow our market share depends on the ability to continue to develop high quality, innovative products. An important part of our competitive strategy includes leveraging our distributor and dealer relationships and our existing brands to introduce new products. In addition, some of our HVAC products are subject to federal minimum efficiency standards and/or protocols concerning the use of ozone-depleting substances that have and are expected to continue to become more stringent over time. We cannot assure you that our investments in product innovation and technological development will be sufficient or that we will be able to create and market new products to enable us to successfully compete with new products or technologies developed by our competitors or to meet heightened regulatory requirements in the future.

Certain of our operations and products are subject to environmental, health and safety laws and regulations, which may result in substantial compliance costs or otherwise adversely affect our business.

The Company’s operations are subject to numerous federal, state, local and foreign laws and regulations relating to protection of the environment, including those that impose limitations on the discharge of pollutants into the air and water, establish standards for the use, treatment, storage and disposal of solid and hazardous materials and wastes and govern the cleanup of contaminated sites. We have used and continue to use various substances in our products and manufacturing operations, and have generated and continue to generate wastes, which have been or may be deemed to be hazardous or dangerous. As such, our business is subject to and may be materially and adversely affected by compliance obligations and other liabilities under environmental, health and safety laws and regulations. These laws and regulations affect ongoing operations and require capital costs and operating expenditures in order to achieve and maintain compliance. For example, the United States and other countries have established programs for limiting the production, importation and use of certain ozone depleting chemicals, including HCFCs, a refrigerant used in our air conditioning and heat pump products. Some of these chemicals have been banned completely, and others have been phased out in the United States. Modifications to the design of our products have been made, and further modifications may be necessary, in order to utilize alternative refrigerants.

We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws.

We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws, or non-compliance with environmental permits required at our facilities. Certain environmental laws and regulations also impose liability, without regard to knowledge or fault, relating to the existence of contamination at or associated with properties used in our current and former operations, or those of our predecessors, or at locations to which current or former operations or those of our predecessors have shipped waste for disposal. Contaminants have been detected at certain of our former sites, and we have been named as a potentially responsible party at several third-party waste disposal sites. While we are not currently aware of any such sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, we cannot be certain that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations or other unanticipated events will not arise in the future and give rise to material environmental liabilities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face risks of litigation and liability claims on product liability, workers’ compensation and other matters, the extent of which exposure can be difficult or impossible to estimate and which can negatively impact our business, financial condition, results of operations and cash flows.

We are subject to legal proceedings and claims arising out of our businesses that cover a wide range of matters, including contract and employment claims, product liability claims, warranty claims and claims for modification, adjustment or replacement of component parts of units sold. Product liability and other legal proceedings include those related to businesses we have acquired or properties we have previously owned or operated.

The development, manufacture, sale and use of our products involve risks of product liability and warranty claims, including personal injury and property damage arising from fire, soot, mold and carbon monoxide. We currently carry insurance and maintain reserves for potential product liability claims. However, our insurance coverage may be inadequate if such claims do arise, and any liability not covered by insurance could have a material adverse effect on our business. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. To date, we have been able to obtain insurance in amounts we believe to be appropriate to cover such liability. However, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally, or our situation in particular. Any such increase could result in lower profits or cause us to reduce our insurance coverage. In addition, a future claim may be brought against us which would have a material adverse effect on us. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on future profitability. In addition, warranty claims are generally not covered by our product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on our business.

Product recalls or reworks may adversely affect our financial condition, results of operations and cash flows.

In the event we produce a product that is alleged to contain a design or manufacturing defect, we could be required to incur costs involved to recall or rework that product. While we have undertaken several voluntary product recalls and reworks over the past several years, additional product recalls and reworks could result in material costs. Many of our products, especially certain models of bath fans, range hoods, and residential furnaces and air conditioners, have a large installed base, and any recalls and reworks related to products with a large installed base could be particularly costly. The costs of product recalls and reworks are not generally covered by insurance. In addition, our reputation for safety and quality is essential to maintaining market share and protecting our brands. Any recalls or reworks may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business operations could be significantly disrupted if we lost members of our management team.

Our success depends to a significant degree upon the continued contributions of our executive officers and key employees and consultants, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate them. The loss of the services of any of our executive officers or key employees and consultants, particularly our Chairman and Chief Executive Officer, Richard L. Bready, or our other executive officers, could prevent us from successfully executing our business strategy.

Our business operations could be negatively impacted if we fail to adequately protect our intellectual property rights, if we fail to comply with the terms of our licenses or if third parties claim that we are in violation of their intellectual property rights.

We are highly dependent on certain of the brand names under which we sell our products, including Broan® and NuTone®. Failure to protect these brand names and other intellectual property rights or to prevent their unauthorized use by third parties could adversely affect our business. We seek to protect our intellectual property rights through a combination of trademark, copyright, patent and trade secret laws, as well as confidentiality agreements. These protections may not be adequate to prevent competitors from using our brand names and trademarks without authorization or from copying our products or developing products equivalent to or superior to ours. We license several brand names from third parties. In the event we fail to comply with the terms of these licenses, we could lose the right to use these brand names. In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming; could cause us to cease making, using, or selling certain products that incorporate the disputed intellectual property; could require us, if feasible, to redesign our products; could divert management time and attention; and could require us to enter into costly royalty or licensing arrangements.

Our future financial condition and results of operations will be affected by the adoption of fresh-start accounting.

As a result of our bankruptcy reorganization, we have adopted “fresh-start accounting” as of the Effective Date pursuant to the Reorganizations topic of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”). Accordingly, our assets and liabilities have been adjusted to fair value, and certain assets and liabilities not previously recognized in our financial statements have been recognized under fresh-start accounting. As a result, our financial condition and results of operations from and after the Effective Date will not be comparable, in various material respects, to our financial condition and results of operations reflected in our historical consolidated financial statements. The lack of comparable historical financial information may discourage investors from purchasing our capital stock.

Furthermore, the estimates and assumptions used to implement fresh-start accounting are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, we cannot provide assurance that the estimates, assumptions and values reflected in the valuations will be realized, and actual results could vary materially, resulting in future impairment charges. For further information about fresh-start accounting, see Note 3, “Fresh-Start Accounting — Liabilities Subject to Compromise”, to the consolidated financial statements included elsewhere in this registration statement.

Risks Related to Our Indebtedness:

Our substantial debt could negatively impact our business, prevent us from fulfilling outstanding debt obligations and adversely affect our financial condition.

We have a substantial amount of debt. At December 31, 2009, we had approximately $885.3 million of total debt outstanding. The terms of our outstanding debt, including our new 11% Senior Secured Notes due 2013 (the “11% Notes”) and our new $300.0 million senior secured asset-based revolving credit facility (the “New ABL Facility”) limit, but do not prohibit, us from incurring additional debt. If additional debt is added to current debt levels, the related risks described below could intensify.

Our substantial debt has or could have important consequences, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, refinancing indebtedness or other purposes is impaired;

•	a substantial portion of our cash flow from operations will be dedicated to paying principal and interest on our debt, thereby reducing funds available for expansion or other purposes;

•	we are more leveraged than some of our competitors, which may result in a competitive disadvantage;

•	we are vulnerable to interest rate increases, as certain of our borrowings, including those under the New ABL Facility, are at variable rates;

•	our failure to comply with the restrictions in our financing agreements would have a material adverse effect on us;

•	we are more vulnerable to changes in general economic conditions than companies with less or no debt;

•	we face limitations on our ability to make strategic acquisitions, invest in new products or capital assets or take advantage of business opportunities; and

•	we are limited in our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

We may be unable to generate sufficient cash to service all of our indebtedness and other liquidity requirements and may be forced to take other actions to satisfy such requirements, which may not be successful.

We will be required to repay all amounts outstanding under our 11% Notes and New ABL Facility in 2013. At December 31, 2009, we had outstanding borrowings under the 11% Notes and New ABL Facility of approximately $843.3 million. In addition, we are currently obligated to make periodic principal and interest payments under the 11% Notes and the New ABL Facility, as well as other indebtedness, annually. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We expect that we will need to access the capital markets in order to refinance all amounts outstanding under the 11% Notes and the New ABL Facility, as we do not anticipate generating sufficient cash flow from operations to repay such amounts in full. We cannot assure you that funds will be available to us in the capital markets, together with cash generated from operations, in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We cannot assure you that we will be able to refinance any of our indebtedness, including the 11% Notes and the New ABL Facility, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

For further information regarding our yearly contractual obligations and sources of liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”, Item 2 of this registration statement.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indenture that governs our 11% Notes and the credit agreement that governs our New ABL Facility, contain covenants that restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make loans or investments;

•	incur certain liens;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell assets.

There are limitations on our ability to incur the full $300.0 million of commitments under the New ABL Facility. Availability is limited to the lesser of the borrowing base under the New ABL Facility and $300.0 million. As of December 31, 2009, we had approximately $90.0 million outstanding under the New ABL Facility and additional borrowing capacity under the New ABL Facility of approximately $131.7 million. As of March 31, 2010, we had approximately $65.0 million outstanding under the New ABL Facility and at February 27, 2010 we had additional borrowing capacity under the New ABL Facility of approximately $154.0 million.

We will be required to deposit cash from our material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the New ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit if, (i) excess availability (as defined in the New ABL Facility) falls below the greater of $40.0 million and 20% of the borrowing base or (ii) an event of default has occurred and is continuing. In addition, under the New ABL Facility, if (i) excess availability falls below the greater of $40 million and 15% of the borrowing base or (ii) an event of default has occurred and is continuing, we will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control. A breach of any of these covenants could result in a default under the New ABL Facility.

A breach of the covenants under the indenture that governs our 11% Notes or the credit agreement that governs the New ABL Facility could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the New ABL Facility would permit the lenders under the New ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our 11% Notes or New ABL Facility, those noteholders or lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our noteholders or lenders accelerate the repayment of our borrowings, we can provide no assurances that we and our subsidiaries would have sufficient assets to repay such indebtedness.

If we are unable to access funds generated by our subsidiaries, we may not be able to meet our financial obligations.

Because we conduct our operations through our subsidiaries, we depend on those entities for dividends, distributions and other payments to generate the funds necessary to meet our financial obligations. Legal restrictions in the United States and foreign jurisdictions applicable to our subsidiaries and contractual restrictions in certain agreements governing current and future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. All of our subsidiaries are separate and independent legal entities and have no obligation whatsoever to pay any dividends, distributions or other payments to us.

Risks Related to Our Common Stock:

We do not know whether an active market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock at what you believe to be an attractive price.

Prior to the effectiveness of this registration statement and the listing of our common stock on the New York Stock Exchange, there was no public trading market for our common stock. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at what you believe to be an attractive price.

We cannot predict the prices at which our common stock will trade or the volume of trading. A substantial number of our outstanding shares of common stock are held by a relatively small number of shareholders. The market price for our common stock could fall significantly if these shareholders sell, or attempt to sell, large amounts of our common stock. Alternatively, if these shareholders do not trade their shares, our common stock could be thinly traded resulting in a wide spread of bid and ask prices for our common stock, which could reduce the trading volume of our common stock.

It is also possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The price of our common stock could be volatile.

The overall market and the price of our common stock may fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

•	quarterly fluctuations in our operating results;

•	changes in investors’ and analysts’ perception of the business risks and conditions of our business;

•	our ability to meet the earnings estimates and other performance expectations of financial analysts or investors;

•	unfavorable commentary or downgrades of our stock by equity research analysts;

•	fluctuations in the stock prices of our peer companies or in stock markets in general;

•	our ability to comply with our debt covenants; and

•	general economic or political conditions.

Future sales of our common stock may lower our stock price.

If our existing stockholders sell a large number of shares of our common stock, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. Immediately after the effective date of this registration statement, all 15,000,000 outstanding shares of our common stock will be available for immediate resale in the public market except for shares held by our affiliates, which may only be sold subject to the conditions of Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) or pursuant to an effective registration statement filed by us under the Securities Act.

In addition, following the effectiveness of this registration statement, funds affiliated with Ares Management LLC (“Ares”), which together hold approximately 30% of our outstanding shares of common stock, will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock pursuant to a registration statement filed under the Securities Act, and to participate in future registrations of securities by us. Registration of any of these shares would result in the shares becoming freely tradable without compliance with Rule 144 upon effectiveness of any such registration statement.

In addition to the 15,000,000 shares of our common stock that will be outstanding immediately after the effective date of this registration statement, as of April 15, 2010 we also have:

•	789,474 shares of common stock issuable upon the exercise of outstanding warrants;

•	712,731 shares of restricted common stock outstanding;

•	782,731 shares of common stock issuable upon the exercise of outstanding stock options; and

•	657,648 shares of common stock reserved for future issuance under our 2009 Omnibus Incentive Plan.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt that our stockholders may find beneficial.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. Our corporate governance documents include provisions:

•	establishing a classified board of directors so that not all members of our board are elected at one time;

•	providing that directors may be removed by stockholders only for cause;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors; and

•	limiting the determination of the number of directors on our Board of Directors and the filling of vacancies or newly created seats on the board to our Board of Directors then in office.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our existing stockholders will exert significant influence over us after the effectiveness of this registration statement. Their interests may not coincide with yours and they may make decisions with which you may disagree.

After the effectiveness of this registration statement, funds affiliated with Ares will own, in the aggregate, approximately 30% of our outstanding common stock. Other stockholders will also own significant portions of our common stock. See “Security Ownership of Certain Beneficial Owners and Management”, Item 4 of this registration statement for further detail on the ownership of our common stock. As a result, these stockholders, acting individually or together, could control substantially all matters requiring stockholder approval, including the election of most directors and the approval of significant corporate transactions. In addition, this concentration of equity ownership may delay or prevent a change in control of our Company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

Further, our bylaws and certificate of incorporation allow a majority of our stockholders to take action by written consent, rather than at an annual or special meeting of stockholders, and without providing prior notice to other stockholders. These provisions generally allow our stockholders to act quickly. However, if you are in the minority, you may not receive prior notice of, or have the opportunity to object to, certain actions that may be proposed by a majority of our stockholders.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our common stock price could decline.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our common stock or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, our stockholders may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

ITEM 2.	FINANCIAL INFORMATION.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

On December 17, 2009 (the “Effective Date”), we successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009, pursuant to prepackaged plans of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize our capital structure while allowing us to continue to operate our business. The Reorganization was necessary because it was determined that we would be unable to operate our business and meet our debt obligations under our pre-Reorganization capital structure. In connection with our Reorganization, we adopted fresh-start reporting pursuant to the provisions of Accounting Standards Codification (“ASC”) 852, “Reorganizations,” (“ASC 852”). We selected December 19, 2009 as the fresh-start reporting date since it was the closest fiscal week-end to the Effective Date of December 17, 2009 and the effect of using December 19, 2009, instead of December 17, 2009, was not material to our financial condition or results of operations for the periods presented.

Under fresh-start reporting a new reporting entity is deemed to be created and the assets and liabilities of the entity are reflected at their fair values (“Fresh Start Accounting”). Accordingly, our consolidated financial statements for the reporting entity subsequent to emergence from Chapter 11 bankruptcy proceedings are not comparable to our consolidated financial statements for the reporting entity prior to emergence from Chapter 11 bankruptcy proceedings. References to the “Successor” refer to our Company subsequent to the fresh-start reporting date and references to the “Predecessor” refer to our Company prior to the fresh-start reporting date.

In addition, ASC 852 requires that financial statements, for periods including and subsequent to a Chapter 11 bankruptcy filing, distinguish between transactions and events that are directly associated with the reorganization proceedings and the ongoing operations of the business, as well as additional disclosures. Effective October 21, 2009, expenses, gains and losses directly associated with the reorganization proceedings are reported as gain on reorganization items, net in the consolidated statement of operations for our Predecessor period from January 1, 2009 to December 19, 2009. For further information regarding our under and emergence from Chapter 11 bankruptcy proceedings and the adoption of fresh-start accounting, see Note 2, “Reorganization Under Chapter 11”, and Note 3, “Fresh-Start Accounting” of the notes to our consolidated financial statements included elsewhere in this registration statement on Form 10.

On the Effective Date, our capital structure consisted of the following:

•	New 11% Senior Secured Notes due 2013. On the Effective Date, we issued a total principal amount of $753.3 million in 11% Senior Secured Notes due 2013 (the “11% Notes”) to the former holders of our 10% Senior Secured Notes due 2013 (the “10% Notes”).

•	New ABL Facility. On the Effective Date, we executed a $250.0 million asset-based revolving credit facility, which terminates in 2013, with a group of lenders. In March 2010, the asset-based revolving credit facility was increased to $300.0 million (the “New ABL Facility”). The New ABL Facility had initial outstanding borrowings on the Effective Date of $90.0 million. The New ABL Facility replaced the Predecessor’s pre-petition five-year $350.0 million senior secured asset-based revolving credit (the “Predecessor ABL Facility”).

•	Common Stock and Warrants. On the Effective Date, we issued 15,000,000 shares of common stock, par value $0.01 per share, and issued warrants that may be exercised for a period of five years to purchase 789,474 shares of common stock at an exercise price of $52.80 per share to the former holders of our 10% Notes, 8 1/2% Senior Subordinated Notes due 2014 (the “8 1/2% Notes”) and 9 7/8% Senior Subordinated Notes due 2011 (the “9 7/8% Notes”), and to the former holders of our former parent NTK Holdings Inc’s (“NTK Holdings”) 10 3/4% Senior Discount Notes due 2014 and certain unsecured senior loans issued by NTK Holdings, including certain of our directors and executive officers.

•	Restricted Stock. On the Effective Date, we granted 710,731 shares of restricted common stock. These shares were issued to certain of our executive officers and are eligible to vest in annual installments based upon the achievement of specified levels of adjusted earnings before interest, taxes, depreciation and amortization, as defined in the applicable award agreement, for each of our 2010, 2011, 2012 and 2013 fiscal years.

•	Options to Purchase Common Stock. On the Effective Date, we granted options to purchase 710,731 shares of common stock at an exercise price of $17.50 per share. These stock options were issued to certain of our executive officers and directors and vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 gives pro forma effect to the Reorganization and the adoption of Fresh Start Accounting under ASC 852 as if the transactions associated with the Reorganization and the related adoption of Fresh Start Accounting had occurred on January 1, 2009. The pro forma condensed consolidated statement of operations for the year ended December 31, 2009 excludes non-recurring items directly attributable to the Reorganization and the adoption of Fresh Start Accounting as discussed further in the accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2009. The statement of operations impact of the transactions associated with the Reorganization and the adoption of Fresh Start Accounting have been included in our historical statement of operations for the Successor period from December 20, 2009 to December 31, 2009. As such, no pro forma adjustments are necessary for the Successor period from December 20, 2009 to December 31, 2009. Accordingly, the pro forma condensed consolidated statement of operations for the year ended December 31, 2009 combines the Predecessor and Successor periods and reflects the impact of the pro forma adjustments to the Predecessor period from January 1, 2009 to December 19, 2009. A pro forma balance sheet as of December 31, 2009 is not presented because all of the transactions related to the Reorganization and the adoption of Fresh Start Accounting are already reflected in our historical December 31, 2009 consolidated balance sheet.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 is presented for informational purposes only and is not necessarily indicative of the results of operations that would have occurred had the transactions associated with the Reorganization and the adoption of Fresh Start Accounting described above taken place on January 1, 2009, nor is it necessarily indicative of our future results of operations. As such, actual results for future periods may be materially different from this unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this registration statement on Form 10.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

	Predecessor	Successor			Pro Forma
	Jan. 1, 2009 -	Dec. 20, 2009 -	Pro Forma		Year Ended
	Dec. 19, 2009	Dec. 31, 2009	Adjustments		Dec. 31, 2009
	(Amounts in millions, except shares and per share data)

Net sales	1,763.9	44.0	—		1,807.9
Costs and Expenses:
Cost of products sold	1,266.0	35.2	11.5	(a)	1,317.2
			4.5	(b)
Selling, general and administrative expense, net	372.6	8.5	2.3	(c)	383.4
Pre-petition reorganization items	22.5	—	(22.5	)(d)	—
Goodwill impairment charge	284.0	—	(284.0	)(e)	—
Amortization of intangible assets	22.2	1.5	12.8	(f)	36.5

	1,967.3	45.2	(275.4)		1,737.1

Operating (loss) earnings	(203.4)	(1.2)	275.4		70.8
Interest expense	(135.6)	(3.6)	44.1	(g)	(95.1)
Investment income	0.2	—	—		0.2

(Loss) earnings before gain on reorganization items, net	(338.8)	(4.8)	319.5		(24.1)
Gain on reorganization items, net	1,035.9	—	(1,035.9	)(h)	—

Earnings (loss) before provision (benefit) for income taxes	697.1	(4.8)	(716.4)		(24.1)
Provision (benefit) for income taxes	85.0	(1.4)	(82.8	)(i)	(2.4)
			(3.2	)(j)

Net earnings (loss)	612.1	(3.4)	(630.4)		(21.7)

Basic Earnings (Loss) per Share	204,033.33	(0.23)			(1.45	)(k)

Diluted Earnings (Loss) per Share	204,033.33	(0.23)			(1.45	)(k)

Weighted Average Common Shares:
Basic	3,000	15,000,000			15,000,000	(k)
Diluted	3,000	15,000,000			15,000,000	(k)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

(a)	Cost of products sold

Additional amortization of the estimated inventory fair value adjustment recorded in connection with Fresh Start Accounting	$11.5

(b)	Cost of products sold

Additional depreciation expense related to the estimated property, plant and equipment fair value adjustments recorded in connection with Fresh Start Accounting	$4.5

(c)	Selling, general and administrative expense, net

Additional estimated compensation expense related to the grant of restricted common stock and common stock options	$2.3

(d)	Pre-petition reorganization items

Elimination of the pre-petition reorganization items that were directly attributable to the Reorganization	$(22.5)

(e)	Goodwill impairment charge

Elimination of the HTP goodwill impairment charge that was required to be recorded prior to the adoption of Fresh Start Accounting, as Fresh Start Accounting under ASC 852 results in a new basis of goodwill based on the fair value of the assets and liabilities at the date of adoption. Accordingly, the Company believes that it would not have incurred the goodwill impairment charge for HTP had Fresh Start Accounting been adopted on January 1, 2009.	$(284.0)

(f)	Amortization of intangible assets

Additional estimated amortization expense related to the estimated intangible asset fair value adjustments recorded in connection with Fresh Start Accounting	$12.8

Included in the pro forma intangible asset amortization adjustment is approximately $4.4 million of amortization related to the estimated fair value of backlog.

(g)	Interest expense

Additional estimated interest expense on the 11% Notes	$(79.7)
Additional estimated interest expense on the New ABL Facility	(6.9)
Additional estimated amortization deferred debt expense related to the New ABL Facility	(1.1)
Additional estimated amortization of the debt fair value adjustment	(0.3)
Reduction in interest expense related to the debt that was eliminated in connection with the Reorganization, including the 10% Notes, the 8 1/2% Notes, the 9 7/8% Notes and the Prior ABL Facility	132.1

$44.1

(h)	Gain on reorganization items, net

Elimination of the pre-tax gain on reorganization items, net that were directly attributable to the Reorganization and the adoption of Fresh Start Accounting	$(1,035.9)

(i)	Provision (benefit) for income taxes

Elimination of the provision for incomes taxes that was directly attributable to the adoption of Fresh Start Accounting as it reflected the income tax impact associated with the pre-tax gain on reorganization items, net in (h) above	$(82.8)

(j)	Provision (benefit) for income taxes

Record estimated benefit for income taxes	$(3.2)

We have determined that we have sufficient reversing deferred tax liabilities available so that it is more likely than not that our deferred tax assets will be realized. Accordingly, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 reflects a tax benefit of approximately $2.4 million on the pro forma pre-tax loss of $24.1 million. The Company’s assumed effective pro forma tax rate of approximately 10% is lower than the federal tax rate of 35%, principally due to the tax impact related to foreign tax activities. See Note 4, “Summary of Significant Accounting Policies”, to our consolidated financial statements included elsewhere in this registration statement on Form 10,

(k)	Pro Forma Loss per Share

The pro forma effect of potential common share equivalents, including warrants, unvested restricted stock and stock options were excluded from the computation of the pro forma diluted shares outstanding, as inclusion would have resulted in anti-dilution.

Selected Consolidated Financial Data

The table below summarizes our selected consolidated financial information as of and for the periods indicated. You should read the following selected consolidated financial data together with our consolidated financial statements and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Liquidity and Capital Resources” and “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” included elsewhere herein. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Successor	Predecessor
	Period from	Period from
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007	2006	2005
	(In millions except per share amounts and ratios)
Consolidated Summary of Operations:
Net sales	$44.0	$1,763.9	$2,269.7	$2,368.2	$2,218.4	$1,959.2
Pre-petition reorganization items(1)	—	(22.5)	—	—	—	—
Goodwill impairment charge(2)	—	(284.0)	(710.0)	—	—	—
Operating (loss) earnings	(1.2)	(203.4)	(610.0)	185.5	267.0	237.2
(Loss) earnings before Gain on Reorganization Items, net	(4.8)	(338.8)	(753.8)	65.5	153.6	136.6
Gain on Reorganization Items, net(1)	—	1,035.9	—	—	—	—
Net (loss) earnings	(3.4)	612.1	(780.7)	32.4	89.7	80.5
(Loss) earnings per share:
Basic(3)	$(0.23)	$204,033.33	$(260,233.33)	$10,800.00	$29,900.00	$26,833.33
Diluted(3)	$(0.23)	$204,033.33	$(260,233.33)	$10,800.00	$29,900.00	$26,833.33
Financial Position and Other Financial Data:
Unrestricted cash, investments and marketable securities	$89.6	$86.7	$182.2	$53.4	$57.4	$77.2
Working capital(4)	320.8	323.3	352.7	207.2	211.1	273.8
Total assets	1,618.9	1,643.4	1,980.3	2,706.8	2,627.3	2,416.6
Total debt —
Current	49.9	53.8	53.9	96.4	43.3	19.7
Long-term	835.4	835.4	1,545.5	1,349.0	1,362.3	1,354.1
Current ratio(5)	1.9:1	1.9:1	1.8:1	1.4:1	1.4:1	1.7:1
Debt to equity ratio(6)	5.2:1	5.2:1	—	2.3:1	2.5:1	2.7:1
Depreciation and amortization expense, including non-cash interest	6.2	103.2	76.9	70.7	66.5	51.2
Capital expenditures(7)	0.5	17.9	25.4	36.4	42.3	33.7
Stockholders’ investment (deficit)	170.1	172.0	(219.8)	618.7	563.1	500.3

(1)	See Note 2, “Reorganization Under Chapter 11”, and Note 3, “Fresh-Start Accounting”, to the consolidated financial statements included elsewhere in this registration statement.

(2)	Non-cash goodwill impairment charges were recognized in consolidated operating loss and net earnings (loss) for the Predecessor Period from January 1, 2009 to December 19, 2009 and the year ended December 31, 2008. See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere in this registration statement.

(3)	See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere in this registration statement.

(4)	Working capital is computed by subtracting current liabilities from current assets.

(5)	Current ratio is computed by dividing current assets by current liabilities.

(6)	Debt to equity ratio is computed by dividing total debt by total stockholders’ investment.

(7)	Includes capital expenditures financed under capital leases of approximately $4.8 million for the predecessor year ended December 31, 2005. There were no expenditures financed under capital leases for any other periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Nortek, Inc. and its wholly-owned subsidiaries are diversified manufacturers of innovative, branded residential and commercial building products, operating within four reporting segments:

•	the Residential Ventilation Products (“RVP”) segment,

•	the Home Technology Products (“HTP”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment, and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential and commercial construction markets, the manufactured housing market and the do-it-yourself (“DIY”) market.

The RVP segment manufactures and sells room and whole house ventilation products and other products primarily for the professional remodeling and replacement markets, the residential new construction market and the DIY market. The principal products sold by this segment include kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products.

The HTP segment manufactures and sells a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal products sold by this segment are:

•	audio / video distribution and control equipment,

•	speakers and subwoofers,

•	security and access control products,

•	power conditioners and surge protectors,

•	audio / video wall mounts and fixtures,

•	lighting controls and home integration products, and

•	structured wiring.

The R-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for site-built residential and manufactured housing structures and certain commercial markets. The principal products sold by the segment are split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment.

The C-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for custom-designed commercial applications to meet customer specifications. The principal products sold by the segment are large custom rooftop cooling and heating products.

As a result of the application of fresh-start accounting on December 19, 2009, and in accordance with ASC 852, our post-emergence financial results (for all periods ending after December 19, 2009) are presented as the “Successor” or “2009 Successor Period” and our pre-emergence financial results (for all periods ending through December 19, 2009) are presented as the “Predecessor” or “2009 Predecessor Period”. Financial statements prepared under accounting principles generally accepted in the United States do not straddle the Effective Date because in effect the Successor represents a new entity. As a result of the application of fresh-start accounting, the results of the Successor Period are not comparable to Predecessor Periods. For the readers’ convenience, the Successor period from December 20, 2009 to December 31, 2009 and the Predecessor period from January 1, 2009 to December 19, 2009 have been combined for certain purposes and are collectively referred to as “2009” for purposes of this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). We have evaluated subsequent events for potential recognition or disclosure through the date the financial statements were issued, April 15, 2010.

This MD&A is intended to help the reader understand Nortek, Inc., our operations and our present business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes thereto contained in this registration statement. Unless the context requires otherwise, the terms “Nortek,” “Company,” “we” and “our” in this MD&A refer to Nortek, Inc. and its wholly-owned subsidiaries.

Chapter 11 Bankruptcy Proceedings

On December 17, 2009, we successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009, pursuant to a prepackaged plan of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize our capital structure while allowing us to continue to operate our business. The Reorganization was necessary because it was determined that we would be unable to operate our business and meet our debt obligations under our pre-Reorganization capital structure. The following discussion provides general background information regarding the Reorganization, and is not intended to be an exhaustive description of the Reorganization. The summary is organized chronologically beginning with the execution of a Restructuring Agreement in early September 2009 and ending with our emergence from bankruptcy on December 17, 2009.

NTK Holdings, Inc. (“NTK Holdings”) was a Delaware corporation that was formed to hold the capital stock of Nortek Holdings, Inc. (“Nortek Holdings”), which held the capital stock of Nortek, Inc. (“Nortek”). NTK Holdings became the parent company of Nortek Holdings on February 10, 2005. On September 3, 2009, NTK Holdings, Nortek Holdings and Nortek, and certain of their direct and indirect subsidiaries (collectively, the “Debtors”) entered into a Restructuring and Lockup Agreement (the “Restructuring Agreement”) with certain of their pre-Reorganization noteholders. Pursuant to the Restructuring Agreement, such noteholders agreed to support and vote in favor of the Debtors’ proposed financial restructuring plans, including, among other things, the filing by the Debtors of voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and their prepackaged plans of reorganization (the “Prepackaged Plans”), subject to the terms and conditions contained in the Restructuring Agreement.

On October 21, 2009, the Debtors filed voluntary petitions in the Bankruptcy Court seeking relief under the provisions of chapter 11 of the Bankruptcy Code. The chapter 11 cases were jointly administered under the caption: In re NTK Holdings, Inc., Chapter 11 Case No. 09-13611 (KJC) (jointly administered) (the “Chapter 11 Cases”). During the Chapter 11 Cases, the Debtors continued to operate their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

On December 4, 2009, the Prepackaged Plans were approved by the Bankruptcy Court.

On December 17, 2009 (the “Effective Date”), we emerged from bankruptcy as a reorganized company. As a result of the Reorganization, approximately $1.3 billion of the Debtors’ debt (including approximately $635.0 million in principal of our outstanding indebtedness) was eliminated. On December 29, 2009, the Bankruptcy Court closed the bankruptcy cases for Nortek’s subsidiaries and on March 31, 2010 closed the bankruptcy case for Nortek. On the Effective Date, NTK Holdings and Nortek Holdings were dissolved.

Post-Emergence Capital Structure and Recent Events

As noted previously, following the Effective Date, our capital structure consists of the following:

•	New 11% Senior Secured Notes due 2013. On the Effective Date, we issued the 11% Notes to the former holders of our 10% Notes.

•	New ABL Facility. On the Effective Date, we executed the New ABL Facility which was increased from $250.0 million on the Effective Date to $300.0 million in March 2010. We had approximately $90.0 million and $65.0 million outstanding under the New ABL Facility at December 31, 2009 and March 31, 2010, respectively.

•	Common Stock and Warrants. On the Effective Date, we issued 15,000,000 shares of common stock, par value $0.01 per share, and issued warrants that may be exercised for a period of five years to purchase 789,474 shares of common stock at an exercise price of $52.80 per share to the former holders of our 10% Notes, 8 1/2% Senior Subordinated Notes due 2014 (the “8 1/2% Notes”) and 9 7/8% Senior Subordinated Notes due 2011 (the “9 7/8% Notes”), and to the former holders of NTK Holdings’ 10 3/4% Senior Discount Notes due 2014 and certain unsecured senior loans issued by NTK Holdings, including certain of our directors and executive officers.

•	Restricted Stock. On the Effective Date, we granted 710,731 shares of restricted common stock, and subsequent to December 31, 2009, we have granted an additional 2,000 shares of restricted common stock. These shares were issued to certain of our executive officers and are eligible to vest in annual installments based upon the achievement of specified levels of adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the applicable award agreement, for each of our 2010, 2011, 2012 and 2013 fiscal years.

•	Options to Purchase Common Stock. On the Effective Date, we granted options to purchase 710,731 shares of common stock, and subsequent to December 31, 2009, we have granted options to purchase an additional 72,000 shares of common stock, each at an exercise price of $17.50 per share. These stock options were issued to certain of our executive officers and directors and vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

For further information regarding our 11% Notes and our New ABL Facility, see Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements included elsewhere in this registration statement. For further information regarding our common stock and warrants, see Note 2, “Reorganization Under Chapter 11”, and Note 3, “Fresh-Start Accounting”, to the consolidated financial statements included elsewhere in this registration statement. For further information regarding our restricted stock and options to purchase common stock, see Note 9, “Stock-Based Compensation”, to the consolidated financial statements included elsewhere herein in this registration statement and “Compensation Discussion and Analysis — Incentive Plans”, Item 6 of this registration statement.

Cancellation of Certain Pre-Petition Obligations

Under the Prepackaged Plans, our pre-petition equity and certain of our debt and other obligations were cancelled and extinguished, as follows:

•	The Predecessor’s common stock was extinguished, and no distributions were made to the Predecessor’s former shareholders;

•	The Predecessor’s 10% Notes, 8 1/2% Notes and 9 7/8% Notes were cancelled, and the indentures governing such debt securities were terminated (other than for purposes of allowing holders of each of the notes to receive distributions under the Prepackaged Plans and allowing the trustees to exercise certain rights);

•	The Predecessor ABL Facility was paid in full and terminated; and

•	The Predecessor’s net intercompany accounts with its former parent entities were cancelled.

For further information regarding the resolution of our pre-petition liabilities in accordance with the Prepackaged Plans, see Note 3, “Fresh-Start Accounting — Liabilities Subject to Compromise”, and Note 8, “Notes, Mortgage Notes and Obligations Payable” to the consolidated financial statements included elsewhere in this registration statement.

Reorganization and Fresh-Start Accounting

In 2009, we recognized a gain of approximately $904.9 million for reorganization items as a result of the bankruptcy proceedings. This gain reflects the cancellation of our pre-petition debt, partially offset by the recognition of certain of our new equity and debt obligations, as well as professional fees incurred as a direct result of the bankruptcy proceedings.

As noted previously, upon our emergence from Chapter 11 bankruptcy proceedings, we adopted fresh-start accounting in accordance with ASC 852. Fresh-start accounting requires all assets and liabilities to be recorded at fair value. In 2009, we recognized a net gain of approximately $131.0 million related to the valuation of our assets and liabilities upon emergence from Chapter 11 bankruptcy proceedings.

In addition, we recognized charges of approximately $22.5 million in the 2009 Predecessor Period as a result of the bankruptcy proceedings.

For additional information regarding the bankruptcy proceedings, reorganization items, and fresh-start accounting adjustments see Note 2, “Reorganization Under Chapter 11” and Note 3, “Fresh-Start Accounting”, to the consolidated financial statements included elsewhere in this registration statement.

Industry Overview

Critical factors affecting our future performance, including our level of sales, profitability and cash flows, are the levels of residential remodeling and replacement activity and new residential and non-residential construction activity. The level of new residential and non-residential construction activity and the level of residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, inflation, consumer spending, employment levels and other macroeconomic factors, over which we have no control. Any decline in economic activity as a result of these or other factors typically results in a decline in residential and non-residential new construction and, to a lesser extent, residential and non-residential remodeling and replacement spending, which would result in a decrease in our sales, profitability and cash flows.

The severe impact of the worldwide crisis in the credit and financial markets in 2008 and 2009, the instability in the troubled mortgage market, the level of unemployment and the decline in home values have had a negative impact on residential and non-residential new construction activity, consumer disposable income and spending on home remodeling and repair expenditures. These factors have had an adverse effect on our operating results for 2009 and are expected to continue into 2010.

Changes in key industry activity affecting our businesses in the United States for 2009, 2008 and 2007 were as follows:

	Source	% Increase (Decrease)
	of Data	2009	2008	2007

Private residential construction spending	1	(28)%	(29)%	(20)%
Total housing starts	1	(39)%	(33)%	(25)%
New home sales	1	(23)%	(38)%	(26)%
Existing home sales	2	5%	(13)%	(13)%
Residential improvement spending	1	(3)%	(14)%	(4)%
Central air conditioning and heat pump shipments	3	(12)%	(9)%	(9)%
Private non-residential construction spending	1	(11)%	13%	23%
Manufactured housing shipments	1	(39)%	(14)%	(18)%
Residential fixed investment spending	4	(20)%	(23)%	(19)%

Source of data:

(1)	U.S. Census Bureau

(2)	National Association of Realtors

(3)	Air Conditioning and Refrigeration Institute

(4)	U.S. Bureau of Economic Analysis

In addition, according to the Canada Mortgage and Housing Corporation, Canadian housing starts decreased approximately 29% in 2009 as compared to 2008, decreased approximately 8% in 2008 as compared to 2007 and increased approximately 1% in 2007 as compared to 2006.

In 2009 approximately 51% of consolidated net sales were made through distributors, wholesalers and similar channels, approximately 24% were to commercial HVAC markets, approximately 15% were to retailers (of which approximately 10% were sold to the four largest home center retailers), approximately 6% were private label sales and approximately 4% were to manufactured housing original equipment manufacturers and aftermarket dealers.

Our HVAC business serving the commercial construction market was approximately 22% and 23% of consolidated net sales for the years ended December 31, 2009 and 2008, respectively, versus approximately 19% of consolidated net sales in 2007. The decrease in the commercial HVAC business in 2009 is due in part to a decrease in sales volume of air handlers by certain of the segment’s U.S. and Canadian subsidiaries.

During 2008, and continuing into 2009, we instituted cost reduction measures by implementing initiatives to significantly reduce discretionary spending and achieve reductions in workforce across all of our businesses given the rapidly changing and challenging economic environment. As a result of these initiatives, we reduced expense levels by approximately $75.7 million during 2009 as compared to 2008. Our total selling, general and administrative expense, net (“SG&A”) was approximately $86.9 million lower, approximately $43.2 million of which was the result of these cost reduction measures, for 2009 over 2008. Overhead expense, including freight costs, charged to cost of products sold was approximately $80.1 million lower, approximately $32.5 million of which was the result of these cost reduction measures, for 2009 over 2008. These lower expense levels reflect both reductions in spending levels and lower expenses, in part, as a result of a decline in sales volume. There can be no assurance that these cost reduction measures will continue to be successful.

The demand for certain of our products is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during winter months usually reduces the level of building and remodeling activity in both home improvement and new construction markets, thereby reducing our sales levels during the first and fourth quarters.

We are subject to the effects of changing prices and the impact of inflation which could have a significant adverse effect on our results of operations for the periods presented. In some circumstances, market conditions or customer expectations may prevent us from increasing the prices of its products to offset the inflationary pressures that may increase costs in the future. During the first half of 2009, we experienced decreased material costs as compared to the first half of 2008 related primarily to purchases of steel, copper and aluminum and related purchased components, such as compressors and fans/blowers. However, in the second half of 2009, we began to see increased material costs, particularly copper, aluminum and steel, over the first half of 2009.

Additionally, during 2009, we experienced decreased freight costs primarily due to decreased fuel surcharges as compared to 2008. Continued strategic sourcing initiatives and improvements in manufacturing efficiency, as well as sales price increases, help to mitigate fluctuations in these costs.

During the past three years, the following have been our major purchases, expressed as a percentage of consolidated net sales, of raw materials and purchased components:

	For the Year Ended December 31,
	2009	2008	2007

Steel	5%	6%	6%
Motors	5%	4%	5%
Compressors	3%	3%	3%
Copper	2%	3%	2%
Electrical	2%	2%	2%
Packaging	2%	1%	1%
Plastics	1%	1%	1%
Aluminum	1%	1%	1%
Fans & Blowers	1%	1%	1%

Outlook

Our outlook for 2010 is for the challenging market conditions to continue. Additionally, the weak economy and credit market are expected to continue to impact the level of residential and non-residential new construction, as well as consumer confidence and the related spending on home remodeling and repairs. In the second half of 2009, we believe certain governmental incentives and policies resulted in higher sales levels of existing homes and new housing starts, which in turn resulted in increased sales volume for certain of our products. In the fourth quarter of 2009, the government extended certain of these incentives for consumers to purchase homes to April 2010. There can be no assurance that these governmental incentives and the resulting increased levels of housing activity will continue and as a result we may experience further declines in sales until such time as unemployment rates significantly decline and consumer confidence improves.

We are looking at our business with a long-term view and a continued focus on our low-cost country sourcing strategy and cost reduction initiatives. Balance sheet management is an extremely important priority for all of our businesses so they can maximize cash flow from operating activities. During this challenging environment, we will fund necessary capital investments that will improve our business operations. In 2009, we spent approximately $18.4 million on capital expenditures. In 2010, we expect to spend between approximately $30.0 million and $35.0 million on capital expenditures.

Acquisitions

We account for acquisitions under the purchase method of accounting and accordingly, the results of these acquisitions are included in our consolidated results since the date of their acquisition. We have made the following acquisitions since January 1, 2007:

Reporting
Segment	Acquired Company	Date of Acquisition	Primary Business of Acquired Company

RVP	Stilpol SP. Zo.O.	September 18, 2007	Supply various fabricated material components and sub-assemblies used by the Company’s Best subsidiaries in the manufacture of kitchen range hoods.
RVP	Metaltecnica S.r.l.	September 18, 2007	Supply various fabricated material components and sub-assemblies used by the Company’s Best subsidiaries in the manufacture of kitchen range hoods.
RVP	Triangle	August 1, 2007	Manufacture, market and distribute bath cabinets and related products.
HTP	Home Logic, LLC	July 27, 2007	Design and sale of software and hardware that facilitates the control of third party residential subsystems such as home theater, whole-house audio, climate control, lighting, security and irrigation.
HTP	Aigis Mechtronics, Inc.	July 23, 2007	Manufacture and sale of equipment, such as camera housings, into the close-circuit television portion of the global security market.
HTP	International Electronics, Inc.	June 25, 2007	Design and sale of security and access control components and systems for use in residential and light commercial applications.
HTP	c.p. All Star Corporation	April 10, 2007	Manufacture and distribution of residential, commercial and industrial gate operators, garage door openers, radio controls and accessory products for the garage door and fence industry.
HTP	Par Safe / Litewatch	March 26, 2007	Design and sale of home safes and solar LED security lawn signs.
HTP	LiteTouch, Inc.	March 2, 2007	Design, manufacture and sale of automated lighting control for a variety of applications including residential, commercial, new construction and retro-fit.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Certain of our accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We periodically evaluate the judgments and estimates used for our critical accounting policies to ensure that such judgments and estimates are reasonable for our interim and year-end reporting requirements. These judgments and estimates are based upon our historical experience, current trends and other information available, as appropriate. If actual conditions are different from those assumptions used in our judgments, actual results could be materially different from our estimates. Our critical accounting policies include:

Revenue Recognition, Accounts Receivable and Related Expenses

We recognize sales based upon shipment of products to customers and have procedures in place at each of our subsidiaries to ensure that an accurate cut-off is obtained for each reporting period.

Allowances for cash discounts, volume rebates, other customer incentive programs and gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed to with our various customers, which are typically earned by the customer over an annual period. We record periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period, and the contractual provisions of the customer agreements. For calendar year customer agreements, we are able to adjust our periodic estimates to actual amounts as of December 31 each year based upon the contractual provisions of the customer agreements. For those customers who have agreements that are not on a calendar year cycle, we record estimates at December 31 consistent with the above described methodology. Customers are generally not required to provide collateral for purchases. As a result, at the end of any given reporting period, the amounts recorded for these allowances are based upon estimates of the likely outcome of future sales with the applicable customers and may require adjustment in the future if the actual outcome differs. We believe that our procedures for estimating such amounts are reasonable.

Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. We generally estimate customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return, while also factoring in any new business conditions that might impact the historical analysis, such as new product introduction. We believe that our procedures for estimating such amounts are reasonable.

Provisions for the estimated allowance for doubtful accounts are recorded in SG&A at the time of sale. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that might impact the historical analysis such as changes in economic conditions, past due and nonperforming accounts, bankruptcies or other events affecting particular customers. We also periodically evaluate the adequacy of our allowance for doubtful accounts recorded in our consolidated balance sheet as a further test to ensure the adequacy of the recorded provisions. The analysis for allowance for doubtful accounts often involves subjective analysis of a particular customer’s ability to pay. As a result, significant judgment is required in determining the appropriate amounts to record and such judgments may prove to be incorrect in the future. We believe that our procedures for estimating such amounts are reasonable.

Inventory Valuation

We value inventories at the lower of the cost or market with approximately 36% of our inventory at December 31, 2009 valued using the last-in, first-out (“LIFO”) method and the remainder valued using the first-in, first-out (“FIFO”) method. On December 19, 2009, inventories were adjusted to their fair value in connection with the application of fresh-start accounting (see Note 3, “Fresh-Start Accounting”, and Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere in this registration statement). In connection with both LIFO and FIFO inventories, we record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold. We believe that our procedures for estimating such amounts are reasonable.

Income Taxes

We account for income taxes using the liability method in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”), which requires that the deferred tax consequences of temporary differences between the amounts recorded in our consolidated financial statements and the amounts included in our federal, state and foreign income tax returns to be recognized in the balance sheet. As we generally do not file our income tax returns until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual tax returns are filed for that fiscal year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that we and our subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards and valuation allowances required, if any, for tax assets that may not be realizable in the future. We require each of our subsidiaries to submit year-end tax information packages as part of the year-end financial statement closing process so that the information used to estimate the deferred tax accounts at December 31 is reasonably consistent with the amounts expected to be included in the filed tax returns. ASC 740 requires balance sheet classification of current and long-term deferred income tax assets and liabilities based upon the classification of the underlying asset or liability that gives rise to a temporary difference. As such, we have historically had prepaid income tax assets due principally to the unfavorable tax consequences of recording expenses for required book reserves for such things as, among others, bad debts, inventory valuation, insurance, product liability and warranty that cannot be deducted for income tax purposes until such expenses are actually paid. We believe the procedures and estimates used in our accounting for income taxes are reasonable and in accordance with established tax law. The income tax estimates used have historically not resulted in material adjustments to income tax expense in subsequent periods when the estimates are adjusted to the actual filed tax return amounts, although there may be reclassifications between the current and long-term portion of the deferred tax accounts.

Goodwill and Other Long-Lived Assets

Evaluation of Goodwill Impairment

Our accounting for acquired goodwill and intangible assets requires considerable judgment in the valuation of acquired goodwill and other long-lived assets, and the ongoing evaluation of goodwill and other long-lived assets impairment. Goodwill and intangible assets determined to have indefinite useful lives are not amortized. Instead, these assets are evaluated for impairment on an annual basis, or more frequently when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value, including a significant adverse change in the business climate, among others. We have set the annual evaluation date as of the first day of our fiscal fourth quarter. The reporting units evaluated for goodwill impairment have been determined to be the same as our operating segments and include RVP, HTP, R-HVAC and C-HVAC.

We utilize a combination of a discounted cash flow (“DCF”) approach and an earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple approach in order to value our reporting units required to be tested for impairment. The DCF approach requires that we forecast future cash flows of the reporting units and discount the cash flow stream based upon a weighted average cost of capital (“WACC”) that is derived, in part, from comparable companies within similar industries. The DCF calculations also include a terminal value calculation that is based upon an expected long-term growth rate for the applicable reporting unit. The EBITDA multiple approach requires that we estimate certain valuation multiples of EBITDA derived from comparable companies and apply those derived EBITDA multiples to the applicable reporting unit EBITDA for the selected EBITDA measurement periods. We then evaluate what we believe to be the appropriate weighted average of the DCF approach and the EBITDA multiple approach in order to arrive at our valuation conclusion.

The key assumptions used in order to determine the appropriate WACC rates for the DCF approach for each reporting unit are as follows:

•	A risk free rate based on the 20-year Treasury bond yield.

•	A market risk premium based on our assessment of the additional risk associated with equity investment that is determined, in part, through the use of published historical equity risk studies as adjusted for the business risk index for each reporting unit. The business risk index is derived from comparable companies and measures the estimated stock price volatility. We used an overall equity risk premium of 6% for all reporting units and periods discussed below, which was then adjusted by multiplying the applicable reporting unit business risk index to arrive at the market risk premium. As such, changes in the market risk premium between periods reflect changes in the business risk index for the reporting units.

•	Comparable company and market interest rate information is used to determine the cost of debt and the appropriate long-term capital structure in order to weight the cost of debt and the cost of equity into an overall WACC.

•	A size risk premium based on the value of the reporting unit that is determined through the use of published historical size risk premia data.

•	A specific risk premium for the cost of equity, as necessary, which factors in overall economic and stock market volatility conditions at the time the WACC is estimated. We used a 2% specific risk premium for all reporting units and periods discussed below.

We perform the following analyses, among others, on a quarterly basis in order to determine if events or circumstances have changed such that it is more likely than not that the fair value of any of our reporting units are below the respective carrying amounts:

•	We review public information from competitors and other industry information to determine if there are any significant adverse trends in the competitors’ businesses, such as significant declines in market capitalization or significant goodwill impairment charges that could be an indication that the goodwill of our reporting units is potentially impaired.

•	We review and update, if necessary, our long-term 5-year financial projections and compare the amounts to the prior long-term 5-year projections to determine if there has been a significant adverse change that could materially lower our prior valuation conclusions for any of the reporting units under both the DCF approach and EBITDA multiple approach.

•	We update our analyses of the WACC rates for each reporting unit in order to determine if there have been any significant increases in the rates, which could materially lower our prior valuation conclusions for any of the reporting units under the DCF approach.

•	We update our analyses of comparable company EBITDA multiples in order to determine if there have been any significant decreases in the multiples, which could materially lower our prior valuation conclusions for any of the reporting units under the EBITDA multiple approach.

•	We determine the current carrying value for each reporting unit as of the end of the quarter and compare it the prior quarter amount in order to determine if there has been any significant increase that could impact our prior goodwill impairment assessments.

•	We also, as necessary, run pro forma models substituting the new assumption information derived from the above analyses to determine the impact that such assumption changes would have had on the prior valuations. These pro forma calculations assist us in determining whether or not the new valuation assumption information would have resulted in a significant decrease in the fair value of any of the reporting units.

Based on these analyses, we make a final determination for each reporting unit as to whether or not an interim “Step 1 Test” is required for the quarter under ASC Topic 350, “Goodwill and Other” (“ASC 350”).

The Step 1 Test compares the estimated fair value of each reporting unit to its carrying value. If the estimated fair value is lower than the carrying value, there is an indication of goodwill impairment and a “Step 2 Test” is required. If the estimated fair value of the reporting unit exceeds the carrying value, no further goodwill impairment testing is required.

July 4, 2009 Interim Impairment Test and HTP Goodwill Charge

In connection with our July 4, 2009 quarterly analyses, we determined that interim Step 1 Testing was required for each of the reporting units, primarily due to reductions in the long-term 5-year forecasts for each reporting unit as discussed further below. The results of our interim Step 1 Testing as of July 4, 2009 indicated that there was potential impairment at our HTP reporting and, in accordance with ASC 350, we recorded an estimated $250.0 million goodwill impairment charge for HTP as of July 4, 2009 based on our interim Step 2 analysis (see below for further discussion).

We used a combination of a DCF approach weighted at 70% and an EBITDA multiple approach weighted at 30% in order to determine the estimated fair values under Step 1 Testing, which was consistent with the historical valuation approach that we have used in prior years as updated to reflect what we believe to be the most appropriate weighting to the DCF approach and EBITDA multiple approach.

The following is a summary of the WACC rates by reporting unit used for the DCF Approach as of July 4, 2009 and December 31, 2008.

Reporting Unit	7-04-09	12-31-08

RVP	11.8%	12.0%
HTP	12.4	12.8
R-HVAC	17.2	18.0
C-HVAC	17.2	18.0

The reduction in the RVP and HTP WACC rates from December 31, 2008 to July 4, 2009 is principally due to a 0.3% reduction in the risk free rate assumption. The reduction in the R-HVAC and C-HVAC WACC rates from December 31, 2008 to July 4, 2009 is principally due to a 0.6% reduction in the market risk premium as a result of a lower business risk index and the 0.3% reduction in the risk free rate assumption. The principal differences between the RVP and HTP WACC rates and the R-HVAC and C-HVAC rates are higher size risk premiums for R-HVAC and C-HVAC due to their smaller size and a higher equity component to the long-term capital structure.

For the EBITDA multiple approach, we performed a comparable company analysis and determined that an EBITDA multiple of 7x was appropriate to use for each of the reporting units for both the 2009 forecast and 2010 forecast measurement periods (see below for EBITDA multiples used at December 31, 2008).

As indicated above, the results of the Step 1 Tests performed as of July 4, 2009 indicated that the carrying value of the HTP reporting unit exceeded the estimated fair value determined by us and, as such, a “Step 2 Test” was required for this reporting unit (see below for further discussion). The estimated fair values of the RVP, R-HVAC and C-HVAC reporting units exceeded the carrying values so no further impairment analysis was required for these reporting units as of July 4, 2009.

We believe that our assumptions used to determine the fair values as of July 4, 2009 for our reporting units were reasonable. As discussed above, if different assumptions were to be used, particularly with respect to estimating future cash flows, the weighted average costs of capital, terminal growth rates, estimated EBITDA and selected EBITDA multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result. Actual operating results and the related cash flows of these reporting units could differ from the estimated operating results and related cash flows.

The preliminary Step 2 Test for HTP for the second quarter of 2009 required us to measure the potential impairment loss by allocating the estimated fair value of the HTP reporting unit, as determined in Step 1, to HTP’s assets and liabilities, with the residual amount representing the implied fair value of goodwill and, to the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized. As such, the Step 2 Test for HTP under ASC 350 required us to perform a theoretical purchase price allocation for HTP to determine the implied fair value of goodwill as of the evaluation date. Due to the complexity of the analysis required to complete the Step 2 Tests, and the timing of our determination of the goodwill impairment, we had not finalized our Step 2 Tests at the end of the second and third quarters of 2009. In accordance with the guidance in ASC 350, we completed a preliminary assessment of the expected impact of the Step 2 Tests using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary goodwill impairment charge in the second quarter of 2009 of approximately $250.0 million for HTP.

During the fourth quarter of 2009, we completed our Step 2 Testing under ASC 350 for the HTP reporting unit by performing the following procedures, among others:

•	Finalized the detailed appraisals used to determine the estimated fair value of intangible assets, real estate and machinery and equipment in accordance with methodologies for valuing assets under ASC Topic 805, “Business Combinations” (“ASC 805”).

•	Finalized the analysis to determine the estimated fair value adjustment required for inventory.

•	Finalized the deferred tax analysis, which included determining the deferred tax consequences of the theoretical purchase price adjustments required by the Step 2 Test.

We believe that the procedures performed and estimates used in the theoretical purchase price allocation for HTP required for Step 2 Testing under ASC 350 were reasonable and in accordance with the guidelines for acquisition accounting included in ASC 805 to determine the theoretical fair value of the assets and liabilities of the HTP reporting unit used in the Step 2 Testing.

As a result of the completion of the Step 2 Testing, we recorded a final goodwill impairment charge for HTP as of July 4, 2009 of approximately $284.0 million. This represented an increase in the goodwill impairment charge of approximately $34.0 million, which was recorded in the Predecessor period from October 4, 2009 to December 19, 2009. The primary reasons for the change from the preliminary goodwill impairment charge recorded in the second quarter of 2009 were changes in the theoretical valuation of intangible assets from the initial estimate used, net of the related deferred tax impact.

October 4, 2009 Annual Impairment Test

Our latest long-term 5-year forecast prepared in the second quarter of 2009 included the following macroeconomic assumptions, among others:

•	A continued downward outlook for 2009 due to (i) tepid demand from homebuilders, (ii) a challenging environment for existing home sales and (iii) decreased discretionary spending by consumers and businesses.

•	We expected U.S. housing starts, which is a key driver of demand for our products, to bottom out in 2009 and achieve growth beginning in 2010 and continue through the forecast period.

•	We expected residential fixed investment to resume growth in 2010 and expected non-residential construction to decline in 2010, increase in 2011 and continue to increase through the forecast period.

Although we have seen some improvement in EBITDA for 2009 over the amounts forecasted in the second quarter of 2009 due to cost control measures that we put in place, we believe that these improvements will not result in a significant increase to the 2010 cash flow forecasts due to the continued weakness in the overall worldwide economy. As a result, we determined that no significant changes were necessary to the long-term cash flow forecasts that we prepared in the second quarter of 2009 in connection with the cash flow forecasts used for our annual goodwill impairment test.

As a result of our bankruptcy reorganization and the related tax consequences, we determined during our annual impairment testing that the most likely disposal of the reporting units would be in a taxable versus non-taxable transaction scenario, which represented a change from prior valuations where non-taxable transactions were assumed. The taxable transaction scenario requires that we include in the DCF approach valuation the fair value of the estimated additional tax benefit that will be derived from the buyer having a taxable basis in the assets in the assumed transaction scenario under ASC 350.

For the 2009 annual impairment test, we used a weighted average of 50% of the DCF approach and 50% for the EBITDA multiple approach, which we determined to be the most representative allocation for the measurement of the long-term fair value of the reporting units. Prior to October 4, 2009, we had used a weighted average of 70% of the DCF approach and 30% of the EBITDA multiple approach. The adjustment to the allocation percentages used reflects our belief that there is still significant risk in the overall worldwide economy that could impact the future projections used in the DCF approach and therefore increasing the allocation to the EBITDA multiple approach provides better balance to the shorter-term valuation conclusions under the EBITDA multiple approach and the longer-term valuation conclusions under the DCF approach.

The following is a summary of the WACC rates by reporting unit used for the DCF Approach as of October 4, 2009 and December 31, 2008.

Reporting Unit	10-04-09	12-31-08

RVP	12.1%	12.0%
HTP	12.2	12.8
R-HVAC	16.9	18.0
C-HVAC	16.9	18.0

The increase in the RVP WACC rate from December 31, 2008 to October 4, 2009 is principally due to the fact that the 0.6% reduction in the risk free rate assumption was more then offset by changes in other assumptions. The reduction in the HTP WACC rate from December 31, 2008 to October 4, 2009 is principally due to a 0.6% reduction in the risk free rate assumption. The reduction in the R-HVAC and C-HVAC WACC rates from December 31, 2008 to October 4, 2009 is principally due to a 0.6% reduction in the market risk premium as a result of a lower business risk index and the 0.6% reduction in the risk free rate assumption. The principal differences between the RVP and HTP WACC rates and the R-HVAC and C-HVAC rates are higher size risk premiums for R-HVAC and C-HVAC due to their smaller size and a higher equity component to the long-term capital structure.

The combined impact of the change in the taxable versus non-taxable transaction scenario assumption, the WACC rates used, and the change in the long-term forecasts as of October 4, 2009 resulted in an approximate 14.1% increase in the DCF approach valuation for RVP from the December 31, 2008 valuation and decreases of approximately 45.4%, 3.9% and 27.9% in the DCF approach valuations for HTP, R-HVAC and C-HVAC, respectively, from the December 31, 2008 valuations. We believe that the assumptions used to determine the fair value for the respective reporting units under the DCF approach are reasonable. If different assumptions were used, particularly with respect to estimating future cash flows, weighted average costs of capital and terminal growth rates, different estimates of fair value may result and there could be the potential that an impairment charge could result for RVP, R-HVAC and C-HVAC and an additional impairment charge could be required for HTP. Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows.

For the EBITDA multiple approach, we reviewed comparable company information to determine EBITDA multiples and concluded that the following EBITDA multiples for each reporting unit were appropriate for the forecasted EBITDA measurement periods at October 4, 2009 and December 31, 2008:

	At October 4, 2009				At December 31, 2008
Reporting Unit	2009		2010		2008		2009

RVP	8.0	x	7.0	x	6.5	x	6.5	x
HTP	8.0	x	8.0	x	8.0	x	8.0	x
R-HVAC	6.5	x	5.0	x	6.0	x	4.5	x
C-HVAC	4.0	x	5.0	x	5.0	x	5.5	x

At October 4, 2009, the valuations using forecasted 2009 and 2010 EBITDA were weighted equally in arriving at our overall EBITDA multiple valuation conclusions that comprise 50% of the total valuation weighting. As indicated above, the EBITDA multiple valuations as compared to the prior valuations as of December 31, 2008 were also impacted by changes in the forecasted EBITDA amounts for the selected periods. The combined impact of the change in the EBITDA multiples used and the change in the EBITDA forecasts at October 4, 2009 resulted in decreases of approximately 47.7% and 21.5% in the EBITDA multiple approach valuations for HTP and C-HVAC, respectively, from the December 31, 2008 valuations and increases of approximately 5.4% and 7.0% in the EBITDA multiple approach valuations for RVP and R-HVAC, respectively, from the December 31, 2008 valuations. We believe that the assumptions used to determine the fair value for the respective reporting units under the EBITDA multiple approach are reasonable. If different assumptions were used, particularly with respect to estimating future EBITDA and selected EBITDA multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result for RVP, R-HVAC and C-HVAC and an additional impairment charge could be required for HTP. Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows.

On an overall weighted basis consisting of a 50% DCF approach and a 50% EBITDA multiple approach, the estimated fair value at October 4, 2009 increased by 8.1% for RVP and decreased by 47.5%, 2.9% and 23.8% for HTP, R-HVAC and C-HVAC, respectively, from the estimated fair value as of December 31, 2008. The significant reduction in HTP is consistent with our second quarter 2009 analysis discussed above, which resulted in a $284.0 million goodwill impairment charge in 2009.

The results of the Step 1 Tests performed as of October 4, 2009 for our annual impairment test indicated that the estimated fair values of the reporting units exceeded the carrying values so no further impairment analysis was required.

We believe that our assumptions used to determine the fair values as of October 4, 2009 for our reporting units were reasonable. As discussed above, if different assumptions were to be used, particularly with respect to estimating future cash flows, the weighted average costs of capital, terminal growth rates, estimated EBITDA and selected EBITDA multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result. Actual operating results and the related cash flows of these reporting units could differ from the estimated operating results and related cash flows. We estimate that as of October 4, 2009 the fair value estimates, including the impact of the assumed long-term growth rates, for RVP, HTP, R-HVAC and C-HVAC would have needed to be reduced by 25.3%, 22.2%, 12.0% and 5.5%, respectively, before we would have been required to perform additional impairment analyses for these reporting units as those decreases would have reduced the estimated fair value to an amount below the carrying value for these reporting units.

Fiscal 2008 Goodwill Impairment Charge

We also incurred a goodwill impairment charge during 2008 of approximately $710.0 million, which consisted of approximately $444.0 million for the RVP reporting unit, approximately $77.0 million for the HTP reporting unit, and approximately $189.0 million for the R-HVAC reporting unit. The principal driver of the need for these impairment charges in 2008 was reductions in the cash flow forecasts that resulted in significantly lower fair value estimates for RVP, HTP and R-HVAC from prior valuations. The reduced cash flow forecasts for 2008 reflected our estimate of the impact of the worldwide economic downturn at that time but the assumed impact of the downturn in the prior forecasts was less severe than was actually the case in the first half of 2009 and we had believed that the economic turnaround would begin to occur in the second half of 2009. The severity of the downturn, and our current belief that the economic recovery will not begin until 2010, particularly impacted the HTP reporting unit and resulted in the need for a further impairment charge in 2009.

Impact of Fresh-start Accounting

Refer to Note 3, “Fresh-Start Accounting”, and Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere in this registration statement for a discussion and analysis of the impact that fresh-start accounting had on the recorded amount of goodwill subsequent to our emergence from bankruptcy.

Although we believe that the forecast and valuation assumptions used are reasonable, the worldwide economic situation remains highly volatile and if the downturn persists or the recovery is slower than anticipated then we may be required to take additional goodwill impairment charges in the future. Accordingly, there can be no assurance that our future forecasted operating results will be achieved or that future goodwill impairment charges will not need to be recorded even after the significant reduction in goodwill that resulted from the adoption of fresh-start accounting subsequent to the Effective Date.

Evaluation of the Realizability of Long-lived Assets other than Goodwill

In accordance with ASC Topic 360, “Property, Plant and Equipment” (“ASC 360”), we evaluate the realizability of long-lived assets, which primarily consists of property and equipment and definite lived intangible assets (the “ASC 360 Long-Lived Assets”), when events or business conditions warrant it, as well as, whenever an interim goodwill impairment test is required under ASC 350, based on expectations of non-discounted future cash flows for each subsidiary. ASC 350 requires that the ASC 360 impairment test be completed and any ASC 360 impairment be recorded prior to the goodwill impairment test. As a result of our conclusion that an interim goodwill impairment test was required during the second quarter of 2009, we performed an interim test for the impairment of long-lived assets under ASC 360 in the second quarter of 2009 and determined that there were no impairment indicators under ASC 360. We also completed an ASC 360 evaluation as of December 19, 2009, prior to our emergence from bankruptcy and the adoption of fresh-start accounting. As a result, we recorded an approximate $1.2 million intangible asset impairment for a foreign subsidiary in the HTP segment in selling, general and administrative, net in the accompanying statement of operations. We determined that there were no other significant impairments under ASC 360.

The evaluation of the impairment of long-lived assets, other than goodwill, was based on expectations of non-discounted future cash flows compared to the carrying value of the long-lived asset groups in accordance with ASC 360. If the sum of the expected non-discounted future cash flows was less than the carrying amount of the ASC 360 Long-Lived Assets, we would recognize an impairment loss. Our cash flow estimates were based upon historical cash flows, as well as future projected cash flows received from subsidiary management in connection with our annual company-wide planning process and interim forecasting, and included a terminal valuation for the applicable subsidiary based upon an EBITDA multiple. We estimated the EBITDA multiple by reviewing comparable company information and other industry data. We believe that our procedures for estimating gross future cash flows, including the terminal valuation, are reasonable and consistent with current market conditions for each of the dates when impairment testing was performed.

Pensions and Post Retirement Health Benefits

Our accounting for pensions, including supplemental executive retirement plans and post retirement health benefit liabilities, requires estimates of such items as the long-term average return on plan assets, the discount rate, the rate of compensation increase and the assumed medical cost inflation rate. We utilize long-term investment-grade bond yields as the basis for selecting a discount rate by which plan obligations are measured. An analysis of projected cash flows for each plan is performed in order to determine plan-specific duration. Discount rates are selected based on high quality corporate bond yields of similar durations. These estimates require a significant amount of judgment as items such as stock market fluctuations, changes in interest rates, plan amendments, and curtailments can have a significant impact on the assumptions used and, therefore, on the ultimate final actuarial determinations for a particular year. We believe the procedures and estimates used in our accounting for pensions and post retirement health benefits are reasonable and consistent with acceptable actuarial practices in accordance with U.S. generally accepted accounting principles.

Warranty, Product Recalls and Safety Upgrades

We sell a number of products and offer a number of warranties including in some instances extended warranties for which we receive proceeds. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. We estimate the costs that may be incurred under our warranties, with the exception of extended warranties, and record a liability for such costs at the time of sale. Deferred revenue from extended warranties is recorded at the estimated fair value and is amortized over the life of the warranty and reviewed to ensure that the amount recorded is equal to or greater than estimated future costs. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim, and new product introduction. We periodically assess the adequacy of our recorded reserves for warranty claims and adjust the amounts as necessary. Warranty claims can extend far into the future. As a result, significant judgment is required in determining the appropriate amounts to record and such judgments may prove to be incorrect in the future. We believe that our procedures for estimating such amounts are reasonable.

Insurance Liabilities, including Product Liability

We record insurance liabilities and related expenses for health, workers compensation, product and general liability losses, and other insurance reserves and expenses in accordance with either the contractual terms of our policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent payments are expected to be made in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims, and incurred but not reported claims as of the reporting date. We consider historical trends when determining the appropriate insurance reserves to record. In certain cases where partial insurance coverage exists, we must estimate the portion of the liability that will be covered by existing insurance policies to arrive at our net expected liability. We believe that our procedures for estimating such amounts are reasonable.

Contingencies

We are subject to contingencies, including legal proceedings and claims arising out of our business that cover a wide range of matters including, among others, environmental matters, contract and employment claims, worker compensations claims, product liability, warranty and modification, adjustment or replacement of component parts of units sold, and product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned.

We provide accruals for direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued have been estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, we believe that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies, or changes out of our control. See Note 11, “Commitments and Contingencies”, to the consolidated financial statements included elsewhere in this registration statement.

Results of Operations

For purposes of this MD&A, the combined year ended December 31, 2009 Successor and Predecessor periods have been compared to the Predecessor years ended December 31, 2008 (“2008”) and December 31, 2007 (“2007”). Any references below to the year ended December 31, 2009 (“2009”) refers to the combined periods.

The table below presents the financial information for our reporting segments for the 2009 Predecessor, 2009 Successor and combined year ended December 31, 2009 periods:

	Predecessor	Successor	Combined
	Jan. 1, 2009 -	Dec. 20, 2009 -	Year Ended
	Dec. 19, 2009	Dec. 31, 2009	Dec. 31, 2009
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$567.9	$15.1	$583.0
Home technology products	387.5	13.3	400.8
Residential HVAC products	417.3	8.9	426.2
Commercial HVAC products	391.2	6.7	397.9

Consolidated net sales	$1,763.9	$44.0	$1,807.9

Operating earnings (loss):
Residential ventilation products	$53.3	$0.7	$54.0
Home technology products	(275.0)	1.0	(274.0)
Residential HVAC products	16.0	(0.8)	15.2
Commercial HVAC products	41.7	(2.0)	39.7

Subtotal	(164.0)	(1.1)	(165.1)
Unallocated:
Pre-petition reorganization items	(22.5)	—	(22.5)
Loss contingency related to the Company’s indemnification of a lease guarantee	3.9	—	3.9
Unallocated, net	(20.8)	(0.1)	(20.9)

Consolidated operating loss	$(203.4)	$(1.2)	$(204.6)

Depreciation and amortization expense:
Residential ventilation products(1)	$20.1	$2.0	$22.1
Home technology products(2)	16.0	1.8	17.8
Residential HVAC products(3)	10.7	0.8	11.5
Commercial HVAC products(4)	10.5	1.6	12.1
Unallocated	0.4	—	0.4

	$57.7	$6.2	$63.9

Operating earnings (loss) margin:
Residential ventilation products	9.4%	4.6%	9.3%
Home technology products	(71.0)	7.5	(68.4)
Residential HVAC products	3.8	(9.0)	3.6
Commercial HVAC products	10.7	(29.9)	10.0
Consolidated	(11.5)%	(2.7)%	(11.3)%
Depreciation and amortization expense as a% of net sales:
Residential ventilation products	3.5%	13.2%	3.8%
Home technology products	4.1	13.5	4.4
Residential HVAC products	2.6	9.0	2.7
Commercial HVAC products	2.7	23.9	3.0
Consolidated	3.3%	14.1%	3.5%

(1)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.4 million, $0.9 million, and $1.3 million for the 2009 Predecessor, 2009 Successor, and the combined year ended December 31, 2009 periods, respectively.

(2)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.2 million for both the 2009 Successor and the combined year ended December 31, 2009 periods.

(3)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.1 million, $0.2 million, and $0.3 million for the 2009 Predecessor, 2009 Successor, and the combined year ended December 31, 2009 periods, respectively.

(4)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.8 million for both the 2009 Successor and the combined year ended December 31, 2009 periods.

The following table presents the financial information for our reporting segments for 2009, 2008 and 2007:

		Predecessor		Net Change
	For the Years Ended December 31,			2009 to 2008		2008 to 2007
	2009(a)	2008	2007	$	%	$	%
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$583.0	$715.9	$828.8	$(132.9)	(18.6)%	$(112.9)	(13.6)%
Home technology products	400.8	514.1	570.2	(113.3)	(22.0)	(56.1)	(9.8)
Residential HVAC products	426.2	524.5	515.3	(98.3)	(18.7)	9.2	1.8
Commercial HVAC products	397.9	515.2	453.9	(117.3)	(22.8)	61.3	13.5

Consolidated net sales	$1,807.9	$2,269.7	$2,368.2	$(461.8)	(20.3)%	$(98.5)	(4.2)%

Operating earnings (loss):
Residential ventilation products	$54.0	$(391.9)	$102.9	$445.9	* %	$(494.8)	* %
Home technology products	(274.0)	(39.2)	76.3	(234.8)	*	(115.5)	*
Residential HVAC products	15.2	(176.8)	10.8	192.0	*	(187.6)	*
Commercial HVAC products	39.7	34.2	20.3	5.5	16.1	13.9	68.5

Subtotal	(165.1)	(573.7)	210.3	408.6	71.2	(784.0)	*
Unallocated:
Pre-petition reorganization items	(22.5)	—	—	(22.5)	*	—	—
Loss contingency related to the Company’s indemnification of a lease guarantee	3.9	(6.4)	—	10.3	*	(6.4)	*
Unallocated, net	(20.9)	(29.9)	(24.8)	9.0	30.1	(5.1)	(20.6)

Consolidated operating (loss) earnings	$(204.6)	$(610.0)	$185.5	$405.4	66.5%	$(795.5)	* %

Depreciation and amortization expense:
Residential ventilation products(1)	$22.1	$25.0	$20.6	$(2.9)	(11.6)%	$4.4	21.4%
Home technology products(2)	17.8	19.3	19.1	(1.5)	(7.8)	0.2	1.0
Residential HVAC products(3)	11.5	11.3	11.0	0.2	1.8	0.3	2.7
Commercial HVAC products(4)	12.1	12.1	13.2	—	—	(1.1)	(8.3)
Unallocated	0.4	0.9	1.2	(0.5)	(55.6)	(0.3)	(25.0)

	$63.9	$68.6	$65.1	$(4.7)	(6.9)%	$3.5	5.4%

Operating (loss) earnings margin:
Residential ventilation products	9.3%	(54.7)%	12.4%
Home technology products	(68.4)	(7.6)	13.4
Residential HVAC products	3.6	(33.7)	2.1
Commercial HVAC products	10.0	6.6	4.5
Consolidated	(11.3)%	(26.9)%	7.8%
Depreciation and amortization expense as a% of net sales:
Residential ventilation products	3.8%	3.5%	2.5%
Home technology products	4.4	3.8	3.3
Residential HVAC products	2.7	2.2	2.1
Commercial HVAC products	3.0	2.3	2.9
Consolidated	3.5%	3.0%	2.7%

*	Not applicable or not meaningful.

(a)	Represents the combined Successor period from December 20, 2009 to December 31, 2009 and the Predecessor period from January 1, 2009 to December 19, 2009.

(1)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.3 million for 2009.

(2)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.2 million for 2009.

(3)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.3 million and $0.2 million for 2009 and 2008, respectively.

(4)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.8 million for 2009.

The table below presents our financial information for the 2009 Predecessor, 2009 Successor and combined year ended December 31, 2009 periods:

	Predecessor	Successor	Combined
	Jan. 1, 2009 -	Dec. 20, 2009 -	Year Ended
	Dec. 19, 2009	Dec. 31, 2009	Dec. 31, 2009
	(Dollar amounts in millions)

Net sales	$1,763.9	$44.0	$1,807.9
Cost of products sold	1,266.0	35.2	1,301.2
Selling, general and administrative expense, net	372.6	8.5	381.1
Pre-petition reorganization items	22.5	—	22.5
Goodwill impairment charge	284.0	—	284.0
Amortization of intangible assets	22.2	1.5	23.7

Operating loss	(203.4)	(1.2)	(204.6)
Interest expense	(135.6)	(3.6)	(139.2)
Investment income	0.2	—	0.2

Loss before Gain on Reorganization Items, net	(338.8)	(4.8)	(343.6)
Gain on Reorganization Items, net	1,035.9	—	1,035.9

Earnings (loss) before provision (benefit) for income taxes	697.1	(4.8)	692.3
Provision (benefit) for income taxes	85.0	(1.4)	83.6

Net earnings (loss)	$612.1	$(3.4)	$608.7

	Percentage of Net Sales
	Predecessor	Successor	Combined
	Jan. 1, 2009 -	Dec. 20, 2009 -	Year Ended
	Dec. 19, 2009	Dec. 31, 2009	Dec. 31, 2009

Net sales	100.0%	100.0%	100.0%
Cost of products sold	71.8	80.0	72.0
Selling, general and administrative expense, net	21.1	19.3	21.1
Pre-petition reorganization items	1.3	—	1.2
Goodwill impairment charge	16.1	—	15.7
Amortization of intangible assets	1.2	3.4	1.3

Operating loss	(11.5)	(2.7)	(11.3)
Interest expense	(7.7)	(8.2)	(7.7)
Investment income	—	—	—

Loss before Gain on Reorganization Items, net	(19.2)	(10.9)	(19.0)
Gain on Reorganization Items, net	58.7	—	57.3

Earnings (loss) before provision (benefit) for income taxes	39.5	(10.9)	38.3
Provision (benefit)for income taxes	4.8	(3.2)	4.6

Net earnings (loss)	34.7%	(7.7)%	33.7

The following table presents our financial information for 2009, 2008 and 2007:

		Predecessor		Percentage Change
	For the Years Ended December 31,			2009 to	2008 to
	2009(a)	2008	2007	2008	2007
	(Dollar amounts in millions)

Net sales	$1,807.9	$2,269.7	$2,368.2	(20.3)%	(4.2)%
Cost of products sold	1,301.2	1,673.5	1,679.9	22.2	0.4
Selling, general and administrative expense, net	381.1	468.0	475.3	18.6	1.5
Pre-petition reorganization items	22.5	—	—	*	—
Goodwill impairment charge	284.0	710.0	—	60.0	*
Amortization of intangible assets	23.7	28.2	27.5	16.0	(2.5)

Operating (loss) earnings	(204.6)	(610.0)	185.5	66.5	*
Interest expense	(139.2)	(134.7)	(122.0)	(3.3)	(10.4)
Loss from debt retirement	—	(9.9)	—	100.0	*
Investment income	0.2	0.8	2.0	(75.0)	(60.0)

Loss (earnings) before Gain on Reorganization Items, net	(343.6)	(753.8)	65.5	54.4	*
Gain on Reorganization Items, net	1,035.9	—	—	*	—

Earnings (loss) before provision for income taxes	692.3	(753.8)	65.5	*	*
Provision for income taxes	83.6	26.9	33.1	*	18.7

Net earnings (loss)	$608.7	$(780.7)	$32.4	* %	* %

	Percentage of Net Sales
		Predecessor		Change in Percentage
	For the Years Ended December 31,			2009 to	2008 to
	2009(a)	2008	2007	2008	2007

Net sales	100.0%	100.0%	100.0%	—%	—%
Cost of products sold	72.0	73.7	70.9	1.7	(2.8)
Selling, general and administrative expense, net	21.1	20.6	20.1	(0.5)	(0.5)
Pre-petition reorganization items	1.2	—	—	(1.2)	—
Goodwill impairment charge	15.7	31.3	—	15.6	(31.3)
Amortization of intangible assets	1.3	1.3	1.2	—	(0.1)

Operating (loss) earnings	(11.3)	(26.9)	7.8	15.6	(34.7)
Interest expense	(7.7)	(5.9)	(5.1)	(1.8)	(0.8)
Loss from debt retirement	—	(0.4)	—	0.4	(0.4)
Investment income	—	—	0.1	—	(0.1)

Loss (earnings) before Gain on Reorganization Items, net	(19.0)	(33.2)	2.8	14.2	(36.0)
Gain on Reorganization Items, net	57.3	—	—	57.3	—

Earnings (loss) before provision for income taxes	38.3	(33.2)	2.8	71.5	(36.0)
Provision for income taxes	4.6	1.2	1.4	3.4	(0.2)

Net earnings (loss)	33.7%	(34.4)%	1.4%	68.1%	(35.8)%

*	Not applicable or not meaningful.

(a)	Represents the combined Successor period from December 20, 2009 to December 31, 2009 and the Predecessor period from January 1, 2009 to December 19, 2009.

Our reporting segments have a significant number of different products across a wide range of price points and numerous distribution channels that do not always allow meaningful quantitative analysis to be performed with respect to the effect on net sales of changes in units sold or the price per unit sold. However, whenever the underlying causes of material increases or decreases in consolidated net sales can be adequately analyzed and quantified, we attempt to make appropriate disclosure of such reasons, including changes in price, volume and the mix of products sold.

Combined year ended December 31, 2009 as compared to the year ended December 31, 2008

Net Sales.  As discussed further in the following paragraphs, net sales for 2009 decreased by approximately $461.8 million, or 20.3%, as compared to 2008. The effect of changes in foreign currency exchange rates reduced net sales by approximately $24.0 million in 2009. Excluding the effect of changes in foreign currency exchange rates, net sales for 2009 decreased approximately $437.8 million as compared to 2008.

In the RVP segment, net sales for 2009 decreased approximately $132.9 million or 18.6% as compared to 2008. Net sales in the RVP segment for 2009 reflect a decrease of approximately $11.8 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the RVP segment for 2009 decreased approximately $121.1 million as compared to 2008. The decrease is primarily a result of the decline in residential new construction activity and to a lesser extent, a decline in residential remodeling and replacement activity in the United States and Canada. In 2009, housing starts declined by approximately 39% and 29% in the United States and Canada, respectively. The segment’s sales to the remodeling and replacement market were adversely impacted by tight availability of home equity loans which consumers often use to finance such projects. Local currency net sales of our European range hood business also declined due to the global economic downturn. Kitchen range hoods and bathroom exhaust fans are the largest product categories sold in the RVP segment, accounting for approximately 79.3% of the RVP segment’s total sales for 2009. Sales of range hoods and bathroom exhaust fans for the RVP segment’s domestic subsidiaries decreased approximately 12.7% in 2009, and excluding the effect of changes in foreign currency exchange rates, sales of range hoods and bathroom exhaust fans for the RVP segment’s foreign subsidiaries decreased approximately 23.1% in 2009.

In the HTP segment, net sales for 2009 decreased approximately $113.3 million or 22.0% as compared to 2008 primarily due to a significant decline in volume due to the overall decline in the residential and light-commercial construction and retro-fit markets, as well as overall lower levels of consumer spending on high-end electronic and home entertainment products. Net sales in the HTP segment for 2009 include a decrease of approximately $0.5 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the HTP segment for 2009 decreased approximately $112.8 million.

In the R-HVAC segment, net sales for 2009 decreased approximately $98.3 million or 18.7% as compared to 2008. This decrease is primarily the result of lower sales volume of HVAC products sold to residential site built and manufactured housing customers driven largely by the sharp downturn in residential construction activity and the overall economy. Consistent with the industry, the majority of our products sold in this segment are used in replacement applications. During the economic downturn, we have seen a trend whereby consumers have opted to repair existing units or use cheaper solutions for cooling purposes in order to save money in the short-run rather than purchase replacement units. Our net sales to customers serving the manufactured housing markets, principally consisting of air conditioners and furnaces, constituted approximately 4.7% of our consolidated net sales for each of 2009 and 2008.

In the C-HVAC segment, net sales for 2009 decreased approximately $117.3 million or 22.8% as compared to 2008. Net sales in the C-HVAC segment for 2009 include a decrease of approximately $11.7 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the C-HVAC segment for 2009 decreased approximately $105.6 million. The decrease is partly due to the fact that the segment sold approximately $72.7 million related to a large project in Saudi Arabia in 2008, with only minimal follow-up sales in 2009. This decline was partially offset by the recognition of approximately $3.9 million of net sales deferred in 2008 on this project which was recognized upon the resolution and collection of retainage in the first quarter of 2009. The remaining decline in net sales for the segment is a result of a decline in the non-residential construction and retro-fit markets particularly in the second half of 2009. Backlog for C-HVAC products was approximately $150.7 million at December 31, 2009 and approximately $202.0 million at December 31, 2008. The decrease in backlog at December 31, 2009 as compared to December 31, 2008 reflects a decrease in orders during the final several months of 2009 for jobs expected to be delivered during the first half of 2010.

Foreign net sales, which are attributed based on the location of our subsidiary responsible for the sale, were approximately 19.9% and 21.2% of consolidated net sales for 2009 and 2008, respectively. Net sales from our Canadian subsidiaries were approximately 11.0% and 9.7% of consolidated net sales for 2009 and 2008, respectively. Net sales from our Canadian subsidiaries include net sales from the RVP and C-HVAC segments. Net sales from our European subsidiaries were approximately 6.8% and 8.9% of consolidated net sales for 2009 and 2008, respectively. Net sales from our European subsidiaries include net sales primarily from the RVP and C-HVAC segments and to a lesser extent the HTP segment.

Cost of Products Sold.  Consolidated cost of products sold (“COGS”) for 2009 was approximately $1,301.2 million as compared to approximately $1,673.5 million for 2008. COGS decreased in 2009 as compared to 2008, in part, due to a reduction in sales levels, cost reduction measures initiated in 2008 and 2009 of approximately $32.5 million, and a decrease of approximately $18.7 million related to the effect of changes in foreign currency exchange rates. COGS as a percentage of net sales decreased from approximately 73.7% for 2008 to approximately 72.0% for 2009 primarily due to the factors described below.

We continually review the costs of our product lines and seek opportunities to increase prices to help offset the rising costs of raw materials and transportation when possible. During 2008, we implemented certain price increases, which carried over into 2009, in each of our four segments to help offset higher costs.

Overall, consolidated material costs for 2009 were approximately $819.5 million, or 45.3% of net sales, as compared to approximately $1,081.7 million, or 47.7% of net sales, for 2008. During 2009, we experienced lower material costs as compared to 2008 related primarily to purchases of steel, copper, aluminum, and related purchased components, such as compressors, and fans/blowers. Strategic sourcing initiatives and improvements in manufacturing processes also contributed to the decrease in material costs in 2009 as compared to 2008.

In the second half of 2009, the price of certain commodities (steel, copper, and aluminum) began to increase over price levels experienced in the first half of 2009. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the rising material costs.

Direct labor costs for 2009 were approximately $107.7 million, or 6.0% of net sales, as compared to approximately $137.7 million or 6.1% of net sales, for 2008. The decrease in direct labor costs in 2009 as compared to 2008 is primarily the result of headcount reductions that occurred during 2009.

Overhead costs, including freight, for 2009 were approximately $374.0 million, or 20.7% of net sales, as compared to approximately $454.1 million, or 20.0% of net sales, for 2008. The increase in the percentage of overhead costs to net sales for 2009 is due, in part, to a decrease in sales volume which results in lower absorption rates due, in part, to the fixed nature of certain overhead costs.

Freight costs were approximately 4.4% and 5.4% of net sales for 2009 and 2008, respectively. During 2009, we experienced decreased freight costs primarily due to decreased fuel surcharges as compared to 2008. Continued strategic sourcing initiatives and other cost reduction measures also help to mitigate fluctuations in freight costs. These cost reduction measures reduced the overall effect of freight costs on cost of goods sold as a percentage of net sales for 2009 as compared to 2008.

Overall, changes in the COGS (including material, direct labor, overhead and freight costs) as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices and material costs, as well as changes in productivity levels.

In the RVP segment, COGS for 2009 was approximately $425.5 million or 73.0% of the segment’s net sales, as compared to approximately $546.3 million, or 76.3% of the segment’s net sales for 2008. The decrease in the percentage of COGS to net sales in 2009 reflects a decrease in material costs as a percentage of net sales and to a lesser extent, a decrease in direct labor costs as a percentage of net sales. COGS in the RVP segment for 2009 also reflects (1) a decrease of approximately $9.2 million related to the effect of changes in foreign currency exchange rates, and (2) an increase in product liability expense of approximately $6.2 million as compared to 2008. COGS in the RVP segment for 2008 includes costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $4.5 million.

In the HTP segment, COGS for 2009 was approximately $238.1 million or 59.4% of the segment’s net sales, as compared to approximately $286.8 million, or 55.8% of the segment’s net sales for 2008. The increase in the percentage of COGS to net sales is primarily as a result of an increase in material costs as a percentage of net sales, and to a lesser extent, an increase in overhead costs as a percentage of net sales due to the fixed nature of certain overhead costs. COGS in the HTP segment for 2009 also reflects a decrease of approximately $0.3 million related to the effect of changes in foreign currency exchange rates.

In the R-HVAC segment, COGS for 2009 was approximately $354.4 million, or 83.2% of the segment’s net sales, as compared to approximately $448.0 million, or 85.4% of the segment’s net sales, for 2008. The decrease in COGS as a percentage of net sales for 2009 primarily reflects a decrease in material costs as a percentage of net sales resulting primarily from the purchase of steel, copper and aluminum, and to a lesser extent, a decrease in direct labor costs as a percentage of net sales. Material costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 59.8% and 61.6% for 2009 and 2008, respectively.

In the C-HVAC segment, COGS for 2009 was approximately $283.2 million, or 71.2% of the segment’s net sales, as compared to approximately $392.4 million, or 76.2% of the segment’s net sales, for 2008. Direct labor costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 12.9% and 11.8% in 2009 and 2008, respectively. The decrease in COGS as a percentage of net sales for 2009 primarily reflects a decrease in material costs resulting primarily from the purchase of steel, copper and aluminum, and to a lesser extent, from price increases implemented in 2008, and also reflects the effect of approximately $3.9 million of net sales deferred in 2008, under a large contract, and recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs. COGS in the C-HVAC segment for 2009 also includes a decrease of approximately $9.2 million related to the effect of changes in foreign currency exchange rates.

Selling, General and Administrative Expense, Net.  Consolidated selling, general and administrative expense, net (“SG&A”) was approximately $381.1 million for 2009 as compared to approximately $468.0 million for 2008. SG&A decreased in 2009 as compared to 2008, in part, due to cost reduction measures initiated in 2008 and 2009 of approximately $43.2 million and a decrease of approximately $5.8 million related to the effect of changes in foreign currency exchange rates. SG&A as a percentage of net sales increased from approximately 20.6% for 2008 to approximately 21.1% for 2009 primarily as a result of the decline in net sales, partially offset by the effect of certain expense reduction measures as noted above.

Pre-Petition Reorganization Items.  During 2009, we retained financial and legal advisors to assist us, and our parent company, NTK Holdings, in the analysis of our capital structure in light of economic conditions. As a result, we incurred approximately $22.5 million of advisory and other fees related to the reorganization of our capital structure.

Goodwill Impairment Charge.  During 2009, we recorded an approximate $284.0 million non-cash impairment charge to reduce the carrying amount of the HTP reporting unit’s goodwill to the estimated fair value based upon the results of our goodwill impairment testing. During 2008, we recorded an approximate $710.0 million non-cash impairment charge to reduce the carrying amount of our goodwill to the estimated fair value based upon the results of our goodwill impairment testing. See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere in this registration statement.

Operating Earnings (Loss).  Consolidated operating loss decreased approximately $405.4 million from approximately $610.0 million for 2008 to approximately $204.6 million for 2009. During 2008, we recorded a non-cash goodwill impairment charge of approximately $710.0 million, and in 2009, we recorded a non-cash goodwill impairment charge of approximately $284.0 million. The operating loss for 2009 also includes approximately $22.5 million of pre-petition reorganization items related to the restructuring of our capital structure and a decrease of approximately $0.6 million related to the effect of changes in foreign currency exchange rates. Excluding the effect of these non-cash goodwill impairment charges, pre-petition reorganization items, and changes in foreign currency exchange rates, operating earnings increased approximately $1.3 million for 2009 as compared to 2008. The remaining changes in operating loss are primarily due to the factors discussed above and that follow.

For 2009, the RVP segment had operating earnings of approximately $54.0 million as compared to an operating loss of approximately $391.9 million for 2008. During 2008, we recorded a non-cash impairment charge of approximately $444.0 million to reduce the carrying amount of the RVP segment’s goodwill to its estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of this non-cash goodwill impairment charge in 2008, operating earnings increased approximately $1.9 million for 2009 as compared to 2008. The remaining increase in the RVP segment’s operating earnings for 2009 is primarily a result of a decrease in material and direct labor costs and expense reductions, partially offset by lower sales volume. Operating earnings for the RVP segment also reflects a decrease of approximately $0.4 million related to changes in foreign currency exchange rates.

For 2009, the HTP segment had an operating loss of approximately $274.0 million as compared to an operating loss of approximately $39.2 million for 2008. During 2009 and 2008, we recorded non-cash impairment charges of approximately $284.0 million and $77.0 million, respectively, to reduce the carrying amount of the HTP segment’s goodwill to its estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of these non-cash goodwill impairment charges, operating earnings decreased approximately $27.8 million for 2009 as compared to 2008. The remaining decrease is primarily the result of decreased sales volume without a proportionate decrease in overhead costs, and increased material costs, partially offset by expense reductions. The 2009 operating loss for the HTP segment was also reduced by approximately $0.7 million related to changes in foreign currency exchange rates.

For 2009, the R-HVAC segment had operating earnings of approximately $15.2 million as compared to an operating loss of approximately $176.8 million for 2008. During 2008, we recorded a non-cash impairment charge of approximately $189.0 million to reduce the carrying amount of the R-HVAC segment’s goodwill to its estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of this non-cash goodwill impairment charge in 2008, operating earnings increased approximately $3.0 million for 2009 as compared to 2008. The remaining increase in the R-HVAC segment’s operating earnings for 2009 is primarily a result of a decrease in material costs, expense reductions, and to a lesser extent direct labor costs, partially offset by lower sales volume.

For 2009, the C-HVAC segment had operating earnings of approximately $39.7 million as compared to approximately $34.2 million for 2008. This increase is primarily the result of a decrease in material costs relating to the purchase of steel, copper and aluminum and to a lesser extent, approximately $3.9 million of net sales deferred in 2008, under a large contract, and recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs or expenses. Operating earnings for the C-HVAC segment also reflects an increase of approximately $0.3 million related to changes in foreign currency exchange rates.

Excluding the non-cash goodwill impairment charges recorded in 2009 and 2008, operating (loss) earnings of foreign operations, consisting primarily of the results of operations of our Canadian subsidiaries, were approximately (0.3)% and 8.8% of operating earnings (before unallocated and corporate expenses) for 2009 and 2008, respectively. Net sales and earnings derived from international markets are subject to the risks of currency fluctuations, among others.

Interest Expense.  Interest expense increased approximately $4.5 million, or approximately 3.3%, during 2009 as compared to 2008. This increase is the net result of the impact of higher interest rates of approximately $6.8 million as a result of our 10% Notes and the Predecessor ABL Facility, both of which were consummated on May 20, 2008, and the impact of higher average principal balances of approximately $9.1 million. In addition, our interest expense increased approximately $1.7 million in 2009 due to increased amortization of deferred debt expense related to the additional deferred financing costs associated with the 10% Notes and the Predecessor ABL Facility. These increases were partially offset by a reduction in interest expense of approximately $12.6 million related to the Chapter 11 proceedings and the related elimination of certain of our debt during 2009.

Loss from Debt Retirement.  On May 20, 2008, we sold $750.0 million of our 10% Notes and also entered into the Predecessor ABL Facility. The net proceeds from the 10% Notes and the Predecessor ABL Facility were used to repay all of the outstanding indebtedness under our then existing senior secured credit facility, which included approximately $675.5 million outstanding under our senior secured term loan and approximately $80.0 million outstanding under the revolving portion of the senior secured credit facility. The redemption of our senior secured term loan resulted in a pre-tax loss of approximately $9.9 million in the second quarter of 2008, primarily as a result of writing off unamortized deferred debt expense.

Gain on Reorganization Items, net.  In conjunction with our emergence from bankruptcy in 2009, we recorded a pre-tax gain on reorganization items, net of approximately $1,035.9 million related to our reorganization proceedings and the impact of adopting fresh-start accounting. A summary of this net pre-tax gain for the period ended December 19, 2009 is as follows:

(Amounts in millions)

Pre-tax reorganization items:
Gain on settlement of liabilities subject to compromise	$539.9
Elimination of Predecessor deferred debt expense and debt discount	(33.9)
Elimination of deferred debt expense related to the Predecessor ABL Facility	(8.7)

497.3
Cancellation of Predecessor common stock	416.8
Post-petition professional fees and other reorganization costs	(9.2)

904.9
Non-cash pre-tax fresh-start accounting adjustments	131.0

Pre-tax gain on Reorganization Items, net	$1,035.9

Provision for Income Taxes.  The provision for income taxes for 2009 was approximately $83.6 million as compared to approximately $26.9 million for 2008. The effective income tax rate of approximately 12.1% for 2009 differs from the expected United States federal statutory rate of 35% principally as a result of the exclusion of income related to the discharge of indebtedness from taxable income, and the reversal of prior period valuation allowances against income recognized as a result of fresh-start accounting adjustments. The effective income tax rate of approximately (3.6)% for 2008 differs from the expected United States federal statutory rate of 35% principally as a result of the estimated non-cash goodwill impairment charge recorded in 2008, non-deductible expenses, increases in valuation allowances against deferred tax assets, state income tax provisions, the effect of foreign operations and interest on uncertain tax positions. The change in the effective income tax rates between 2009 and 2008 is principally due to the tax effects of fresh-start accounting adjustments. See Note 7, “Income Taxes”, to the consolidated financial statements included elsewhere in this registration statement.

During the third quarter of 2008, we evaluated the realizability of our domestic deferred tax assets as a result of economic conditions, our operating results and our revised forecast, including the increase in future interest expense as a result of the debt refinancing that occurred in May 2008. As a result of this analysis during the third quarter of 2008, we established a valuation allowance of approximately $14.6 million against domestic deferred tax assets in existence at December 31, 2007. In addition, for the year ended December 31, 2008, we recorded a valuation allowance against certain tax assets related to domestic and foreign operating losses generated in 2008 of approximately $40.9 million. During 2009, prior to the Effective Date, we provided an additional federal, foreign and state valuation allowance of approximately $57.0 million. In assessing the need for a valuation allowance, we assessed the available means of recovering our deferred tax assets, including the ability to carry back net operating losses, available deferred tax liabilities, tax planning strategies and projections of future taxable income. At the time of the evaluation, we concluded that it was more likely than not, based upon all available evidence, that a valuation allowance was required for substantially all of our net domestic deferred tax assets, and certain foreign deferred tax assets and net operating losses.

As of December 31, 2009, as a result of income and related deferred tax liabilities recognized through fresh-start accounting, we have determined that a valuation allowance is no longer required for most of our domestic deferred tax assets. We have sufficient reversing deferred tax liabilities available so that it is more likely than not that our deferred tax assets will be realized. We continue to maintain a valuation allowance for foreign net operating loss carryforwards and for certain deferred tax assets that, if recognized, would result in capital losses.

During 2009, we received a report of proposed audit adjustments related to one of our foreign subsidiaries. In the report, the taxing authorities proposed adjustments resulting in additional income tax related penalties and interest up to a maximum amount of approximately $5.0 million. We reviewed the report and the related proposed adjustments. Based upon our review of the audit report and related proposed adjustments, approximately $1.5 million of additional taxes, interest and penalties were recorded in 2009 related to these uncertain tax positions. At December 31, 2009, we have accrued a total of approximately $2.3 million of tax, penalties and interest related to these proposed adjustments (including approximately $0.8 million that had been accrued in previous years).

Year ended December 31, 2008 as compared to the year ended December 31, 2007

Net Sales.  As discussed further in the following paragraphs, net sales for 2008 decreased by approximately $98.5 million, or 4.2%, as compared to 2007. The effect of changes in foreign currency exchange rates and acquisitions contributed approximately $5.4 million and $20.7 million, respectively, to net sales in 2008. Excluding the effect of changes in foreign currency exchange rates and acquisitions, consolidated net sales for 2008 decreased approximately $124.6 million as compared to 2007.

In the RVP segment, net sales for 2008 decreased approximately $112.9 million or 13.6% as compared to 2007. Net sales in the RVP segment for 2008 reflect an increase of approximately $9.0 million and $2.3 million attributable to the effect of changes in foreign currency exchange rates and acquisitions, respectively.

Excluding the effect of changes in foreign currency exchange rates and acquisitions, net sales in the RVP segment for 2008 decreased approximately $124.2 million as compared to 2007. The decrease in net sales in the RVP segment reflects lower sales volume of bathroom exhaust fans and kitchen range hoods, partially offset by higher average unit sales prices of bathroom exhaust fans. The average unit sales price of kitchen range hoods for 2008 decreased slightly as compared to 2007. Higher average unit sales prices of bathroom exhaust fans reflect, in part, the impact of the sale of new products with higher price points and an increase in the relative percentage of products sold with higher sales price points as compared to 2007. Kitchen range hoods and bathroom exhaust fans are the largest product categories sold in the RVP segment, accounting for approximately 79.5% of the RVP segment’s total gross sales for the year ended 2008. Sales of range hoods and bathroom exhaust fans for the RVP segment’s domestic subsidiaries decreased approximately 15.9% in 2008. Excluding the effect of changes in foreign currency exchange rates, sales of range hoods and bathroom exhaust fans for the RVP segment’s foreign subsidiaries decreased approximately 13.2% in 2008.

In the HTP segment, net sales for 2008 decreased approximately $56.1 million or 9.8% as compared to 2007. Net sales in the HTP segment for 2008 include an increase of approximately $18.4 million attributable to acquisitions and a decrease of approximately $0.4 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of acquisitions and changes in foreign currency exchange rates, net sales in the HTP segment for 2008 decreased approximately $74.1 million. This decrease is principally due to decreased sales of audio and video distribution equipment, speakers and audio/video mounting solutions.

In the R-HVAC segment, net sales for 2008 increased approximately $9.2 million or 1.8% as compared to 2007. The increase in net sales in the R-HVAC segment is primarily the result of price increases implemented in 2008 related to products sold to residential site-built and manufactured housing customers and increased sales volume to residential site-built customers, in part due to the addition of a major new distributor. Our net sales to customers serving the manufactured housing markets, principally consisting of air conditioners and furnaces, constituted approximately 4.6% and 4.5% of our consolidated net sales for 2008 and 2007, respectively.

In the C-HVAC segment, net sales for 2008 increased approximately $61.3 million or 13.5% as compared to 2007. The increase in net sales in the C-HVAC segment is primarily the result of increased sales volume, in part, as a result of a sizeable job, of which approximately $72.7 million of net sales was recognized during 2008, net of a decrease of approximately $3.2 million attributable to the effect of changes in foreign currency exchange rates. Backlog for commercial HVAC products was approximately $202.0 million at December 31, 2008 as compared to approximately $172.7 million at December 31, 2007. This increase in backlog reflects increased orders during the final several months of 2008 for jobs expected to be delivered over the first six to nine months of 2009.

Foreign net sales, which are attributed based on the location of our subsidiary responsible for the sale, were approximately 21.2% and 21.5% of consolidated net sales for 2008 and 2007, respectively. Net sales from our Canadian subsidiaries were approximately 9.7% and 8.7% of consolidated net sales for 2008 and 2007, respectively. Net sales from our Canadian subsidiaries include net sales from the RVP and C-HVAC segments. Net sales from our European subsidiaries were approximately 8.9% and 10.2% of consolidated net sales for 2008 and 2007, respectively. Net sales from our European subsidiaries include net sales primarily from the RVP and C-HVAC segments and to a lesser extent the HTP segment.

Cost of Products Sold.  Consolidated cost of products sold for 2008 was approximately $1,673.5 million as compared to approximately $1,679.9 million for 2007. Cost of products sold as a percentage of net sales increased from approximately 70.9% for the year ended 2007 to approximately 73.7% for the year ended 2008 primarily as a result of the factors described below.

We continually review the costs of product lines and seek opportunities to increase prices to help offset the rising costs of raw materials and transportation when possible. During 2008, we implemented certain price increases in each of our four segments to help offset higher costs.

Overall, consolidated material costs were approximately 47.7% and 46.7% of net sales for 2008 and 2007, respectively. During 2008, we experienced higher material costs as compared to 2007 related primarily to purchases of steel, copper and aluminum and related purchased components, such as compressors and motors. Cost increases during 2008 as compared to 2007 were partially offset by continued strategic sourcing initiatives and improvements in manufacturing efficiency.

Direct labor costs were approximately 6.1% and 5.3% of net sales for 2008 and 2007, respectively. Overhead costs, excluding freight, were approximately 14.6% and 14.1% of net sales for 2008 and 2007, respectively. The increase in the percentage of overhead costs to net sales, and to a lesser extent the increase in the percentage of direct labor costs to net sales, is due, in part, to a decrease in sales volume which results in a decrease in production efficiencies. The increase in the percentage of overhead costs to net sales also reflects the effect of lower sales volume and the fixed nature of certain overhead costs.

Freight costs were approximately 5.4% and 4.8% of net sales for 2008 and 2007, respectively. During 2008, we experienced increased freight costs primarily due to increased fuel surcharges as compared to 2007. These increases were partially offset by our strategic sourcing initiatives and through other cost reduction measures. These cost reduction measures reduce the overall effect of freight costs on cost of goods sold as a percentage of net sales.

Overall, changes in the cost of products sold (including material, direct labor, overhead and freight costs) as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices, material costs and changes in productivity levels.

In the RVP segment, cost of products sold for 2008 was approximately $546.3 million, or 76.3% of the segment’s net sales, as compared to approximately $588.2 million, or 71.0% of the segment’s net sales for

2007. The increase in the percentage of cost of products sold to net sales for 2008 over 2007 reflects a decline in sales volume of kitchen range hoods and bathroom exhaust fans without a proportionate decrease in overhead costs, as well as an increase in material costs as a percentage of net sales related to purchases of steel and related purchased components, such as motors.

Cost of products sold in the RVP segment for 2008 also reflects (1) an increase of approximately $7.9 million related to the effect of changes in foreign currency exchange rates, (2) approximately $4.5 million of costs and expenses incurred in connection with the start up of a range hood facility in Mexico, (3) estimated inefficient production costs of approximately $1.8 million associated with the relocation of certain segment manufacturing operations, (4) approximately $1.9 million of charges related to the discontinuance of certain range hood products within the U.S. market, (5) fees and expenses incurred related to certain reduction in workforce initiatives implemented within the segment of approximately $1.5 million, and (6) a decrease of approximately $1.6 million in product liability expense as compared to 2007.

In the HTP segment, cost of products sold for 2008 was approximately $286.8 million, or 55.8% of the segment’s net sales, as compared to approximately $306.6 million, or 53.8% of the segment’s net sales for 2007. The increase in the percentage of cost of products sold to net sales for 2008 as compared to 2007 is primarily as a result of lower sales without a proportionate decrease in overhead costs and increased transportation costs. Cost of products sold in the HTP segment for 2008 also reflects an increase of approximately $12.0 million due to the impact of acquisitions and for 2007 reflects a reduction to warranty expense of approximately $0.7 million related to a product safety upgrade.

In the R-HVAC segment, cost of products sold for 2008 was approximately $448.0 million, or 85.4% of the segment’s net sales, as compared to approximately $442.3 million, or 85.8% of the segment’s net sales, for 2007. Material costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 61.6% in both 2008 and 2007. The decrease in cost of products sold as a percentage of net sales for the year ended 2008 as compared to 2007 reflects increased sales prices and sales volume of product sold to residential site-built customers without a proportionate increase in costs and expenses. Cost of products sold in the R-HVAC segment for 2008 also includes approximately $0.4 million of severance charges incurred related to certain reduction in workforce initiatives implemented during 2008.

In the C-HVAC segment, cost of products sold for 2008 was approximately $392.4 million, or 76.2% of the segment’s net sales, as compared to approximately $342.8 million, or 75.5% of the segment’s net sales, for 2007. Direct labor costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 11.8% and 11.0% in 2008 and 2007, respectively. The increase in cost of products sold as a percentage of net sales for 2008 as compared to 2007 reflects an increase in material costs as a percentage of net sales for products sold, partially offset by increased sales volume without a proportionate increase in costs and expenses. Cost of products sold in the C-HVAC segment for 2008 also includes a decrease of approximately $2.8 million related to the effect of changes in foreign currency exchange rates.

Selling, General and Administrative Expense, Net.  Consolidated SG&A was approximately $468.0 million for 2008 as compared to approximately $475.3 million for 2007. SG&A decreased in 2008 as compared to 2007, in part, due to cost reduction measures initiated in 2008. SG&A as a percentage of net sales increased from approximately 20.1% for 2007 to approximately 20.6% for 2008 as a result of the decline in net sales.

Goodwill Impairment Charge.  During 2008, we recorded an approximate $710.0 million non-cash impairment charge to reduce the carrying amount of our goodwill to the estimated fair value based upon the results of our goodwill impairment testing. See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere in this registration statement.

Operating (Loss) Earnings.  Consolidated operating (loss) earnings decreased by approximately $795.5 million from operating earnings of approximately $185.5 million for 2007 to an operating loss of approximately $610.0 million for 2008. As noted previously, during 2008, we recorded an approximate $710.0 million non-cash impairment charge to reduce the carrying amount of our goodwill to the estimated fair value based upon the results of our goodwill impairment testing. The impact of acquisitions and the effect of changes in foreign currency exchange rates increased the operating loss by approximately $3.2 million and $0.2 million, respectively, for the year ended 2008. Excluding the effect of the non-cash goodwill impairment charge, acquisitions and the effect of changes in foreign currency exchange rates, operating earnings decreased approximately $82.1 million for 2008 as compared to 2007. The remaining decrease in consolidated operating earnings is primarily due to the factors discussed above and that follow.

For 2008, the RVP segment had an operating loss of approximately $391.9 million as compared to operating earnings of approximately $102.9 million for 2007. During 2008, we recorded an approximate $444.0 million non-cash impairment charge to reduce the carrying amount of the RVP segment’s goodwill to the estimated fair value based upon the results of our goodwill impairment testing. The remaining decrease in operating (loss) earnings in the RVP segment for 2008 as compared to 2007 is primarily a result of lower sales volume of kitchen range hoods and bathroom exhaust fans without a proportionate decline in overhead costs, an increase in material costs related to purchases of steel and related purchased components, such as motors, as well as increased freight costs due to increased fuel surcharges.

2008 operating losses for the RVP segment also reflect (1) a decrease in displays expense of approximately $5.6 million, (2) approximately $4.5 million of costs and expenses incurred in connection with the start up of a range hood facility in Mexico, (3) a gain of approximately $2.7 million related to the sale of certain manufacturing facilities, (4) estimated inefficient production costs of approximately $2.2 million associated with the relocation of certain segment manufacturing operations, (5) a reduction in a social liability reserve of approximately $2.0 million related to one of the segment’s foreign subsidiaries, (6) approximately $1.9 million of charges related to the discontinuance of certain range hood products within the U.S. market, (7) fees and expenses incurred related to certain reduction in workforce initiatives implemented within the segment of approximately $1.8 million, (8) a decrease of approximately $1.6 million in product liability expense as compared to 2007, and (9) an increase of approximately $0.4 million in the operating loss related to the effect of changes in foreign currency exchange rates.

For 2008, the HTP segment had an operating loss of approximately $39.2 million as compared to operating earnings of approximately $76.3 million for 2007. During 2008, we recorded an approximate $77.0 million non-cash impairment charge to reduce the carrying amount of the HTP segment’s goodwill to the estimated fair value based upon the results of our goodwill impairment testing. The remaining decrease in operating (loss) earnings in the HTP segment for 2008 over 2007 is primarily a result of decreased sales volume of audio and video distribution equipment, speakers and audio/video mounting solutions without a proportionate decrease in overhead costs and increased transportation costs.

Operating losses of the HTP segment for 2008 also reflect (1) approximately $4.9 million of fees, expenses and a reserve recorded in connection with the settlement of a dispute with one of its former suppliers, (2) a charge of approximately $2.7 million related to a reserve for amounts due from customers, (3) a decrease of approximately $1.8 million due to the impact of acquisitions, and (4) fees and expenses incurred related to certain reduction in workforce initiatives implemented within the segment of approximately $0.8 million.

Operating earnings of the HTP segment for 2007 reflects (1) a charge of approximately $0.5 million related to a reserve for amounts due from customers, (2) a reduction in warranty expense of approximately $0.7 million related to a product safety upgrade and (3) approximately $2.0 million of fees and expenses incurred in connection with a dispute with a supplier.

For 2008, the R-HVAC segment had an operating loss of approximately $176.8 million as compared to operating earnings of approximately $10.8 million for 2007. During 2008, we recorded an approximate $189.0 million non-cash impairment charge to reduce the carrying amount of the R-HVAC segment’s goodwill to the estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of this non-cash goodwill impairment charge, operating earnings in the R-HVAC segment increased approximately $1.4 million for 2008 as compared to 2007. The increase in operating earnings in the R-HVAC segment for 2008 as compared to 2007 is primarily the result of increased sales prices and sales volume of product sold to residential site-built customers without a proportionate increase in expense. Operating losses of the R-

HVAC segment for 2008 also reflect fees and expenses incurred related to certain reduction in workforce initiatives implemented within the segment of approximately $0.9 million.

For 2008, the C-HVAC segment had operating earnings of approximately $34.2 million as compared to approximately $20.3 million for 2007. The increase in operating earnings in the C-HVAC segment for 2008 as compared to 2007 is primarily the result of increased sales volume, including a sizeable new job, without a proportionate increase in costs and expenses, partially offset by an increase in material costs for products.

Operating earnings of the C-HVAC segment for 2008 also reflect (1) an approximately $3.3 million non-cash write-down of a foreign subsidiary, (2) a lease termination fee of approximately $1.9 million related to the closure of the segment’s Mammoth, Inc. Chaska, MN manufacturing facility, (3) fees and expenses incurred related to certain reduction in workforce initiatives implemented within the segment of approximately $1.5 million, and (4) a gain of approximately $1.2 million related to the settlement of litigation resulting from a prior bad debt write-off recorded in the third quarter of 2008.

Operating earnings of the C-HVAC segment for 2007 reflects (1) a charge of approximately $1.8 million related to reserves for amounts due from customers, and (2) a charge of approximately $3.7 million related to the closure of the segment’s Mammoth, Inc. Chaska, Minnesota manufacturing facility.

Excluding the effect of the non-cash goodwill impairment charge of approximately $710.0 million recorded in 2008, operating earnings of foreign operations, consisting primarily of the results of operations of our Canadian subsidiaries, would have been approximately 8.8% of operating earnings (before unallocated and corporate expenses) for 2008. Operating earnings of foreign operations for 2007 were approximately 14.1% of operating earnings (before unallocated and corporate expenses). Net sales and earnings derived from international markets are subject to, among others, the risks of currency fluctuations.

Interest Expense.  Interest expense increased approximately $12.7 million, or approximately 10.4%, during 2008 as compared to 2007. Interest expense increased for 2008 as compared to 2007 primarily due to the impact of higher interest rates of approximately $10.8 million as a result of our 10% Notes and the Predecessor ABL Facility, and approximately $2.6 million of increased amortization of deferred debt expense related primarily to the additional deferred financing costs associated with our 10% Notes and the Predecessor ABL Facility.

Loss from Debt Retirement.  On May 20, 2008, we sold $750.0 million of our 10% Notes and also entered into the Predecessor ABL Facility. The net proceeds from our 10% Notes and the Predecessor ABL Facility were used to repay all of the outstanding indebtedness under our existing senior secured credit facility, which included approximately $675.5 million outstanding under a senior secured term loan and approximately $80.0 million outstanding under the revolving portion of the senior secured credit facility. The redemption of our senior secured term loan resulted in a pre-tax loss of approximately $9.9 million for 2008, primarily as a result of expensing unamortized deferred debt expense.

Provision for Income Taxes.  The provision for income taxes for 2008 was approximately $26.9 million as compared to approximately $33.1 million for 2007. The effective income tax rates of approximately (3.6)% and 50.5% for 2008 and 2007, respectively, differ from the expected United States federal statutory rate of 35% principally as a result of non-deductible expenses, including the treatment of approximately $700.0 million of the non-cash goodwill impairment charge as a permanent non-deductible expense for 2008, as well as increases in valuation allowances against domestic deferred tax assets, state income tax provisions, the effect of foreign operations, and interest on uncertain tax positions. The change in the effective income tax rates between 2008 and 2007 is principally due to the permanent adjustment associated with the non-cash goodwill impairment charge recorded in 2008, increases in valuation allowances against domestic deferred tax assets, and interest on uncertain tax positions. See Note 7, “Income Taxes”, to the consolidated financial statements included elsewhere in this registration statement.

During the third quarter of 2008, we evaluated the realizability of our domestic deferred tax assets as a result of recent economic conditions, our recent operating results, and our revised forecast, including the increase in future interest expense as a result of the May 2008 debt refinancing. As a result of this analysis, we established a valuation allowance of approximately $14.6 million against domestic deferred tax assets in existence as of December 31, 2007. In addition, for 2008, we recorded a valuation allowance against certain tax assets related to domestic and foreign operating losses generated in the period of approximately $40.9 million. In assessing the need for a valuation allowance, we assessed the available means of recovering our deferred tax assets, including the ability to carry back net operating losses, available deferred tax liabilities, tax planning strategies and projections of future taxable income. We concluded that it was more likely than not, based upon all available evidence, that a valuation allowance was required for substantially all of our net domestic deferred tax assets. In addition, we provided valuation allowances for foreign net operating losses of approximately $16.9 million.

Liquidity and Capital Resources

Our primary liquidity needs are to fund general business requirements, including working capital requirements, capital expenditures, interest payments and debt repayments. Our principal sources of liquidity are cash flows from subsidiaries, existing unrestricted cash and cash equivalents, and the use of borrowings under the New ABL Facility. The indenture related to our 11% Notes, the credit agreement governing our New ABL Facility, and other agreements governing our indebtedness and the indebtedness of our subsidiaries contain certain restrictive financial and operating covenants, including covenants that restrict our ability and the ability of our subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets, and take certain other corporate actions. See Note 8, “Notes, Mortgage Notes and Obligations Payable” to the consolidated financial statements included elsewhere in this registration statement and “Debt Covenant Compliance” below.

There can be no assurance that we will generate sufficient cash flow from the operation of our subsidiaries or that future financings will be available on acceptable terms or in amounts sufficient to enable us to service or refinance our indebtedness, or to make necessary capital expenditures.

Cash Flows

Capital expenditures were approximately $18.4 million for 2009, as compared to approximately $25.4 million for 2008. Capital expenditures are expected to be between approximately $30.0 million and $35.0 million in 2010 and are limited to $36.8 million under our New ABL Facility.

Net cash flows provided by operating activities decreased approximately $26.2 million from approximately $54.4 million for 2008 to approximately $28.2 million for 2009. This was primarily the result of an increase in net loss (after the exclusion of the gain on reorganization, net, pre-petition reorganization items and non-cash goodwill impairment charges) of approximately $81.7 million and a change in working capital needs of approximately $22.1 million, partially offset by a change in deferred tax provision of approximately $52.8 million and an increase in non-cash interest expense of approximately $37.2 million.

Net cash flows used in investing activities decreased by approximately $17.2 million from approximately $51.2 million for 2008 to approximately $34.0 million for 2009. This decrease was primarily due to a decrease in payments for acquisitions of approximately $18.6 million and a decrease in the level of capital expenditures of approximately $7.0 million, partially offset by a decrease in the proceeds from the sale of property and equipment of approximately $6.3 million.

Net cash flows from financing activities decreased by approximately $212.4 million from net cash provided by financing activities of approximately $125.6 million for 2008 to net cash used in financing activities of approximately $86.8 million for 2009. This change is the result of a decrease in net borrowings, including the debt refinancing in May 2008, of approximately $238.0 million.

As discussed earlier, we generally use cash flows from operations, and where necessary borrowings, to finance our capital expenditures and strategic acquisitions, to meet the service requirements of existing indebtedness and for working capital and other general corporate purposes.

Outstanding Indebtedness

We had consolidated debt at December 31, 2009 of approximately $885.3 million consisting of the following:

(Amounts in millions)

11% Notes	$753.3
New ABL Facility	90.0
Long-term notes, mortgage notes and other indebtedness	28.6
Short-term bank obligations	13.4

$885.3

During the year ended December 31, 2009, we had a net decrease in our debt of approximately $(714.1) million resulting from:

(Amounts in millions)

Extinguishment of debt related to Chapter 11 proceedings	$(1,377.9)
Issuance of 11% Notes	753.3
Payments, net of borrowings, under both our Predecessor and New ABL Facility	(55.0)
Additional borrowings related primarily to our foreign subsidiaries	45.0
Other principal payments	(72.9)
Changes in foreign currency exchange rates and other	(4.1)
Fresh-start accounting adjustments	(2.5)

$(714.1)

At December 31, 2009 and 2008, our Best subsidiary was not in compliance with certain maintenance covenants with respect to certain loan agreements and as a result, we classified approximately $4.1 million and $8.1 million of outstanding borrowings under such “long-term debt” agreements as a current liability on our consolidated balance sheet at December 31, 2009 and 2008, respectively. Our Best subsidiary is in the process of obtaining waivers from its lender, which would indicate that Best was not required to comply with the maintenance covenants as of December 31, 2009. No assurances can be given that Best will be successful in obtaining such waivers and accordingly, we could be required to repay the outstanding long-term portion related to these loans of approximately $4.1 million if the event of non-compliance is not cured or waived. The next measurement date for the maintenance covenant is for the year ended December 31, 2010 and we believe that it is probable that Best will not be in compliance with the maintenance covenant when their assessment of the required calculation is completed in the first quarter of 2011.

Contractual Obligations

The following is a summary of our estimated future cash obligations, including those of our subsidiaries, under debt obligations (excluding approximately $2.5 million in debt discount), interest expense (based upon interest rates in effect at the time of the preparation of this summary), capital lease obligations, minimum annual rental obligations primarily for non-cancelable lease obligations (operating leases), acquisition agreements, purchase obligations, other long-term liabilities and other obligations. Debt and interest payments in the table below reflect the financing transactions during 2009 as previously described (see Note 2, “Reorganization Under Chapter 11”, Note 8, “Notes, Mortgage Notes and Obligations Payable”, and Note 11,

“Commitments and Contingencies”, to the consolidated financial statements included elsewhere in this registration statement):

	Payments Due by Period
				2015 &
	2010	2011 & 2012	2013 & 2014	Thereafter	Total
	(Amounts in millions)

Notes, mortgage notes and obligations payable (1)(2)	$34.2	$4.0	$819.0	$1.5	$858.7
Interest payments (3)(4)(5)	91.8	182.9	85.1	12.2	372.0
Capital lease obligations	2.3	4.6	6.7	2.1	15.7
Operating lease obligations	21.3	28.3	14.7	7.0	71.3
Future contingent consideration	1.3	—	—	—	1.3
Other purchase obligations	3.9	0.5	—	—	4.4
Other liabilities (6)	4.6	21.4	21.5	108.6	156.1

Total	$159.4	$241.7	$947.0	$131.4	$1,479.5

(1)	Excludes notes payable and other short-term obligations of approximately $13.4 million.

(2)	Subsequent to December 31, 2009, we voluntarily repaid $25.0 million of outstanding borrowings under our New ABL Facility and accordingly have classified such amount as current in the December 31, 2009 balance sheet.

(3)	Based upon interest rates in effect at December 31, 2009.

(4)	Subsidiary debt used for working capital purposes such as lines of credit are estimated to continue through December 31, 2018 in the above table.

(5)	Includes interest payments on the New ABL Facility which are estimated to continue through 2013 in the above table.

(6)	Includes pension, profit sharing and other post-retirement benefits (see Note 10, “Pension, Profit Sharing and Other Post-Retirement Benefits”, to the consolidated financial statements included elsewhere in this registration statement).

Nortek, its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, refinance, redeem or retire any of our outstanding debt, in privately negotiated or open market transactions, by tender offer or otherwise, which may be subject to restricted payment limitations.

Adequacy of Liquidity Sources

At December 31, 2009, we had approximately $89.6 million of unrestricted cash and cash equivalents to fund our cash flow needs for 2010. During 2010, we expect that it is reasonably likely that the following major cash requirements will occur as compared to 2009:

	For the Year Ended December 31,
	2010	2009
	(Amounts in millions)

Interest payments, net	$91.8	$116.2
Principal payments, net	34.2	145.6
Capital lease obligations	2.3	2.3
Completed acquisitions and contingent earn out payments	1.3	14.1
Capital expenditures	32.0	18.4
Operating lease and other rental payments	28.5	32.7
Defined benefit pension plan and other post-retirement benefit plan contributions	4.6	3.0

In addition, cash requirements for income tax payments will be dependent on our level of earnings. In 2009, we made income tax payments, net of refunds of approximately $13.0 million.

As noted previously, the indentures and other agreements governing our indebtedness and the indebtedness of our subsidiaries, contain certain restrictive financial and operating covenants, including covenants that restrict our ability and the ability of our subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets, and take certain other corporate actions. As of December 31, 2009, we did not have the capacity to make certain payments, including dividends, under our New ABL Facility.

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions and possible dispositions of certain of our businesses on an ongoing basis and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions or dispositions. Contingent consideration of approximately $1.3 million related to the acquisition of certain entities was accrued for at December 31, 2009, and was paid in February 2010. The remaining maximum potential amount of contingent consideration that may be paid in the future for all completed acquisitions is approximately $6.0 million.

Working Capital

Our working capital decreased from approximately $352.7 million at December 31, 2008 to approximately $320.8 million at December 31, 2009, while our current ratio increased from approximately 1.8:1 at December 31, 2008 to approximately 1.9:1 at December 31, 2009. The decrease in working capital for the year ended December 31, 2009 is primarily as a result of a decrease in unrestricted cash and cash equivalents of approximately $92.6 million resulting primarily from the use of cash to repay the Predecessor ABL Facility upon emergence from bankruptcy of approximately $45.0 million, as well as to pay fees and expenses related to the reorganization, among others. The change in working capital is also the result of changes in accounts receivable, inventories, accounts payable and accrued expenses and taxes, net as described further below.

Refer to “Cash Flows”, “Contractual Obligations” and “Adequacy of Liquidity Sources” above for further discussions on the Company’s working capital and future uses of cash.

Unrestricted cash and cash equivalents decreased from approximately $182.2 million at December 31, 2008 to approximately $89.6 million at December 31, 2009. We have classified as restricted, in the accompanying consolidated balance sheet, certain cash and cash equivalents that are not fully available for use in our operations. At December 31, 2009, approximately $3.7 million (of which approximately $2.4 million is included in long-term assets) of cash and cash equivalents were held primarily as collateral to fund certain benefit obligations relating to supplemental executive retirement plans.

Accounts receivable decreased approximately $11.2 million, or approximately 4.3%, between December 31, 2008 and 2009, while net sales decreased approximately $70.5 million, or approximately 14.1%, in the fourth quarter of 2009 as compared to the fourth quarter of 2008. The impact of changes in foreign currency exchange rates increased accounts receivable at December 31, 2009 by approximately $5.5 million. The remaining decrease is primarily the result of decreased sales in the RVP, HTP, and C-HVAC segments in the fourth quarter of 2009 as compared to the fourth quarter of 2008. The rate of change in accounts receivable in certain periods may be different than the rate of change in sales in such periods principally due to the timing of net sales. Increases or decreases in net sales near the end of any period generally result in significant changes in the amount of accounts receivable on the date of the balance sheet at the end of such period, as was the situation on December 31, 2009 as compared to December 31, 2008. Accounts receivable from customers related to foreign operations decreased approximately $23.7 million, or approximately 26.0%, between December 31, 2008 and 2009.

Inventories decreased approximately $23.1 million, or approximately 7.8%, between December 31, 2008 and 2009 primarily as a result of lower sales levels and a continued focus on working capital reductions during 2009 in the RVP, HTP, and C-HVAC segments. The decrease at December 31, 2009 is net of increases related to fresh-start accounting adjustments of approximately $30.2 million (see Note 3, “Fresh-Start Accounting”, to the consolidated financial statements included elsewhere in this registration statement) and the effect of changes in foreign currency exchange rates of approximately $3.5 million, partially offset by approximately $3.6 million of non-cash amortization of excess purchase price.

Accounts payable decreased approximately $27.8 million, or 18.3%, between December 31, 2008 and 2009 primarily due to decreases in the RVP and HTP segments, and to a lesser extent in the C-HVAC segment, partially offset by an increase in the R-HVAC segment which increased purchasing due to higher sales levels in the fourth quarter of 2009, as compared to the fourth quarter of 2008. The decrease also reflects the effect of changes in foreign currency exchange rates which resulted in an increase to accounts payable at December 31, 2009 of approximately $2.8 million.

Accrued expenses and taxes, net decreased approximately $39.0 million, or approximately 18.2%, between December 31, 2008 and 2009 primarily as a result of a decrease in accrued interest of approximately $22.5 million due to interest payments made and the forgiveness of debt as part of the Chapter 11 proceedings and contingent consideration payments of approximately $14.1 million which were accrued at December 31, 2008 and were paid in the first quarter of 2009, offset by approximately $1.3 million of contingent consideration accrued for at December 31, 2009 and paid in February 2010.

Changes in certain working capital accounts, as noted above, between December 31, 2008 and 2009, differ from the changes reflected in our consolidated statement of cash flows for such period as a result of the specific items mentioned in the four preceding paragraphs and from other non-cash items, including among others, the effect of changes in foreign currency exchange rates.

Debt Covenant Compliance

The agreements that govern the terms of our outstanding debt, including the indenture that governs the 11% Notes and the credit agreement that governs the New ABL Facility, contain covenants that restrict our ability and the ability of certain of our subsidiaries to, among other things:

•	consolidate, merge or sell assets;

•	pay dividends or make other restricted payments;

•	incur additional indebtedness;

•	make loans or investments;

•	incur certain liens;

•	enter into transactions with affiliates; and

•	agree to dividend payment restrictions affecting certain of our subsidiaries.

Additionally, pursuant to the terms of the New ABL Facility, we will be required to deposit cash from our material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the New ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit, if (i) excess availability (as defined in the New ABL Facility) falls below the greater of $40.0 million and 20% of the borrowing base or (ii) an event of default has occurred and is continuing. In addition, under the New ABL Facility, if (i) excess availability falls below the greater of $40 million and 15% of the borrowing base or (ii) an event of default has occurred and is continuing, we will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. The New ABL Facility also restricts our ability to prepay our other indebtedness, including the 11% Notes, make capital expenditures in excess of certain thresholds or designate any other indebtedness as senior debt.

In addition, the indenture that governs our 11% Notes contains certain covenants that limit our ability to designate any of our subsidiaries as unrestricted subsidiaries or permit any restricted subsidiaries that are not guarantors under the indenture from guaranteeing our debt or the debt of any of our other restricted subsidiaries. The indenture governing our 11% Notes also restricts our ability to incur certain additional indebtedness (but does not restrict our ability to incur indebtedness under the New ABL Facility or certain other forms of permitted debt) if the fixed charge coverage ratio (“FCCR”) measured on a trailing four quarter basis falls below 2.0 to 1.0. The FCCR is the ratio of the Adjusted Consolidated Cash Flow, (“ACCF”, as described in greater detail below) to Fixed Charges (as defined by the 11% Notes) for such trailing four quarter period. As of December 31, 2009, under the 11% Notes, the FCCR was approximately 1.90 to 1.0.

A breach of the covenants under the indenture that governs our 11% Notes or the credit agreement that governs the New ABL Facility could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the New ABL Facility would permit the lenders under the New ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our New ABL Facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we cannot provide assurance that we and our subsidiaries would have sufficient assets to repay such indebtedness.

As of December 31, 2009, we were in compliance with all covenants under the indenture that governs the 11% Notes and the credit agreement that governs the New ABL Facility.

Consolidated Cash Flow and Adjusted Consolidated Cash Flow

Consolidated Cash Flow (“CCF”) represents net earnings (loss) before interest, income taxes, depreciation, amortization and the effects of the Reorganization, including the effects of fresh-start accounting. The ACCF is defined as the CCF further adjusted to exclude certain cash and non-cash, non-recurring items. CCF and ACCF are not defined terms under GAAP. Neither CCF nor ACCF should be considered an alternative to operating income or net earning (loss) as a measure of operating results or an alternative to cash flow as a measure of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate CCF and ACCF and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, CCF and ACCF do not include:

•	interest expense, and, because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and, because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue;

•	income tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate; or

•	certain cash and non-cash, non-recurring items, and, because such non-recurring items can, at times, affect our operating results, the exclusion of such items is a material limitation.

We present CCF because we consider it an important supplemental measure of our performance and believe it is frequently used by our investors and other interested parties, as well as by our management, in the evaluation of companies in our industry, many of which present CCF when reporting their results. In addition, CCF provides additional information used by our management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes that CCF facilitates operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting depreciation expense).

We believe that the inclusion of supplementary adjustments to CCF applied in presenting ACCF are appropriate to provide additional information to investors about the performance of the business, and we are required to reconcile net earning (loss) to ACCF to demonstrate compliance with debt covenants. While the determination of appropriate adjustments in the calculation of ACCF is subject to interpretation under the terms of the 11% Notes, management believes the adjustments described below are in accordance with the covenants in the 11% Notes.

The following table reconciles net earnings (loss) to CCF and ACCF for the trailing four quarters ending December 31, 2009 and 2008:

	Trailing Four Quarters
	Ending December 31,
	2009	2008
	(Amounts in millions)

Net earnings (loss)	$608.7	$(780.7)
Provision for income taxes	83.6	26.9
Gain on Reorganization Items, net	(1,035.9)	—
Loss from debt retirement	—	9.9
Interest expense	139.2	134.7
Investment income	(0.2)	(0.8)
Depreciation and amortization expense	63.9	68.6

Consolidated Cash Flow	$(140.7)	$(541.4)
Pre-petition reorganization items(a)	22.5	—
Management fees(b)	1.0	2.0
Interest Income	0.2	0.8
Non-recurring cash charges(c)	1.4	3.0
Other non-recurring items(d)	4.8	6.4
Non-cash impairment charges(e)	285.2	713.3
Stock Option Expense	0.1	0.1
Net foreign exchange gains(f)	(0.7)	2.8
Restructuring(g)	4.6	5.9

Adjusted Consolidated Cash Flow	$178.4	$192.9

(a)	Relates to pre-petition advisory and other fees related to the reorganization of our capital structure.

(b)	Relates to the management agreement between Nortek and Nortek Holdings, Inc. and an affiliate of Thomas H. Lee Partners, L.P. providing for certain financial and strategic advisory and consultancy services which was cancelled as part of the Chapter 11 proceedings.

(c)	Relates to miscellaneous non-recurring items and is limited to $3.0 million for any trailing four quarter period.

(d)	For 2009 includes (1) an additional inventory reserve of approximately $3.0 million related to one of our subsidiaries in our HTP segment, (2) a reserve of approximately $1.6 million related to certain assets of our foreign subsidiaries, (3) approximately $1.5 million of expense related to early lease termination charges, (4) gains on the favorable settlement of certain litigation proceedings of approximately $0.7 million and, (5) a gain of approximately $0.6 million related to the gain on the sale of assets related to one of our foreign subsidiaries.

For 2008, includes an estimated loss contingency on our indemnification related to a lease guarantee of approximately $6.4 million.

(e)	Includes non-cash goodwill impairment charges as well as non-cash write-downs of certain of our foreign subsidiaries.

(f)	Non-cash foreign exchange gains related to intercompany debt not indefinitely invested in our subsidiaries.

(g)	Includes severance charges associated with reduction in workforce initiatives and charges related to the closure of certain of our facilities.

As noted previously, under the New ABL Facility, if (i) excess availability falls below the greater of $40 million and 15% of the borrowing base, or (ii) an event of default has occurred and is continuing, we will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. At December 31, 2009, excess availability for purposes of compliance with a covenant trigger event under the New ABL Facility was approximately $116.7 million, which exceeded $40.0 million and 15% of the borrowing base. Our FCCR under the New ABL Facility at December 31, 2009 was 1.54 to 1.0. Similar to the 11% Notes, the FCCR under the New ABL Facility is the ratio of the ACCF to Fixed Charges;

however, the ACCF under the New ABL Facility is further reduced by the aggregate amount of all capital expenditures for the trailing four quarters and income taxes paid or payable in cash for the trailing four quarters, and Fixed Charges under the New ABL Facility are further increased by mandatory principal payments during the period. As a result, ACCF under the New ABL Facility at December 31, 2009 was approximately $148.1 million.

Inflation, Trends and General Considerations

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions and the possible dispositions of certain of our businesses on an ongoing basis and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions or dispositions.

The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home improvement and new construction markets. Our lower sales levels usually occur during the first and fourth quarters. Since a high percentage of our manufacturing overhead and operating expenses are relatively fixed throughout the year, operating income and net earnings tend to be lower in quarters with lower sales levels. In addition, the demand for cash to fund the working capital of our subsidiaries is greater from late in the first quarter until early in the fourth quarter.

We are subject to the effects of changing prices and the impact of inflation which could have a significant adverse effect on our results of operations for the periods presented. In some circumstances, market conditions or customer expectations may prevent us from increasing the prices of its products to offset the inflationary pressures that may increase costs in the future. During the first half of 2009, we experienced decreased material costs as compared to the first half of 2008 related primarily to purchases of steel, copper and aluminum and related purchased components, such as compressors and fans/blowers. However, in the second half of 2009, we began to see increased material costs, particularly copper, aluminum and steel, over the first half of 2009.

Additionally, during 2009, we experienced decreased freight costs primarily due to decreased fuel surcharges as compared to 2008. Continued strategic sourcing initiatives and improvements in manufacturing efficiency, as well as sales price increases, help to mitigate fluctuations in these costs.

As of December 31, 2009 and 2008, approximately 6.5% and 8.0%, respectively, of our workforce was subject to various collective bargaining agreements.

A work stoppage at one of our facilities could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to a collective bargaining agreement could result in material gains or losses or the recognition of an asset impairment. As agreements expire and until negotiations are completed, we do not know whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements or at all and without production interruptions, including labor stoppages.

Market Risk

As discussed more specifically below, we are exposed to market risks related to changes in interest rates, foreign currencies and commodity pricing. We do not use derivative financial instruments, except on a limited basis to periodically mitigate certain economic exposures. We do not enter into derivative financial instruments or other financial instruments for trading purposes.

A.	Interest Rate Risk

We are exposed to market risk from changes in interest rates primarily through investing and borrowing activities. In addition, our ability to finance future acquisition transactions may be impacted if we are unable to obtain appropriate financing at acceptable interest rates.

Our investing strategy, to manage interest rate exposure, is to invest in short-term, highly liquid investments and marketable securities. Short-term investments primarily consist of federal agency discount notes, treasury bills and bank issued money market instruments with original maturities of 90 days or less. At December 31, 2009 and 2008, the fair value of our unrestricted and restricted investments and marketable securities was not materially different from their cost basis.

We manage our borrowing exposure to changes in interest rates by optimizing the use of fixed rate debt with extended maturities. At December 31, 2009 and 2008, approximately 88.3% and 89.7%, respectively, of the carrying value of our long-term debt was at fixed interest rates. The remaining portion of our long-term debt was at variable interest rates. Based upon interest rates in effect at December 31, 2009, an overall unfavorable change in interest rates of 100 basis points would result in an additional charge to interest expense of approximately $0.3 million.

See the table set forth in item D (Long-term Debt) below and Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements included elsewhere in this registration statement for further disclosure of the terms of our debt.

B.	Foreign Currency Risk

Our results of operations are affected by fluctuations in the value of the U.S. dollar as compared to the value of currencies in foreign markets primarily related to changes in the Euro, the Canadian Dollar and the British Pound. In 2009, the net impact of changes in foreign currency exchange rates was not material to our financial condition or results of operations. The impact of changes in foreign currency exchange rates related to translation resulted in an increase in stockholders’ investment of approximately $0.7 million and $8.0 million for the 2009 Successor and Predecessor Periods, respectively, and a decrease of approximately $25.7 million for the year ended December 31, 2008. The impact of changes in foreign currency exchange rates related to transactions resulted in an increase in foreign exchange losses recorded in SG&A of approximately $5.4 million for 2009 as compared to 2008 and resulted in an increase in foreign exchange gains recorded in SG&A of approximately $3.9 million for 2008 as compared to 2007.

We manage our exposure to foreign currency exchange risk principally by trying to minimize our net investment in foreign assets, including, the use of strategic short and long-term borrowings at the foreign subsidiary level. Consistent with this strategy, notes payable and other short-term obligations at December 31, 2009 consist primarily of short-term borrowings by certain of our foreign subsidiaries. At December 31, 2009 and 2008, our net investment in foreign assets was approximately $133.5 million and $127.7 million, respectively. An overall unfavorable change in foreign exchange rates in effect at December 31, 2009 of 10% would result in an approximate $12.1 million reduction in equity as a result of the impact on the cumulative translation adjustment. We generally do not enter into derivative financial instruments to manage foreign currency exposure.

C.	Commodity Pricing Risk

We are subject to significant market risk with respect to the pricing of our principal raw materials, which include, among others, steel, copper, aluminum, plate mirror glass, various chemicals, paints, plastics, motors and compressors. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to customers and, as a result, gross margins could decline significantly. We manage our exposure to commodity pricing risk by continuing to diversify our product mix, strategic buying programs and vendor partnering.

We generally do not enter into derivative financial instruments to manage commodity-pricing exposure. At December 31, 2009 and 2008, we did not have any material outstanding commodity forward contracts.

D.	Long-term Debt

The table that follows sets forth our long-term debt obligations (excluding approximately $2.5 million of debt discount), principal cash flows by scheduled maturity, weighted average interest rates and estimated fair market values. Approximately 1% of our total long-term indebtedness is denominated in foreign currencies. The weighted average interest rates for variable rate debt are based on December 31, 2009 interest rates.

Long-term Debt:

	Scheduled Maturity				Weighted Average Interest Rate
	Fixed	Variable			Fixed	Variable
Year-Ending	Rate	Rate		Total	Rate	Rate	Total
	(Dollar amounts in millions)

December 31, 2010	$2.3	$34.2	(1)	$36.5	6.7%	4.9%	5.0%
2011	5.5	0.5		6.0	6.3	4.1	6.1
2012	2.2	0.4		2.6	7.2	3.9	6.6
2013	758.1	65.3		823.4	11.0	6.0	10.6
2014	2.0	0.3		2.3	7.4	2.7	6.8
Thereafter	2.1	1.5		3.6	7.3	2.7	5.4

Total Long-term Debt at December 31, 2009(2)	$772.2	$102.2		$874.4	10.9%	5.5%	10.3%

Fair Market Value of Long-term Debt at December 31, 2009	$772.2	$102.2		$874.4

(1)	Includes $25.0 million of voluntary repayments made subsequent to December 31, 2009 under our New ABL Facility.

(2)	Includes our 11% Notes with a total principal amount of approximately $753.3 million.

We determined the fair market value of our 11% Notes based, in part, on a third party valuation. For our remaining outstanding indebtedness, we assumed that the carrying value of such indebtedness equaled the fair value as it is not actively traded on an open market.

See “Liquidity and Capital Resources” and Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements included elsewhere in this registration statement for further information surrounding our outstanding debt obligations.

ITEM 3.	PROPERTIES.

Set forth below is a brief description of the location and general character of the principal administrative and manufacturing facilities and other material real properties of our continuing operations, all of which we consider to be in satisfactory repair as of December 31, 2009. All properties are owned, except for those indicated by an asterisk (*), which are leased under operating leases and those with a double asterisk (**), which are leased under capital leases.

		Approximate
Location	Description	Square Feet

Residential Ventilation Products Segment:
Hartford, WI	Manufacturing/Warehouse/Administrative	538,000	(2)
Hartford, WI	Warehouse	130,000	*
Mississauga, ONT, Canada	Manufacturing/Warehouse/Administrative	110,000
Fabriano, Italy	Manufacturing/Warehouse/Administrative	12,000
Cerreto D’Esi, Italy	Manufacturing/Warehouse/Administrative	174,000
Montefano, Italy	Manufacturing/Warehouse/Administrative	93,000	(1)
Cleburne, TX	Manufacturing/Warehouse/Administrative	215,000	(2)
Drummondville, QUE, Canada	Manufacturing/Warehouse/Administrative	126,000
Drummondville, QUE, Canada	Manufacturing/Warehouse/Administrative	44,000	*
Chenjian, Huizhou, PRC	Manufacturing/Warehouse/Administrative/Other	198,000
San Francisco, CA	Warehouse/Administrative	35,000	*
Gliwice, Poland	Manufacturing/Warehouse/Administrative	162,000	(1)
Tecate, Mexico	Manufacturing/Warehouse/Administrative	204,000	*

		Approximate
Location	Description	Square Feet

Home Technology Products Segment:
Sylmar, CA	Administrative	18,000	*
Xiang, Bao An County, Shenzhen, PRC	Manufacturing/Warehouse/Administrative/Other	410,000	*
Chaiwan, Hong Kong	Administrative	13,000	*
Lexington, KY	Warehouse/Administrative	73,000	*
Carlsbad, CA	Warehouse/Administrative	64,000	*
Vista, CA	Warehouse	69,000	*
Riverside, CA	Administrative	82,000	*
Casnovia, MI	Manufacturing/Warehouse/Administrative	28,000	*
Phoenix, AZ	Manufacturing/Warehouse/Administrative	51,000	*
Petaluma, CA	Warehouse/Administrative	26,000	*
Miami, FL	Warehouse/Administrative	43,000	*
Cambridge, U.K.	Warehouse/Administrative	11,000	*
Tallahassee, FL	Manufacturing/Warehouse/Administrative	71,000	(2)
Summerville, SC	Warehouse/Administrative	162,000	*
New Milford, CT	Manufacturing/Warehouse/Administrative	17,000	**
Los Angeles, CA	Warehouse/Administrative	28,000	*
Salt Lake City, UT	Manufacturing/Warehouse/Administrative	25,000	*
Winston-Salem, NC	Manufacturing/Warehouse/Administrative	47,000	*
Residential Air Conditioning and Heating Products Segment:
O’Fallon, MO	Warehouse/Administrative	70,000	*
St. Louis, MO	Warehouse	103,000	*
Boonville, MO	Manufacturing	250,000	(2)
Boonville, MO	Warehouse/Administrative	150,000	(1)
Tipton, MO	Manufacturing	50,000	(2)
Poplar Bluff, MO	Manufacturing/Warehouse	725,000	**
Dyersburg, TN	Manufacturing/Warehouse	368,000	**
Miami, FL	Manufacturing/Warehouse/Administrative	111,000	*
Catano, Puerto Rico	Warehouse	17,000	*
Commercial Air Conditioning and Heating Products Segment:
St. Leonard d’Aston, QUE, Canada	Manufacturing/Administrative	95,000	*
Saskatoon, Saskatchewan, Canada	Manufacturing/Administrative	49,000	*
Holland, MI	Manufacturing/Administrative	45,000	*
Oklahoma City, OK	Manufacturing/Administrative	127,000	(2)
Okarche, OK	Manufacturing/Warehouse/Administrative	228,000	(2)
Springfield, MO	Manufacturing/Warehouse/Administrative	113,000	*
Anjou, QUE, Canada	Manufacturing/Administrative	122,000	*
Edenbridge, Kent, U.K.	Manufacturing/Administrative	92,000	*
Fenton, Stoke-on-Trent, U.K.	Manufacturing/Administrative	104,000	*
Tualatin, OR	Manufacturing/Warehouse/Administrative	192,000	*
Eden Prairie, MN	Administrative	30,000	*
Other:
Providence, RI	Administrative	23,000	*

(1)	These facilities are pledged as security under various subsidiary debt agreements.

(2)	These facilities are pledged as first priority security under our 11% Senior Secured Notes due 2013 and as second priority under the New ABL Facility.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table contains information, as of March 1, 2010, about the beneficial ownership of Nortek’s common stock for:

•	each stockholder known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of the officers included in our Summary Compensation Table; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated by footnote, the number of shares and percentage ownership indicated in the following table is based on 15,712,731 outstanding shares of Nortek common stock, which includes all shares of unrestricted common stock, and all shares of restricted common stock awarded under Nortek’s 2009 Omnibus Incentive Plan. Shares of Nortek common stock obtainable upon the exercise of warrants are deemed to be outstanding and to be beneficially owned by the entity or person holding such warrants for the purpose of computing the percentage ownership of such entity or person but are not treated as outstanding for the purpose of computing the number of shares owned and percentage ownership of any other entity or person. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below will have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Amount and Nature of	Percentage
Name and Address of Beneficial Owner	Beneficial Ownership	of Class

Holders of more than 5% of our voting securities:
Funds affiliated with Ares Management LLC(1)	4,730,370	30.00%
Funds affiliated with FMR, LLC(2)	2,486,910	15.77
Goldman Sachs Asset Management, L.P.(3)	1,657,441	10.53
Capital Research and Management Company(4)	832,633	5.30
Directors and Named Executive Officers:
Richard L. Bready(5)	341,088	2.17
Jeffrey C. Bloomberg	—	*
Joseph M. Cianciolo	—	*
James B. Hirshorn(6)	—	*
Thomas A. Keenan	—	*
Bennett Rosenthal(6)	—	*
Jeffrey B. Schwartz(6)	—	*
J. David Smith	—	*
Almon C. Hall(7)	42,961	*
Kevin W. Donnelly(7)	42,961	*
Edward J. Cooney(7)	42,961	*
Bruce E. Fleming(8)	7,500	*

All Directors and Named Executive Officers(9) (12 persons)	477,471	3.04%

*	Less than one percent

(1)	Consists of (a) 2,184,081 shares of common stock and 55,562 shares of common stock issuable upon the exercise of warrants, in each case held by Ares Corporate Opportunities Fund II, L.P. (“ACOF II”) and (b) 2,490,727 shares of common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF

III”). Each of ACOF II and ACOF III is indirectly controlled by Ares Management LLC (“Ares”), which, in turn, is indirectly controlled by Ares Partners Management Company LLC which in turn is managed by an executive committee. As disclosed in footnote (6) below, Messrs. Hirshorn, Rosenthal and Schwartz are an Operating Advisor, a Senior Partner, and a Principal, respectively, of Ares. Each of the foregoing entities and the partners, members and managers (including Messrs. Hirshorn, Rosenthal and Schwartz ), other than ACOF II and ACOF III, expressly disclaims beneficial ownership of the securities owned by ACOF II and ACOF III, respectively, except to the extent of any pecuniary interest therein. The address of Ares is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(2)	Consists of 2,434,010 shares of common stock and 52,900 shares of common stock issuable upon the exercise of warrants, in each case held by funds affiliated with FMR, LLC (“FMR”). The address of FMR is 82 Devonshire Street, Boston, MA 02109.

(3)	Consists of 1,625,905 shares of common stock and 31,536 shares of common stock issuable upon the exercise of warrants, in each case held by Goldman Sachs Asset Management, L.P. (“GSAM”), and with respect to which GSAM shares voting and dispositive power. GSAM disclaims beneficial ownership of the securities, except to the extent of any pecuniary interest therein. The address of GSAM is 20 West Street, New York, NY 10282.

(4)	Consists of 793,647, 18,686, 16,450 and 3,850 shares of common stock beneficially held by American High-Income Trust; The Income Fund of America, Inc.; American Funds Insurance Series, Asset Allocation Fund; and American Funds Insurance Series, High-Income Bond Fund, respectively. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research and Management Company, which serves as the investment advisor for each such fund, may be deemed to be the beneficial owner of all of the shares held by the funds. Capital Research and Management Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research and Management Company is an investment adviser registered under the Investment Advisers Act of 1940. The address of Capital Research and Management Company is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(5)	Consists of (a) 6,255 shares of common stock, (b) 16,382 shares of common stock issuable upon exercise of warrants and (c) 318,481 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which unvested restricted common stock Mr. Bready has voting but not dispositive power.

(6)	Does not include the securities held by ACOF II and ACOF III. As disclosed in footnote (1) above, Messrs. Hirshorn, Rosenthal and Schwartz are associated with Ares. Messrs. Hirshorn, Rosenthal and Schwartz each expressly disclaims beneficial ownership of the securities held by ACOF II and ACOF III, except to the extent of any pecuniary interest therein.

(7)	For each of Messrs. Hall, Donnelly and Cooney, consists of (a) 127 shares of common stock, (b) 334 shares of common stock issuable upon exercise of warrants and (c) 42,500 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which unvested restricted common stock each of Messrs. Hall, Donnelly and Cooney has voting but not dispositive power.

(8)	Consists of 7,500 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which Mr. Fleming has voting but not dispositive power.

(9)	Consists of (a) 6,606 shares of common stock, (b) 17,384 shares of common stock issuable upon exercise of warrants and (c) 453,481 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan held by executive officers, as to which each such executive officer has voting but not dispositive power.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Directors of the Registrant

The following table sets forth the names of Nortek’s directors, their positions, ages and the year each of them became a director of Nortek:

			Nortek
Name	Principal Occupation	Age	Director Since

Richard L. Bready	Chairman, President and Chief Executive Officer of Nortek	65	1976
Jeffrey C. Bloomberg	Director	62	2005
Joseph M. Cianciolo	Director	71	2003
James B. Hirshorn	Director	43	2009
Thomas A. Keenan	Director	44	2009
Bennett Rosenthal	Director	46	2009
Jeffrey Schwartz	Director	35	2009
J. David Smith	Director	61	2010

Richard L. Bready has served as Chairman of the Board, Chief Executive Officer and President of Nortek since December 1990. Mr. Bready joined Nortek as Treasurer in 1975 and was elected Director in 1976. Prior to joining Nortek, Mr. Bready was an independent financial consultant and an audit manager at a major public accounting firm. Mr. Bready is a director of Gamco Investors, Inc. and Bancorp RI. Mr. Bready’s extensive history with Nortek as an executive officer provides valuable insight and continuity to the Board of Directors.

Jeffrey C. Bloomberg has been a member of the Board of Directors of Nortek since April 19, 2005. Mr. Bloomberg was previously a member of Nortek’s Board of Directors from January 9, 2003 to August 27, 2004. Mr. Bloomberg has served since 2001 in the Office of the Chairman of Gordon Brothers Group LLC, a company which assists retail, consumer goods and industrial companies in asset redeployment and provides capital solutions to middle market companies. From 1994 to 2001, Mr. Bloomberg served as the President of Bloomberg Associates, an investment banking company. Mr. Bloomberg currently serves as a director of RHI Entertainment, Inc. and he served as a director of Tweeter Home Entertainment Group from 1986-2007. Mr. Bloomberg’s extensive experience with retailers and consumer goods and his experience in dealing with issues facing the Company make him well-positioned for his role as a director.

Joseph M. Cianciolo has been a member of the Board of Directors of Nortek since 2003. Mr. Cianciolo retired in June 1999 as the managing partner of the Providence, Rhode Island office of KPMG LLP. At the time of his retirement, Mr. Cianciolo had been a partner of KPMG LLP since 1970. Mr. Cianciolo currently serves as a director of United Natural Foods, Inc. and Eagle Bulk Shipping, Inc. Mr. Cianciolo’s extensive knowledge and experience with accounting matters allows him to provide valuable insight to the Board of Directors.

James B. Hirshorn has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Hirshorn is an Operating Advisor for Ares Management LLC, an alternative asset management firm (“Ares”), where he focuses his time on portfolio investments across the Ares platform. Mr. Hirshorn has over 18 years of leadership experience in the manufacturing, retail, private equity and consulting businesses. Prior to joining Ares, Mr. Hirshorn was the President of Potbelly Sandwich Works from 2007-2008 and prior to that he served as the Senior Executive VP of Finance, Operations and R&D for Sealy Mattress Corporation from 2002-2006. Prior to joining Sealy, Mr. Hirshorn was a Vice President at Bain Capital from 1999-2002 in their portfolio group, providing operating leadership to a number of Bain Capital’s retail and consumer products businesses. Prior to joining Bain Capital, Mr. Hirshorn was a manager at Bain & Company from 1993-1998. Mr. Hirshorn also spent three years with Procter & Gamble in their product development organization from 1998-2001. Mr. Hirshorn served as a director of Sealy Corporation from 2004 to 2006. Mr. Hirshorn’s experience in operations at numerous portfolio companies provides him with valuable expertise to assist the Company.

Thomas A. Keenan has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Keenan is the owner and founder of Keenan LLC, a real estate investment and development company focused on high end custom homes and the acquisition of multi-unit apartment buildings and commercial complexes. Prior to founding Keenan LLC, Mr. Keenan served as an investment principal for First Media LLC, the private investment arm of the Richard Marriott family, from 1997-2006, formulating investment strategies for private and public equity investments and prior to that, he was a consultant at McKinsey & Company from 1995 to 1997, focused on media and software clients. Mr. Keenan is currently serving as a director of Stanley Martin Companies. Mr. Keenan’s experience with real estate and the development industry equip him with valuable insight about the markets for the Company’s products.

Bennett Rosenthal has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Rosenthal is a Senior Partner in the Private Equity Group of Ares and a member of the executive committee of Ares Partners Management Company LLC. Prior to joining Ares in 1998, Mr. Rosenthal was a Managing Director in the Global Leveraged Finance Group of Merrill Lynch and was responsible for originating, structuring and negotiating leveraged loan and high yield financings. Mr. Rosenthal was also a senior member of Merrill Lynch’s Leveraged Transaction Commitment Committee. Mr. Rosenthal is the Chairman of the board of directors of Ares Capital Corporation, a publicly-traded business development company and serves on the following boards of directors: AmeriQual Management, Inc., Aspen Dental Management, Inc., Hanger Orthopedic Group, Inc., Jacuzzi Brands Inc. and Serta Inc. Mr. Rosenthal’s experience with leverage finance and high yield offerings and serving on other boards of directors makes him well-positioned to serve as a director for the Company.

Jeffrey Schwartz has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Schwartz is a Principal in the Private Equity Group of Ares. Prior to joining Ares in 2004, Mr. Schwartz was a Vice President in the Financial Sponsors Group at Lehman Brothers where he specialized in providing acquisition advice to financial sponsors on potential leveraged buyouts. Prior to his employment with Lehman Brothers, Mr. Schwartz was with the Wasserstein Perella Group where he specialized in mergers and acquisitions and leveraged finance. Mr. Schwartz serves on the boards of directors of Stream Global Services, Inc., WCA Waste Corporation and GNC Acquisition Holdings Inc., and served on the board of directors of Samsonite Corporation from September 2005 to May 2007. Mr. Schwartz’s experience with acquisitions and leveraged buyouts and his experience serving on other boards of public companies allows him to bring valuable insight to the Board of Directors.

J. David Smith has been a member of the Board of Directors of Nortek since February 18, 2010. Mr. Smith served as President of Alumax Fabricated Products, Inc. and as an officer of Alumax, Inc. from 1989-1996. Mr. Smith held the positions of Chief Executive Officer and President of Euramax International, Inc. from 1996 and also served as its Chairman from 2002 until his retirement in 2008. Mr. Smith also serves as a director of Commercial Metals Company. Mr. Smith has extensive operating and management experience in private and public international metals and building products companies.

Mr. Bready was Chief Executive Officer at the Company when it filed voluntary petitions in the Bankruptcy Court seeking relief under the provisions of chapter 11 of the Bankruptcy Code on October 21, 2009. See “Business—Voluntary Bankruptcy Filing and Reorganization” in Item 1 of this registration statement for additional information.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. The current number of directors has been set at nine. However, there are currently only eight directors and one vacancy. We have determined that seven of our directors are independent directors under currently applicable listing standards of the New York Stock Exchange. The only director who is not independent is Mr. Bready.

Pursuant to our certificate of incorporation, our Board of Directors is divided into three classes of directors who serve in staggered three-year terms, as follows:

•	Class I directors are Messrs. Keenan and Smith and the vacant position, and their terms will expire at the annual meeting of stockholders to be held in 2010;

•	Class II directors are Messrs. Bloomberg, Cianciolo and Hirshorn, and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	Class III directors are Messrs. Bready, Rosenthal and Schwartz, and their terms will expire at the annual meeting of stockholders to be held in 2012.

At each annual meeting of our stockholders, the successors to the directors whose terms expire at each such meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes serving for the remainder of their respective three-year terms.

Board Committees

Our Board of Directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter approved by our Board of Directors. Copies of each committee’s charter will be posted on the Corporate Governance section of our website, www.nortek-inc.com.

Audit Committee

The members of our audit committee are Messrs. Cianciolo, Bloomberg, Hirshorn and Keenan and Mr. Cianciolo chairs the audit committee. Our Board of Directors has determined that Mr. Cianciolo is an “audit committee financial expert” as defined in applicable SEC rules. Our audit committee’s responsibilities include:

•	appointing, evaluating, overseeing and replacing, if necessary, our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	reviewing certain regulatory filings with management and our independent registered public accounting firm; and

•	reviewing and establishing standards for earnings press releases and earnings guidance provided to analysts.

All audit and non-audit services, other than de minimus non-audit services, provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Messrs. Bloomberg, Rosenthal and Smith and Mr. Bloomberg chairs the compensation committee. Our compensation committee’s responsibilities include:

•	reviewing and approving annual goals and objectives of our CEO, evaluating the performance of our CEO in light of those goals and objectives, determining or assisting to determine our CEO’s compensation level and making all other determinations with respect to the compensation of our CEO;

•	recommending to our Board of Directors the compensation of our executive officers other than our CEO and, to the extent such authority is delegated to it by our Board of Directors, approving the compensation payable to these executive officers;

•	reviewing and making recommendations to our Board of Directors regarding compensation, if any, of the Board of Directors; and

•	reviewing and making recommendations to our Board of Directors regarding incentive compensation and equity-based plans that are subject to approval by our Board of Directors.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Cianciolo, Rosenthal and Schwartz and Mr. Schwartz chairs the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

•	evaluating and selecting or recommending for selection candidates for election to our Board of Directors;

•	developing and recommending to our Board of Directors a set of corporate governance principles and code of ethics;

•	evaluating the functions, duties and composition of committees of our Board of Directors and making recommendations to our Board of Directors with respect thereto;

•	recommending to our Board of Directors or to the appropriate committee processes for annual evaluations of the performance of our Board of Directors, our Chairman and our CEO; and

•	considering and reporting to our Board of Directors any questions of possible conflicts of interests of members of our Board of Directors.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers, employees and certain other persons, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on the Corporate Governance section of our website, www.nortek-inc.com.

Executive Officers of Nortek

The following table sets forth the names of the executive officers of Nortek, their positions, and ages:

Name	Age	Position

Richard L. Bready	65	Chairman, President and Chief Executive Officer
Almon C. Hall	63	Vice President and Chief Financial Officer
Kevin W. Donnelly	55	Vice President, General Counsel and Secretary
Edward J. Cooney	62	Vice President and Treasurer
Bruce E. Fleming	60	Vice President Corporate Development

Messrs. Bready, Hall, Cooney, Donnelly and Fleming have served in the same or substantially similar executive positions with Nortek for at least the past five years.

Executive officers are elected annually by Nortek’s Board of Directors and serve until their successors are chosen and qualified. Nortek’s executive officers include only those officers of Nortek who perform policy-making functions and have managerial responsibility for major aspects of Nortek’s overall operations. A number of other individuals who serve as officers of Nortek’s subsidiaries perform policy-making functions and have managerial responsibilities for the subsidiary or division by which they are employed and a number of other individuals who serve as officers of Nortek have discrete areas of responsibility within Nortek. However, none of these individuals perform policy-making functions or have managerial responsibility for major aspects on Nortek’s overall operations. Certain of these individuals could, depending on the earnings of their subsidiary or division, be more highly compensated than some executive officers of Nortek.

There are no family relationships between any director, executive officer or other significant employee of the Company and any other director, executive officer or other significant employee.

Messrs. Bready, Hall, Cooney, Donnelly and Fleming were executive officers at the Company when it filed voluntary petitions in the Bankruptcy Court seeking relief under the provisions of chapter 11 of the Bankruptcy Code on October 21, 2009. See “Business — Voluntary Bankruptcy Filing and Reorganization” in Item 1 of this registration statement for additional information.

ITEM 6.	EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Introduction

This section discusses the principles underlying our policies and decisions with respect to the compensation of Nortek’s executive officers who are named in the “Summary Compensation Table”, or Nortek’s “named executive officers”, and the most important factors relevant to an analysis of these policies and decisions. Nortek’s named executive officers are:

•	Richard L. Bready, Chairman, President and Chief Executive Officer;

•	Almon C. Hall, Vice President and Chief Financial Officer;

•	Kevin W. Donnelly, Vice President, General Counsel and Secretary;

•	Edward J. Cooney, Vice President and Treasurer; and

•	Bruce E. Fleming, Vice President Corporate Development.

Prior to December 17, 2009, the Compensation Committee of Nortek’s Board of Directors was responsible for developing, overseeing and implementing the overall compensation program for Nortek’s named executive officers, except for the Chief Executive Officer, whose compensation was determined by the full Board of Directors. Generally, prior to December 17, 2009, (i) the Chief Executive Officer recommended, for the approval of the Compensation Committee, the specific elements of compensation, incentive compensation awards and salary adjustments for the Company’s named executive officers, other than the Chief Executive Officer, and (ii) the full Board of Directors approved the specific elements of compensation, incentive compensation awards and salary adjustments for the Chief Executive Officer.

Between December 18, 2009 and April 8, 2010, in connection with the development of Nortek’s post-Reorganization corporate governance structure, the Board of Directors established a new Compensation Committee which will oversee the compensation of Nortek’s named executive officers, as further described below. No significant compensation decisions were made during this transition period. On April 8, 2010, our Board of Directors approved our current corporate governance structure.

Beginning on April 8, 2010, the Compensation Committee will be responsible for determining and implementing the overall compensation of the Chief Executive Officer. In addition, beginning on April 8, 2010, (i) the Compensation Committee will recommend, for the approval of the full Board of Directors, the specific elements of compensation, incentive compensation awards and salary adjustments for the Company’s named executive officers, other than the Chief Executive Officer and (ii) the Compensation Committee will approve the specific elements of compensation and incentive compensation awards for the Chief Executive Officer. To the extent required by applicable tax or securities laws, or to the extent that authority is delegated to it by the Board of Directors, the Compensation Committee will also approve the specific elements of compensation for the other executive officers.

Messrs. Bready, Hall and Donnelly have employment agreements which govern certain elements of their compensation.

Compensation Philosophy and Objectives

Nortek’s executive compensation program is designed to attract, motivate, reward and retain high caliber executives to assist Nortek in achieving its strategic and operating objectives, and to compensate them at a level that is commensurate with both corporate and individual performance achievement, with the ultimate goal of increasing the value of stockholders’ investment. The Compensation Committee attempts to design a compensation package that is (i) fair to both the executives and stockholders in relation to corporate performance and increasing stockholder value, (ii) competitive in relation to companies of similar size and operations, and (iii) balanced appropriately between cash and equity-based compensation. We believe that the compensation of our named executive officers should focus executive behavior on the achievement of near-

term corporate goals as well as long-term business objectives and strategies. Historically, we have used a mix of short-term compensation, consisting of base salaries and cash bonuses, and long-term compensation, consisting of equity incentive compensation, to provide a total compensation structure that is designed to achieve our objectives.

Overview of Compensation and Process

The Compensation Committee oversees the executive compensation program and, prior to December 17, 2009, approved compensation elements and amounts to the named executive officers based upon the recommendations of the Chief Executive Officer, except that the Chief Executive Officer did not make recommendations as to his own compensation. In making these recommendations, which were based in part on independent compensation consultants and third party data as described below, the Chief Executive Officer also consulted with Nortek’s Treasurer. The Compensation Committee exercised its discretion to increase or decrease any recommended payments, adjustments or awards to the named executive officers not otherwise earned under the terms of the contractual arrangements described below. Beginning on April 8, 2010, except in the circumstances noted above, the full Board of Directors will instead make final determinations of and will approve compensation elements and amounts for the named executive officers based upon the recommendation of the Compensation Committee, except that the Compensation Committee will make final determinations of, and will approve, compensation elements and amounts for the Chief Executive Officer.

In the past Nortek has engaged a compensation consultant to review base salary and discretionary bonus levels in comparison to companies of similar size and industry. Most recently, Nortek engaged Effective Pay Practices to review Nortek’s executive compensation for 2007. The Effective Pay Practices report was provided to the Company on December 14, 2007 and helped guide the Compensation Committee’s compensation decisions for fiscal year 2008. Nortek’s Chief Executive Officer, in consultation with Nortek’s Treasurer, has also periodically reviewed surveys and evaluated industry data generally available from companies of comparable size and industry. The Compensation Committee, however, has not identified a specific peer group for the Company.

Nortek’s Compensation Committee has not adopted a formal policy for allocating between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the Compensation Committee, after reviewing data that it deems relevant and consulting with the Chief Executive Officer, had determined subjectively what it believed to be the appropriate level and mix of the various compensation components.

Historically, short-term superior performance was rewarded in cash through annual discretionary cash bonuses. Since 2004, long-term incentive objectives were met through equity grants made in the form of units in THL-Nortek Investors, LLC (“Investors LLC”), an entity which indirectly controlled all of the equity of Nortek prior to the Reorganization. Such equity grants in the recent past have not been made as part of a regular or annual program. Rather, the equity compensation structure for Nortek’s named executive officers was established at the time of the 2004 acquisition of the Company by an affiliate of Thomas H. Lee Partners, L.P. (the “THL Transaction”). In connection with the THL Transaction, Messrs. Bready, Hall and Donnelly also negotiated and executed amendments to their employment agreements which governed the number of units that they were entitled to receive. Messrs. Cooney and Fleming received grants of units on August 27, 2004, in connection with the THL Transaction, but they do not have employment agreements. In connection with the Reorganization, all equity interests in Investors LLC held by our named executive officers were cancelled and our named executive officers were granted new equity interests in the Company, as described below.

Elements of Compensation

There are four primary components of the compensation package that we provide to each of our named executive officers. Those components are:

•	base salary;

•	discretionary cash bonuses;

•	equity based awards; and

•	retirement-related benefits.

We also provide each of our named executive officers with health and life insurance benefits. In addition, in the case of Mr. Bready, if his employment is terminated for any reason, the Company is obligated to provide lifetime medical coverage to Mr. Bready, his spouse and his dependents in an amount up to $1,000,000. Alternatively, Mr. Bready may choose to receive a lump-sum payment in lieu of this coverage. In either case, the Company is required to “gross-up” the amount Mr. Bready receives for all applicable taxes. In the case of Messrs. Hall and Donnelly, in the event the named executive officer’s employment is terminated for any reason, if there is a change-in-control or upon the third anniversary of the Reorganization, the Company is required to make a lump-sum payment of up to $1,000,000 in lieu of any lifetime medical coverage which would have been due under the respective employment agreement, with a “gross-up” for all applicable taxes. The payment, prior to the tax gross-up, will be at least $838,707 in the case of Mr. Hall and at least $863,432 in the case of Mr. Donnelly. There is no minimum payment in the case of Mr. Bready.

Nortek also provides perquisites, some of which are discretionary while others are provided pursuant to the terms of the employment agreements between Nortek and Messrs. Bready, Hall and Donnelly. The purpose of these perquisites is to motivate employees, create goodwill, and reward employees for achievements that may not be measurable in financial metrics. These perquisites are reflected in the “All Other Compensation” column in the Summary Compensation Table below and the related footnotes.

Base Salary

Messrs. Bready, Hall and Donnelly each have employment agreements that require Nortek to pay them a minimum base salary of $3,500,000, $500,000 and $375,000, respectively. Messrs. Cooney and Fleming do not have employment agreements. The base salaries of the named executive officers in the past had been determined solely by the Compensation Committee (for our named executive officers other than the CEO) and by the full board for Mr. Bready. As described above, as of April 8, 2010, the salaries of the named executive officers (other than the CEO) will be determined by the Board of Directors or the Compensation Committee and the base salary of Mr. Bready will be determined by the Compensation Committee.

Nortek provides its named executive officers, like its other employees, with a base salary in order to compensate them for the services which they provide to Nortek over the course of the year. Nortek attempts to meet competitive salary norms for a company of its size and reward performance and increased levels of responsibility through annual salary increases. At the time of an executive’s hire or promotion, salary is determined by reference to market data provided by compensation surveys, search consultants and publicly available industry data regarding companies of comparable size and in a comparable industry. Salaries are typically evaluated annually and adjusted from their base level from year to year based upon the executive’s performance and level of responsibilities. Additionally, competitive benchmark data is consulted periodically. In certain instances, such as in 2009, there have been no adjustments to salaries due to factors such as the downturn in the industry and market conditions. Like the other elements of compensation, in the past these adjustments have been recommended to the Compensation Committee by the Chief Executive Officer after consultation with Nortek’s Treasurer. Upward adjustments to the salary of the Chief Executive Officer, if any, have been determined by Nortek’s Compensation Committee. Annual adjustments are generally implemented on January 1 of each year.

For 2009, the base salaries for our named executive officers were as follows:

	2009 Annual	$ Change from
Name	Base Salary	2008 Base Salary

Richard L. Bready	$3,500,000	$0
Almon C. Hall	$500,000	$0
Kevin W. Donnelly	$375,000	$0
Edward J. Cooney	$300,000	$0
Bruce E. Fleming	$300,000	$0

The 2009 base salaries for our named executive officers were not increased from their 2008 levels as a result of efforts to control costs while the Company weathered the downturn in the economy.

Discretionary Cash Bonuses

Awards of discretionary cash bonuses are designed to reward corporate success and individual achievement with the emphasis on overall Company performance. Prior to December 17, 2009, the Chief Executive Officer assessed the individual performance of each named executive officer, other than himself, with Nortek’s operating and financial performance achievements as compared to an established financial plan for Nortek. If the Chief Executive Officer so determined, he made a recommendation to the Compensation Committee for a discretionary cash bonus award for each named executive officer other than himself. The Compensation Committee considered and, if it deemed appropriate, approved the recommendations of the Chief Executive Officer. The Board of Directors determined the amount of any discretionary bonus paid to our Chief Executive Officer. Mr. Bready’s employment agreement provides that he is not specifically entitled to incentive or bonus compensation; however, it does provide that the Board of Directors may, in its discretion, award incentive compensation to Mr. Bready, from time to time.

Following April 8, 2010, approval of discretionary cash bonuses will be made by the full Board of Directors or the Compensation Committee (in the case of the named executive officers other than the Chief Executive Officer) and the Compensation Committee (in the case of the Chief Executive Officer).

Consideration has historically been given to the following measurements of corporate success and individual achievement when considering awards of discretionary cash bonuses and it is expected that such measurements will continue to be taken into account:

Measurements of	Measurements of
Corporate Success	Individual Achievement

EBITDA	Compliance
Acquisitions	Financial statistics
Divestitures	Integration of subsidiaries
Cash flow
Litigation
Capital projects

For 2009, the following cash bonuses were awarded to Nortek’s named executive officers:

		Change from
	2009	2008
	Cash	Discretionary Cash
Name	Bonus	Bonus

Richard L. Bready	$500,000	+ $500,000
Almon C. Hall	$300,000	+ $150,000
Kevin W. Donnelly	$300,000	+ $150,000
Edward J. Cooney	$300,000	+ $150,000
Bruce E. Fleming	$15,000	- $ 35,000

The bonuses paid to Messrs. Bready, Hall, Donnelly and Cooney were made pursuant to the Emergence Bonus Plan, which was established in connection with the Reorganization and negotiated with the ad hoc committee of certain bond holders of the Company (the “Ad Hoc Committee”) and is described in the “Incentive Plans” section below. The bonus paid to Mr. Fleming was a discretionary bonus. The bonuses paid to our named executive officers pursuant to the Emergence Bonus Plan were paid in recognition of their efforts in connection with successfully and swiftly completing the Reorganization.

Equity-Based Awards

Prior to the Reorganization, our named executive officers held equity in Nortek in the form of units in Investors LLC, which were terminated in connection with the Reorganization. None of the named executive officers realized any value from such units in Investors LLC. On the Effective Date of the Reorganization, Nortek granted certain equity awards to the named executive officers and other employees of Nortek and its subsidiaries. These equity awards were proposed by the Chief Executive Officer, discussed and negotiated with the Ad Hoc Committee in connection with the Reorganization, and ultimately approved by the current Board of Directors (except for Mr. Smith, who was appointed on February 18, 2010). The table below sets forth the equity awards that were granted to our named executive officers on the Effective Date:

Name	Restricted Stock	Stock Options

Richard L. Bready	318,481	318,481
Almon C. Hall	42,500	42,500
Kevin W. Donnelly	42,500	42,500
Edward J. Cooney	42,500	42,500
Bruce E. Fleming	7,500	7,500

The restricted stock awards and stock option awards set forth in the table above were granted to the named executive officers to reward and motivate their performance, which the Board of Directors believes will have a long-term impact on increasing stockholder value. For 2009, each of the named executive officers played an important role in leading the Company through the Reorganization and negotiating with various Company stakeholders while also managing the day-to-day business and operations of the Company. Going forward, the Board of Directors determined that it was important to ensure that the named executive officers’ interests are appropriately aligned with those of the stockholders of the Company.

Prior to the Reorganization, Messrs. Bready, Hall, Donnelly, Cooney and Fleming collectively held 23.3% of the equity of Investors LLC. The named executive officers received this equity in connection with the THL Transaction in 2004, and some of such equity was received in exchange for equity of Nortek Holdings held by the named executive officers prior to the THL Transaction. In addition, the named executive officers made additional investments in Investors LLC in connection with an equity cure in 2008 in the aggregate amount of $829,928. These investments were made in order to avoid defaults in the interest coverage ratio and leverage ratio covenants of the Company’s senior secured credit facility (the “Equity Cure”). Further, Messrs. Bready, Hall, Donnelly and Cooney also invested with THL in the purchase of certain senior unsecured loans issued by NTK Holdings pursuant to which Mr. Bready invested cash of $4,901,344 and Messrs. Hall, Donnelly and Cooney each invested cash of $100,000.

Messrs. Bready, Hall, Donnelly, Cooney and Fleming realized no return of value on the equity ownership of Investors LLC or the additional Equity Cure investment. Messrs. Bready, Hall, Donnelly and Cooney received a nominal amount of value in the equity of the reorganized Nortek from their purchase of the senior unsecured loans issued by NTK Holdings. After the Reorganization, Messrs. Bready, Hall, Donnelly, Cooney and Fleming collectively hold restricted stock and stock options representing an aggregate of 5.70% of the outstanding equity of Nortek (assuming, for this purpose, that such awards were fully vested or exercisable, as the case may be) as of December 31, 2009.

Retirement-Related Benefits

401(k) Plan

Each of our named executive officers is eligible to participate in Nortek’s 401(k) Savings Plan. The 401(k) plan is a tax-qualified retirement savings plan pursuant to which all of Nortek’s employees, including the named executive officers, are able to contribute the lesser of 16% of their annual salary or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. Historically, participants in the 401(k) plan were eligible for a discretionary matching contribution and a discretionary profit sharing employer contribution. Prior to 2009, Nortek matched 50% of the participants’ contributions up to 6% (for a maximum possible match of 3%). Beginning on January 1, 2009, Nortek suspended the discretionary match and there was no discretionary profit sharing employer contribution for 2008 or 2009 as a result of efforts to control costs while the Company weathered the downturn in the economy. This effort is on-going. For 2009, none of the named executive officers, or other Company employees, received an employer matching contribution or a profit sharing employer contribution.

Pension Plan

Messrs. Bready, Hall and Donnelly are eligible to receive benefits under Nortek’s qualified pension plan as a result of their respective tenures with the Company. Nortek’s qualified pension plan was frozen as of December 31, 1995, and no further increases in benefits may occur as a result of additional service or increases in compensation. The benefit payable to a participant at normal retirement equals the accrued benefit as of December 31, 1995 and will be payable as a joint and 50% survivor annuity in the case of a married employee and as a single-line annuity in the case of an unmarried employee. The annual pension benefits entitled to be paid to the named executive officers beginning at age 65 under this pension plan, as a 50% joint and survivor annuity, are as follows: Mr. Bready $160,922, Mr. Hall $52,163, and Mr. Donnelly $15,574. Messrs. Cooney and Fleming are not eligible to receive benefits under the qualified pension plan.

Supplemental Executive Retirement Plan

We maintain the Nortek, Inc. Supplemental Executive Retirement Plan B (the “SERP”) in which Mr. Fleming is the sole participant. The SERP provides plan participants with a benefit equal to the value of an annuity with monthly payments for 180 months. The SERP benefit, before offset, is equal to 1.667% of a participant’s Average Compensation for each year of service not in excess of 30. “Average Compensation” is the average of the participant’s base salary and half of the participant’s bonus during the three consecutive calendar years in which such participant’s earnings were greatest. A participant’s benefit under the SERP is reduced by benefits under the pension plan and social security benefits, as applicable. The SERP benefit is payable in installments upon a participant’s termination of employment and is actuarially reduced in the event a participant’s employment terminates before the participant reaches age 65.

Termination Compensation

In order to attract and retain executives, Nortek believes that certain severance arrangements for its named executive officers are appropriate and necessary. For Messrs. Bready, Hall and Donnelly, their termination compensation is determined pursuant to the terms and conditions of their employment agreements. Mr. Cooney’s and Mr. Fleming’s termination compensation is determined pursuant to the terms and conditions of the Company’s Second Amended and Restated Change in Control Severance Benefit Plan. Nortek believes that termination benefits and change of control payments are helpful to provide certainty to the named executive officers with respect to their positions with Nortek and to ensure that the named executive officers consider corporate transactions which are in the best interest of the stockholders of Nortek without concern over whether the transactions may jeopardize the executive’s employment. Also, these benefits help to ensure that Nortek will have the continued dedication and full attention of key employees.

For more information on termination compensation payments for the named executive officers, see the disclosure under “Potential Payments upon Termination of Employment or Change-in-Control” below.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for taxable compensation over $1 million paid to certain executives. Performance-based compensation is not subject to the deduction limit if certain requirements are met. At such time as the Company has publicly traded securities, it will take Section 162(m) of the Internal Revenue Code into account in making its executive compensation decisions, but reserves the right to pay amounts that are not deductible.

We account for equity compensation paid to our employees in accordance with ASC 718, “Compensation — Stock Compensation”, (“ASC 718”), which requires us to measure and recognize compensation expense in our financial statements for all share-based payments based upon an estimate of their fair value over the service period of the award. We record cash compensation as an expense at the time the obligation is accrued.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers during fiscal years 2009, 2008 and 2007.

							(6)
							Change
							in Pension
							Value and
							Non-
				Non-Equity			qualified
				Incentive			Deferred
			Discretion-	Plan	(2)	(3)	Compen-	(4)(5)
Name and			ary	Compen-	Stock	Option	sation	All Other	Total
Principal Position	Year	Salary	Bonus	sation(1)	Awards	Awards	Earnings	Compensation	Compensation

Richard L. Bready	2009	$3,500,000	$—	$500,000	$3,595,650	$1,484,122	$343,000	$300,988	$9,723,760
Chairman, President and	2008	3,500,000	—	—	—	—	163,000	376,336	4,039,336
Chief Executive Officer	2007	3,500,000	—	—	—	—	66,000	363,890	3,929,890
Almon C. Hall	2009	$500,000	$—	$300,000	$479,825	$198,050	$120,000	$46,747	$1,644,622
Vice President and	2008	500,000	150,000	—	—	—	22,000	58,677	730,677
Chief Financial Officer	2007	472,500	500,000	—	—	—	50,000	64,462	1,086,962
Kevin W. Donnelly	2009	$375,000	$—	$300,000	$479,825	$198,050	$26,000	$40,404	$1,419,279
Vice President, General	2008	375,000	150,000	—	—	—	3,000	43,419	571,419
Counsel and Secretary	2007	315,000	300,000	—	—	—	8,000	129,749	752,749
Edward J. Cooney	2009	$300,000	$—	$300,000	$479,825	$198,050	$—	$23,830	$1,301,705
Vice President and	2008	300,000	150,000	—	—	—	—	32,052	482,052
Treasurer	2007	283,500	250,000	—	—	—	—	40,471	573,971
Bruce E. Fleming	2009	$300,000	$15,000	$—	$84,675	$34,950	$124,000	$19,022	$577,647
Vice President	2008	300,000	50,000	—	—	—	76,000	35,358	461,358
Corporate Development	2007	288,750	275,000	—	—	—	85,000	33,393	682,143

(1)	Pursuant to the Emergence Bonus Plan, which was approved as part of the Plan of Reorganization, on the Effective Date cash bonuses were awarded to executive officers and certain key employees of Nortek for their efforts in completing the Reorganization.

(2)	For 2009, this amount represents the dollar amount of the fair value of the restricted stock awards granted during fiscal year 2009 determined in accordance with ASC 718 and based on a fair market value of a share of common stock equal to $11.29. There were no restricted stock grants made in fiscal year 2007 or 2008. For additional information, including information regarding the assumptions used for these calculations, see Note 2, “Reorganization Under Chapter 11”, and Note 9, “Stock-Based Compensation”, to the consolidated financial statements included elsewhere in this registration statement.

(3)	For 2009, this amount represents the dollar amount of the fair value of the stock options granted during fiscal year 2009 determined in accordance with ASC 718 and based on a fair market value of a stock option equal to $4.66. There were no stock option grants made in fiscal year 2007 or 2008. For additional information, including information regarding the assumptions used for these calculations, see Note 2, “Reorganization Under Chapter 11”, and Note 9, “Stock-Based Compensation”, to the consolidated financial statements included elsewhere in this registration statement.

(4)	For Mr. Bready, includes: $217,954 for 2009, $303,383 for 2008, and $274,485 for 2007 related to personal use of Nortek’s fractional ownership of aircrafts; $4,356 for each of 2009, 2008 and 2007 related to excess group term life insurance; $0 for 2009, $16,427 for 2008 and $23,240 for 2007 for personal use of automobiles provided by Nortek; $0 in 2009, $13,000 in 2008 and $14,000 in 2007 for tax preparation services; $68,868 in 2009, $22,354 in 2008 and $21,456 in 2007 for reimbursement by Nortek for health related costs paid by the executive; and $9,811 in 2009, $9,916 in 2008 and $8,353 in 2007 for country club dues and assessments for personal use.

For Mr. Hall, includes: $4,356 for each of 2009, 2008 and 2007 related to Company-paid premiums for excess group term life insurance; $23,228 for 2009, $23,331 for 2008 and $20,957 for 2007 for personal use of an automobile provided by Nortek; $2,500 for 2009, $4,000 for 2008 and $4,000 for 2007 for tax preparation services; $6,821 for 2009, $10,472 for 2008 and $8,778 for 2007 for reimbursement by Nortek for health related costs paid by the executive; and $9,842 for 2009, $9,618 for 2008 and $8,371 for 2007 for country club dues and assessments for personal use.

For Mr. Donnelly, includes: $1,518 for each of 2009, 2008 and 2007 related to Company-paid premiums for excess group term life insurance; $18,739 for 2009, $18,540 for 2008 and $17,685 for 2007 for personal use of an automobile provided by Nortek; $13,746 for 2009, $10,551 for 2008 and $27,393 for 2007 for reimbursement by Nortek for health related costs paid by the executive; and $6,400 for 2009, $5,910 for 2008 and $65,153 for 2007 for country club dues and assessments for personal use.

For Mr. Cooney, includes: $4,356 for 2009, $4,312 for 2008 and $2,668 for 2007 related to Company-paid premiums for excess group term life insurance; $16,974 for 2009, $18,340 for 2008 and $17,303 for 2007 for personal use of an automobile provided by Nortek; and $2,500 for each of 2009, 2008 and 2007 for tax preparation services.

For Mr. Fleming, includes: $2,838 for 2009, $2,819 for 2008 and $2,724 for 2007 related to Company-paid premiums for excess group term life insurance; and $16,184 for 2009, $14,389 for 2008 and $12,919 in 2007 for personal use of an automobile provided by Nortek.

(5)	For 2009, there were no matching contributions or profit sharing contributions by Nortek for Messrs. Bready, Hall, Donnelly, Cooney or Fleming under Nortek’s 401(k) Savings Plan, which is a defined contribution retirement plan.

For 2008, includes $6,900 in matching contributions by Nortek for Messrs. Bready, Hall, Donnelly, Cooney and Fleming under Nortek’s 401(k) Savings Plan. There was no profit sharing contribution by Nortek for 2008.

For 2007, includes $6,750 in matching contributions and $11,250 in profit sharing contributions by Nortek for Messrs. Bready, Hall, Donnelly, Cooney and Fleming under Nortek’s 401(k) Savings Plan.

(6)	For 2009, the gross change in the estimated lump sum value of Mr. Bready’s benefit of $343,000 is the net result of an increase of $54,000 due to passage of time and an increase of $289,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Hall’s benefit of $120,000 is the net result of an increase of $24,000 due to the passage of time and an increase of $96,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Donnelly’s benefit of $26,000 is the net result of an increase of $3,000 due to the passage of time and an increase of $23,000 due to a change in assumptions (mortality and discount rate). For 2009, the gross change in the estimated present value of Mr. Fleming’s benefit of $124,000 is the net result of $88,000 due to the passage of time (including $52,000 in benefits earned) and an increase of $36,000 due to a change in assumptions (mortality and discount rate).

For 2008, the gross change in the estimated lump sum value of Mr. Bready’s benefit of $163,000 is the net result of an increase of $142,000 due to the passage of time and an increase of $21,000 due to an increase in the IRS qualified plan benefit limit. The gross change in the estimated lump sum value of Mr. Hall’s benefit of $22,000 is due to the passage of time. The gross change in the estimated lump sum value of Mr. Donnelly’s benefit of $3,000 is due to the passage of time. For 2008, the gross change in the estimated present value of Mr. Fleming’s benefit of $76,000 is due to the passage of time (including $44,000 in benefits earned).

For 2007, the gross change in the estimated lump sum value of Mr. Bready’s benefit of $66,000 is the net result of an increase of $108,000 due to the passage of time and a decrease of $42,000 due to a change in assumptions (mortality, discount rate, and form of benefit payment resulting from a change in the prescribed IRS benefit limits). The gross change in the estimated lump sum value of Mr. Hall’s benefit of $50,000 is the net result of an increase of $30,000 due to the passage of time and an increase of $20,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Donnelly’s benefit of $8,000 is the net result of an increase of $5,000 due to the passage of time and an increase of $3,000 due to a change in assumptions (mortality and discount rate). For 2007, the gross change in the estimated present value of Mr. Fleming’s benefit of $85,000 is the net result of $104,000 due to the passage of time (including $79,000 in benefits earned) and a decrease of $19,000 due to a change in assumptions (mortality and discount rate).

Grants of Plan-Based Awards Table

GRANTS OF PLAN-BASED AWARDS

						All	All
						Other	Other		Grant
						Stock	Option	Exercise	Date
						Awards:	Awards:	or	Fair
			Estimated Future Payouts Under			Number	Number of	Base	Value of
			Equity Incentive Plan Awards			of Shares	Securities	Price of	Stock
	(1)		(2) (5)	(3) (5)	(4) (5)	of Stocks	Underlying	Option	and
	Type of	Grant	Threshold	Target	Maximum	or Units	Options	Awards	Option
Name	Award	Date	(#)	(#)	(#)	(#)	(#)(6)	($/Sh)	Awards(7)

Richard L. Bready	PRSA	12/17/09	106,160	212,320	318,481				$3,595,650
	ISO	12/17/09					28,571	$17.50	$133,141
	NSO	12/17/09					289,910	$17.50	$1,350,981
Almon C. Hall	PRSA	12/17/09	14,168	28,336	42,500				$479,825
	ISO	12/17/09					28,571	$17.50	$133,141
	NSO	12/17/09					13,929	$17.50	$64,909
Kevin W. Donnelly	PRSA	12/17/09	14,168	28,336	42,500				$479,825
	ISO	12/17/09					28,571	$17.50	$133,141
	NSO	12/17/09					13,929	$17.50	$64,909
Edward J. Cooney	PRSA	12/17/09	14,168	28,336	42,500				$479,825
	ISO	12/17/09					28,571	$17.50	$133,141
	NSO	12/17/09					13,929	$17.50	$64,909
Bruce E. Fleming	PRSA	12/17/09	2,500	5,000	7,500				$84,675
	ISO	12/17/09					7,500	$17.50	$34,950

(1)	Type of Award:

PRSA = Performance Restricted Stock Award

ISO = Incentive Stock Option

NSO = Nonqualified Stock Option

(2)	Represents the aggregate number of shares that would vest under the PRSA if the Company’s minimum Adjusted EBITDA thresholds for fiscal years 2010, 2011, 2012 and 2013 are met. See the PRSA vesting description below for more information on the vesting requirements for the PRSAs.

(3)	Represents the aggregate number of shares that would vest under the PRSA if the Company’s target Adjusted EBITDA thresholds for fiscal years 2010, 2011, 2012 and 2013 are met. See the PRSA vesting description below for more information on the vesting requirements for the PRSAs.

(4)	Represents the maximum aggregate number of shares that would vest under the PRSA if the Company’s Adjusted EBITDA for fiscal years 2010, 2011, 2012 and 2013 exceeds the maximum thresholds required for vesting for such years. See the PRSA vesting description below for more information on the vesting requirements for the PRSAs.

(5)	Shares of restricted stock vest at the rate of 25% per year, subject to satisfaction of 95% of Adjusted EBITDA performance criteria for fiscal years 2010, 2011, 2012 and 2013, with vesting dates as of the Measurement Date (defined in the Restricted Stock Agreement as the date that the Company determines whether the performance target has been satisfied). The computation of Adjusted EBITDA is to be performed by reference to the Company’s Adjusted Consolidated Cash Flow as defined in the Company’s indenture agreement for its 11% Senior Secured Notes due 2013. If the targeted Adjusted EBITDA is not achieved, 1/3 of the restricted stock that could vest with respect to a particular year vests if 85% of Adjusted EBITDA is achieved and 2/3 vests if 90% of Adjusted EBITDA is achieved. In addition, if Adjusted EBITDA in any particular year is lower than the performance target for that year, as set forth in the Restricted Stock Agreement, the awards which would have vested in that year may vest in part or in whole in the following year if certain Adjusted EBITDA performance criteria are exceeded in the following year. In that case, restricted stock awards would vest with respect to both the current year and with respect to the preceding year, depending upon the extent to which performance criteria for the current year were exceeded. All shares of restricted stock vest in full upon a Change of Control (as defined in the Restricted Stock Agreement), and are forfeited upon a termination of the named executive officer’s employment.

(6)	Stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date. The $17.50 exercise price was agreed to by the Chief Executive Officer of Nortek and the Ad Hoc Committee and approved by the Board of Directors and exceeded the fair market value of a share of common stock on the date of grant. All stock options vest in full upon a Change of Control (as defined in the Incentive Stock or Nonqualified Stock Option Agreement). Upon a termination of the named executive officer’s employment, non-vested stock options are forfeited, while vested options remain exercisable until the earlier of (i) three months from the executive officer’s termination date or (ii) the expiration date of the options.

(7)	See footnotes (2) and (3) to the Summary Compensation Table for the assumptions used to determine the grant date fair market value.

All outstanding equity awards were granted under the Nortek, Inc. 2009 Omnibus Incentive Plan, which is described in more detail in the “Incentive Plans” section below.

Outstanding Equity Awards at December 31, 2009 Table

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

							STOCK AWARDS
								Equity
								Incentive
							Equity	Plan
							Incentive	Awards:
							Plan	Market or
							Awards:	Payout
							Number of	Value of
			OPTION AWARDS				Unearned	Unearned
			Number of	Number of			Shares,	Shares,
			Securities	Securities			Units or	Units or
			Underlying	Underlying			Other	Other
			Unexercised	Unexercised	Option		Rights	Rights
	Type of		Options	Options	Exercise	Option	that have	that have
	Award	Grant	Exercisable	Unexercisable	Price	Expiration	Not Vested	Not Vested
Name	(1)	Date	(#)	(#)	($)	Date	(#)	($)(2)

Richard L. Bready	ISO	12/17/09	0	28,571	$17.50	12/17/19
	NSO	12/17/09	0	289,910	$17.50	12/17/19
	PRSA	12/17/09					318,481	$3,455,519
Almon C. Hall	ISO	12/17/09	0	28,571	$17.50	12/17/19
	NSO	12/17/09	0	13,929	$17.50	12/17/19
	PRSA	12/17/09					42,500	$461,125
Kevin W. Donnelly	ISO	12/17/09	0	28,571	$17.50	12/17/19
	NSO	12/17/09	0	13,929	$17.50	12/17/19
	PRSA	12/17/09					42,500	$461,125
Edward J. Cooney	ISO	12/17/09	0	28,571	$17.50	12/17/19
	NSO	12/17/09	0	13,929	$17.50	12/17/19
	PRSA	12/17/09					42,500	$461,125
Bruce E. Fleming	ISO	12/17/09	0	7,500	$17.50	12/17/19
	PRSA	12/17/09					7,500	$81,375

(1)	Type of Award:

PRSA = Performance Restricted Stock Award

ISO = Incentive Stock Option

NSO = Nonqualified Stock Option

(2)	Amounts have been determined by multiplying the maximum number of shares underlying the PRSA by $10.85, which was the fair market value of a share of Nortek common stock on December 31, 2009, as determined by the Company based, in part, on a third party valuation.

Option Exercises and Stock Vesting During the Year Ended December 31, 2009

None of the named executive officers exercised options or had restricted stock that they hold vest during 2009.

Pension Benefits for the Year Ended December 31, 2009

Nortek, Inc. Retirement Plan

Messrs. Bready, Hall and Donnelly participate in the Nortek, Inc. Retirement Plan (the “Nortek Retirement Plan”). Messrs. Cooney and Fleming do not participate in the Nortek Retirement Plan. The following table provides the required benefit information for Messrs. Bready, Hall and Donnelly under the Nortek Retirement Plan for the year ended December 31, 2009.

	Years of	Estimated	Payments
	Credited	Present Value of	During Last
Name	Service	Accrued Benefit	Fiscal Year

Richard L. Bready(1)	21	$2,113,000	$0
Almon C. Hall	19	629,000	0
Kevin W. Donnelly	8	114,000	0

(1)	Mr. Bready’s benefit reflects a payment date of January 1, 2010 (age 65 and 5 months).

Annual benefit accruals under the Nortek Retirement Plan ceased effective December 31, 1995. All plan participants, including those identified above, became 100% vested on that date. Retirement benefits were calculated using final average earnings and credited service according to the plan’s benefit formula as of the benefit freeze date.

The estimated present value of each participant’s accrued benefit was determined as of December 31, 2009 based on a discount rate of 5.75% and mortality according to the IRS 2009 Non-Annuitant Mortality Table (sex distinct). These assumptions are consistent with those used for fiscal 2009 financial statement reporting purposes and represent a change from the prior year. The Nortek Retirement Plan does not offer a lump sum payment option for any of the participants identified above.

Reduced early retirement benefits are available to plan participants who have attained age 55 with at least five (5) years of vesting service. Accrued benefits are reduced by 1/180th for the first sixty (60) months early retirement age precedes age 65 and 1/360th for each month thereafter in excess of sixty (60) months.

The normal form of payment for single participants is a life annuity. The normal form of payment for married payments is an actuarially reduced 50% joint & survivor annuity. Optional forms of payment include actuarially adjusted joint & survivor benefits (50%, 66 2/3%, 75%, and 100%) and a ten-year certain and continuous annuity.

The gross change in the present value of each participant’s estimated benefit is attributable to the passage of time as well as changes to both the discount rate and mortality assumption. The impact of each change is summarized below.

	Change Due to	Change Due to	Change Due to
Name	Passage of Time	Discount Rate	Mortality Table

Richard L. Bready	$54,000	$68,000	$221,000
Almon C. Hall	24,000	25,000	71,000
Kevin W. Donnelly	3,000	8,000	15,000

Nortek, Inc. Supplemental Executive Retirement Plan

We also maintain the Nortek, Inc. Supplemental Executive Retirement Plan B (the “SERP”) in which Mr. Fleming is the sole participant. Mr. Fleming is completely vested in his SERP benefit. The following table illustrates the required benefit information for Mr. Fleming under the SERP for the year ended December 31, 2009.

	Years of	Estimated	Payments
	Credited	Present Value of	During Last
Name	Service	Accrued Benefit	Fiscal Year

Bruce E. Fleming	18.30	$710,939	$0

The SERP provides plan participants with a benefit equal to the value of an annuity with monthly payments for 180 months. The SERP benefit, before the offset described below, is equal to 1.667% of a participant’s Average Compensation for each year of service not in excess of 30. “Average Compensation” is the average of the participant’s base salary and half of the participant’s bonus during the three consecutive calendar years in which such participant’s earnings were greatest. A participant’s benefit under the plan is reduced by other employer-provided retirement benefits and social security benefits.

In general, SERP benefits are payable in a series of 180 monthly installments beginning on the later of (a) the date on which the participant attains normal retirement age under the SERP (age 65) and (b) the date on which the participant actually retires. If a participant retires before age 65, accrued benefits are reduced in accordance with the factors outlined in the plan document. Specifically, benefits are reduced by 1/180 for each of the first 60 months the benefit commencement date precedes the normal retirement date and by 1/360 for each of the next 60 months the benefit commencement date precedes the normal retirement date.

A participant who retires prior to attaining age 65 may elect to have those SERP benefits earned and vested prior to January 1, 2005 commence any time on or after age 55 (but not after his or her normal retirement date). Benefits that are earned or vested on or after January 1, 2005 must commence within 90 days of a participant’s termination of employment (in the case of a participant who is eligible for early retirement).

Since Mr. Fleming has attained age 55, he is eligible for annual early retirement benefits in the amount of $65,733 based on a benefit commencement date of January 1, 2010. A pension benefit reduced for disability benefits is also payable under certain circumstances. Upon a Change of Control (as defined in the SERP), a participant will become fully vested in his or her SERP benefit. In the event of a termination of employment by the Company or by a participant for certain listed reasons within the twenty-four month period following a Change of Control, a participant’s benefits will commence upon termination and will not be subject to the early commencement reductions specified in the plan.

In the event of the participant’s death prior to the full payment of the SERP benefits, the participant’s spouse will receive a monthly benefit generally equal to 50% of the amount then-payable to the participant for the balance of 180 total payments.

None of the named executive officers participated in a nonqualified deferred compensation plan during the 2009 fiscal year.

Employment Agreements

Messrs. Bready, Hall and Donnelly each have employment agreements with Nortek. The material terms of these employment agreements are described below.

Amended Employment Agreement of Richard L. Bready

Mr. Bready’s employment agreement, which was effective August 27, 2004, was amended effective December 17, 2009. Mr. Bready’s agreement, which had an initial term commencing on August 27, 2004 and concluding on December 31, 2009, is renewable for successive one-year terms unless the Company provides Mr. Bready with written notice of its intent not to renew the agreement at least 90 days prior to the end of the initial term or any successive term. The amended employment agreement provides that during the employment term Mr. Bready will serve as Chairman, President and Chief Executive Officer of the Company.

The amended employment agreement provides that the basic annual salary for Mr. Bready during the employment term will be not less than $3,500,000, subject to increase at the Board of Directors’ discretion. Mr. Bready will not be entitled to any cash performance bonus awards for any period subsequent to the closing date of the THL Transaction, unless the board in its sole discretion determines otherwise. In addition, Mr. Bready is entitled to receive those benefits and participate in any employee benefit plans generally available to executive personnel. Mr. Bready also is entitled to reimbursement of certain club and association dues, two automobiles and reimbursement of associated costs and the use, or reimbursement of the cost, of private aircraft transportation for business travel and up to 50 hours per year of personal travel.

Under the amended employment agreement, if the employment of Mr. Bready is terminated for any reason other than for cause (as that term is defined in the amended employment agreement), the Company is obligated to provide Mr. Bready, or in the event of his death, his designated beneficiary or estate, 18 months’ salary, payable monthly. In the event his employment is terminated for any reason other than for cause or by reason of his death, for the 18-month period following his employment termination, he is entitled to receive continued coverage, at the Company’s expense, under the same or equivalent disability, accident and life insurance policies as he was covered immediately prior to his employment termination, an executive office and accompanying secretarial services in Providence, Rhode Island and continuation of certain perquisites, including the club and association dues, car allowance payments and use of private aircraft.

Under the amended employment agreement, upon his termination of employment, Mr. Bready will be prohibited from competing with the Company for one year following termination.

Under the amended employment agreement, following the termination of employment of Mr. Bready for any reason, the Company is required to provide, at no additional cost to Mr. Bready, up to $1,000,000 (not including any additional tax gross-up payment as described below) in lifetime medical coverage to Mr. Bready, his spouse and dependents. In lieu of lifetime medical coverage, Mr. Bready or his spouse may request a lump-sum payment in an amount to be established by the Board of Directors as reasonably sufficient to provide such coverage (but not in excess of $1,000,000). The Company is also required to make a “gross-up” payment to Mr. Bready to cover any and all state and federal income taxes that may be due as a result of the provision of such lifetime medical coverage or lump-sum payment.

If it is determined that any payment or benefit provided by the Company to Mr. Bready under his amended employment agreement or any other agreement or plan is subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, the Company is required to make an additional lump-sum “gross-up” payment to Mr. Bready sufficient, after giving effect to all federal, state and other taxes and charges with respect to that payment, to restore him to the same after-tax position that he would have been in if the excise tax had not been imposed.

Amended Employment Agreements of Almon C. Hall and Kevin W. Donnelly

The employment agreements of Messrs. Hall and Donnelly, which were effective August 27, 2004, were amended effective December 17, 2009. Each such amended employment agreement is on terms substantially similar to each other, except as otherwise noted below. Each such amended employment agreement became effective upon the consummation of the THL Transaction and remains effective until the termination of the executive’s employment. The amended employment agreements provide that Mr. Hall will serve as Vice President and Chief Financial Officer of the Company and that Mr. Donnelly will serve as Vice President, General Counsel and Secretary of the Company.

The amended employment agreement for Mr. Hall provides that the basic annual salary for Mr. Hall will be not less than $500,000. The amended employment agreement for Mr. Donnelly provides that the basic annual salary for Mr. Donnelly will be not less than $375,000. Messrs. Hall and Donnelly are also eligible for incentive compensation in each year of the employment period as recommended by the Chief Executive Officer of the Company and approved by the compensation committee or the full Board of Directors of the Company. In addition, Messrs. Hall and Donnelly are entitled to receive those benefits, and participate in any employee benefit plans generally available to executive personnel of the Company. Messrs. Hall and Donnelly are also entitled to reimbursement of the costs associated with one country club and one automobile for personal and business use. In the event Messrs. Hall’s or Donnelly’s employment is terminated for any reason, there is a change-in-control or upon the third anniversary of the Reorganization (whichever is first to occur), the Company is required to make a lump-sum payment of up to $1,000,000, each, in lieu of any lifetime medical coverage which would have been due under the respective employment agreement, with a “gross-up” for all applicable taxes. The payment prior to any tax gross-up will be at least $838,707 in the case of Mr. Hall and at least $863,432 in the case of Mr. Donnelly.

Under each amended employment agreement, if employment is terminated:

•	by the Company without “cause”, as defined in the amended employment agreement,

•	by the executive for “good reason”, as defined in the amended employment agreement, or

•	as a result of the executive’s death or disability (as defined in the amended employment agreement)

then the Company is obligated to provide the executive or, in the event of death, his designated beneficiary or estate, severance pay and other specified benefits and perquisites, including long-term disability insurance, for a period of two years from the date of termination.

Under each amended employment agreement, severance pay for the executive is equal to his annual salary as of the date of termination plus the highest amount of bonus, or incentive compensation, exclusive of the Nortek 1999 equity performance plan, paid or payable in cash to the executive in any one of the three calendar years immediately prior to the completion of the THL Transaction or, if higher, the three calendar years immediately prior to such termination.

Under each amended employment agreement, if (i) the employment of the executive is terminated by the Company without cause, by the executive for good reason or as a result of disability, the executive will be prohibited from competing with the Company for two years from the date of termination and (ii) the employment of the executive is terminated by the Company with cause or by the executive as a result of resignation without good reason, the executive will be prohibited from competing with the Company for one year.

Second Amended and Restated Change in Control Severance Benefit Plan

Nortek has a retention plan for certain of its key employees that provides that, in consideration of each covered individual agreeing not to voluntarily terminate his employment, if there is an attempted change of control of the Company, as that term is defined in the plan, and, if, within the 24 month period following the change of control, the employment of the individual is terminated by Nortek for any reason or by the individual by reason of a material adverse change in the terms of employment as provided in the plan, the individual will be entitled at the time of termination to severance pay for a period of 24 months following termination at an annual rate equal to the individual’s base annual salary plus the highest amount of bonus or incentive compensation paid or payable to the individual for any one of the three calendar years preceding the termination or the change of control, and to continued medical, life insurance and other benefits for the 24 month period. If payments under the plan are subject to the excise tax under Sections 4999 and 280G of the Internal Revenue Code, payments will be reduced so that no amounts are subject to excise tax. The plan is a “double trigger” plan because both (i) a change of control and (ii) an employment termination within 24 months of the change of control are required in order to receive severance under the plan. The Reorganization constituted a change of control under the plan. Thus, the first trigger has been met. Messrs. Cooney and Fleming are currently the only named executive officers among the participants under the plan.

Potential Payments upon Termination of Employment or Change-in-Control

Our named executive officers are entitled to certain benefits in the event their employment is terminated with or without cause, for good reason or due to disability or death, or upon a change of control of the Company. The following table assumes that a change in control and a termination of the named executive officer’s employment occurred on December 31, 2009. The following table describes the potential payments and benefits to each of our named executive officers following a termination of employment for cause or a termination without cause, for good reason or due to disability or death, as well as upon a change of control, in each case, which occurs on December 31, 2009. The fair market value of a share of our common stock on December 31, 2009 was $10.85, as determined by the Company, based in part on a third party valuation. Actual amounts payable to each executive listed below upon termination of employment can only be determined definitively at the time of each executive’s actual departure. In addition to the amounts shown in the table below, each executive would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred. For information relating to compensation earned by each of our named executive officers, see the “Summary Compensation Table” above. The named executive officers other than Mr. Cooney would also be entitled to benefits under our pension plan or SERP, as applicable, pursuant to the terms of these plans. See the section “Pension Benefits for the Year Ended December 31, 2009” above and see footnote 14 to the table below.

				Termination
				Without
				Cause,
				for Good
				Reason or
		Termination		Due to
		for		Disability or		Change of
Name	Benefits	Cause		Death		Control

Richard L. Bready	Base Salary	$—		$5,250,000	(1)	$—
	Bonus	$—		$—		$—
	Healthcare benefits	$1,772,735	(2)	$1,772,735	(2)	$—
	Insurance Benefits and Other Perquisites	$—		$605,516	(3)	$—
	Market Value of Awards Vesting	$—		$—		$3,455,519	(4)
	Gross-Up	$—		$—		$—
	Total	$1,772,735		$7,628,251	(5)	$3,455,519	(6)
Almon C. Hall	Base Salary	$—		$1,000,000	(1)	$—
	Bonus	$—		$1,450,000	(7)	$—
	Healthcare benefits	$1,772,735	(8)	$1,772,735	(8)	$1,772,735	(8)
	Insurance Benefits and Other Perquisites	$—		$5,376	(9)	$—
	Market Value of Awards Vesting	$—		$—		$461,125	(4)
	Gross-Up	$—		$—		$—
	Total	$1,772,735		$4,228,111		$2,233,860	(6)
Kevin W. Donnelly	Base Salary	$—		$750,000	(1)	$—
	Bonus	$—		$900,000	(7)	$—
	Healthcare benefits	$1,772,735	(8)	$1,772,735	(8)	$1,772,735	(8)
	Insurance Benefits and Other Perquisites	$—		$5,376	(9)	$—
	Market Value of Awards Vesting	$—		$—		$461,125	(4)
	Gross-Up	$—		$—		$—
	Total	$1,772,735		$3,428,111		$2,233,860	(6)
Edward J. Cooney	Base Salary	$600,000	(10)	$600,000	(10)	$—
	Bonus	$600,000	(11)	$600,000	(11)	$—
	Healthcare benefits	$22,792	(12)	$22,792	(12)	$—
	Insurance Benefits and Other Perquisites	$5,376	(13)	$5,376	(13)	$—
	Market Value of Awards Vesting	$—		$—		$461,125	(4)
	Total	$1,228,168		$1,228,168		$461,125
Bruce E. Fleming	Base Salary	$600,000	(10)	$600,000	(10)	$—
	Bonus	$550,000	(11)	$550,000	(11)	$—
	Healthcare benefits	$22,792	(12)	$22,792	(12)	$—
	Insurance Benefits and Other Perquisites	$5,376	(13)	$5,376	(13)	$—
	Market Value of Awards Vesting	$—		$—		$81,375	(4)
	SERP Benefit	$—		$235,327	(14)	—
	Total	$1,178,168		$1,413,495		$81,375

(1)	Represents the executive officer’s base salary payable over 24 months, or in the case of Mr. Bready, 18 months.

(2)	Represents the annual cost of Mr. Bready’s continued medical coverage or, at Mr. Bready’s option, a lump sum cash payment of up to $1,000,000, in lieu of lifetime medical coverage, along with a tax gross-up on such amount. The above amount reflects the estimated cost to the Company of a $1,000,000 payment and the tax gross-up on that payment.

(3)	Represents costs of continued coverage under disability, accident and life insurance plans; cost of office space and administrative support similar to what is currently provided by the Company; personal use of an aircraft and automobiles and other specified benefits and perquisites, in each case for 18 months following termination. Mr. Bready’s estate will not be entitled to such benefits in the event of termination due to death.

(4)	Represents the fair market value of performance-based restricted shares that vest on a change in control, determined using a per-share price of $10.85, the fair market value of a share of our common stock on December 31, 2009. In addition, stock options held by our named executive officers vest on a change in control. Given that the exercise price of outstanding options is $17.50, the “spread” associated with such options (e.g., the fair market value of a share of common stock minus the exercise price of the options) was less than zero and, as a result, no amounts attributable to this accelerated vesting have been included in the table.

(5)	Because Mr. Bready’s estate is not entitled to receive certain benefits and perquisites in the event of termination due to death, the total amount of payments and benefits due to Mr. Bready’s estate in the event of termination due to death, assuming such termination occurred on December 31, 2009, is $7,022,735.

(6)	Based on the following assumptions, the payments and benefits payable to the named executive officers upon a termination of employment in connection with a change in control would not be subject to the excise tax under Sections 280G and 4999 of the Internal Revenue Code: (i) base amount calculations were based on each named executive officers’ average W-2 compensation for the period from 2004-2008, (ii) a statutory federal income tax rate of 35%, a Rhode Island income tax rate of 9.9%, and a Medicare tax rate of 1.45%, (iii) the full value of performance-based restricted stock awards (rather than simply the value of their acceleration on a change in control) was assumed, and (iv) stock options that became vested upon a change in control had no value ascribed to them.

(7)	Represents two annual payments equal to the highest amount of bonus or incentive compensation paid to the executive officer with respect to any of the three (3) calendar years prior to the date of termination or, if higher, the three (3) calendar years prior to the THL Transaction.

(8)	Represents the greater of (a) $838,707, in the case of Mr. Hall, or $863,432, in the case of Mr. Donnelly, and (b) the present value of the Company’s remaining obligation to provide for lifetime continued medical and dental benefits up to $1,000,000, in either case along with a tax gross-up on such amount. Such amount is payable to Mr. Hall and Mr. Donnelly upon any termination of employment, however caused, or upon a change of control of the Company, whether or not the officer is terminated following such change of control. The above amount reflects the estimated cost to the Company of a $1,000,000 payment and the tax gross-up on that payment.

(9)	Represents costs of continued coverage under disability, accident and life insurance plans, in each case for two years following termination.

(10)	Represents the executive officer’s base salary payable over 24 months under the Second Amended and Restated Change in Control Severance Benefit Plan (the “Change in Control Plan”). As noted above under “Second Amended and Restated Change in Control Severance Plan”, the Change of Control Plan is a “double trigger” plan because both (i) a change of control and (ii) an employment termination within 24 months of the change of control are required in order to receive severance under the Change of Control Plan. The Reorganization constituted a change of control under the Change of Control Plan. Thus, the first trigger has been met.

(11)	Represents two annual incentive bonuses of $300,000 each (in the case of Mr. Cooney) or $275,000 each (in the case of Mr. Fleming) under the Change in Control Plan.

(12)	Represents payment of continued health coverage for 24 months under the Change in Control Plan.

(13)	Represents costs of continued coverage under the same disability, accident and life insurance plans for 24 months under the Change in Control Plan.

(14)	Represents the difference between the amounts payable to Mr. Fleming upon a “Qualifying Termination” (as such term is defined in the Nortek, Inc. Supplemental Executive Retirement Plan B (the “SERP”) during the twenty-four month period following a Change of Control (as defined in the SERP) as compared to the amount payable upon an early retirement, which is the amount Mr. Fleming would receive pursuant to the SERP if his employment terminated under circumstances other than a Qualifying Termination following a Change of Control. Mr. Fleming is the sole participant in the SERP. See “Nortek, Inc. Supplemental Executive Retirement Plan” above for additional information regarding the SERP and Mr. Fleming’s benefits under this plan.

Incentive Plans

Nortek, Inc. 2009 Omnibus Incentive Plan

In connection with our emergence from bankruptcy, on December 17, 2009 the Board of Directors adopted the Nortek, Inc. 2009 Omnibus Incentive Plan (the “Plan”). The following is a summary of the material terms of the Plan.

Eligibility.  Employees, directors and other individuals providing services to the Company (and its subsidiaries and affiliates) are eligible to receive awards under the Plan. The Compensation Committee of the Board of Directors (the “Committee”) selects from among the eligible individuals those employees, directors and service providers who will receive awards under the Plan.

Shares Available for Issuance under the Plan.  Subject to the adjustment provisions contained in the Plan, the maximum number of shares of common stock that are available for issuance under the Plan is 2,153,110 shares. The maximum number of shares under the Plan available for incentive stock option grants is 1,076,555. Subject to the adjustment provisions contained in the Plan, the maximum number of shares for which incentive stock options, non-qualified stock options and stock appreciation rights may be granted to any individual in any calendar year is 627,990 shares, the maximum number of shares with respect to any other stock-based awards that may be granted to any individual in any calendar year is 627,990 and the maximum value of cash payable with respect to awards denominated in cash or property that may be granted to any individual in a calendar year is $5,000,000. In the event that any award expires, is forfeited or otherwise terminated without the issuance of shares of common stock, the shares subject to the award (to the extent of such cancellation or forfeiture) will again be available for awards under the Plan. Awards assumed in connection with mergers and other corporate events will not count against the number of shares available for grant under the Plan.

In connection with our emergence from bankruptcy, restricted stock and stock option awards with respect to up to 1,435,407 shares could have been granted to eligible individuals (with no more than 50% of the available shares to be granted pursuant to restricted stock awards). Of the 1,435,407 shares eligible for grant on the Effective Date of the Reorganization, 1,421,462 shares of restricted stock and options were granted and since the Effective Date, an additional 2,000 shares of restricted stock and options relating to 72,000 shares have been granted under the Plan, following which 657,648 shares are still available for grant.

Administration.  The Committee (or the Board of Directors or any other committee designated by the Board of Directors) administers the Plan. The Committee has the authority to determine the individuals to whom awards will be granted under the Plan, the terms and conditions of awards and award agreements evidencing awards, and the types of awards to be granted.

Types of Awards.  Incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, other stock-based awards and performance-based compensation awards may be granted under the Plan.

Stock Options.  Both incentive stock options and non-qualified stock options may be granted under the Plan. The exercise price of a stock option granted under the Plan will not be less than 100% of the fair market value of the common stock at the time of grant, as determined by the Committee. In no event will the term of an option be greater than ten years.

Stock Appreciation Rights.  A stock appreciation right entitles the holder upon exercise to receive common stock equal in value to the excess of the fair market value of the shares of stock subject to the right over the fair market value of such shares on the date of grant.

Restricted Stock, Stock Units and Other Stock-Based Awards.  The Plan provides for awards of shares of restricted common stock, restricted stock units and other stock-based awards, including dividend equivalents and awards that are valued by reference to the fair market value of shares of Company common stock. The Committee may condition the grant of awards upon a participant’s achievement of one or more performance goals. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited to the Company unless specified conditions are met. Generally, awards of stock units are promises to deliver shares of stock in the future, subject to any conditions specified in the Plan and the award.

Adjustment.  In the event of any corporate event or transaction involving the Company or one of our affiliates, including a merger, consolidation, reorganization, recapitalization, stock split or other similar corporate event or transaction, the Committee is authorized to make equitable adjustments, including, without limitation, adjustments to the number and kind of shares of stock or other property that may be issued under the Plan or under awards granted under the Plan, the number and kind of shares or other property subject to outstanding awards, the exercise price of options and the purchase price of other awards and the annual award limits.

In the event of a change of control (as defined in the Plan), the Committee may make adjustments to the terms and conditions of outstanding awards, including any of the following, either alone or in combination:

•	the continuation or assumption of outstanding awards under the Plan by the Company (if it is the surviving company) or by the surviving company or its parent;

•	the substitution by the surviving company or its parent of awards with equivalent value to the outstanding awards;

•	the accelerated exercisability, vesting and/or lapse of restrictions under outstanding awards immediately prior to the occurrence of such event;

•	upon written notice, that any outstanding awards must be exercised, to the extent then exercisable, during a reasonable period of time immediately prior to the scheduled consummation of the event, or such other period as determined by the Company, and at the end of such period, that such awards shall terminate to the extent not exercised; and

•	the cancellation of all or any portion of the outstanding awards for fair market value (as determined in the Company’s discretion).

Termination of Service.  The Committee will determine the effect of a termination of employment or service on awards granted under the Plan. Unless otherwise determined by the Committee, if a Plan participant’s service terminates prior to the end of the performance or vesting period applicable to the award or any relevant performance goals are not achieved, then the portion of the award that is not vested or earned will be forfeited.

Amendment/Termination.  Unless earlier terminated, the Plan will terminate on December 17, 2019. The Committee may amend or terminate the Plan, provided that no such action may adversely affect a participant’s right under an award without his or her consent. Amendments to the Plan will be conditioned on stockholder approval, to the extent such approval is required by law.

Federal Tax Effects.  The following discussion summarizes certain material federal income tax consequences associated with the grant and exercise of stock options under the Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Plan, nor does it cover state, local or non-U.S. taxes.

Incentive Stock Options (ISO).  In general, an optionee realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and a deduction to the Company) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which the Company is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which the Company is not entitled to a deduction.

Non-qualified (Non-ISO) Options.  In general, in the case of a non-qualified option, the optionee has no taxable income at the time of grant but realizes income in connection with the exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. The Company is entitled to a corresponding deduction. Upon a subsequent sale or exchange of the shares, any gain or loss recognized in the sale or exchange is treated as a capital gain or loss (long-term or short-term depending on the applicable holding period) for which the Company is not entitled to a deduction.

In general, an ISO that is exercised more than three months after termination of employment (other than termination by reason of death) is treated as a non-qualified option. ISOs are also treated as non-qualified stock options to the extent they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

Under the so-called “golden parachute” provisions of the Code, the vesting or accelerated exercisability of awards in connection with a change in control of the Company may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, certain amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of awards under the Amended Plan, may be subject to an additional 20% federal tax and may not be deductible to the Company.

Awards Granted under the Plan following the Reorganization.  On December 17, 2009, in connection with its emergence from bankruptcy, the Company granted awards relating to 1,421,462 shares of common stock to certain of its key employees, of which 710,731 were in the form of restricted stock awards, 374,034 were in the form of incentive stock options and 336,697 were in the form of non-qualified stock options. 25% of the restricted stock awards granted on that date (the “Emergence Restricted Stock Awards”) vest per year following the end of each of the Company’s 2010, 2011, 2012 and 2013 fiscal years if 95% of the Company’s Adjusted EBITDA Target is met for the year in question, with 16.67% of the total Emergence Restricted Stock Awards granted vesting in a particular year if 90% of the Company’s Adjusted EBITDA Target is met for that year and 8.33% of the total Emergence Restricted Stock Awards granted vesting if 85% of the Company’s Adjusted EBITDA Target is met for that year. In addition, if all of the restricted stock that could vest in that year does not vest, an additional portion of that restricted stock may vest if the Company’s Adjusted EBITDA Target for the following year exceeds 90% of the Company’s Adjusted EBITDA Target for that following year.

Emergence Restricted Stock Awards that do not vest in a given fiscal year (or the following year, if applicable) are forfeited. If the grantee terminates his or her employment prior to the vesting of shares of restricted stock, those shares are forfeited. In the event of a Change of Control (as defined in the Plan), Emergence Restricted Stock Awards that have not previously been forfeited will vest immediately.

Incentive stock options and non-qualified stock options granted on December 17, 2009 (“Emergence Options”) vest in equal installments on each of the first five anniversaries of their grant date. Unvested Emergence Options are forfeited upon the termination of the grantee’s employment with the Company and its affiliates, and Emergence Options that have not vested prior to a Change of Control fully vest upon a Change of Control.

Since the Effective Date, an additional 2,000 shares of restricted stock and options relating to 72,000 shares have been granted under the Plan.

Nortek, Inc. Emergence Bonus Plan

In connection with the Reorganization, the Company established the Nortek, Inc. Emergence Bonus Plan (the “Emergence Bonus Plan”). The Emergence Bonus Plan provided for the one-time payment of bonuses (up to an aggregate amount of $2.0 million) to certain of the Company’s officers and key employees upon the Company’s emergence from bankruptcy on December 17, 2009, including the Company’s Chief Executive Officer, Chief Financial Officer, Vice President and General Counsel, Vice President and Treasurer, and other officers and key employees designated by the Chief Executive Officer. These payments were made in consideration of the employees’ services relating to the Reorganization. No further payments will be made under the Emergence Bonus Plan. See “Elements of Compensation — Discretionary Cash Bonuses” above for more information on the bonuses awarded under the Emergence Bonus Plan.

Director Compensation

For their services as directors during 2009, Nortek’s directors who were not officers, employees or consultants of Nortek or its subsidiaries received directors’ fees from Nortek. The following fees were paid to such directors: a $50,000 annual retainer, payable quarterly in advance, a $1,500 per meeting fee ($1,000 if a director participates by telephone) and a $1,000 per committee meeting fee ($750 if a director participates by telephone). The following table provides a summary of compensation paid for the year ended December 31, 2009 to Nortek’s Board of Directors. The table shows amounts earned by such persons for services rendered to Nortek in all capacities in which they served:

Change in
				Non-	Pension
				Equity	Value and
				Incentive	Nonqualified
	Fees Earned	Stock	Option	Plan	Deferred	All Other
	or Paid in	Awards	Awards	Compensation	Compensation	Compensation
Name	Cash ($)	($)	($)	($)	Earnings ($)	($)	Total ($)

Jeffrey C. Bloomberg	$71,500	—	—	—	—	$—	$71,500
Joseph M. Cianciolo	72,000	—	—	—	—	—	72,000
James B. Hirshorn(1)	—	—	—	—	—	—	—
Thomas Keenan(1)	—	—	—	—	—	—	—
Bennett Rosenthal(1)	—	—	—	—	—	—	—
Jeffrey Schwartz(1)	—	—	—	—	—	—	—
J. David Smith(1)	—	—	—	—	—	—	—
David B. Hiley(2)	71,500	—	—	—	—	—	71,500

(1)	Messrs. Hirshorn, Keenan, Rosenthal and Schwartz became directors on December 17, 2009, the Effective Date of the Reorganization. Mr. Smith became a director on February 18, 2010.

(2)	Mr. Hiley was a director until December 17, 2009, the Effective Date of the Reorganization.

On April 8, 2010, pursuant to the Plan, our Board of Directors issued options to purchase 10,000 shares of common stock at an exercise price of $17.50 per share to each of Messrs. Bloomberg, Cianciolo, Hirshorn, Keenan, Rosenthal, Schwartz and Smith. These stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date. Unvested stock options are forfeited upon the termination of the grantee’s directorship with the Company and its affiliates, and stock options that have not vested prior to a Change of Control (as defined in the Plan) fully vest upon a Change of Control.

The stock options granted to each of Messrs. Rosenthal and Schwartz are held for the benefit of Ares Management LLC and certain funds managed by or affiliated with Ares Management LLC (collectively, the “Ares Entities”). Pursuant to policies of the Ares Entities, each of Messrs. Rosenthal and Schwartz holds such stock options as nominee for the sole benefit of the Ares Entities and has assigned all economic, pecuniary and voting rights in respect of such stock options to the Ares Entities. Each of Messrs. Rosenthal and Schwartz expressly disclaims beneficial ownership of such stock options, except to the extent of any indirect pecuniary interest therein.

In April 2010, we finalized a new director compensation policy. Under this new policy, our non-employee directors will be compensated as follows:

Our non-employee directors will be paid for their service on our board as follows:

•	annual retainer fee of $50,000;

•	additional annual retainer fee of $10,000 for the chair of the Audit Committee and an annual retainer fee of $5,000 for the other members of the Audit Committee;

•	fee for board meetings of $1,500 per meeting; and

•	fee for committee meetings of $1,500 if they are held on a day when there is not a board meeting.

Each annual retainer fee is payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of the quarter that the director was not serving on our board. Each non-employee director will also be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committee on which he or she serves.

Mr. Bready does not receive additional compensation as a director of the Company.

Compensation Committee Interlocks and Insider Participation

Prior to the Effective Date, Mr. Bready and Anthony J. DiNovi were members of Nortek’s Compensation Committee. Mr. Bready is also Chairman, President and Chief Executive Officer of the Company. Following the Effective Date, Messrs. Bloomberg, Rosenthal and Smith were members of Nortek’s Compensation Committee. During the 2009 fiscal year, there were no compensation committee interlocks between the Company and any other entity involving the Company’s or such entity’s executive officers or board members. For a description of transactions between us and entities affiliated with members of our Compensation Committee, please see “Certain Relationships and Related Transactions, and Director Independence”, Item 7 of this registration statement.

Risk Assessment of Compensation Policies and Practices

In 2009, the Compensation Committee reviewed the Company’s compensation policies and practices for all employees, including executive officers, and determined that our compensation programs do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the Company.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Transactions with Related Parties

Related Person Transactions on or after the Effective Date

Reorganization

On December 17, 2009 (the “Effective Date”), the Company emerged from bankruptcy as a reorganized company pursuant to the terms of the prepackaged plans of reorganization (the “Prepackaged Plans”) of NTK Holdings and Nortek (the “Reorganization”). Pursuant to the terms of the Prepackaged Plans, the Company entered into certain transactions with our directors, executive officers and holders of 5% or more of our common stock, as described below.

James Hirshorn, Bennett Rosenthal and Jeffrey Schwartz, who became members of our board of directors on the Effective Date, are an Operating Advisor, a Senior Partner, and a Principal, respectively, of Ares Management LLC (“Ares”), affiliates of which held certain of Nortek’s 10% Senior Secured Notes due 2013 (the “10% Notes”), Nortek’s 8 1/2% Senior Subordinated Notes due 2013 (the “8 1/2% Notes”) and NTK Holdings’ 10 3/4% Senior Discount Notes due 2014 (the “NTK 10 3/4% Notes”) and were therefore entitled to receive, pursuant to the Prepackaged Plans, 4,674,808 shares of our common stock and warrants to purchase 55,562 shares of our common stock.

Funds affiliated with FMR, LLC (“FMR”) are the beneficial owners of more than five percent of Nortek’s common stock as a result of receiving such shares of our common stock under the Prepackaged Plans based upon their pro rata ownership of the 10% Notes, 8 1/2% Notes and NTK 10 3/4% Notes.

Goldman Sachs Asset Management, L.P. (“GSAM”) is the beneficial owner of more than five percent of Nortek’s common stock as a result of receiving such shares of our common stock under the Prepackaged Plans based upon their pro rata ownership of the 10% Notes, 8 1/2% Notes, NTK 10 3/4% Notes and certain senior unsecured loans issued by NTK Holdings.

Entities affiliated with Capital Research and Management Company (“Capital Research”) are the beneficial owner of more than five percent of Nortek’s common stock as a result of receiving such shares of our common stock under the Prepackaged Plans based upon their pro rata ownership of the 10% Notes and 8 1/2% Notes.

In addition, in connection with the Reorganization, certain administrative expense claims, including the reasonable fees and expenses incurred by professional advisors to the Ad Hoc Committee were paid in full in cash by Nortek in connection with the Prepackaged Plans. Nortek paid the fees and expenses of the advisors to the Ad Hoc Committee, of which Ares, FMR, GSAM and Capital Research were members, in an aggregate amount of approximately $3.4 million in connection with the Reorganization.

Other transactions and employment arrangements between us and our directors and executive officers are described under “Executive Compensation”, Item 6, of this registration statement. For further discussion of the Reorganization, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Chapter 11 Bankruptcy Proceedings”, Item 2 of this registration statement.

Registration Rights Agreement

On the Effective Date, in accordance with the Prepackaged Plans, we entered into a registration rights agreement (the “Registration Rights Agreement”) with funds affiliated with Ares that hold approximately 30% of our outstanding shares of common stock (the “Holders”). The following description of the Registration Rights Agreement is a summary of, and is qualified in its entirety by, the Registration Rights Agreement, which is filed as Exhibit 4.2 to this registration statement and incorporated herein by reference.

Demand Registration.  The Registration Rights Agreement provides that the Holders or certain transferees of the Holders may require us to register all or a part of their shares through a registration statement under the Securities Act, subject to certain limitations contained in the Registration Rights Agreement. Upon a request for demand registration, we are required to prepare and file such registration statement promptly, and in any event within 15 days if filing on Form S-3 under the Securities Act or 45 days if filing on Form S-1, and use commercially reasonable efforts to cause it to be declared effective as promptly as reasonably practicable. The Holders, including their transferees, may make no more than two requests for registration on Form S-1 or other similar long forms.

Shelf Registration.  The Registration Rights Agreement provides that, at any time following our becoming eligible to register securities on Form S-3 or an automatic shelf registration statement on Form S-3 under the Securities Act, the Holders or certain transferees of the Holders may require us to register all or a part of their shares through a shelf registration statement, subject to certain limitations contained in the Registration Rights Agreement. Upon a request for shelf registration, we are required to prepare and file such registration statement promptly, and in any event within 15 days of filing on Form S-3 under the Securities Act, and use commercially reasonable efforts to cause it to be declared effective as promptly as reasonably practicable. The Holders may make unlimited requests for shelf registration on Form S-3 or other similar short forms.

Piggyback Rights.  If we propose to offer any of our equity securities in a registered underwritten offering, we are required to offer the Holders or certain transferees of the Holders the opportunity to register qualifying shares in such registration statement. These piggyback rights are subject to various conditions and limitations, including the requirement that stockholders participating in such piggyback offerings agree to sell such shares pursuant to the terms of the underwriting agreements.

Related Person Transactions Prior to the Effective Date

Additionally, prior to the Effective Date, the Company entered into certain transactions with affiliated parties, some of which were entered into in connection with the 2004 acquisition of the Company (the “THL Transaction”) by an affiliate of Thomas H. Lee Partners, L.P. (“THL”). The Limited Liability Company Agreement of Investors LLC, Securityholders Agreement and Management Agreement, each of which is described below, were terminated as of the Effective Date in connection with the Joint Plan of Reorganization.

Limited Liability Company Agreement of THL — Nortek Investors, LLC

Upon the consummation of the THL Transaction, the holders of units in THL — Nortek Investors, LLC (“Investors LLC”), an entity which indirectly held all of the equity of the Company, entered into a limited liability company agreement. In February 2005 the limited liability company agreement was amended to reflect the formation of NTK Holdings. The limited liability company agreement of Investors LLC authorized Investors LLC to issue four classes of limited liability company interests designated as Class A units, Class B units, Class C units and Class D units.

A management committee elected by holders of the Class B units of Investors LLC had the exclusive authority to manage and control the business and affairs of Investors LLC. The management committee’s size and composition were determined in accordance with the provisions of a Securityholders Agreement, which is described below.

Funds affiliated with THL held most of the units of Investors LLC. In addition, Class C units of Investors LLC were issued to officers, directors, employees and consultants of Nortek Holdings and its subsidiaries as determined by the management committee of Investors LLC.

In connection with the Reorganization, the limited liability company agreement of Investors LLC was terminated as of the Effective Date.

Securityholders Agreement

Upon the consummation of the THL Transaction, Investors LLC and the holders of certain units of Investors LLC entered into a securityholders agreement. In February 2005 NTK Holdings became a party to the securityholders agreement.

Under the securityholders agreement, the management committee of Investors LLC consisted of not less than five and not more than eleven managers, as from time to time determined by Thomas H. Lee Equity Fund V, L.P. and its affiliates. The management committee initially consisted of six managers. Under the terms of the securityholders agreement, for so long as Richard L. Bready was the holder of 5% or more of certain units of Investors LLC or the fully diluted equity of any successor entity, Mr. Bready was entitled to designate two managers to serve on the management committee. This securityholders agreement also governed the election of directors to the boards of directors of NTK Holdings, Nortek Holdings and Nortek and required that such boards be identical to the management committee of Investors LLC.

In connection with the Reorganization, the securityholders agreement was terminated as of the Effective Date.

Transaction Fee; Management Agreement with Affiliate of THL

Upon the closing of the THL Transaction, Nortek Holdings and Nortek entered into a management agreement with THL Managers V, LLC, an affiliate of THL, pursuant to which THL Managers V, LLC provided certain financial and strategic advisory and consultancy services. In February 2005, the management agreement was amended to reflect the formation of NTK Holdings. The agreement provided for the payment by Nortek to THL Managers V, LLC or a designee thereof an annual management fee equal to the greater of:

•	$2 million per annum, or

•	an amount equal to 0.75% of Nortek’s consolidated EBITDA, before deduction for such fee,

as well as the costs and expenses incurred by THL Managers V, LLC and its affiliates in connection with the provision of future services under the management agreement. Nortek expensed approximately $1.0 million, $2.0 million and $1.8 million for the years ended December 31, 2009, 2008 and 2007, respectively, related to this management agreement in the consolidated statement of operations included elsewhere herein.

Under the management agreement, Nortek also agreed to indemnify THL Managers V, LLC and its affiliates from and against all losses, claims, damages and liabilities arising out of or related to the performance by THL Managers V, LLC of the services pursuant to the management agreement.

The management agreement became effective upon the closing of the THL Transaction. In connection with the Reorganization, the management agreement was terminated as of the Effective Date.

Equity Cure and Senior Unsecured Loans

In 2008, certain of our named executive officers, including Messrs. Bready, Hall, Donnelly, Cooney and Fleming, made an investment in Investors LLC through limited partnerships in connection with an equity cure in the aggregate amount of $829,928 (the “Equity Cure”). Messrs. Bready, Hall, Donnelly, Cooney and Fleming realized no return of value on the additional Equity Cure investment.

Further, during the fourth quarter of 2008, Messrs. Bready, Hall, Donnelly and Cooney invested with THL in the purchase of certain senior unsecured loans with accreted value of approximately $83.0 million issued by NTK Holdings. Mr. Bready invested cash of $4,901,344 and Messrs. Hall, Donnelly and Cooney each invested cash of $100,000. As a result of the Reorganization, Mr. Bready received 6,225 shares of common stock and warrants exercisable for the purchase of 16,382 shares of common stock, and Messrs. Hall, Donnelly and Cooney each received 127 shares of common stock and warrants exercisable for the purchase of 334 shares of common stock, in each case based upon their indirect pro rata ownership of such senior unsecured loans issued by NTK Holdings.

Policies and Procedures for Review of Related-Person Transactions

Our board of directors has adopted written policies and procedures for the review, approval or ratification of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees, 5% stockholders (or their immediate family or household members) or any firm, corporation or other entity in which any of the foregoing persons has a position or relationship (or, together with his or her immediate family members, a 10% or greater beneficial ownership interest) (each, a “Related Person”) has a direct or indirect material interest.

If a Related Person proposes to enter into such a transaction, arrangement or relationship (a “Related Person Transaction”), the Related Person must report the proposed transaction to our General Counsel. If the General Counsel determines that the proposed transaction is a Related Person Transaction, it shall be submitted to our audit committee for consideration. No member of the audit committee may participate in any review of any Related Person Transaction with respect to which such member or any of his or her immediate family members is the Related Person. The policy also permits the chair of the audit committee to review and, if deemed appropriate, approve proposed Related Person Transactions that arise between audit committee meetings.

In the event we become aware of a Related Person Transaction that has not been previously approved or previously ratified under this policy, such ongoing or pending transactions will be submitted to the audit committee or the chair of the audit committee promptly. Based on the conclusions reached, the audit committee or the chair will evaluate all options, including ratification, amendment or termination. If the transaction is completed, the audit committee or the chair will determine if rescission of the transaction and/or any disciplinary action is appropriate, and will ask the General Counsel to evaluate our controls and procedures to determine the reason the transaction was not submitted for prior approval.

A Related Person Transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the Related Person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the benefits to the Company;

•	the impact on a director’s independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director has a position or relationship;

•	the availability of other sources for comparable products or services;

•	the terms of the transaction; and

•	the terms available to unrelated third parties or to employees generally.

The audit committee may approve or ratify a Related Person Transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The audit committee may impose any conditions on the Related Person Transaction that it deems appropriate.

Director Independence

While Nortek is not currently subject to the New York Stock Exchange listing standards, it intends to seek to list its common stock on the New York Stock Exchange. Nortek’s board of directors has determined that all but Mr. Bready are considered “independent” directors within the meaning of the rules of the New York Stock Exchange for listed companies. With regard to the audit committee, the board of directors has determined that Mr. Hirshorn is not an “independent” director within the meaning of Rule 10A-3 of the Exchange Act. Pursuant to the Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange, because the Company is listing securities pursuant to this registration statement under Section 12 of the Exchange Act and was not required to file reports with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act immediately prior to the effective date of this registration statement, the independence requirements of the audit committee of the Company are relaxed for a temporary period of time. Pursuant to these transition rules, the audit committee of the Company must have at least one independent member on the effective date of this registration and a majority of independent members within 90 days of the effective date of this registration statement, and must consist entirely of independent members within 1 year of the effective date of this registration statement. At the time of this filing, three of the four members of the audit committee of the Company are independent within the meaning of Rule 10A-3 of the Exchange Act.

ITEM 8.	LEGAL PROCEEDINGS.

Voluntary Bankruptcy Filing and Reorganization

The information contained under the section entitled “Business — Voluntary Bankruptcy Filing and Reorganization” in Item 1 of this registration statement is incorporated herein by reference.

Other Legal Proceedings

The Company is subject to numerous federal, state and local laws and regulations, including environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company believes that it is in substantial compliance with the material laws and regulations applicable to it. The Company is involved in current, and may become involved in future, remedial actions under federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which their hazardous wastes or materials were disposed of or released. Such claims may relate to properties or business lines acquired by the Company after a release has occurred. In other instances, the Company may be partially liable under law or contract to other parties that have acquired businesses or assets from the Company for past practices relating to hazardous substances management. The Company believes that all such claims asserted against it, or such obligations incurred by it, will not have a material adverse effect upon the Company’s financial condition or results of operations. Expenditures in 2009, 2008 and 2007 to evaluate and remediate such sites were not material. While the Company is able to reasonably estimate certain of its contingent losses, the Company is unable to estimate with certainty its ultimate financial exposure in connection with identified or yet to be identified remedial actions due, among other reasons, to: (i) uncertainties surrounding the nature and application of environmental regulations, (ii) the Company’s lack of information about additional sites to which it may be listed as a potentially responsible party (“PRP”), (iii) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions and (iv) the time periods over which remediation may occur. Furthermore, since liability for site remediation is joint and several, each PRP is potentially wholly liable for other PRP’s that become insolvent or bankrupt. Thus, the solvency of other PRP’s could directly affect the Company’s ultimate aggregate clean-up costs. In certain circumstances, the Company’s liability for clean-up costs may be covered in whole or in part by insurance or indemnification obligations of third parties.

In addition to legal matters described above, the Company is named as a defendant in a number of legal proceedings, including a number of product liability lawsuits, incident to the conduct of its business.

With the exception of Chapter 11 cases described in this registration statement, the Company does not expect that any of the above described proceedings will have a material adverse effect, either individually or in the aggregate, on the Company’s financial position, results of operations, liquidity or competitive position. See Note 11, “Commitments and Contingencies”, to the consolidated financial statements included elsewhere in this registration statement.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information; Holders

There is currently no public market for our common stock, although we will seek to list our common stock for trading on the New York Stock Exchange as soon as practicable after this registration statement becomes effective. See “Description of Registrant’s Securities to be Registered,” Item 11 of this registration statement, incorporated herein by reference.

As of March 1, 2010, there were approximately 13 holders of record of common stock of the Company and an unknown number of additional beneficial owners whose shares are held through brokerage firms or other institutions.

Dividends

We did not pay any cash dividends on our common stock in 2008 or 2009, and we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. The indentures and other agreements, including the credit agreement for our New ABL Facility, restrict our ability to pay dividends. See “Management’s Discussion and Analysis — Liquidity and Capital Resources — Adequacy of Liquidity Sources” and “Management’s Discussion and Analysis — Liquidity and Capital Resources — Debt Covenant Compliance” for further information regarding restrictions on our ability to pay dividends. In addition, the declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our board of directors.

Equity Compensation Plan Information

The table below provides information about shares of our common stock that may be issued upon exercise of options, warrants, and rights under our 2009 Omnibus Incentive Plan. All outstanding awards relate to shares of our common stock. Information is as of December 31, 2009, unless otherwise indicated.

(c)
Number of
Securities Remaining
	(a)	(b)	for Future
	Number of	Weighted-Average	Issuance
	Securities to be	Exercise Price of	Under Equity
	Issued upon	Outstanding	Compensation Plans
	Exercise of	Options,	(Excluding Securities
	Outstanding Options,	Warrants and	Reflected in Column
Plan Category	Warrants and Rights	Rights	(a))(1)

Equity compensation plans approved by security holders	710,731 (2)	$17.50	731,648
Equity compensation plans not approved by security holders	0	N/A	0

(1)	The number of securities remaining for future issuance under our 2009 Omnibus Incentive Plan may be issued as incentive stock options, nonstatutory stock awards, other stock-based awards and performance-based compensation awards. Of the securities remaining for future issuance under our 2009 Omnibus Incentive Plan, up to 702,521 may be issued as incentive stock options

(2)	Consists of 374,034 incentive stock options and 336,697 non-qualified stock options issued pursuant to our 2009 Omnibus Incentive Plan and excludes shares of restricted stock granted pursuant to our 2009 Omnibus Incentive Plan.

Refer to “Incentive Plans” under Item 6 of this registration statement for a discussion of our equity compensation plans.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the Joint Plan of Reorganization, which became effective on December 17, 2009, we issued (a) a total principal amount of $753.3 million of the 11% Notes, (b) 15,000,000 shares of $0.01 par value common stock and (c) warrants that may be exercised for a period of five years to purchase 789,474 shares of common stock at an exercise price of $52.80 per share. The issuance of such 11% Notes, such common stock and such warrants to purchase common stock are exempt from Section 5 of the Securities Act, and from any other state or local law requiring registration or licensing of an issuer of a security, pursuant to section 1145 of the Bankruptcy Code as described below.

On the Effective Date, in connection with the Plan, we granted 710,731 shares of restricted common stock and options to purchase 710,731 shares of common stock at an exercise price of $17.50 per share to certain of our key employees. Since the Effective Date, pursuant to the Plan, we have granted an additional 2,000 shares of restricted common stock and options to purchase an additional 72,000 shares of common stock at an exercise price of $17.50 per share to certain of our key employees and directors. Such shares of restricted common stock vest in annual installments based upon the achievement of specified levels of Adjusted EBITDA, as defined in the applicable award agreement, for each of our 2010, 2011, 2012 and 2013 fiscal years, and such stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date. The issuance of such restricted common stock and options to purchase common stock are exempt from Section 5 of the Securities Act pursuant to Rule 701 of the Securities Act.

On May 20, 2008, we sold in a private placement $750,000,000 aggregate principal amount of 10% senior secured notes due 2013 (the “10% Notes”). The 10% Notes were issued and sold in a private placement to initial purchasers consisting of Credit Suisse Securities (USA) LLC, Banc of America Securities LLC, Goldman, Sachs & Co. and UBS Securities LLC and resold by such initial purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Net proceeds from the sale of the 10% Notes, after deducting underwriting commissions and expenses, amounted to approximately $721.7 million.

Securities Law Considerations Related to the Reorganization

Issuance of Securities

Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization (as well as subsequent distributions by the distribution agent) from registration under the Securities Act and state securities laws. Under Section 1145, the issuance of securities pursuant to a plan of reorganization is exempt from registration if three principal requirements are satisfied: (1) the securities must be issued under a plan of reorganization by a debtor, its successor or an affiliate participating in a joint plan with the debtor; (2) the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor or such affiliate or “principally” in such exchange and “partly” for cash or property. We believe that the issuances of the shares of our common stock pursuant to the plan of reorganization satisfy the requirement of Section 1145 of the Bankruptcy Code and, therefore, were exempt from registration under the Securities Act and state securities laws.

Subsequent Transfers of Securities

Subject to volume restrictions under the Securities Act on sales by affiliates, the securities issued under the plan of reorganization may be freely transferred by most recipients following distribution under the plan of reorganization, and all resales and subsequent transactions in such securities are exempt from registration under federal and state securities laws, unless the holder is an “underwriter” with respect to such securities. Section 1145(b) of the Bankruptcy Code defines four types of “underwriters:”

•	persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any securities received in exchange for such a claim or interest;

•	persons who offer to sell securities offered under a plan for the holders of such securities;

•	persons who offer to buy such securities for the holders of such securities, if the offer to buy is (A) with a view to the distribution of such securities or (B) made under a distribution agreement; and

•	a person who is an “issuer” with respect to the securities, as the term “issuer” is defined in Section 2(11) of the Securities Act.

Under Section 2(11) of the Securities Act, an “issuer” includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.

To the extent that persons deemed to be “underwriters” receive securities in the plan of reorganization, resales by such persons would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be underwriters, however, may be able to sell these securities without registration subject to the provisions of Rule 144 under the Securities Act, which permits the public sale of securities received under a plan of reorganization by persons who would be deemed to be “underwriters” under Section 1145 of the Bankruptcy Code, subject to the availability to the public of current information regarding the issuer and to volume limitations and certain other conditions.

Whether or not any particular person would be deemed an “underwriter” with respect to our common stock would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person receiving distributions under the plan of reorganization would be an “underwriter” with respect to these securities.

Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, we make no representation concerning the right of any person to trade in the securities issued in the plan of reorganization. We recommend that potential recipients of a large amount of securities consult their own counsel concerning whether they may freely trade these securities under the Securities Act.

Under the Registration Rights Agreement, funds affiliated with Ares that hold approximately 30% of our common stock are entitled, under certain circumstances, to require us to register the resale of their securities under the Securities Act.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Our authorized capital stock consists of 90.0 million shares of common stock, par value $0.01 per share, and 10.0 million shares of preferred stock, par value $0.01 per share. At December 31, 2009, our outstanding capital stock consisted of 15.0 million shares of our common stock and no shares of preferred stock. Of such shares, 8,741,329 shares, or 58.28% of our outstanding shares of common stock as of the March 31, 2010, are owned directly and beneficially by affiliates of the Company, are not being registered for resale by this registration statement, are subject to the limitations of Rule 144 under the Securities Act and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144. In the event shares not currently salable become salable by means of registration under the Securities Act or eligibility for sale under Rule 144 and the holders of such shares elect to sell such shares in the public market, there is likely to be a negative effect on the market price of our common stock.

Additionally, as of April 15, 2010, 712,731 shares of restricted stock have been issued under the 2009 Omnibus Incentive Plan, and there are 789,474 shares of our common stock reserved for outstanding warrants and 782,731 shares of our common stock reserved in connection with option awards made under the 2009 Omnibus Incentive Plan.

Unissued shares of preferred stock will not have been designated as to series and will be available for issuance from time to time in one or more series, at the discretion of our board of directors. While we have no present intention to issue any shares of preferred stock, any such issuance could be used to discourage, delay or make more difficult a change of control of our company.

Our common stock currently is not publicly traded. As soon as practicable after this registration statement becomes effective, we will seek to list our common stock for trading on the New York Stock Exchange.

The following description of the material terms of our capital stock is qualified by the more complete description contained in our certificate of incorporation and by-laws, which are included as exhibits to this registration statement, and is subject to the provisions of Delaware law.

Common Stock

General.  All outstanding shares of our common stock are fully-paid and nonassessable.

Voting Rights.  Each share of our common stock is entitled to one vote. Except as provided under the Delaware General Corporation Law, the holders of shares of our common stock vote together as a single class on all matters on which stockholders are permitted or entitled to vote, including the election of directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Generally, all matters to be voted on by the stockholders must be approved by a majority or, in the case of the election of directors, by a plurality, of the votes present in person or by proxy and entitled to vote.

Dividends.  Each share of our common stock is entitled to receive dividends, if, as and when declared by our board of directors out of funds legally available for that purpose and subject to preferences that may apply to any preferred stock that we may issue in the future. Stockholders should also refer to “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.”

Liquidation Rights.  If we are dissolved or liquidated, after we satisfy all of our debts and liabilities and distributions to the holders of any preferred stock or debt instruments that we may issue in the future to which they are preferentially entitled, holders of our common stock will be entitled to share ratably with other holders of our common stock in the distribution of assets to the stockholders.

Restrictions on Transfer of Common Stock.  A description of transfer restrictions that may be applicable to our common stock is set forth in “Recent Sales of Unregistered Securities.”

Other Provisions.  There are no cumulative, subscription or preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions, conversion provisions or sinking fund provisions applicable to our common stock.

Transfer Agent and Registrar.  The Bank of New York Mellon Corporation is the transfer agent and registrar for shares of our common stock.

Registration Rights.  In accordance with the Prepackaged Plans, on the Effective Date, we entered into a registration rights agreement with certain holders of our common stock. See the section entitled “Related Person Transactions on or after the Effective Date — Registration Rights Agreement” in Item 7 of this registration statement, incorporated herein by reference.

Permitted Forms of Stockholder Action.  Our certificate of incorporation and by-laws include provisions that require that any action to be taken by our stockholders be effected at a duly called annual or special meeting or by written consent.

Liability of Officers and Directors.  Our certificate of incorporation states that no director will be personally liable for violations of the director’s fiduciary duty, except:

•	for any breach of the director’s duty of loyalty to the corporation or our stockholders;

•	for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

Anti-Takeover Provisions

Certain provisions of our certificate of incorporation may have the effect of delaying or preventing changes in control or management, which could have an adverse effect on the market price of our common stock. Such provisions may discourage unilateral tender offers or other attempts to take over and acquire the business of the holding company, including, without limitation:

•	Our certificate of incorporation provides that our board of directors is divided into three classes of directors, as nearly equal in number as reasonably possible. The three classes are designated as Class I, Class II, and Class III. One class of directors is elected each year for a three-year term.

•	Our certificate of incorporation authorizes our board of directors to classify and reclassify any unissued shares of preferred stock into other classes or series of stock and to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each class or series of stock. Therefore, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest or make it more difficult for stockholders to remove our board of directors and management.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our certificate of incorporation provides that, to the fullest extent provided from time to time by Delaware law, the registrant (a) shall indemnify its directors and officers against judgments, fines, penalties, amounts paid in settlement and expenses incurred by them in connection with actions, suits, proceedings or claims arising out of their service to the registrant and, upon receipt of certain undertakings, shall advance expenses to them in connection with such matters and (b) may maintain insurance or make other financial arrangements on behalf of its directors and officers for any liability and expenses incurred by them, whether or not we have authority to indemnify them against such liability and expenses.

We maintain directors’ and officers’ liability insurance insuring our directors and executive officers against certain liabilities arising out of their service as such.

Additionally, each of Messrs. Bready, Hall, Donnelly and Fleming are party to indemnification agreements with the Company, pursuant to which such directors or officers are entitled to indemnification in certain circumstances against liability which he may incur in his capacity as a director or officer. See the Form of Indemnification Agreement, which is attached as Exhibit 10.1 and incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Index of Financial Statements

See the financial statements and related notes beginning on page F-1 of this registration statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements.

See the index to consolidated financial statements set forth on page F-1.

(b) Exhibits.

See the exhibit index immediately following the signature page to this registration statement.

(c) Financial Statement Schedules.

The following financial statement schedules are included in this registration statement:

Schedule II — Valuation and Qualifying Accounts	S-1

The remaining schedules are not applicable and, therefore, have been omitted.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortek, Inc.

/s/  Richard L. Bready
Richard L. Bready
Chairman, Chief Executive Officer and President

Date: April 15, 2010

Exhibit Index

All exhibits are filed herewith. Exhibits marked with an asterisk (*) identify each management contract or compensatory plan or arrangement.

2.1		Joint Plan of Reorganization of Nortek, Inc. filed with the United States Bankruptcy Court for the District of Delaware on December 4, 2009.
3.1		Amended and Restated Certificate of Incorporation of Nortek, Inc.
3.2		Amended and Restated By-Laws of Nortek, Inc.
4.1		Indenture dated as of December 17, 2009 between Nortek, Inc. and U.S. Bank National Association, as Trustee and Collateral Agent relating to the 11% Senior Secured Notes due 2013.
4.2		Registration Rights Agreement dated December 17, 2009 by and among Nortek, Inc. and Ares Corporate Opportunities Fund II, L.P. and Ares Corporate Opportunities Fund III, L.P.
4.3		Form of Common Stock Certificate.
4.4		Form of Warrant to Purchase Common Stock.
*10	.1	Form of Indemnification Agreement between Nortek, Inc. and certain officers and directors.
*10	.2	Amended and Restated Employment Agreement of Richard L. Bready, dated as of August 27, 2004.
*10	.3	Amendment to Amended and Restated Employment Agreement of Richard L. Bready, dated as of December 17, 2009.
*10	.4	Amended and Restated Employment Agreement of Almon C. Hall, III, dated as of August 27, 2004.
*10	.5	Amendment to Amended and Restated Employment Agreement of Almon C. Hall, III, dated as of December 17, 2009.
*10	.6	Amended and Restated Employment Agreement of Kevin W. Donnelly, dated as of August 27, 2004.
*10	.7	Amendment to Amended and Restated Employment Agreement of Kevin W. Donnelly, dated as of December 17, 2009.
*10	.8	Nortek, Inc. Second Amended and Restated Change in Control Severance Benefit Plan for Key Employees dated August 27, 2004.
*10	.9	First Amendment to the Nortek, Inc. Second Amended and Restated Change in Control Severance Benefit Plan for Key Employees dated December 29, 2008.
*10	.10	Nortek, Inc. 2009 Omnibus Incentive Plan.
*10	.11	Form of Restricted Stock Agreement.
*10	.12	Form of Incentive Stock Option Agreement.
*10	.13	Form of Nonqualified Stock Option Agreement.
*10	.14	Nortek, Inc. Emergence Bonus Plan, dated as of December 4, 2009.
*10	.15	Nortek, Inc. Supplemental Executive Retirement Plan B, effective as of January 1, 1998.
*10	.16	First Amendment to the Nortek, Inc. Supplemental Executive Retirement Plan B, dated as of May 4, 2000.
*10	.17	Second Amendment to the Nortek, Inc. Supplemental Executive Retirement Plan B, dated as of January 4, 2002.
*10	.18	Third Amendment to the Nortek, Inc. Supplemental Executive Retirement Plan B, dated as of October 31, 2006.
*10	.19	Fourth Amendment to the Nortek, Inc. Supplemental Executive Retirement Plan B, dated as of December 31, 2008.
10.20		Warrant Agreement dated December 17, 2009 between Nortek, Inc. as Issuer and U.S. Bank National Association as Warrant Agent.

10.21	Credit Agreement, dated December 17, 2009 among Nortek, Inc. as the Specified U.S. Borrower, Ventrol Air Handling Systems Inc. as the Canadian Borrower, the other Borrowers named therein, Bank of America, N.A., as Administrative Agent, Collateral Agent, U.S. Swing Line Lender and U.S. L/C Issuer, Bank of America, N.A. (acting through its Canada Branch), as Canadian Swing Line Lender and Canadian L/C Issuer, the other Lenders Party thereto, Banc of America Securities LLC, GE Capital Markets, Inc. and Wells Fargo Foothill, LLC as Joint Lead Arrangers and Joint Bookrunners, and General Electric Capital Corporation and Wells Fargo Foothill, LLC as Collateral Agents and Co-Syndication Agents.
10.22	U.S. Security Agreement, dated December 17, 2009 among Nortek, Inc. as the Specified U.S. Borrower, the Additional Grantors party thereto and Bank of America, N.A. as Administrative Agent.
10.23	Collateral Agreement, dated December 17, 2009 among Nortek, Inc., the Guarantors party thereto and U.S. Bank National as Collateral Agent.
10.24	Lien Subordination and Intercreditor Agreement, dated December 17, 2009 among Bank of America, N.A. as Collateral Agent, U.S. Bank National Association as Trustee and Noteholder Collateral Agent, Nortek, Inc. and the subsidiaries of Nortek, Inc. party thereto.
10.25	Joinder and Amendment Agreement, dated as of March 30, 2010.
21.1	List of subsidiaries.

NORTEK, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page No.

Consolidated Statement of Operations for the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 and the Predecessor years ended December 31, 2008 and 2007
F-2
Successor Consolidated Balance Sheet as of December 31, 2009 and Predecessor Consolidated Balance Sheet as of December 31, 2008	F-3
Consolidated Statement of Cash Flows for the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 and the Predecessor years ended December 31, 2008 and 2007
F-4
Consolidated Statement of Stockholders’ Investment (Deficit) for the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 and the Predecessor years ended December 31, 2008 and 2007
F-5
Notes to Consolidated Financial Statements	F-9
Report of Independent Registered Public Accounting Firm	F-63

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions, except shares and per share data)
Net Sales	$44.0	$1,763.9	$2,269.7	$2,368.2

Costs and Expenses:
Cost of products sold	35.2	1,266.0	1,673.5	1,679.9
Selling, general and administrative expense, net	8.5	372.6	468.0	475.3
Pre-petition reorganization items (Note 3)	—	22.5	—	—
Goodwill impairment charge (Note 4)	—	284.0	710.0	—
Amortization of intangible assets	1.5	22.2	28.2	27.5

	45.2	1,967.3	2,879.7	2,182.7

Operating (loss) earnings	(1.2)	(203.4)	(610.0)	185.5
Interest expense (contractual interest expense was approximately $145.9 million for the Predecessor period from January 1, 2009 to December 19, 2009, see Note 3)	(3.6)	(135.6)	(134.7)	(122.0)
Loss from debt retirement (Note 8)	—	—	(9.9)	—
Investment income	—	0.2	0.8	2.0

(Loss) earnings before Gain on Reorganization Items, net	(4.8)	(338.8)	(753.8)	65.5
Gain on Reorganization Items, net (Note 3)	—	1,035.9	—	—

(Loss) earnings before (benefit) provision for income taxes	(4.8)	697.1	(753.8)	65.5
(Benefit) provision for income taxes	(1.4)	85.0	26.9	33.1

Net (loss) earnings	$(3.4)	$612.1	$(780.7)	$32.4

Basic (Loss) Earnings per share	$(0.23)	$204,033.33	$(260,233.33)	$10,800.00

Diluted (Loss) Earnings per share	$(0.23)	$204,033.33	$(260,233.33)	$10,800.00

Weighted Average Common Shares:
Basic	15,000,000	3,000	3,000	3,000
Diluted	15,000,000	3,000	3,000	3,000

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Successor	Predecessor
	December 31,
	2009	2008
	(Dollar amounts in millions)

ASSETS
Current Assets:
Unrestricted cash and cash equivalents	$89.6	$182.2
Restricted cash	1.3	0.7
Accounts receivable, less allowances of $0 and $14.5	249.1	260.3
Inventories:
Raw materials	72.9	86.0
Work in process	25.6	26.9
Finished goods	174.7	183.4

	273.2	296.3

Prepaid expenses	18.0	12.8
Other current assets	13.5	9.5
Prepaid income taxes	25.4	11.0

Total current assets	670.1	772.8

Property and Equipment, at Cost:
Land	18.5	12.1
Buildings and improvements	72.8	103.6
Machinery and equipment	155.8	222.6

	247.1	338.3
Less accumulated depreciation	2.2	130.6

Total property and equipment, net	244.9	207.7

Other Assets:
Goodwill (Notes 3 and 4)	154.8	810.8
Intangible assets, less accumulated amortization of $1.5 and $107.4 (Notes 3 and 4)	536.6	135.4
Deferred debt expense	4.1	43.8
Restricted investments and marketable securities	2.4	2.4
Other assets	6.0	7.4

	703.9	999.8

Total Assets	$1,618.9	$1,980.3

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT)
Current Liabilities:
Notes payable and other short-term obligations	$13.4	$32.7
Current maturities of long-term debt	32.4	13.1
Long-term debt (Note 8)	4.1	8.1
Accounts payable	124.5	152.3
Accrued expenses and taxes, net	174.9	213.9

Total current liabilities	349.3	420.1

Other Liabilities:
Deferred income taxes	112.6	30.7
Intercompany account with affiliates, net (Notes 2 and 3)	—	43.1
Other	151.5	160.7

	264.1	234.5

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	835.4	1,545.5

Commitments and Contingencies (Note 11)
Stockholders’ Investment (Deficit):
Preferred stock, $0.01 par value, 10,000,000 authorized shares; none issued	—	—
Common stock, $0.01 par value, 90,000,000 authorized shares; 15,000,000 shares issued and outstanding at Dec. 31, 2009 and 3,000 shares authorized, issued and outstanding at Dec. 31, 2008	0.1	—
Additional paid-in capital	171.9	416.7
Accumulated deficit	(3.4)	(612.1)
Accumulated other comprehensive income (loss)	1.5	(24.4)

Total stockholders’ investment (deficit)	170.1	(219.8)

Total Liabilities and Stockholders’ Investment (Deficit)	$1,618.9	$1,980.3

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions)
Cash Flows from operating activities:
Net (loss) earnings	$(3.4)	$612.1	$(780.7)	$32.4

Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization expense	6.2	57.7	68.6	65.1
Non-cash interest expense, net	—	45.5	8.3	5.6
Gain on settlement of liabilities subject to compromise	—	(539.9)	—	—
Cancellation of Predecessor common stock	—	(416.8)	—	—
Elimination of Predecessor deferred debt expense and debt discount	—	42.6	—	—
Non-cash fresh-start accounting adjustments	—	(131.0)	—	—
Non-cash goodwill impairment charge	—	284.0	710.0	—
Non-cash write-down of foreign subsidiaries	—	2.8	3.3	—
Loss from debt retirement	—	—	9.9	—
Non-cash stock-based compensation	—	0.1	0.1	0.3
(Gain) loss on sale of property and equipment	—	—	(2.7)	2.4
Deferred federal income tax (benefit) provision	(1.3)	65.2	11.1	(6.0)
Changes in certain assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable, net	13.4	(0.4)	47.4	23.7
Inventories	5.6	44.9	5.6	(16.6)
Prepaid and other current assets	3.9	(13.5)	1.1	(2.0)
Accounts payable	(13.1)	(12.5)	(33.7)	(8.4)
Accrued expenses and taxes	(3.7)	(14.0)	1.6	6.5
Long-term assets, liabilities and other, net	(0.8)	(5.4)	4.5	4.0

Total adjustments to net (loss) earnings	10.2	(590.7)	835.1	74.6

Net cash provided by operating activities	$6.8	$21.4	$54.4	$107.0

Cash Flows from investing activities:
Capital expenditures	$(0.5)	$(17.9)	$(25.4)	$(36.4)
Net cash paid for businesses acquired	—	(14.1)	(32.7)	(93.5)
Payment in connection with NTK Holdings’ senior unsecured loan facility rollover	—	—	—	(4.5)
Proceeds from the sale of property and equipment	—	2.2	8.5	0.5
Change in restricted cash and investments	0.6	(1.2)	0.3	1.2
Other, net	(0.2)	(2.9)	(1.9)	(2.4)

Net cash used in investing activities	$(0.1)	$(33.9)	$(51.2)	$(135.1)

Cash Flows from financing activities:
Increase in borrowings	$0.3	$64.7	$279.4	$121.4
Payment of borrowings	(4.1)	(143.8)	(111.0)	(97.3)
Net proceeds from the sale of the 10% Senior Secured Notes due 2013	—	—	742.2	—
Redemption of the senior secured credit facility	—	—	(755.5)	—
Fees paid in connection with new debt facilities	—	(4.1)	(33.8)	—
Equity investment by Nortek Holdings, Inc.	—	—	4.2	—
Other, net	—	0.2	0.1	—

Net cash (used in) provided by financing activities	(3.8)	(83.0)	125.6	24.1

Net change in unrestricted cash and cash equivalents	2.9	(95.5)	128.8	(4.0)
Unrestricted cash and cash equivalents at the beginning of the period	86.7	182.2	53.4	57.4

Unrestricted cash and cash equivalents at the end of the period	$89.6	$86.7	$182.2	$53.4

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT (DEFICIT)
For the Period from December 20, 2009 to December 31, 2009

	Successor
			Retained	Accumulated
		Additional	Earnings	Other
	Common	Paid-In	(Accumulated	Comprehensive	Comprehensive
	Stock	Capital	Deficit)	Income	(Loss) Income
	(Amounts in millions)

Balance, December 20, 2009	$0.1	$171.9	$—	$—	$—
Net loss	—	—	(3.4)	—	(3.4)
Other comprehensive income:
Currency translation adjustment	—	—	—	0.7	0.7
Pension liability adjustment, net of tax provision of $0.3 million	—	—	—	0.8	0.8

Comprehensive loss					$(1.9)

Balance, December 31, 2009	$0.1	$171.9	$(3.4)	$1.5

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT (DEFICIT)
For the Period from January 1, 2009 to December 19, 2009

			(Accumulated	Accumulated
		Additional	Deficit)	Other
	Common	Paid-In	Retained	Comprehensive	Comprehensive
	Stock	Capital	Earnings	(Loss) Income	Income
	(Amounts in millions)

Balance, December 31, 2008 — Predecessor	$—	$416.7	$(612.1)	$(24.4)	$—
Net earnings	—	—	612.1	—	612.1
Other comprehensive income:
Currency translation adjustment	—	—	—	8.0	8.0
Pension liability adjustment, net of tax provision of $1.8 million	—	—	—	4.8	4.8

Comprehensive income					$624.9

Stock-based compensation	—	0.1	—	—
Elimination of historical equity	—	(416.8)	—	11.6

Balance, December 19, 2009 — Predecessor	—	—	—	—
Issuance of 15,000,000 shares of common stock in connection with the emergence from Chapter 11	0.1	171.9	—	—
Issuance of 789,474 warrants in connection with the emergence from Chapter 11	—	—	—	—

Balance, December 20, 2009 — Successor	$0.1	$171.9	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT (DEFICIT)
For the Year Ended December 31, 2008

	Predecessor
		Retained	Accumulated
	Additional	Earnings	Other
	Paid-In	(Accumulated	Comprehensive	Comprehensive
	Capital	Deficit)	Income (Loss)	Loss
	(Amounts in millions)

Balance, December 31, 2007	$412.4	$168.6	$37.7	$—
Net loss	—	(780.7)	—	(780.7)
Other comprehensive loss:
Currency translation adjustment	—	—	(25.7)	(25.7)
Pension liability adjustment, net of tax provision of $5.7 million	—	—	(36.4)	(36.4)

Comprehensive loss				$(842.8)

Capital contribution from parent	4.2	—	—
Stock-based compensation	0.1	—	—

Balance, December 31, 2008	$416.7	$(612.1)	$(24.4)

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT (DEFICIT)
For the Year Ended December 31, 2007

	Predecessor
			Accumulated
	Additional		Other
	Paid-In	Retained	Comprehensive	Comprehensive
	Capital	Earnings	Income	Income
		(Amounts in millions)

Balance, December 31, 2006	$412.1	$139.4	$11.6	$—
Net earnings	—	32.4	—	32.4
Other comprehensive income:
Currency translation adjustment	—	—	15.4	15.4
Pension liability adjustment, net of tax provision of $3.9 million	—	—	10.7	10.7

Comprehensive income				$58.5

Adoption of FIN 48 (see Note 7)	—	(3.2)	—
Stock-based compensation	0.3	—	—

Balance, December 31, 2007	$412.4	$168.6	$37.7

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009

1.	BASIS OF PRESENTATION

Nortek, Inc. (“Nortek”) and all of its wholly-owned subsidiaries, collectively the “Company”, is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments (see Note 12, “Segment Information and Concentration of Credit Risk”). Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential and commercial construction markets, the manufactured housing market and the do-it-yourself (“DIY”) market.

On December 17, 2009 (the “Effective Date”), the Company emerged from bankruptcy proceedings under Chapter 11 (“Chapter 11”) of the United States Bankruptcy Code (the “Bankruptcy Code”). In connection with our emergence from bankruptcy, as discussed further in Note 2, “Reorganization under Chapter 11”, the Company adopted fresh-start reporting pursuant to the provisions of Accounting Standards Codification (“ASC”) 852, “Reorganization” (“ASC 852”). The Company selected December 19, 2009 as the fresh-start reporting date since it was the closest fiscal week-end to the Effective Date of December 17, 2009 and the effect of using December 19, 2009, instead of December 17, 2009, was not material to the Company’s financial condition or results of operations for the periods presented. ASC 852 requires the implementation of fresh-start reporting if the reorganization value of the assets of the entity that emerges from Chapter 11 is less than the sum of the post-petition liabilities and allowed claims, and holders of voting shares immediately before confirmation of the plan of reorganization receive less than 50 percent of the voting shares of the emerging entity. Under fresh-start reporting a new reporting entity is deemed to be created and the assets and liabilities of the entity are reflected at their fair values.

Accordingly, the consolidated financial statements for the reporting entity subsequent to emergence from Chapter 11 bankruptcy proceedings are not comparable to the consolidated financial statements for the reporting entity prior to emergence from Chapter 11 bankruptcy proceedings. References to the “Successor” refer to the Company subsequent to the fresh-start reporting date and references to the “Predecessor” refer to the Company prior to the fresh-start reporting date.

In addition, ASC 852 requires that financial statements, for periods including and subsequent to a Chapter 11 bankruptcy filing, distinguish between transactions and events that are directly associated with the reorganization proceedings and transactions and events associated with the ongoing operations of the business, as well as additional disclosures. Effective October 21, 2009, expenses, gains and losses directly associated with the reorganization proceedings are reported as gain on reorganization items, net in the accompanying consolidated statement of operations for the Predecessor period from January 1, 2009 to December 19, 2009. The “Company,” when used in reference to the period subsequent to emergence from Chapter 11 bankruptcy proceedings, refers to the Successor, and when used in reference to periods prior to emergence from Chapter 11 bankruptcy proceedings, refers to the Predecessor. In addition, results for the period from December 20, 2009 to December 31, 2009 are referred to as the “2009 Successor Period”, and results for the period from January 1, 2009 to December 19, 2009 are referred as the “2009 Predecessor Period”. For further information regarding the Company’s filing under and emergence from Chapter 11 bankruptcy proceedings and the adoption of fresh-start accounting, see Note 2, “Reorganization Under Chapter 11”, and Note 3, “Fresh-Start Accounting”.

The accompanying Successor and Predecessor consolidated financial statements reflect the financial position, results of operations and cash flows of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation. The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were issued, April 15, 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

2.	REORGANIZATION UNDER CHAPTER 11

On December 17, 2009, the Company successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009, pursuant to a prepackaged plan of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize the Company’s capital structure while allowing the Company to continue to operate its business. The Reorganization was necessary because it was determined that the Company would be unable to operate its business and meet its debt obligations under its pre-Reorganization capital structure. The following discussion provides general background information regarding the Reorganization, and is not intended to be an exhaustive summary of the Reorganization. The summary is organized chronologically beginning with the execution of a Restructuring Agreement in early September 2009 and ending with the Company’s emergence from bankruptcy on December 17, 2009.

NTK Holdings, Inc. (“NTK Holdings”) was a Delaware corporation that was formed to hold the capital stock of Nortek Holdings, Inc. (“Nortek Holdings”), which held the capital stock of Nortek. NTK Holdings became the parent company of Nortek Holdings on February 10, 2005. On September 3, 2009, NTK Holdings, Nortek Holdings and Nortek, and certain of their direct and indirect subsidiaries (collectively, the “Debtors”) entered into a Restructuring and Lockup Agreement (the “Restructuring Agreement”) with certain of their pre-Reorganization noteholders. Pursuant to the Restructuring Agreement, such noteholders agreed to support and vote in favor of the Debtors’ proposed financial restructuring plans, including, among other things, the filing by the Debtors of voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 and their prepackaged plans of reorganization (the “Prepackaged Plans”), subject to the terms and conditions contained in the Restructuring Agreement.

On October 21, 2009, the Debtors filed voluntary petitions in the Bankruptcy Court seeking relief under the provisions of Chapter 11. The chapter 11 cases were jointly administered under the caption: In re NTK Holdings, Inc., Chapter 11 Case No. 09-13611 (KJC) (jointly administered) (the “Chapter 11 Cases”). During the Chapter 11 Cases, the Debtors continued to operate their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

On December 4, 2009, the Prepackaged Plans were approved by the Bankruptcy Court.

On the Effective Date, the Company emerged from bankruptcy as a reorganized company. As a result of the Reorganization, approximately $1.3 billion of the Debtors’ debt (including approximately $635.0 million in principal of the Company’s outstanding indebtedness) was eliminated. On December 29, 2009, the Bankruptcy Court closed the bankruptcy cases for Nortek’s subsidiaries and on March 31, 2010 closed the bankruptcy case for Nortek. On the Effective Date, NTK Holdings and Nortek Holdings were dissolved.

Post-Emergence Capital Structure and Recent Events

Following the Effective Date, the capital structure of the Company consists of the following:

•	New 11% Senior Secured Notes due 2013. On the Effective Date, the Company issued a total principal amount of $753.3 million in 11% Senior Secured Notes due 2013 (the “11% Notes”) to the former holders of the Predecessor’s 10% Senior Secured Notes due 2013 (the “10% Notes”).

•	New ABL Facility. On the Effective Date, the Company executed a $250.0 million asset-based revolving credit facility, which terminates in 2013, with a group of lenders. In March 2010, the asset-based revolving credit facility was increased to $300.0 million (the “New ABL Facility”). The Company had approximately $90.0 million and $65.0 million outstanding under the New ABL Facility at December 31, 2009 and March 31, 2010, respectively.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

•	Common Stock and Warrants. On the Effective Date, the Company issued 15,000,000 shares of common stock, par value $0.01 per share (“New Common Stock”) and issued warrants that may be exercised for a period of five years to purchase 789,474 shares of New Common Stock at an exercise price of $52.80 per share to the former holders of the Predecessor’s 10% Notes, 8 1/2% Senior Subordinated Notes due 2014 (the “8 1/2% Notes”) and 9 7/8% Senior Subordinated Notes due 2011 (the “9 7/8% Notes”), and to the former holders of NTK Holdings’ 10 3/4% Senior Discount Notes due 2014 and certain unsecured senior loans issued by NTK Holdings, including certain of our directors and executive officers.

•	Restricted Stock. On the Effective Date, the Company granted 710,731 shares of restricted New Common Stock, and subsequent to December 31, 2009, we have granted an additional 2,000 shares of restricted New Common Stock. These shares were issued to certain of the Company’s executive officers and are eligible to vest in annual installments based upon the achievement of specified levels of adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the applicable award agreement, for each of our 2010, 2011, 2012 and 2013 fiscal years.

•	Options to Purchase Common Stock. On the Effective Date, the Company granted options to purchase 710,731 shares of New Common Stock, and subsequent to December 31, 2009, we have granted options to purchase an additional 72,000 shares of New Common Stock, each at an exercise price of $17.50 per share. These stock options were issued to certain of the Company’s executive officers and directors and vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

For further information regarding the 11% Notes and New ABL Facility, see Note 8, “Notes, Mortgage Notes and Obligations Payable”. For further information regarding the restricted stock and options to purchase common stock, see Note 9, “Stock-Based Compensation” and “Compensation Discussion and Analysis-Incentive Plans”, Item 6 of this registration statement.

Cancellation of Certain Pre-Petition Obligations

Under the Prepackaged Plans, the Company’s pre-petition equity and certain of its debt and other obligations were cancelled and extinguished, as follows:

•	The Predecessor’s common stock was extinguished, and no distributions were made to the Predecessor’s former shareholders;

•	The Predecessor’s 10% Notes, 8 1/2% Notes and 9 7/8% Notes were cancelled, and the indentures governing such debt securities were terminated (other than for purposes of allowing holders of each of the notes to receive distributions under the Prepackaged Plans and allowing the trustees to exercise certain rights);

•	The Predecessor’s pre-petition five-year $350.0 million senior secured asset-based revolving credit facility (the “Predecessor ABL Facility”) was paid in full and terminated; and

•	The Predecessor’s net intercompany accounts with its former parent entities were cancelled.

For further information regarding the resolution of the Company’s pre-petition liabilities in accordance with the Prepackaged Plans, see Note 3, “Fresh-Start Accounting — Liabilities Subject to Compromise”, and Note 8, “Notes, Mortgage Notes and Obligations Payable”.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

3.	FRESH-START ACCOUNTING

Reorganization Value

The Bankruptcy Court confirmed the Prepackaged Plans that included a range of enterprise values from $1.0 billion to $1.3 billion (the “Enterprise Value Range”) and a range of reorganized equity values from $172.0 million to $472.0 million (the “Equity Value Range”), as set forth in the disclosure statement relating to the Prepackaged Plans (the “Disclosure Statement”). The Enterprise Value Range was determined using a combination of three valuation methodologies, which included (i) comparable public company analysis, (ii) precedent transaction analysis and (iii) discounted cash flow analysis, to arrive at the overall Enterprise Value Range included in the Disclosure Statement. The Equity Value Range was determined by deducting the projected fair value of the Successor’s debt as of the Effective Date from the Enterprise Value Range to arrive at the overall Equity Value Range included in the Disclosure Statement.

The comparable public company analysis examined the value of comparable companies as a multiple of their key operating statistics and then applied a range of multiples to the projected 2009 and 2010 EBITDA of the Company, which were determined to be the most relevant operating statistics for analyzing the comparable companies. The range of multiples applied to 2009 EBITDA was 7.0x to 9.0x and for 2010 EBITDA was 6.0x to 8.0x. A key factor to the public company analysis was the selection of companies with relatively similar business and operational characteristics to the Company. The criteria for selecting comparable companies included, among other relevant characteristics, lines of business, key business drivers, growth prospects, maturity of businesses, market presence and brands, size and scale of operations.

The precedent transaction analysis estimated enterprise value by examining public merger and acquisition transactions that involve companies similar to Nortek. An analysis of the disclosed purchase price as a multiple of various operating statistics determined industry acquisition multiples for companies in similar lines of business to the Company. The transaction multiples were calculated based on the purchase price, including any debt assumed, paid to acquire companies that were comparable to the Company. The precedent transaction analysis used multiples based on the latest twelve months (“LTM”) EBITDA for analyzing the group of precedent transactions. The derived multiples were then applied to the Company’s LTM EBITDA to perform the precedent transaction analysis. The transaction multiples used ranged from 6.6x to 8.3x.

The discounted cash flow analysis discounted the expected future cash flows by a discount rate that was determined by estimating the average cost of debt and equity for the Company based upon the analysis of similar publicly traded companies. The discount rates used ranged from 13.0% to 15.0%. The discounted cash flow analysis included two components to the valuation. The first component was the calculation of the present value of the projected un-levered after-tax free cash flows for the years ending December 31, 2009 through December 31, 2014 and the second component was the present value of the terminal value of the cash flows, which was estimated by (i) assuming a perpetuity growth rate, which ranged from 2.0% to 4.0%, for the cash flows beyond the projection period or (ii) applying a terminal EBITDA multiple, which ranged from 6.0x to 8.0x, to the final period cash flows.

The Enterprise Value Range and Equity Value Range submitted to the Bankruptcy Court in the Disclosure Statement on October 21, 2009 were based on a variety of estimates and assumptions, including the projections of both EBITDA and free cash flow for future periods, EBITDA multiples, discount rates and terminal growth rates, among others. The Company considered the estimates and assumptions used to be reasonable although they are inherently subject to uncertainty and a wide variety of significant business, economic and competitive risks beyond the Company’s control. In addition, had the Company used different estimates and assumptions, such different estimates and assumptions may have resulted in a material change to the Enterprise Value Range and the Equity Value Range. Accordingly, there can be no assurance that the estimates, assumptions and financial projections used to determine the Enterprise Value Range and the Equity Value Range will be realized and the actual results could be materially different.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The Company determined the reorganization value in accordance with fresh-start accounting under ASC 852 as follows:

(Dollar amounts in millions)

Enterprise Value attributed to Nortek	$1,000.0
Plus: Estimated excess cash at Effective Date (excluding approximately $45.0 million used to repay the Predecessor ABL Facility at emergence)	61.2
Liabilities (excluding debt)	582.2

Reorganization value at Effective Date	1,643.4
Less: the 11% Notes	(753.3)
the New ABL Facility	(90.0)
Subsidiary debt	(45.9)
Liabilities (excluding debt)	(582.2)

Equity value of the New Common Stock	$172.0

Based on the general economic and market conditions in place as of the Effective Date and the above analysis, the Company determined that the low end of the Enterprise Value Range and Equity Value Range were the appropriate values to use in the determination of reorganization value. The Company used $45.0 million of available cash and $90.0 million borrowed under the New ABL Facility to repay the Predecessor ABL Facility on the Effective Date. The Company estimated that an additional $61.2 million of excess cash would have been available for further debt reduction and therefore should be included in the determination of the reorganization value.

Adoption of Fresh-Start Accounting

Fresh-start accounting requires adjusting the historical net book value of assets and liabilities to fair value in accordance with ASC 805, “Business Combinations” (“ASC 805”). The Company’s estimates of fair value are inherently subject to significant uncertainties and contingencies beyond the Company’s reasonable control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially. If additional information becomes available related to the estimates used in determining the fair values, including those used in determining the fair values of long-lived assets, liabilities and income taxes, such information could impact the allocations of fair value included in the Successor’s balance sheet as of December 20, 2009.

The excess of reorganization value over the fair value of tangible and identifiable intangible assets was recorded as goodwill. Liabilities existing as of the Effective Date, other than deferred taxes, were recorded at their estimated fair value. Deferred taxes were determined in conformity with applicable income tax accounting standards. Predecessor accumulated depreciation, accumulated amortization, retained deficit, common stock and accumulated other comprehensive loss were eliminated.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Adjustments recorded to the Predecessor balance sheet as of December 19, 2009 resulting from the consummation of the Prepackaged Plans, and the adoption of fresh-start accounting, are summarized below:

	Predecessor	Reorganization		Fresh Start	Successor
	Dec. 19, 2009	Adjustments(a)		Adjustments(h)	Dec. 20, 2009
	(Amounts in millions)

ASSETS:
Current Assets:
Unrestricted cash and cash equivalents	$137.8	$(51.1)	(b)	$—	$86.7
Restricted cash	1.9	—		—	1.9
Accounts receivable, less allowances	262.3	—		—	262.3
Inventories	251.4	—		30.2	281.6
Prepaid expenses	18.6	—		—	18.6
Other current assets	16.1	—		—	16.1
Prepaid income taxes	10.4	—		15.2	25.6

Total current assets	698.5	(51.1)		45.4	692.8

Total property and equipment, net	191.8	—		53.4	245.2

Goodwill	528.8	—		(374.0)	154.8	(i	)
Intangible assets, less accumulated amortization	112.7	—		425.3	538.0
Deferred debt expense	8.7	(4.6)	(b),(c)	—	4.1
Restricted investments and marketable securities	2.4	—		—	2.4
Other assets	6.1	—		—	6.1

	658.7	(4.6)		51.3	705.4

Total Assets	$1,549.0	$(55.7)		$150.1	$1,643.4

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT)
Current Liabilities:
Notes payable and other short-term obligations	$152.3	$(135.0)	(b)	$—	$17.3
Current maturities of long-term debt	7.4	25.0	(b)	—	32.4
Long-term debt	4.1	—		—	4.1
Accounts payable	137.5	—		—	137.5
Accrued expenses and taxes, net	180.2	(2.0)	(b)	—	178.2

	481.5	(112.0)		—	369.5

Other Liabilities:
Deferred income taxes	27.9	—		86.2	114.1
Other long-term liabilities	145.8	—		6.6	152.4

	173.7	—		92.8	266.5

Notes, Mortgage Notes and Obligations
Payable, Less Current Maturities	19.6	818.3	(b),(d)	(2.5)	835.4

Liabilities subject to compromise	1,465.2	(1,465.2)	(d)	—	—

Stockholders’ Investment (Deficit)
Successor common stock	—	0.1	(d),(e)	—	0.1
Successor additional paid-in capital	—	171.9	(d),(e)	—	171.9
Predecessor common stock	—	—		—	—
Predecessor additional paid-in capital	416.8	(416.8)	(f)	—	—
Accumulated deficit	(996.2)	948.0	(g)	48.2	—
Accumulated other comprehensive income (loss)	(11.6)	—		11.6	—

Total stockholders’ investment (deficit)	(591.0)	703.2		59.8	172.0

Total Liabilities and Stockholders’
Investment (Deficit)	$1,549.0	$(55.7)		$150.1	$1,643.4

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

a)	Represents amounts recorded as of the Effective Date for the consummation of the Prepackaged Plans, including the settlement of liabilities subject to compromise, the satisfaction of the Predecessor ABL Facility, the incurrence of new indebtedness, the issuance of the New Common Stock, and the cancellation of the Predecessor common stock.

b)	This adjustment reflects the net cash payments recorded as of the Effective Date as follows:

(Amounts in millions)

Borrowings under the New ABL Facility	$90.0
Less: Debt issuance costs	(4.1)

Net proceeds from the New ABL Facility	85.9
Repayment of Predecessor ABL Facility, including principal and accrued interest	(137.0)

$(51.1)

Subsequent to December 19, 2009, the Company voluntarily repaid $25.0 million of outstanding borrowings under the New ABL Facility and accordingly, has classified such amount as current in the December 19, 2009 Successor balance sheet.

c)	Adjustments to deferred debt expense consist of the following:

(Amounts in millions)

Elimination of deferred debt expense related to the Predecessor ABL Facility	$(8.7)
Deferred debt expense related to the New ABL Facility (see (b) above)	4.1

$(4.6)

d)	This adjustment reflects the settlement of liabilities subject to compromise (see “Liabilities Subject to Compromise” below).

(Amounts in millions)

Settlement of liabilities subject to compromise(1)	$(1,465.2)
Issuance of the 11% Notes	753.3
Issuance of the New Common Stock(2)	172.0

Gain on settlement of liabilities subject to compromise	$(539.9)

1)	See “Liabilities Subject to Compromise” below for further details.

2)	See (g) below for a reconciliation of the reorganization value to the value of the New Common Stock (including additional paid in capital).

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

e)	A reconciliation of the reorganization value to the value of the New Common Stock (including additional paid in capital) as of the Effective Date, which is based on the low end of the Enterprise Value Range and Equity Value Range included in the Disclosure Statement, is as follows:

(Dollar amounts in millions)

Enterprise Value attributed to Nortek	$1,000.0
Plus: Estimated excess cash at Effective Date (excluding approximately $45.0 million used to repay the Predecessor ABL Facility at emergence)	61.2
Liabilities (excluding debt)	582.2

Reorganization value at Effective Date	1,643.4
Less: the 11% Notes	(753.3)
the New ABL Facility	(90.0)
Subsidiary debt	(45.9)
Liabilities (excluding debt)	(582.2)

Equity value of the New Common Stock	$172.0

f)	This adjustment reflects the cancellation of the Predecessor’s common stock.

g)	This adjustment reflects the cumulative impact of the reorganization adjustments discussed above:

(Amounts in millions)

Gain on settlement of liabilities subject to compromise	$539.9
Cancellation of Predecessor common stock (see (f) above)	416.8
Elimination of unamortized deferred debt expense (see (c) above)	(8.7)

$948.0

h)	Represents the adjustment of assets and liabilities to fair value, or other measurement as specified by ASC 805, in conjunction with the adoption of fresh-start accounting. Significant adjustments are summarized below:

(Dollar amounts in millions)

Elimination of Predecessor goodwill	$(528.8)
Successor goodwill (see (i) below)	154.8
Elimination of Predecessor intangible assets	(112.7)
Successor intangible assets(1)	538.0
Inventory adjustment(2)	30.2
Property and equipment, net adjustment(3)	53.4
Other fair value adjustments, net(4)	0.4
Elimination of Predecessor accumulated other comprehensive loss (excluding deferred tax portion)	(4.3)

Pre-tax gain on fresh-start accounting adjustments	131.0
Tax provision related to fresh-start accounting adjustments(5)	(82.8)

Net gain on fresh-start accounting adjustments	$48.2

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

1)	Intangible assets — This adjustment reflects the fair value of intangible assets determined as of the Effective Date. Fair value amounts were estimated based, in part, on third party valuations. For further information on the valuation of intangible assets, see Note 4, “Summary of Significant Accounting Policies”.

2)	Inventory — This amount adjusts inventory to fair value as of the Effective Date. Raw materials were valued at current replacement cost, work-in-process was valued at estimated finished goods selling price less estimated disposal costs, completion costs and a reasonable profit allowance for completion and selling effort. Finished goods were valued at estimated selling price less estimated disposal costs and a reasonable profit allowance for selling effort. In addition, all LIFO inventory reserves were eliminated.

3)	Property, plant and equipment — This amount adjusts property and equipment, net to fair value as of the Effective Date, giving consideration to the highest and best use of the assets. Fair value amounts were estimated based, in part, on third party valuations. Key assumptions used in the appraisals were based on a combination of income, market and cost approaches, as appropriate.

4)	Net adjustment to record operating leases and debt at fair value.

5)	Calculated as follows:

(Amounts in millions)

Increase in prepaid income taxes	$(15.2)
Increase in deferred income taxes	86.2
Increase in long-term tax liability	4.5
Deferred tax portion of accumulated other comprehensive loss	7.3

Tax provision related to fresh-start accounting	$82.8

The increases in the prepaid income taxes and deferred income taxes represent the deferred income tax consequences of the fresh-start accounting adjustments, including the impact of the basis difference between tax deductible and book goodwill, and the elimination of certain deferred tax valuation allowances that are no longer required due to the overall increase in net deferred tax liabilities as a result of the fresh-start adjustments. The increase in the long-term tax liability reflects the impact of fresh-start accounting on required tax reserves. The deferred tax portion of the accumulated other comprehensive loss reflects the elimination of deferred taxes on pension adjustments included in accumulated other comprehensive loss in connection with fresh-start accounting.

i)	A reconciliation of the reorganization value of the Successor assets and goodwill is shown below:

(Dollar amounts in millions)

Reorganization value	$1,643.4
Less: Successor assets (excluding goodwill and after giving effect to fresh-start accounting adjustments)	(1,488.6)

Reorganization value of Successor assets in excess of fair value — Successor goodwill	$154.8

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Liabilities Subject to Compromise

Certain pre-petition liabilities were subject to compromise or other treatment under the Prepackaged Plans and were reported at amounts allowed or expected to be allowed by the Bankruptcy Court. These claims were resolved and satisfied as of the Effective Date. A summary of liabilities subject to compromise reflected in the Predecessor consolidated balance sheet as of December 19, 2009, is shown below:

(Amounts in millions)

Predecessor — December 19, 2009
Debt subject to compromise:
10% Notes	$750.0
8 1/2% Notes	625.0
9 7/8% Notes	10.0
Accrued interest	37.2
Intercompany account with affiliates, net	43.0

Liabilities subject to compromise	$1,465.2

Gain on Reorganization Items, net

In conjunction with the Company’s emergence from bankruptcy in 2009, the Company recorded a pre-tax gain on reorganization items, net of approximately $1,035.9 million related to its reorganization proceedings and the impact of adopting fresh-start accounting. A summary of this net pre-tax gain for the 2009 Predecessor Period is as follows:

(Amounts in millions)

Pre-tax reorganization items:
Gain on settlement of liabilities subject to compromise	$539.9
Elimination of Predecessor deferred debt expense and debt discount	(33.9)
Elimination of deferred debt expense related to the Predecessor ABL Facility	(8.7)

497.3
Cancellation of Predecessor common stock	416.8
Post-petition professional fees and other reorganization costs	(9.2)

904.9
Non-cash pre-tax fresh-start accounting adjustments	131.0

Pre-tax gain on Reorganization Items, net	$1,035.9

Contractual Interest Expense

The Company recorded post-petition interest on pre-petition obligations only to the extent it believed the interest would be paid during the bankruptcy proceedings or that it was probable that the interest would be an allowed claim. Had the Company recorded interest expense based on all of the pre-petition contractual obligations, interest expense would have increased by approximately $10.3 million for the 2009 Predecessor Period.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies and Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used for its critical accounting policies to ensure that such judgments and estimates are reasonable for its interim and year-end reporting requirements. These judgments and estimates are based on the Company’s historical experience, current trends and information available from other sources, as appropriate. If different conditions result from those assumptions used in the Company’s judgments, the results could be materially different from the Company’s estimates.

Recognition of Sales and Related Costs, Incentives and Allowances

The Company recognizes sales upon the shipment of its products, net of applicable provisions for discounts and allowances. Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates, and other customer incentive programs are based upon certain percentages agreed to with the Company’s various customers, which are typically earned by the customer over an annual period. The Company records periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period and the contractual provisions of the customer agreements. For calendar year customer agreements, the Company is able to adjust its periodic estimates to actual amounts as of December 31 each year based upon the contractual provisions of the customer agreements. For those customers who have agreements that are not on a calendar year cycle, the Company records estimates at December 31 consistent with the above described methodology. Customers are generally not required to provide collateral for purchases. Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. The Company generally estimates customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return while also factoring in any new business conditions that might impact the historical analysis, such as new product introduction. The Company also provides for its estimate of warranty, bad debts and shipping costs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt provisions are included in selling, general and administrative expense, net. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that might impact the historical analysis, such as new product introduction for warranty and bankruptcies of particular customers for bad debts.

Cash and Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash.

The Company has classified as restricted in the accompanying consolidated balance sheet certain cash and cash equivalents that are not fully available for use in its operations. At December 31, 2009, the Successor had approximately $3.7 million of cash and cash equivalents (of which approximately $2.4 million is included in long-term assets) pledged as collateral or held in pension trusts for certain debt, insurance, employee benefits and other requirements. At December 31, 2008, the Predecessor had approximately $3.1 million of

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

cash and cash equivalents (of which approximately $2.4 million is included in long-term assets) pledged as collateral or held in pension trusts for certain debt, insurance, employee benefits and other requirements.

Fair Value

Fair Value of Financial Instruments

Following is information about the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents  —

The carrying amount approximates fair value because of the short maturity of those instruments.

Restricted Investments and Marketable Securities  —

The fair value of investments is based on quoted market prices. The fair value of investments was not materially different from their cost basis at December 31, 2009 or 2008.

Long-Term Debt  —

At December 31, 2009 the fair value of the Successor’s long-term indebtedness was approximately equal to the amount on the accompanying consolidated balance sheet based, in part, on a third party valuation. At December 31, 2008, the fair value of the Predecessor’s long-term indebtedness was approximately $721.2 million lower than the amount on the accompanying consolidated balance sheet, before unamortized discount, based on available market quotations. See Note 8, “Notes, Mortgage Notes and Obligations Payable”, for further information regarding the Company’s long-term indebtedness.

Assets and Liabilities Measured on a Non-Recurring Basis

During the 2009 Predecessor Period, HTP reporting unit goodwill was written down to its implied fair value of approximately $68.9 million. This resulted in a non-cash goodwill impairment charge of approximately $284.0 million, which was included in the consolidated statement of operations for the 2009 Predecessor Period.

The HTP reporting unit’s assets itemized below were measured at fair value on a non-recurring basis during the 2009 Predecessor Period using a combination of the DCF Approach and the EBITDA Multiple Approach:

Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable	Total
	Fair Value	Identical Assets	Inputs	Inputs	Impaired
	Measurement	(“Level 1”)	(“Level 2”)	(“Level 3”)	Losses
(Amounts in millions)

Goodwill	$68.9	—	—	68.9	$284.0

In addition to goodwill noted above, the Company recorded certain other assets and liabilities at fair value on a non-recurring basis due to the effects of fresh-start accounting. These non-recurring fair value measurements were primarily determined using unobservable inputs and as such, these fair value measurements are classified within Level 3 of the fair value hierarchy. For further information on assets and liabilities measured at fair value on a non-recurring basis, see “Goodwill and Intangible Assets” of this note, along with Note 3, “Fresh-Start Accounting”.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Inventories

Inventories in the accompanying December 31, 2009 Successor consolidated balance sheet reflect adjustments related to fresh-start accounting as discussed previously in Note 3, “Fresh-Start Accounting”, while inventories in the accompanying December 31, 2008 Predecessor consolidated balance sheet are valued at the lower of cost or market.

At December 31, 2009, approximately $99.6 million of the Successor’s total inventories were valued on the last-in, first-out method (“LIFO”) of accounting. Under the first-in, first-out method (“FIFO”), such inventories would have been approximately $1.5 million lower at December 31, 2009. At December 31, 2008, approximately $101.9 million of the Predecessor’s total inventories were valued under LIFO. Under FIFO, such inventories would have been approximately $15.9 million higher at December 31, 2008. All other inventories were valued under the FIFO method.

In connection with both LIFO and FIFO inventories, the Company will record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold.

Purchase price allocated to the fair value of inventory is amortized over the estimated period in which the inventory will be sold.

Depreciation and Amortization

Depreciation and amortization of property and equipment, including capital leases, is provided on a straight-line basis over their estimated useful lives, which are generally as follows:

Buildings and improvements	5-46 years
Machinery and equipment, including leases	1-17 years
Leasehold improvements	Shorter of the term of lease or the estimated useful life

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and related accumulated depreciation are eliminated and the resulting gain or loss is recognized.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Goodwill and Intangible Assets

The following table presents a summary of the activity in goodwill by reporting segment for the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008:

	Predecessor
			Purchase	Translation			Purchase				Successor
	Dec. 31,	Impair-	Account-	&	Dec. 31,	Impair-	Account-	Translation	Dec. 19,	Fresh-	Dec. 31,
	2007	ments	ing(1)	Other(2)	2008	ments	ing(1)	Adjustments	2009	Start(3)	2009
	(Amounts in millions)

Residential Ventilation Products (“RVP”):
Gross goodwill	$798.8	$—	$(5.8)	$(8.0)	$785.0	$—	$—	$0.6	$785.6	$(630.8)	$154.8
Impairment losses	—	(444.0)	—	—	(444.0)	—	—	—	(444.0)	444.0	—

Net RVP goodwill	798.8	(444.0)	(5.8)	(8.0)	341.0	—	—	0.6	341.6	(186.8)	154.8

Home Technology Products (“HTP”):
Gross goodwill	415.6	—	15.2	(2.4)	428.4	—	1.3	0.2	429.9	(429.9)	—
Impairment losses	—	(77.0)	—	—	(77.0)	(284.0)	—	—	(361.0)	361.0	—

Net HTP goodwill	415.6	(77.0)	15.2	(2.4)	351.4	(284.0)	1.3	0.2	68.9	(68.9)	—

Residential HVAC Products (“R-HVAC”):
Gross goodwill	233.7	—	—	(1.7)	232.0	—	—	—	232.0	(232.0)	—
Impairment losses	—	(189.0)	—	—	(189.0)	—	—	—	(189.0)	189.0	—

Net R-HVAC goodwill	233.7	(189.0)	—	(1.7)	43.0	—	—	—	43.0	(43.0)	—

Commercial HVAC Products (“C-HVAC”):
Gross goodwill	80.8	—	—	(5.4)	75.4	—	—	(0.1)	75.3	(75.3)	—
Impairment losses	—	—	—	—	—	—	—	—	—	—	—

Net C-HVAC goodwill	80.8	—	—	(5.4)	75.4	—	—	(0.1)	75.3	(75.3)	—

Consolidated goodwill:
Gross goodwill	1,528.9	—	9.4	(17.5)	1,520.8	—	1.3	0.7	1,522.8	(1,368.0)	154.8
Impairment losses	—	(710.0)	—	—	(710.0)	(284.0)	—	—	(994.0)	994.0	—

Net consolidated goodwill	$1,528.9	$(710.0)	$9.4	$(17.5)	$810.8	$(284.0)	$1.3	$0.7	$528.8	$(374.0)	$154.8

(1)	Purchase accounting adjustments for RVP goodwill during the year ended December 31, 2008 relate to the allocation of purchase price adjustments for certain of the Company’s acquisitions within this segment. Purchase accounting adjustments for HTP goodwill during the year ended December 31, 2008 relate to the allocation of purchase price adjustments for certain of the Company’s acquisitions within this segment of approximately $1.1 million and contingent earnouts related to acquisitions of approximately $14.1 million. See Note 5, “Acquisitions”.

Purchase accounting adjustments for HTP goodwill during the 2009 Predecessor Period relate to contingent earnouts related to acquisitions within this segment of approximately $1.3 million. See Note 5, “Acquisitions”.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

(2)	Translation and other adjustments for the year ended December 31, 2008, by segment, is comprised of the following:

	FIN 48	Translation
	Adjustments	Adjustments	Total
	(Amounts in millions)

RVP	$(5.2)	$(2.8)	$(8.0)
HTP	(1.7)	(0.7)	(2.4)
R-HVAC	(1.7)	—	(1.7)
C-HVAC	(0.5)	(4.9)	(5.4)

Consolidated	$(9.1)	$(8.4)	$(17.5)

(3)	Refer to Note 3,“Fresh-Start Accounting”, for further information surrounding fresh-start accounting adjustments.

As discussed in Note 3, “Fresh-Start Accounting”, the Company adopted fresh-start accounting upon emergence from bankruptcy, which resulted in a new determination of goodwill in accordance with ASC 852. As indicated in the table above, the new determination of goodwill under ASC 852 resulted in a reduction to Predecessor goodwill of approximately $374.0 million, which the Company allocated to the reporting units based on the estimated fair value of each of the reporting units and related net assets and liabilities, including the fair value adjustments under ASC 852 discussed previously, of each reporting unit as of the Effective Date. Based on this analysis, the Company determined that the remaining goodwill as of the Effective Date of approximately $154.8 million would be allocated to the Residential Ventilation Products (“RVP”) segment.

Prior to the adoption of fresh-start accounting, the Predecessor classified as goodwill the cost in excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions (see Note 5, “Acquisitions”), net of any subsequent impairment losses. Predecessor purchase accounting adjustments relate principally to final revisions resulting from the completion of fair value adjustments and adjustments to deferred income taxes that impact goodwill.

The Company accounts for acquired goodwill and intangible assets in accordance with ASC 805 and ASC Topic 350, “Goodwill and Other” (“ASC 350”), which involves judgment with respect to the determination of the purchase price and the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill recorded in a purchase.

Under ASC 350, goodwill and intangible assets determined to have indefinite useful lives are not amortized. Instead, these assets are evaluated for impairment on an annual basis, or more frequently when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value, including, among others, a significant adverse change in the business climate. The Company has set the annual evaluation date as of the first day of its fiscal fourth quarter. The reporting units evaluated for goodwill impairment by the Company have been determined to be the same as the Company’s operating segments in accordance with the criteria in ASC 350 for determining reporting units and include RVP, HTP, R-HVAC and C-HVAC.

As indicated in the table above, during 2008, the Predecessor recognized a goodwill impairment charge totaling approximately $710.0 million based upon an interim impairment test performed during the third quarter and finalized in the fourth quarter of 2008. As of December 31, 2008, the Predecessor completed another interim impairment test, but no additional charges were recognized.

During the first six months of 2009, the Company’s businesses continued to experience a difficult market environment due primarily to weak residential new construction, remodeling and residential air conditioning markets. Based on these macro-economic assumptions, the Company believed that EBITDA would continue to

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

decline in 2009 and then begin to rebound in 2010 with continued growth through 2014. The Company’s prior long-term forecasts had expected the rebound in EBITDA to begin to occur in the second half of 2009. As a result, the Company significantly lowered its cash flow forecasts for 2009 and 2010 for all of the reporting units and for 2011 through 2014 for the HTP, R-HVAC and C-HVAC reporting units. As a result, the Company concluded in the second quarter of 2009 that indicators of potential goodwill impairment were present and therefore the Company needed to perform an interim test of goodwill impairment in accordance with ASC 350.

In accordance with ASC 350, the Company prepared an interim Step 1 Test as of July 4, 2009 and an annual Step 1 Test as of October 4, 2009 that compared the estimated fair value of each reporting unit to its carrying value. The Company utilized a combination of a discounted cash flow (“DCF”) approach and an EBITDA multiple approach in order to value the Company’s reporting units required to be tested for impairment.

The DCF approach required that the Company forecast future cash flows of the reporting units and discount the cash flow stream based upon a weighted average cost of capital (“WACC”) that was derived, in part, from comparable companies within similar industries. The DCF calculations also included a terminal value calculation that was based upon an expected long-term growth rate for the applicable reporting unit. The Company believes that its procedures for estimating DCF, including the terminal valuation, were reasonable and consistent with market conditions at the time of estimation.

The EBITDA multiple approach required that the Company estimate certain valuation multiples of EBITDA derived from comparable companies, and apply those derived EBITDA multiples to the applicable reporting unit’s estimated EBITDA for selected EBITDA measurement periods.

The annual Step 1 valuations as of October 4, 2009 were determined using a weighted average of 50% of the DCF approach and 50% for the EBITDA multiple approach, which the Company determined to be the most representative allocation for the measurement of the long-term fair value of the reporting units. In 2008, and for the interim Step 1 Test as of July 4, 2009, the Company used a weighted average of 70% of the DCF approach and 30% of the EBITDA multiple approach. The adjustment to the allocation percentages used for the annual impairment test reflects the Company’s belief that there is still significant risk in the overall worldwide economy that could impact the future projections used in the DCF approach and therefore increasing the allocation to the EBITDA multiple approach provides better balance to the shorter-term valuation conclusions under the EBITDA multiple approach and the longer-term valuation conclusions under the DCF approach.

The results of the Step 1 Tests performed as of July 4, 2009 indicated that the carrying value of the HTP reporting unit exceeded the estimated fair value determined by the Company and, as such, a “Step 2 Test” was required for this reporting unit. The estimated fair values of the RVP, R-HVAC and C-HVAC reporting units exceeded the carrying values so no further interim impairment analysis was required for these reporting units as of July 4, 2009. The results of the Step 1 Tests performed as of October 4, 2009 for the Company’s annual impairment test indicated that the estimated fair values of the reporting units exceeded the carrying values so no further impairment analysis was required.

The Company believes that its assumptions used to determine the estimated fair values for its reporting units as of July 4, 2009 and October 4, 2009 were reasonable.

Based on the Company’s estimates at October 4, 2009, the impact of reducing the Company’s fair value estimates for RVP, HTP and R-HVAC by 10% would have no impact on the Company’s goodwill assessment for these reporting units. For C-HVAC the impact of reducing the Company’s fair value estimates as of October 4, 2009 by 10% would have reduced the estimated fair value to an amount below the carrying value for this reporting unit and therefore would have required the Company to perform additional impairment

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

analysis for this reporting unit. As a result of the application of fresh-start accounting, HTP, R-HVAC and C-HVAC have no goodwill as of December 31, 2009.

The preliminary Step 2 Test for HTP for the second quarter of 2009 required the Company to measure the potential impairment loss by allocating the estimated fair value of each reporting unit, as determined in Step 1, to the reporting unit’s assets and liabilities, with the residual amount representing the implied fair value of goodwill and, to the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized. As such, the Step 2 Test for HTP under ASC 350 required the Company to perform a theoretical purchase price allocation for HTP to determine the implied fair value of goodwill as of the evaluation date. Due to the complexity of the analysis required to complete the Step 2 Tests, and the timing of the Company’s determination of the goodwill impairment, the Company had not finalized its Step 2 Tests at the end of the second and third quarters of 2009. In accordance with the guidance in ASC 350, the Company completed a preliminary assessment of the expected impact of the Step 2 Tests using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary goodwill impairment charge in the second quarter of 2009 of approximately $250.0 million for HTP.

During the fourth quarter of 2009, the Company completed its Step 2 Testing under ASC 350 for the HTP reporting unit by performing the following procedures, among others:

•	Finalized the detailed appraisals used to determine the estimated fair value of intangible assets, real estate and machinery and equipment in accordance with methodologies for valuing assets under ASC 805.

•	Finalized the analysis to determine the estimated fair value adjustment required for inventory.

•	Finalized the deferred tax analysis, which included determining the deferred tax consequences of the theoretical purchase price adjustments required by the Step 2 Test.

The Company believes that the procedures performed and estimates used in the theoretical purchase price allocation for HTP required for Step 2 Testing under ASC 350 were reasonable and in accordance with the guidelines for acquisition accounting included in ASC 805 to determine the theoretical fair value of the assets and liabilities of the HTP reporting unit used in the Step 2 Testing.

As a result of the completion of the Step 2 Testing, the Company recorded a final goodwill impairment charge for HTP as of July 4, 2009 of approximately $284.0 million. This represented an increase in the goodwill impairment charge of approximately $34.0 million, which was recorded in the Predecessor period from October 4, 2009 to December 19, 2009. The primary reasons for the change from the preliminary goodwill impairment charge recorded in the second quarter of 2009 were changes in the theoretical valuation of intangible assets from the initial estimate used, net of the related deferred tax impact.

Although the Company believes that the forecast and valuation assumptions used are reasonable, the worldwide economic situation remains highly volatile and if the downturn persists or the recovery is slower than anticipated, the Company may be required to take additional goodwill impairment charges in the future. Accordingly, there can be no assurance that the Company’s future forecasted operating results will be achieved or that future goodwill impairment charges will not need to be recorded, even after the significant reduction in goodwill that resulted from the adoption of fresh-start accounting subsequent to the Effective Date.

In accordance with ASC Topic 360, “Property, Plant and Equipment” (“ASC 360”), the Company evaluates the realizability of long-lived assets, which primarily consists of property and equipment and definite lived intangible assets (the “ASC 360 Long-Lived Assets”), when events or business conditions warrant it as well as whenever an interim goodwill impairment test is required under ASC 350, based on expectations of non-discounted future cash flows for each subsidiary. ASC 350 requires that the ASC 360 impairment test be completed and any ASC 360 impairment be recorded prior to the goodwill impairment test. As a result of the Company’s conclusion that an interim goodwill impairment test was required during the second quarter of

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

2009, the Company performed an interim test for the impairment of long-lived assets under ASC 360 in the second quarter of 2009 and determined that there were no impairment indicators under ASC 360. The Company also completed an ASC 360 evaluation as of December 19, 2009, prior to the Company’s emergence from bankruptcy and the adoption of fresh-start accounting. As a result, the Company recorded an approximate $1.2 million intangible asset impairment for a foreign subsidiary in the HTP segment in selling, general and administrative expense, net in the accompanying statement of operations. The Company determined that there were no other significant impairments under ASC 360.

The evaluation of the impairment of long-lived assets, other than goodwill, was based on expectations of non-discounted future cash flows compared to the carrying value of the long-lived asset groups in accordance with ASC 360. If the sum of the expected non-discounted future cash flows was less than the carrying amount of the ASC 360 Long-Lived Assets, the Company would recognize an impairment loss. The Company’s cash flow estimates were based upon historical cash flows, as well as future projected cash flows received from subsidiary management in connection with the annual Company-wide planning process and interim forecasting, and included a terminal valuation for the applicable subsidiary based upon an EBITDA multiple. The Company estimated the EBITDA multiple by reviewing comparable company information and other industry data. The Company believes that its procedures for estimating gross future cash flows, including the terminal valuation, are reasonable and consistent with current market conditions for each of the dates when impairment testing was performed.

In connection with the adoption of fresh-start accounting, intangible assets were recorded at their estimated fair value, which was based, in part, on third party valuations, as of December 19, 2009. Intangible assets consist principally of trademarks, developed technology (unpatented and patented), customer relationships, and other (which includes, among others, non-compete and supplier agreements and backlog). The value assigned to the Company’s trademarks and developed technology was based on the relief from royalty method using estimated royalty rates that a willing buyer would pay for the use of the trademark or identified technology. The fair value was calculated by discounting future cash flows or royalties at the required rate of return to present value as of December 19, 2009. The value assigned to the Company’s customer relationships was based on the multi-period excess earnings method which estimated the fair value of the asset by discounting future projected earnings of the asset to present value as of December 19, 2009. Key assumptions used in these valuation methods include: management’s projections of revenues, expenses and cash flows for future years; an estimated weighted average cost of capital, depending on the reporting unit and nature of the asset, ranging from 12.3% to 17.2%; an internal rate of return, depending on the reporting unit and nature of the asset, ranging from 12.7% to 16.6%, an assumed discount rate, depending on the reporting unit and nature of the asset, ranging from 13.8% to 18.5%, and a tax rate, depending on the reporting unit, ranging from approximately 37.0% to 39.0%. Accordingly, the fair values are based on estimates which are inherently subject to significant uncertainties and actual results could vary significantly from these estimates.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The table that follows presents the Successor’s major components of intangible assets as of December 31, 2009:

	Successor
	Gross		Net	Weighted Average
	Carrying	Accumulated	Intangible	Remaining
	Amount	Amortization	Assets	Useful Lives
		(Amounts in millions except for useful lives)

December 31, 2009:
Trademarks	$139.8	$(0.5)	$139.3	21.0
Developed Technology	49.0	(0.2)	48.8	13.0
Customer relationships	339.6	(0.8)	338.8	18.0
Others	9.7	—	9.7	3.0

	$538.1	$(1.5)	$536.6	18.0

Developed Technology, trademarks and customer relationships are amortized on a straight-line basis. Amortization of intangible assets charged to operations amounted to approximately $1.5 million, $22.2 million, $28.2 million and $27.5 million for the 2009 Successor Period, the 2009 Predecessor Period and the years ended December 31, 2008 and 2007, respectively. As of December 31, 2009, the estimated future intangible asset amortization expense aggregates approximately $536.6 million as follows:

Year Ended	Annual Amortization
December 31,	Expense
(Amounts in millions)
(Unaudited)

2010	$36.5
2011	31.1
2012	31.0
2013	31.0
2014	30.7
2015 and thereafter	376.3

In connection with the adoption of fresh-start accounting, Predecessor intangible assets were eliminated. A summary of Predecessor intangible assets as of December 31, 2008, is show below:

	Predecessor
	Gross		Net	Weighted Average
	Carrying	Accumulated	Intangible	Remaining
	Amount	Amortization	Assets	Useful Lives
		(Amounts in millions except for useful lives)

December 31, 2008:
Trademarks	$98.5	$(25.6)	$72.9	10.0
Developed Technology	34.3	(8.9)	25.4	11.0
Customer relationships	80.7	(54.6)	26.1	2.0
Others	29.3	(18.3)	11.0	2.0

	$242.8	$(107.4)	$135.4	5.0

For further information on the adoption of fresh-start accounting, see Note 3, “Fresh-Start Accounting”.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Pensions and Post Retirement Health Benefits

The Company accounts for pensions and post retirement health benefits in accordance with ASC Topic 715, “Compensation — Retirement Benefits,” (“ASC 715”). The accounting for pensions requires the estimation of such items as the long-term average return on plan assets, the discount rate, the rate of compensation increase and the assumed medical cost inflation rate. Such estimates require a significant amount of judgment. See Note 10, “Pension, Profit Sharing and Other Post-Retirement Benefits”, for a discussion of these judgments.

Insurance Liabilities

The Company records insurance liabilities and related expenses for health, workers compensation, product and general liability losses, and other insurance reserves and expenses in accordance with either the contractual terms of its policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent they are expected to be paid in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. The Company considers historical trends when determining the appropriate insurance reserves to record in the consolidated balance sheet for a substantial portion of its workers compensation and general and product liability losses. In certain cases where partial insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to the Company.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with ASC 740, “Income Taxes” (“ASC 740”), which requires that the deferred tax consequences of temporary differences between the amounts recorded in the Company’s consolidated financial statements and the amounts included in the Company’s federal and state income tax returns be recognized in the balance sheet. As the Company generally does not file its income tax returns until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that fiscal year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that Nortek and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards and valuation allowances required, if any, for tax assets that may not be realizable in the future. ASC 740 requires balance sheet classification of current and long-term deferred income tax assets and liabilities based upon the classification of the underlying asset or liability that gives rise to a temporary difference (see Note 7, “Income Taxes”).

Stock-Based Compensation

The Company measures stock-based compensation expense at fair value in accordance with ASC 718, “Compensation — Stock Compensation” (“ASC 718”), and recognizes such expense over the vesting period of the stock-based employee awards. For the 2009 Predecessor Period and the years ended December 31, 2008 and 2007, the Company recognized stock-based employee compensation expense approximately $0.1 million, $0.1 million and $0.3 million, respectively. There was a de minimus amount of stock-based employee compensation expense recorded for the 2009 Successor Period. See Note 9, “Stock-Based Compensation”, for further information regarding the Successor’s and the Predecessor’s stock-based compensation programs.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Commitments and Contingencies

The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued are estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes. See Note 11, “Commitments and Contingencies”, for further information regarding the Company’s commitments and contingencies.

Research and Development

The Company’s research and development activities are principally new product development and represent approximately 3.5%, 2.9%, 2.5% and 2.4% of the Company’s consolidated net sales for the 2009 Successor Period, the 2009 Predecessor Period and the years ended December 31, 2008 and 2007, respectively, and are recorded in selling, general and administrative expense, net.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings, unrealized gains and losses from currency translation, and pension liability adjustments, net of tax attributes. The components of the Company’s comprehensive income (loss) and the effect on earnings for the periods presented are detailed in the accompanying consolidated statement of stockholders’ investment.

The balances of each classification, net of tax attributes, within accumulated other comprehensive income (loss) as of the periods presented are as follows:

			Total
			Accumulated
	Foreign	Post-Retirement	Other
	Currency	Liability	Comprehensive
	Translation	Adjustment, net	Income (Loss)
	(Amounts in millions)

Predecessor
Balance, December 31, 2006	$12.9	$(1.3)	$11.6
Change during the period	15.4	10.7	26.1

Balance, December 31, 2007	28.3	9.4	37.7
Change during the period	(25.7)	(36.4)	(62.1)

Balance, December 31, 2008	2.6	(27.0)	(24.4)
Change during the period	8.0	4.8	12.8

Balance, December 19, 2009	10.6	(22.2)	(11.6)
Fresh-start accounting adjustments	(10.6)	22.2	11.6

Balance, December 20, 2009	—	—	—
Successor
Change during the period	0.7	0.8	1.5

Balance, December 31, 2009	$0.7	$0.8	$1.5

Foreign Currency Translation

The financial statements of subsidiaries outside the United States are measured using the foreign subsidiaries’ local currency as the functional currency. The Company translates the assets and liabilities of its

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

foreign subsidiaries at the exchange rates in effect at year-end. Net sales, costs and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income (loss) included in stockholders’ investment in the accompanying consolidated balance sheet. Transaction gains and losses are recorded in selling, general and administrative expense, net.

Earnings Per Share

The Company calculates basic and diluted earnings per share (“EPS”) in accordance with ASC 260, “Earnings Per Share” (“ASC 260”). Basic earnings per share amounts have been computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share amounts have been computed using the weighted average number of common shares outstanding and dilutive potential common shares outstanding during each period.

A reconciliation between basic and diluted earnings per share is as follows:

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions, except shares and per share data)
Net (loss) earnings	$(3.4)	$612.1	$(780.7)	$32.4

Weighted average common shares outstanding	15,000,000	3,000	3,000	3,000
Dilutive effect of common stock equivalents	—	—	—	—

Dilutive shares outstanding	15,000,000	3,000	3,000	3,000

Basic (Loss) Earnings per share	$(0.23)	$204,033.33	$(260,233.33)	$10,800.00

Diluted (Loss) Earnings per share	$(0.23)	$204,033.33	$(260,233.33)	$10,800.00

The effect of potential common share equivalents, including warrants, unvested restricted stock, and stock options were excluded from the computation of diluted shares outstanding for the 2009 Successor Period, as inclusion would have resulted in anti-dilution. A summary of these common share equivalents excluded from the 2009 Successor Period is as follows:

Warrants to purchase common stock at an exercise price of $52.80 per share	789,474
Restricted stock	710,731
Stock options to purchase common stock at an exercise price of $17.50 per share	710,731

Total	2,210,936

There were no potential common share equivalents outstanding during the Predecessor periods presented.

Earnings per share attributable to the Company for the 2009 Successor Period is not comparable to that for the 2009 Predecessor Period or the years ended December 31, 2008 and 2007, as all Predecessor common stock was extinguished as part of the Company’s reorganization. See Note 2, “Reorganization Under Chapter 11”, and Note 3, “Fresh-Start Accounting”.

Related Party Transactions

The Predecessor had a management agreement with an affiliate of Thomas H. Lee Partners, L.P. (“THL”) providing for certain financial and strategic advisory and consultancy services. The Predecessor expensed

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

approximately $1.0 million, $2.0 million and $1.8 million during the 2009 Predecessor Period and the years ended December 31, 2008 and 2007, respectively, related to this management agreement. In connection with the Reorganization, the management agreement was terminated as of the Effective Date.

During the fourth quarter of 2008, certain executive officers of the Company invested with THL in the purchase of certain senior unsecured loans with accreted value of approximately $83.0 million issued by NTK Holdings. As a result of the Reorganization, these executive officers received 6,606 shares of common stock and warrants exercisable for the purchase of 17,384 shares of common stock based upon their indirect pro rata ownership of such senior unsecured loans issued by NTK Holdings.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy will be required to be disclosed. These additional requirements are effective January 1, 2010 for quarterly and annual reporting. These amendments will not have an impact on the consolidated financial results as this guidance relates only to additional disclosures. In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments. These changes will be effective January 1, 2011 and are not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (“VSOE”), vendor objective evidence (“VOE”) or third-party evidence (“TPE”) is unavailable. This guidance is effective for transactions entered into after January 1, 2011. The Company expects to adopt this guidance on January 1, 2011 and does not expect it to have a material impact on the consolidated financial statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that a company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. Therefore, the Company expects to adopt this guidance on January 1, 2011 and does not expect it to have a material impact on the consolidated financial statements.

5.	ACQUISITIONS

On September 18, 2007, the Company acquired all the capital stock of Stilpol SP. Zo.O. (“Stilpol”) and certain assets and liabilities of Metaltecnica S.r.l. (“Metaltecnica”) for approximately $7.9 million in cash and the assumption of indebtedness of approximately $4.1 million through its kitchen range hood subsidiaries, based in Italy and Poland (“Best Subsidiaries”). The Company’s Best subsidiaries borrowed the cash portion of the purchase price from banks in Italy. These acquisitions supply various fabricated material components and sub-assemblies used by the Company’s Best subsidiaries in the manufacture of kitchen range hoods.

On August 1, 2007, the Company, through its wholly-owned subsidiary Jensen, Inc., acquired certain assets of Solar of Michigan, Inc. (“Triangle”) for approximately $1.7 million of cash. Triangle manufactured,

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

marketed and distributed bath cabinets and related products and subsequent to the acquisition, its operations were consolidated into Broan-NuTone Storage Solutions LP.

On July 27, 2007, the Company acquired all of the ownership units of HomeLogic LLC (“HomeLogic”) for approximately $5.1 million (utilizing approximately $3.1 million of cash and issuing unsecured 6% subordinated notes totaling approximately $2.0 million due July 2011) plus contingent consideration, which may be payable in future years. HomeLogic is located in Marblehead, MA and designs and sells software and hardware that facilitates the control of third party residential subsystems such as home theater, whole-house audio, climate control, lighting, security and irrigation.

On July 23, 2007, the Company, through its wholly-owned subsidiary, Linear LLC (“Linear”), acquired the assets and certain liabilities of Aigis Mechtronics, Inc. (“Aigis”) for approximately $2.8 million (utilizing approximately $2.2 million of cash and issuing unsecured 6% subordinated notes totaling approximately $0.6 million due July 2011). Aigis is located in Winston-Salem, NC and manufactures and sells equipment, such as camera housings, into the close-circuit television portion of the global security market.

On June 25, 2007, the Company, through Linear, acquired International Electronics, Inc. (“IEI”) through a cash tender offer to purchase all of the outstanding shares of common stock of IEI at a price of $6.65 per share. The total purchase price was approximately $13.8 million. IEI designed and sold security and access control components and systems for use in residential and light commercial applications and subsequent to the acquisition, its operations were consolidated into Linear.

On April 10, 2007, the Company, through Linear, acquired the assets and certain liabilities of c.p. All Star Corporation (“All Star”) for approximately $2.8 million (utilizing approximately $2.3 million of cash and issuing unsecured 6% subordinated notes totaling $0.5 million due April 2009). All Star manufactured and distributed of residential, commercial and industrial gate operators, garage door openers, radio controls and accessory products for the garage door and perimeter security industry. Subsequent to its acquisition, its operations were consolidated into Linear.

On March 26, 2007, the Company, through its wholly-owned subsidiary, Advanced Bridging Technologies, Inc. (“ABT”), acquired certain assets of Personal and Recreational Products, Inc. (“Par Safe”) for future contingent consideration of approximately $4.6 million that was earned in 2007 and was paid in April 2008. In 2009, an additional approximate $1.3 million of contingent consideration was earned related to the acquisition of Par Safe and was paid in February 2010. Par Safe designed and sold home safes and solar LED security lawn signs.

On March 2, 2007, the Company, through Linear, acquired the stock of LiteTouch, Inc. (“LiteTouch”) for approximately $10.5 million (utilizing approximately $8.0 million of cash and issuing unsecured 6% subordinated notes totaling $2.5 million due March 2009) plus contingent consideration, which may be payable in future years. LiteTouch is located in Salt Lake City, UT and designs, manufactures and sells automated lighting controls for a variety of uses including residential, commercial, new construction and retro-fit applications.

On June 15, 2007, the Company, through its wholly-owned subsidiary, Mammoth China Ltd. (“Mammoth China”), increased its ownership interests in Mammoth (Zhejiang) EG Air Conditioning Ltd. (“MEG”) and Shanghai Mammoth Air Conditioning Co., Ltd. (“MSH”) to seventy-five percent. Prior to June 15, 2007 and subsequent to January 25, 2006, Mammoth China had a sixty-percent interest in MEG and MSH. Prior to January 25, 2006, Mammoth China had a forty-percent minority interest in MEG and a fifty-percent interest in MSH, as a result, the Company did not have a controlling interest and accounted for these investments under the equity method of accounting. In connection with the Company’s SFAS No. 144 evaluation, the Company recorded an approximate $3.3 million non-cash write-down of MEG and MSH. In 2009, the Predecessor sold its ownership interest in MEG and MSH.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

With the exception of Stilpol, Metaltecnica, Triangle, which are included in the RVP segment, and MEG and MSH, which are included in the C-HVAC segment, all acquisitions are included in the HTP segment in the Company’s segment reporting (see Note 12, “Segment Information and Concentrations of Credit Risk”).

Contingent consideration of approximately $14.1 million was paid during 2009 and approximately $32.7 million of contingent consideration was paid in 2008 related to the acquisition of certain entities. The remaining maximum potential amount of contingent consideration that may be paid in the future for all completed acquisitions is approximately $7.3 million, of which approximately $1.3 million was accrued for at December 31, 2009 and was paid in February 2010.

Acquisitions are accounted for as purchases and accordingly have been included in the Company’s consolidated results of operations since their acquisition date. For recent acquisitions, the Company has made preliminary estimates of the fair value of the assets and liabilities of the acquired companies, including intangible assets and property and equipment, as of the date of acquisition, utilizing information available at the time that the Company’s consolidated financial statements were prepared. These estimates are subject to refinement until all pertinent information has been obtained.

Pro forma results related to these acquisitions have not been presented, as the effect is not significant to the Company’s consolidated operating results.

6.	CASH FLOWS

The impact of changes in foreign currency exchange rates on cash was not material and has been included in Other, net in the accompanying consolidated statement of cash flows.

Interest paid was approximately $0.1 million, $116.1 million, $118.5 million and $120.7 million for the 2009 Successor Period, the 2009 Predecessor Period and the years ended December 31, 2008 and 2007, respectively.

Net cash paid for acquisitions for the periods presented was as follows:

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions)
Fair value of assets acquired	$—	$—	$—	$105.7
Liabilities assumed or created	(—)	(—)	(—)	(67.8)

Net assets of businesses acquired	—	—	—	37.9
Payment of contingent consideration	—	14.1	32.7	55.6

	$—	$14.1	$32.7	$93.5

Contingent consideration of approximately $1.3 million was earned in the 2009 Predecessor Period (see Note 5, “Acquisitions”) and was paid in February 2010. This amount is included in accrued expenses and taxes, net on the Successor’s accompanying consolidated balance sheet at December 31, 2009 and has been excluded from the accompanying consolidated statement of cash flows for the 2009 Predecessor Period.

Significant non-cash financing activities excluded from the consolidated statement of cash flows, for the 2009 Predecessor Period, include the issuance of $753.3 million of the 11% Notes in exchange for the cancellation of $750.0 million of the 10% Notes plus all accrued interest expense as of December 17, 2009 of approximately $3.3 million in connection with the Chapter 11 proceedings (see Note 2, “Reorganization Under Chapter 11” and Note 8, “Notes, Mortgage Notes and Obligations Payable”). There were no significant

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

non-cash investing activities for the 2009 Predecessor Period and no significant non-cash financing or investing activities for the 2009 Successor Period and the years ended December 31, 2008 and 2007.

7.	INCOME TAXES

The following is a summary of the components of (loss) earnings before (benefit) provision for income taxes for the periods presented:

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions)
Domestic	$(4.3)	$683.1	$(777.4)	$31.1
Foreign	(0.5)	14.0	23.6	34.4

	$(4.8)	$697.1	$(753.8)	$65.5

The following is a summary of the (benefit) provision for income taxes included in the accompanying consolidated statement of operations for the periods presented:

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions)
Federal income taxes:
Current	$—	$0.7	$—	$21.6
Deferred	(1.3)	65.2	11.1	(6.0)

	(1.3)	65.9	11.1	15.6
Foreign	0.1	10.4	14.0	14.7
State	(0.2)	8.7	1.8	2.8

	$(1.4)	$85.0	$26.9	$33.1

Income tax payments, net of refunds, in the 2009 Successor Period, the 2009 Predecessor Period and the years ended December 31, 2008 and 2007 were approximately $0.2 million, $12.8 million, $10.7 million and $10.9 million, respectively.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The table that follows reconciles the federal statutory income tax dollar amount to the actual income tax provision for the periods presented.

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions)
Income tax at the federal statutory rate	$(1.7)	$244.0	$(263.8)	$22.9
Net change from statutory rate:
Impact of fresh-start accounting adjustments and debt forgiveness	—	(243.7)	—	—
State income tax provision, net of federal income tax effect	(0.1)	5.7	1.8	1.8
Goodwill impairment	—	68.8	244.4	—
Increase in valuation allowance	—	—	35.4	—
Non-deductible expenses, net	—	—	1.0	0.9
Tax effect resulting from foreign activities and foreign dividends	0.4	10.4	11.1	6.0
Uncertain tax positions / FIN 48	—	(0.2)	(3.3)	1.3
Other, net	—	—	0.3	0.2

	$(1.4)	$85.0	$26.9	$33.1

The table that follows reconciles the federal statutory income tax rate to the effective tax rate for the periods presented:

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Year Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007

Effective tax rate%:
Income tax at the federal statutory rate	35.0%	35.0%	35.0%	35.0%
Net change from statutory rate:
Impact of fresh-start accounting adjustments and debt forgiveness	—	(35.0)	—	—
State income tax provision, net of federal income tax effect	2.1	0.8	(0.2)	2.8
Goodwill impairment	—	9.9	(32.4)	—
Increase in valuation allowance	—	—	(4.7)	—
Non-deductible expenses, net	—	—	(0.1)	1.4
Tax effect resulting from foreign activities and foreign dividends	(8.3)	1.5	(1.5)	9.1
Uncertain tax positions / FIN 48	—		0.4	1.9
Other, net	0.4	—	(0.1)	0.3

	29.2%	12.2%	(3.6)%	50.5%

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The tax effect of temporary differences which give rise to significant portions of deferred income tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
	(Amounts in millions)

Prepaid Income Tax Assets (classified current)
Arising From:
Accounts receivable	$4.3	$4.3
Inventories	(3.7)	4.9
Insurance reserves	9.9	6.5
Warranty accruals	9.7	8.3
Net operating loss and tax credits	—	—
Valuation allowances	—	(21.0)
Other reserves and assets, net	5.2	8.0

	$25.4	$11.0

Deferred Income Tax Assets (Liabilities)
(classified non-current)
Arising From:
Property and equipment, net	$(27.6)	$(13.4)
Intangible assets, net	(166.0)	(21.5)
Pension and other benefit accruals	13.4	15.7
Insurance reserves	9.0	12.0
Warranty accruals	7.7	8.5
Net loss and credit carry forwards	23.8	19.2
Other reserves and assets, net	7.5	15.9
Valuations allowance	(27.4)	(54.5)
Tax deductible Goodwill	47.0	(12.6)

	$(112.6)	$(30.7)

During the third quarter of 2008, the Predecessor evaluated the realizability of its domestic deferred tax assets as a result of economic conditions, its operating results and its revised forecast, including the increase in future interest expense as a result of the debt refinancing that occurred in May 2008. As a result of this analysis during the third quarter of 2008, the Predecessor established a valuation allowance of approximately $14.6 million against domestic deferred tax assets in existence at December 31, 2007. In addition, for the year ended December 31, 2008, the Predecessor recorded a valuation allowance against certain tax assets related to domestic and foreign operating losses generated in 2008 of approximately $40.9 million. During 2009 and prior to the Effective Date, the Predecessor provided an additional federal, foreign and state valuation allowance of approximately $57.0 million. In assessing the need for a valuation allowance, the Predecessor assessed the available means of recovering its deferred tax assets, including the ability to carry back net operating losses, available deferred tax liabilities, tax planning strategies and projections of future taxable income. At the time of the evaluation, the Predecessor concluded that it was more likely than not, based upon all available evidence, that a valuation allowance was required for substantially all of its net domestic deferred tax assets, and certain foreign deferred tax assets and net operating losses.

As of December 31, 2009, as a result of income and related deferred tax liabilities recognized through fresh-start accounting, the Company has determined that a valuation allowance is no longer required for most of its domestic deferred tax assets. The Company has sufficient reversing deferred tax liabilities available so

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

that it is more likely than not that its deferred tax assets will be realized. The Company continues to maintain a valuation allowance for foreign net operating loss carryforwards and for certain deferred tax assets that, if recognized, would result in capital losses.

As of December 17, 2009, all of the Company’s federal net operating losses and federal credit carryforwards have been reduced to zero by the income from the discharge of indebtedness that was excluded from federal taxable income. The Company does have a federal net operating loss carryforward related to the 2009 Successor Period of approximately $1.0 million.

The Successor has not provided United States income taxes or foreign withholding taxes on unremitted foreign earnings of approximately $33.0 million as those amounts are considered indefinitely invested.

The Company has approximately $76.0 million of foreign net operating loss carry-forwards that if utilized would offset future foreign tax payments.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2009 and 2008 is as follows:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
	(Amounts in millions)

Balance at January 1,	$28.6	$34.2
Gross increases related to positions taken in the current year	4.7	5.0
Gross increases related to positions taken in prior periods	1.4	1.3
Decreases related to adjustment of prior period items	(2.2)	—
Decreases related to settlements with taxing authorities	—	(7.8)
Decreases related to fresh-start accounting adjustments	(5.6)	—
Decreases due to lapse of statutes of limitation related to state tax and foreign items	(4.0)	(4.1)

Balance at December 31,	$22.9	$28.6

As of December 31, 2009, the Successor has approximately $4.2 million in unrecognized benefits relating to various state tax issues, for which the statute of limitations is expected to expire in 2010. The amount of unrecognized tax benefits that impact the effective tax rate, if recognized, is approximately $13.1 million. The difference between the total amount of unrecognized tax benefits and the amount that would impact the effective rate consists of the federal tax benefit of state tax items, and items that if recognized would result in a corresponding increase in deferred tax liabilities.

As of January 1, 2009, the Predecessor accrued approximately $4.5 million of interest related to uncertain tax positions. As of December 31, 2009, the Successor’s total amount of accrued interest related to uncertain tax positions is approximately $3.8 million. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state taxes. The Company has included a benefit of approximately $0.7 million as part of its current year tax provision related to a reduction of interest on uncertain tax positions. During 2008, the predecessor’s tax provision reflected a benefit of approximately $1.6 million related to reductions in interest on uncertain tax positions.

During 2009, the Company received a report of proposed audit adjustments related to one of its foreign subsidiaries. In the report, the taxing authorities proposed adjustments resulting in additional income tax related penalties and interest up to a maximum amount of approximately $5.0 million. The Company reviewed the report and the related proposed adjustments. Based upon the Company’s review of the audit report and

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

related proposed adjustments, approximately $1.5 million of additional taxes, interest and penalties were recorded in 2009 related to these uncertain tax positions. At December 31, 2009, the Company has accrued a total of approximately $2.3 million of tax, penalties and interest related to these proposed adjustments (including approximately $0.8 million that had been accrued in previous years).

The Company and its subsidiaries’ federal, foreign and state income tax returns are generally subject to audit for all tax periods beginning in 2005 through the present year. In late 2008, the Predecessor completed an audit of its federal income tax returns for the periods ended August 27, 2004, December 31, 2004 and December 31, 2005. In addition, the statute of limitations related to various uncertain tax positions expired in the fourth quarter of 2008. As a result of these events, the Predecessor reduced its reserve for uncertain tax positions by approximately $11.9 million and reduced its accrual for interest related to these positions by approximately $3.0 million. Approximately $9.1 million of the total reduction in reserve reduced goodwill.

8.	NOTES, MORTGAGE NOTES AND OBLIGATIONS PAYABLE

Notes payable and other short-term obligations

Short-term bank obligations at December 31, 2009 and 2008 consist of the following:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
	(Amounts in millions)

Secured lines of credit and bank advances of the Company’s foreign subsidiaries	$13.4	$32.7

Short-term bank obligations of the Successor’s foreign subsidiaries are secured by accounts receivable, letters of credit and buildings of the Successor’s foreign subsidiaries with an aggregate net book value of approximately $13.4 million and have a weighted average interest rate of approximately 2.8% at December 31, 2009.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Notes, Mortgage Notes and Obligations Payable

Notes, mortgage notes and obligations payable, included in the accompanying consolidated balance sheet at December 31, 2009 and 2008, consist of the following:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
	(Amounts in millions)

11% Senior Secured Notes due 2013 (the “11% Notes”)	$753.3	$—
Successor $300.0 million ABL Facility	90.0	—
Predecessor $350.0 million ABL Facility	—	145.0
10% Senior Secured Notes due December 31, 2013 (the “10% Notes”), net of unamortized discount of approximately $7.1 million at December 31, 2008	—	742.9
8 1/2% Senior Subordinated Notes due 2014	—	625.0
9 7/8% Senior Subordinated Notes due 2011, including unamortized premium	—	10.0
Mortgage notes payable	3.1	4.0
Other	25.5	39.8

	871.9	1,566.7
Less amounts included in current liabilities	36.5	21.2

	$835.4	$1,545.5

11% Senior Secured Notes due 2013

In connection with the Prepackaged Plans as approved by the Bankruptcy Court, on December 17, 2009, the Successor issued 11% Senior Secured Notes due December 1, 2013 (the “11% Notes”) totaling approximately $753.3 million. The 11% Notes were issued to replace the 10% Notes cancelled under the Chapter 11 proceedings and are guaranteed on a senior secured basis by substantially all of the Company’s subsidiaries located in the United States.

Interest on the 11% Notes accrues at the rate of 11% per annum and is payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2010, until maturity. Interest on the 11% Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The 11% Notes contain an optional redemption provision whereby not more than once during any twelve-month period the Company may redeem the 11% Notes at a redemption price equal to 103.0% plus accrued and unpaid interest, provided that the aggregate amount of these redemptions does not exceed $75.0 million. At any time prior to June 1, 2011, the Company may redeem up to 35% of the aggregate principal amount of the 11% Notes with the net cash proceeds from certain equity offerings at a redemption price of 110.0% plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the 11% Notes remains outstanding after the redemption. On or after June 1, 2011 the 11% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after June 1, 2011 at 105.0%, declining to 102.5% on June 1, 2012 and further declining to 100.0% on June 1, 2013.

In addition, at any time and from time to time prior to June 1, 2011, the Company may redeem all or any portion of the 11% Notes outstanding at a redemption price equal to (a) 100% of the aggregate principal amount of the 11% Notes to be redeemed together with accrued and unpaid interest to such redemption date, plus (b) the “Make Whole Amount”. The “Make Whole Amount” means, with respect to the 11% Notes at

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

any redemption date, the greater of (i) 1.0% of the principal amount of the 11% Notes and (ii) the excess, if any, of (a) an amount equal to the present value of (1) the redemption price of the 11% Notes at June 1, 2011 plus (2) the remaining scheduled interest payments of the 11% Notes to be redeemed, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of the 11% Notes to be redeemed.

The 11% Notes are secured by a first-priority lien on substantially all of the Company’s and its domestic subsidiaries’ tangible and intangible assets, except those assets securing the New ABL Facility on a first-priority basis. The Company’s 11% Notes have a second-priority lien on the New ABL Facility’s first-priority collateral and rank equally with all future senior secured indebtedness of the Company. If the Company experiences a change in control, each holder of the notes will have the right to require the Company to purchase the notes at a price equal to 101% of the principal amount thereof. In addition, a change of control may constitute an event of default under the New ABL Facility.

The indenture governing the 11% Notes contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and sale of assets (all as defined in the indenture and other agreements).

New $300.0 million senior secured asset-based revolving credit facility (the “New ABL Facility”)

On December 17, 2009, the Successor entered into a new $250.0 million senior secured asset-based revolving credit facility, which was increased to $300.0 million in March 2010 (the “New ABL Facility”), and replaced the Predecessor’s five-year $350.0 million senior secured asset-based revolving credit facility (the “Predecessor ABL Facility”). The New ABL Facility consists of a $280.0 million U.S. facility (with a $60.0 million sublimit for the issuance of U.S. standby letters of credit and a $20.0 million sublimit for U.S. swingline loans) and a $20.0 million Canadian facility. As of December 31, 2009, the Company had approximately $90.0 million outstanding under the New ABL Facility and additional borrowing capacity under the New ABL Facility of approximately $131.7 million. Subsequent to December 31, 2009, the Company voluntarily repaid $25.0 million of outstanding borrowings under the New ABL Facility and accordingly has classified such amount as current in the December 31, 2009 Successor balance sheet.

There are limitations on the Company’s ability to incur the full $300.0 million of commitments under the New ABL Facility. Availability is limited to the lesser of the borrowing base under the New ABL Facility and $300.0 million. The borrowing base at any time will equal the sum (subject to certain reserves and other adjustments) of:

•	85% of the net amount of eligible accounts receivable;
•	85% of the net orderly liquidation value of eligible inventory; and
•	available cash subject to certain limitations as specified in the New ABL Facility.

The interest rates applicable to loans under the New ABL Facility are, at the Company’s option, equal to either an adjusted LIBOR rate for a one, two, three or six month interest period (or a nine or twelve month period, if available) or an alternate base rate chosen by the Company, plus an applicable margin percentage ranging from 3.75% to 4.5% for U.S. Borrowings, and 2.75% to 3.5% for Canadian Borrowings, depending on the Company’s Average Excess Availability (as defined in the New ABL Facility). The alternate base rate will be the greater of (1) the prime rate, (2) the Federal Funds rate plus 0.50% or, (3) 1.00% plus the higher of (i) 1.75% and (ii) the LIBOR rate for a 30 day interest period as determined on such day, plus the applicable margin, which is determined based upon the average excess borrowing availability for the previous fiscal quarter. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly. At December 31, 2009, the weighted average interest rate on the New ABL Facility was approximately 6.0%.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The Company will be required to deposit cash from its material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the New ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit, if (i) excess availability (as defined in the New ABL Facility) falls below the greater of $40.0 million and 20% of the borrowing base or (ii) an event of default has occurred and is continuing. In addition, under the New ABL Facility, if (i) excess availability falls below the greater of $40 million and 15% of the borrowing base or (ii) an event of default has occurred and is continuing, the Company will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. The Company’s ability to meet the required fixed charge coverage ratio can be affected by events beyond its control. A breach of any of these covenants could result in a default under the New ABL Facility. As of December 31, 2009, excess availability under the New ABL Facility was approximately $116.7 million, which exceeded $40.0 million and 20% of the borrowing base.

Additional borrowings under the New ABL Facility require the Company and its subsidiaries to make certain customary representations and warranties as of the date of such additional borrowing. In the event that the Company and its subsidiaries are unable to make such representations and warranties on such borrowing date, then the lenders under the New ABL facility may not honor such request for additional borrowing. The New ABL Facility also provides the lenders considerable discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available to the Company and its subsidiaries and may require the Company to repay certain amounts outstanding under the New ABL Facility. There can be no assurance that the lenders under the New ABL Facility will not impose such actions during the term of the New ABL Facility.

The credit agreement for the New ABL Facility contains certain restrictive financial and operating covenants, including covenants that restrict the Company’s ability and the ability of its subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets and take certain other corporate actions. As of December 31, 2009, the Company did not have the capacity to make certain payments, including dividends, under the New ABL Facility.

Pre-Petition Senior Notes and the Predecessor ABL Facility — 2008 Transactions

On May 20, 2008, the Predecessor sold $750.0 million of its 10% Senior Notes at a discount of approximately $7.8 million, which was being amortized over the life of the issue. Net proceeds from the sale of the 10% Notes, after deducting underwriting commissions and expenses, amounted to approximately $721.2 million.

In connection with the offering of the 10% Notes, Nortek also entered into the Predecessor ABL Facility, of which $50.0 million was drawn at closing. Subsequent to the closing, Nortek had net additional borrowings under the Predecessor ABL Facility of approximately $95.0 million. Borrowings outstanding under the Predecessor ABL Facility at December 31, 2008 of approximately $145.0 million were classified as long-term since the Predecessor ABL Facility matured on May 20, 2013. The Predecessor incurred fees and expenses of approximately $12.8 million, which were capitalized and were being recognized as non-cash interest expense over the term of the Predecessor ABL Facility. The Predecessor ABL Facility replaced Nortek’s $200.0 million revolving credit facility that was to mature on August 27, 2010 and consisted of a $330.0 million U.S. facility (with a $60.0 million sublimit for the issuance of U.S. standby letters of credit and a $20.0 million sublimit for U.S. swingline loans) and a $20.0 million Canadian facility.

The net proceeds from the 10% Notes and the Predecessor ABL Facility were used to repay all of the outstanding indebtedness on May 20, 2008 under Nortek’s existing senior secured credit facility, which included approximately $675.5 million outstanding under Nortek’s senior secured term loan and approximately $80.0 million outstanding under the revolving portion of the Nortek senior secured credit facility plus accrued

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

interest and related fees and expenses. The redemption of Nortek’s senior secured term loan resulted in a pre-tax loss of approximately $9.9 million in the second quarter of 2008, primarily as a result of writing off unamortized deferred debt expense.

Other Indebtedness

At December 31, 2009 and 2008, our Best subsidiary was not in compliance with certain maintenance covenants with respect to certain loan agreements and as a result, we classified approximately $4.1 million and $8.1 million of outstanding borrowings under such “long-term debt” agreements as a current liability on our consolidated balance sheet at December 31, 2009 and 2008, respectively. Our Best subsidiary is in the process of obtaining waivers from its lender, which would indicate that Best was not required to comply with the maintenance covenants as of December 31, 2009. No assurances can be given that Best will be successful in obtaining such waivers and accordingly, we could be required to repay the outstanding long-term portion related to these loans of approximately $4.1 million if the event of non-compliance is not cured or waived. The next measurement date for the maintenance covenant is for the year ended December 31, 2010 and we believe that it is probable that Best will not be in compliance with the maintenance covenant when their assessment of the required calculation is completed in the first quarter of 2011.

Mortgage notes payable of approximately $3.1 million outstanding at December 31, 2009 includes various mortgage notes and other related indebtedness payable in installments through 2019. These notes have a weighted average interest rate of approximately 3.4% and are collateralized by property and equipment with an aggregate net book value of approximately $8.0 million at December 31, 2009.

Other obligations of approximately $25.5 million outstanding at December 31, 2009 include borrowings relating to equipment purchases, notes payable issued for acquisitions and other borrowings bearing interest at rates ranging from approximately 1.5% to 15.0% and maturing at various dates through 2018. Approximately $13.6 million of such indebtedness is collateralized by property and equipment with an aggregate net book value of approximately $17.4 million at December 31, 2009.

Scheduled Maturities

The maturities for the Company’s notes, mortgage notes and obligations payable (excluding approximately $2.5 million of debt discount) were:

Year Ended	Debt Obligation
December 31,	Maturities
(Amounts in millions)

2010	$36.5
2011	6.0
2012	2.6
2013	823.4
2014	2.3
Thereafter	3.6

9.	STOCK-BASED COMPENSATION

Incentive Compensation Plan

On December 17, 2009, the Company established the 2009 Omnibus Incentive Plan (the “Incentive Plan”) which allows for grants of options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation awards. The Incentive Plan is administered by the Board of Directors, the

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Compensation Committee of the Board of Directors, or any other committee designated by the Board of Directors to administer the Incentive Plan (the “Committee”). Participants consist of such employees, directors and other individuals providing services to the Company or any subsidiary or affiliate as the Committee in its sole discretion determines and whom the Committee may designate from time to time to receive awards.

Under the 2009 Plan, 2,153,110 shares were authorized for grant through December 17, 2019, of which 1,076,555 may be in the form of incentive stock options. The maximum number of shares for which options and stock appreciation rights may be granted to any participant in any calendar year is 627,990, and the maximum number of shares with respect to other awards denominated in shares is 627,990. The maximum value of cash payable with respect to awards denominated in cash or property that may be granted to any participant in any plan year is $5.0 million, subject to certain adjustments as defined. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without the issuance of shares or is otherwise settled for cash, the shares subject to such award shall again be available for awards. At December 31, 2009, there are 731,648 remaining shares available for grant under the Incentive Plan.

Stock Options

The following table summarizes the Successor’s common stock option transactions for the year ended December 31, 2009:

Weighted
Average
	Number	Exercise
	of Shares	Price

Outstanding, December 19, 2009 (Predecessor)	—	$—
Granted	710,731	17.50
Exercised	—	—
Cancelled, forfeited or expired	—	—

Outstanding, December 31, 2009 (Successor)	710,731	$17.50

On December 17, 2009 the Company granted 710,731 options with an exercise price of $17.50. These options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

The estimated fair value of the options granted was measured on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-Free Interest Rate	2.19%
Expected Term	5.78 years
Expected Volatility	55.0%
Expected Dividend Yield	—%

The risk-free interest rate for periods within the life of the option is based upon a blend of U.S. Treasury bond rates with maturities equal to the expected term of the options. The expected term assumption was derived using a binomial model analysis. The expected volatility assumption is based upon the historical volatility of comparable public companies’ stock as well as the implied volatility of outstanding options for the comparable companies that had such options. The dividend yield represents the expected dividends on our common stock for the expected term of the option.

At December 31, 2009, there were no vested or exercisable options outstanding. No options were exercised during the period ended December 31, 2009. Additionally, at December 31, 2009, 639,658 options were expected

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

to vest with a weighted average exercise price of $17.50 and a weighted average remaining term of 10 years. The aggregate intrinsic value of these options was zero. The aggregate intrinsic value of options represents the total pre-tax intrinsic value (the difference between the estimated fair value of the Successor’s stock on the last day of fiscal 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based upon the fair market value of the Successor’s common stock.

As of December 31, 2009, there was approximately $3.0 million of unrecognized compensation cost related to stock options granted under the Incentive Plan. That cost is expected to be recognized on a straight-line basis over a period of 5 years. Total compensation expense related to stock options was zero for the 2009 Successor Period.

The aggregate estimated fair value of options vesting was zero during the year ended December 31, 2009. The weighted average fair value of the options granted was $4.66 during the year ended December 31, 2009. No options were granted during the years ended December 31, 2008 and 2007.

Restricted Stock

On December 17, 2009 the Company granted 710,731 shares of restricted stock. These shares are eligible to become vested in annual installments beginning in 2010 based upon the achievement of specified levels of Adjusted EBITDA, as defined, for each of the years ended December 31, 2010, 2011, 2012 and 2013.

Restricted stock has the same cash dividend and voting rights as other common stock and, once issued, is considered to be currently issued and outstanding (even when unvested). Recipients of restricted stock are entitled to receive dividends when and if the Successor pays a cash dividend on its common stock. Such dividends are payable only upon the vesting of the related restricted shares.

The cost of these restricted stock awards, calculated as the estimated fair market value of the shares on the date of grant, net of estimated forfeitures, will be recognized in the event that it becomes probable that the restricted shares, or any portion thereof, will vest. The fair value of the Successor’s stock was estimated using a combination of the income and market approaches. No compensation cost was recognized during the 2009 Successor Period for restricted stock awards. At December 31, 2009 there was approximately $7.2 million of unrecognized compensation cost with respect to restricted stock granted under the Incentive Plan. The targeted Adjusted EBITDA for 2013 has not been established. Therefore, under ASC 505-50, “Equity-Based Payments to Non-Employees”, a measurement date has not occurred for accounting purposes with respect to the shares expected to vest in that year.

Predecessor Stock-Based Compensation

At December 31, 2008, certain employees and consultants held approximately 23,269 C-1 units and approximately 40,745 C-2 units, which represented equity interests in THL-Nortek Investors, LLC (“Investors LLC”), the parent of NTK Holdings, that functioned similar to stock awards. The C-1 units vested pro rata on a quarterly basis over a three-year period and approximately 23,116 were vested at December 31, 2008. The total fair value of the C-1 units was approximately $1.2 million and approximately $0.1 million remained to be amortized at December 31, 2008. The C-2 units only vested in the event that certain performance-based criteria, as defined, were met. At December 31, 2008, there was approximately $1.6 million of unamortized stock-based employee compensation with respect to the C-2 units, which would have been recognized in the event that it became probable that the C-2 units or any portion thereof would vest. The C-1 and C-2 units were valued using the Black-Scholes option pricing model to determine the freely-traded call option value based upon information from comparable public companies, which was then adjusted to reflect the discount period, the minority interest factor and the lack of marketability factor to arrive at the final valuations.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The Predecessor recorded stock-based compensation charges in selling, general and administrative expense, net of approximately $0.1 million for the 2009 Predecessor Period, $0.1 million for the year ended December 31, 2008 and approximately $0.3 million for the year ended December 31, 2007. These units were cancelled in connection with the Reorganization.

10.	PENSION, PROFIT SHARING AND OTHER POST RETIREMENT BENEFITS

Nortek and its subsidiaries have various pension, supplemental retirement plans for certain officers, profit sharing and other post retirement benefit plans requiring contributions to qualified trusts and union administered funds.

Pension, profit sharing and other post retirement health benefit expense charged to operations aggregated approximately $0.2 million, $5.9 million, $5.4 million and $8.3 million for the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 and the Predecessor years ended December 31, 2008 and 2007, respectively. The increase in pension expense for the 2009 Successor and Predecessor Periods over the year ended December 31, 2008 is primarily attributable to unfavorable investment performance of the Company’s defined benefit plans during the prior fiscal year. In addition, the asset loss increased expected Pension Benefit Guaranty Corporation premiums for 2009 and forced the Company to recognize a portion of the plan’s outstanding cumulative loss as a component of fiscal 2009 pension expense. These increases in expense were partially offset by lower profit sharing expense and the suspension of certain company matched contributions to the various 401(k) plans. The decrease in the pension, profit sharing and other post retirement health benefit expense for December 31, 2008 as compared to December 31, 2007 is due to lower profit sharing expense, recognition of deferred gains and losses and the change required by ASC 715 as it pertains to the measurement date for the defined benefit plans.

The Company’s policy is to generally fund currently at least the minimum required annual contribution of its various qualified defined benefit plans. In 2010, the Company expects to contribute approximately $4.3 million (unaudited) to its defined benefit pension plans.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The table that follows provides a reconciliation of benefit obligations at December 31, 2009, December 19, 2009 and December 31, 2008:

	Pension Benefits

	Successor	Predecessor
	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Change in benefit obligation:
Benefit obligation at December 20, 2009, January 1, 2009 and January 1, 2008, respectively	$159.1	$151.3	$166.8
Required adjustment — change in measurement date	—	—	(0.1)

Benefit obligation at December 20, 2009, January 1, 2009 and January 1, 2008, respectively	159.1	151.3	166.7
Service cost	—	0.6	0.5
Interest cost	0.4	8.9	9.7
Loss (gain) due to foreign exchange	—	2.7	(9.5)
Actuarial gain excluding assumption changes	—	(0.4)	(0.5)
Actuarial loss (gain) due to assumption changes	—	8.1	(3.6)
Benefits and expenses paid	—	(12.1)	(12.0)

Benefit obligation at December 31, 2009, December 19, 2009 and December 31, 2008, respectively	$159.5	$159.1	$151.3

The table that follows provides a reconciliation of plan assets at December 31, 2009, December 19, 2009 and December 31, 2008:

	Pension Benefits

	Successor	Predecessor
	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Change in plan assets:
Fair value of plan assets at December 20, 2009, January 1, 2009 and October 1, 2008, respectively	$115.1	$100.3	$146.0
Required adjustment — change in measurement date	—	—	0.3

Fair value of assets at December 20, 2009, January 1, 2009 and January 1, 2008, respectively	115.1	100.3	146.3
Actual gain (loss) on plan assets	1.5	21.2	(30.2)
Gain (loss) due to foreign exchange	—	2.2	(7.2)
Employer contribution	—	3.5	3.4
Benefits and expenses paid	—	(12.1)	(12.0)

Fair value of plan assets at December 31, 2009, December 19, 2009 and December 31, 2008, respectively	$116.6	$115.1	$100.3

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The table that follows provides a reconciliation of the funded status of plans at December 31, 2009, December 19, 2009 and December 31, 2008:

	Pension Benefits

	Successor	Predecessor
	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Funded status and statement of financial position:
Fair value of plan assets at December 31, 2009, December 19, 2009 and December 31, 2008, respectively	$116.6	$115.1	$100.3
Benefit obligation at December 31, 2009, December 19, 2009 and December 31, 2008, respectively	159.5	159.1	151.3

Funded status at December 31, 2009, December 19, 2009 and December 31, 2008, respectively	$(42.9)	$(44.0)	$(51.0)

The following amounts were recognized in the accompanying consolidated balance sheet for the Company’s defined benefit plans at December 31, 2009 and 2008:

	Pension Benefits
	Successor	Predecessor
	December 31,	December 31,
	2009	2008
	(Amounts in millions)

Current liabilities	$0.6	$0.6
Non-current liabilities	42.3	50.4

	$42.9	$51.0

The following amounts were recognized in accumulated other comprehensive income (loss) at the periods presented:

	Pension Benefits

	Successor	Predecessor
	Dec. 31, 2009	Dec. 19, 2009(1)	Dec. 31, 2008
	(Amounts in millions)
Actuarial gain (loss), net of tax of approximately $0.3 million at December 31, 2009 and $5.4 million at December 31, 2008	$0.8	$—	$(27.6)

(1)	At December 19, 2009, prior to the fresh-start adjustment to eliminate accumulated other comprehensive income (loss), a loss of approximately $22.4 million, including a tax provision of approximately $7.3 million was recognized in accumulated other comprehensive income. See Note 3, “Fresh-Start Accounting”.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Successor pension plans with accumulated benefit obligations in excess of plan assets were approximately $159.5 million, $159.4 million and $116.6 million, respectively, as of December 31, 2009. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Predecessor pension plans with accumulated benefit obligations in excess of plan assets were approximately $151.3 million, $150.6 million and $100.3 million, respectively, as of December 31, 2008.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

At December 31, 2009, the expected future benefit payments for the Successor’s defined benefit plans were as follows:

Year Ended	Defined Benefit
December 31,	Plan Payments
(Amounts in millions)

2010	$11.2
2011	11.3
2012	11.5
2013	11.7
2014	11.9
2015-2019	63.7

The Company’s pension plan assets by asset category and by investment objective for equity securities, investment funds and investments in limited partnerships are shown in the tables below. Pension plan assets for the foreign plan relate to the Company’s pension plan in the United Kingdom.

	Successor		Predecessor
	December 31, 2009		December 31, 2008
	Investment	% of Total	Investment	% of Total
	(Dollar amounts in millions)

Asset Category
Interest bearing cash:
Domestic plans	$2.2	1.9%	$2.2	2.2%
Foreign plan	0.4	0.3	0.1	0.1
Government securities:
Domestic plans	6.4	5.5	8.1	8.1
Corporate debt:
Domestic plans	12.3	10.5	14.4	14.4
Equity securities:
Domestic plans	20.6	17.7	15.9	15.8
Investment funds:
Domestic plans	43.8	37.6	34.9	34.8
Foreign plan	24.2	20.8	19.1	19.0
Investments in limited partnerships:
Domestic plans	5.1	4.4	3.7	3.7
Other investments:
Domestic plans	1.6	1.3	1.9	1.9

Total plan assets	$116.6	100.0%	$100.3	100.0%

Equity Securities by Investment Objective:
Domestic large cap value	$3.5	3.0%	$2.6	2.6%
Domestic mid cap growth	3.6	3.1	3.3	3.3
Domestic mid cap value	6.2	5.3	4.4	4.4
Domestic small cap value	7.3	6.3	5.6	5.5

	$20.6	17.7%	$15.9	15.8%

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The investment objective for equity securities represents the principal criteria by which investment manager performance is evaluated. Individual investments included within these groupings may include foreign or other equity investments that are reflective of the overall investment objective for the investment manager.

	Successor		Predecessor
	December 31, 2009		December 31, 2008
	Investment	% of Total	Investment	% of Total
	(Dollar amounts in millions)

Investment Funds by Investment Objective:
Domestic large cap growth	$5.6	4.8%	$5.5	5.5%
International growth	4.8	4.1	2.9	2.9
International value	11.5	9.9	8.3	8.2
International core	8.5	7.3	6.3	6.3
Domestic mid cap value	3.4	2.9	3.2	3.2
Domestic small cap value	4.4	3.8	3.1	3.1
International macro hedge	2.3	2.0	2.0	2.0
Fixed income	27.5	23.6	22.7	22.6

	$68.0	58.4%	$54.0	53.8%

Investments in Limited Partnerships by Investment Objective:
Domestic large cap core	$2.4	2.1%	$2.1	2.1%
International core	2.6	2.2	1.6	1.6
Domestic mid cap value	0.1	0.1	—	—

	$5.1	4.4%	$3.7	3.7%

The Company’s overall weighted-average asset allocations for its domestic and foreign plans at December 31, 2009 and 2008 are as follows:

	Successor	Predecessor
	December 31,	December 31,
Asset Category	2009	2008

Cash and cash equivalents	2.2%	2.3%
Equity based	56.8	50.7
Fixed income based	41.0	47.0

	100.0%	100.0%

The Company’s domestic qualified defined benefit plans’ and foreign pension plan’s assets are invested to maximize returns without undue exposure to risk. The domestic plans investment objectives are to produce a total return exceeding the median of a universe of portfolios with similar average asset allocation and investment style objectives, and to earn a return, net of fees, greater or equal to the long-term rate of return used by the Company in determining pension expense. The foreign plan investment objectives are to outperform the composite benchmark by 0.8% per annum over a rolling three year period. As indicated in the tables above, investment risk for both the domestic and foreign plans are controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes and investment styles in order to minimize exposure with respect to the size of individual securities and industry concentration. The domestic plans use a variety of investment managers who are evaluated on a quarterly basis while the foreign plan uses a single

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

investment firm to manage its assets. The plans’ asset allocation policies are consistent with the established investment objectives and risk tolerances. The asset allocation policies are developed by examining the historical relationships of risk and return among asset classes, and are designed to provide the highest probability of meeting or exceeding the return objectives at the lowest possible risk. For 2010, the domestic plans’ target allocation is 56.5% for equity based investments, 42.0% for fixed income based investments and 1.5% for cash. The foreign plan target allocation for 2010 is to remain consistent with the 60% equity based investments and 40% fixed income based investments used as the portfolio benchmark for 2009.

The following table sets forth by level, within the fair value hierarchy (see Note 4, “Summary of Significant Accounting Policies”), the pension plan assets carried at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(Amounts in millions)

Interest-bearing cash	$2.6	$—	$—	$2.6
U.S. government securities	6.4	—	—	6.4
Corporate debt	12.3	—	—	12.3
Equity securities	20.6	—	—	20.6
Investment funds	68.0	—	—	68.0
Investments in limited partnerships	—	—	5.1	5.1
Other long-term investments	1.6	—	—	1.6

Total investments at fair value	$111.5	$—	$5.1	$116.6

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
	(Amounts in millions)

Interest-bearing cash	$2.3	$—	$—	$2.3
U.S. government securities	8.1	—	—	8.1
Corporate debt	14.4	—	—	14.4
Equity securities	15.9	—	—	15.9
Investment funds	54.0	—	—	54.0
Investments in limited partnerships	—	—	3.7	3.7
Other long-term investments	1.9	—	—	1.9

Total investments at fair value	$96.6	$—	$3.7	$100.3

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Investments in
Limited
Partnerships
(Amounts in millions)

Balance, beginning of year	$3.7
Net increase in value of investments	1.2
Purchases, sales, issuances and settlements (net)	0.2

Balance, end of year	$5.1

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The assumptions used in determining pension, supplemental retirement plans and post retirement costs and the projected benefit obligation are as follows:

	Successor	Predecessor
	For the Year Ended December 31,
	2009	2008	2007

Discount rate for projected benefit obligation	5.75% - 6.00%	6.25%	5.80% - 6.25%
Discount rate for pension costs	5.75% - 6.00%	5.80% - 6.25%	5.00% - 5.75%
Expected long-term average return on plan assets	6.75% - 7.75%	7.00% - 7.75%	7.00% - 7.75%
Rate of compensation increase	2.00% - 3.00%	3.25% - 5.00%	3.75% - 5.00%

The Company utilizes long-term investment-grade bond yields as the basis for selecting a discount rate by which plan obligations are measured. An analysis of projected cash flows for each plan is performed in order to determine plan-specific duration. Discount rates are selected based on high quality corporate bond yields of similar durations.

The Company’s net periodic benefit cost for its defined benefit plans for the periods presented consist of the following components:

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Year Ended Dec. 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions)
Service cost	$—	$0.6	$0.5	$0.5
Interest cost	0.4	8.9	9.7	9.6
Expected return on plan assets	(0.4)	(7.1)	(10.5)	(10.0)
Recognized actuarial loss (gain)	—	0.6	(0.1)	—

Net periodic benefit cost (income)	$—	$3.0	$(0.4)	$0.1

The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial gains and losses. These amounts will be recognized in future periods as components of net periodic pension cost. The Company does not expect to recognize any amounts recorded in accumulated other comprehensive income as components of net periodic benefit cost in the year ended December 31, 2010.

Other changes in assets and obligations recognized in other comprehensive income (loss) for the 2009 Successor Period, the 2009 Predecessor Period and the years ended December 31, 2008 and 2007 consist of net gains of approximately $0.8 million (net of tax of approximately $0.3 million), net gains of approximately $5.2 million (net of tax provision of approximately $1.8 million), net losses of approximately $36.6 million and net gains of approximately $10.8 million (net of tax of approximately $4.0 million), respectively.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The table that follows provides a reconciliation of the benefit obligations of the Company’s post retirement health benefit plans at December 31, 2009, December 19, 2009 and December 31, 2008:

	Non-Pension Post
	Retirement Health Benefits

	Successor	Predecessor
	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Change in benefit obligation:
Benefit obligation at December 20, 2009, January 1, 2009 and January 1, 2008, respectively	$6.7	$6.4	$6.3
Required adjustment — change in measurement date	—	—	0.1

Benefit obligation at December 20, 2009, January 1, 2009 and January 1, 2008, respectively	6.7	6.4	6.4
Service cost	—	—	—
Interest cost	—	0.3	0.3
Actuarial gain excluding assumption changes	—	(0.2)	—
Actuarial gain due to assumption changes	—	—	(0.1)
Actuarial loss due to plan changes	—	0.3	—
Benefits and expenses paid	—	(0.1)	(0.2)

Benefit obligation at December 31, 2009, December 19, 2009 and December 31, 2008, respectively	$6.7	$6.7	$6.4

The table that follows provides a reconciliation of the plan assets of the Company’s post retirement health benefit plans at December 31, 2009, December 19, 2009 and December 31, 2008:

	Non-Pension Post
	Retirement Health Benefits

	Successor	Predecessor
	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Change in plan assets:
Fair value of plan assets at December 20, 2009, January 1, 2009 and October 1, 2008, respectively	$—	$—	$—
Employer contribution	—	0.1	0.2
Benefits and expenses paid	—	(0.1)	(0.2)

Fair value of plan assets at December 31, 2009, December 19, 2009 and December 31, 2008, respectively	$—	$—	$—

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The table that follows provides a reconciliation of the funded status of the Company’s post retirement health benefit plans at December 31, 2009, December 19, 2009 and December 31, 2008:

	Non-Pension Post
	Retirement Health Benefits

	Successor	Predecessor
	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Funded status and statement of financial position:
Fair value of plan assets	$—	$—	$—
Benefit obligation	6.7	6.7	6.4

Funded status at December 31, 2009, December 19, 2009 and December 31, 2008, respectively	$(6.7)	$(6.7)	$(6.4)

The following amounts were recognized in the accompanying consolidated balance sheet for the Company’s post retirement health benefit plans at December 31, 2009 and 2008:

	Non-Pension Post Retirement
	Health Benefits
	Successor	Predecessor
	December 31,	December 31,
	2009	2008
	(Amounts in millions)

Current liabilities	$0.3	$0.4
Non-current liabilities	6.4	6.0

	$6.7	$6.4

The following amounts were recognized in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheet at December 31, 2009 and 2008:

	Non-Pension Post
	Retirement Health Benefits
	Successor	Predecessor
	Dec. 31, 2009	Dec. 19, 2009(1)	Dec. 31, 2008
	(Amounts in millions)

Actuarial loss	$—	$—	$(0.2)
Prior service cost	—	—	0.8

	$—	$—	$0.6

(1)	At December 19, 2009, prior to the fresh-start adjustment to eliminate accumulated other comprehensive income, an actuarial gain of approximately $0.2 million was recognized in accumulated other comprehensive income. See Note 3, “Fresh-Start Accounting”.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

At December 31, 2009, the expected post retirement health benefit payments for the Successor were as follows:

Post Retirement
Year Ended	Health Benefit
December 31,	Payments
(Amounts in millions)

2010	$0.3
2011	0.3
2012	4.9
2013	0.3
2014	0.3
2015-2019	1.1

The Company’s net periodic benefit cost for its post retirement health benefit plans for the periods presented consists of the following components:

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Year Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions)
Service cost	$—	$—	$—	$—
Interest cost	—	0.3	0.3	0.3
Amortization of prior service cost	—	(0.2)	(0.2)	(0.2)

Net periodic post-retirement health benefit cost	$—	$0.1	$0.1	$0.1

The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial gains and losses. These amounts will be recognized in future periods as components of net periodic pension cost. The Company does not expect to recognize any amounts recorded in accumulated other comprehensive income as components of net periodic benefit cost in the year ended December 31, 2010.

Other change in assets and obligations recognized in other comprehensive income for the 2009 Predecessor Period consists of amortization of prior service cost credit of approximately $0.4 million. The year ended December 31, 2008 consists of amortization of prior service cost credit of $0.1 million. The year ended December 31, 2007 consists of amortization of prior service cost credit of $0.1 million, net of tax provision of approximately $0.1 million.

For purposes of calculating the post retirement health benefit cost, a medical inflation rate of 9.0% and 8.25% was assumed for 2009 and 2008, respectively. For both 2009 and 2008, the rate was assumed to decrease gradually to an ultimate rate of 5.0% by 2013.

A one percentage point change in assumed health care cost trends does not have a significant effect on the amount of liabilities recorded in the Successor’s consolidated balance sheet at December 31, 2009.

11.	COMMITMENTS AND CONTINGENCIES

The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

At December 31, 2009, the Successor is obligated under operating lease agreements for the rental of certain real estate and machinery and equipment used in its operations. At December 31, 2009, future minimum rental obligations aggregated approximately $71.3 million and are payable as follows:

Year Ended	Future Minimum
December 31,	Rental Obligations
(Amounts in millions)

2010	$21.3
2011	16.0
2012	12.3
2013	8.6
2014	6.1
Thereafter	7.0

Certain of these lease agreements provide for increased payments based on changes in the consumer price index. Under certain of these lease agreements, the Company or its subsidiaries are also obligated to pay insurance and taxes.

Rental expense charged to continuing operations in the accompanying consolidated statement of operations was approximately $1.2 million, $31.5 million, $32.2 million and $31.0 million for the 2009 Successor Period, the 2009 Predecessor Period and the years ended December 31, 2008 and 2007, respectively.

The Predecessor’s former subsidiary, Ply Gem, guaranteed third party obligations relating to rental payments through June 30, 2016 for a facility leased by a former subsidiary, which was sold on September 21, 2001. The Predecessor indemnified these guarantees in connection with the sale of Ply Gem on February 12, 2004 and had an estimated liability related to this indemnified guarantee of approximately $7.2 million at December 31, 2008. During the 2009 Predecessor Period, the Predecessor paid approximately $3.3 million in exchange for a release from the indemnification agreement. This event resulted in a reduction of approximately $3.9 million to selling, general and administrative expense, net in the accompanying consolidated statement of operations for the 2009 Predecessor Period. In connection with the bankruptcy, the Company recovered approximately $1.2 million from settlement and recognized this amount in Gain on Reorganization Items, net in the accompanying consolidated statement of operations.

The Company has indemnified third parties for certain matters in a number of transactions involving dispositions of former subsidiaries. The Successor has recorded liabilities in relation to these indemnifications of approximately $9.2 million at December 31, 2009, of which approximately $4.6 million are recorded in accrued expenses and approximately $4.6 million are recorded in other long-term liabilities in the accompanying consolidated balance sheet. At December 31, 2009, the estimated undiscounted future payments related to these indemnifications are expected to be approximately $10.0 million. The Predecessor has recorded liabilities in relation to these indemnifications, including the indemnified guarantee noted above, of approximately $17.1 million at December 31, 2008, of which approximately $4.8 million are recorded in accrued expenses and approximately $12.3 million are recorded in other long-term liabilities in the accompanying consolidated balance sheet.

The Company sells a number of products and offers a number of warranties including, in some instances, extended warranties for which the Company receives proceeds. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. The Company estimates the costs that may be incurred under its warranties, with the exception of extended warranties, and records a liability for such costs at the time of sale. Deferred revenue from extended warranties is recorded at the estimated fair value of the liability and is amortized over the life of the warranty and periodically reviewed to ensure that the amount recorded is equal to or greater than estimated future costs. Factors that affect the

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of its recorded warranty claims and adjusts the amounts as necessary.

Changes in the Company’s combined short-term and long-term warranty liabilities (see Note 13, “Accrued Expenses and Taxes, Net and Other Long-Term Liabilities”) during the periods presented are as follows:

	Successor	Predecessor
	Dec. 20 - 2009	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Balance, beginning of period	$53.8	$51.5	$47.3
Warranties provided during period	1.2	29.2	32.5
Settlements made during period	(0.9)	(27.6)	(27.2)
Changes in liability estimate, including expirations and acquisitions	0.2	0.7	(1.1)

Balance, end of period	$54.3	$53.8	$51.5

The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, product liability, warranty and modification and adjustment or replacement of component parts of units sold, which include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company. It is possible, however, that future results of operations for any particular future period could be materially affected by changes in the Company’s assumptions or strategies related to these contingencies or changes that are not within the Company’s control.

12.	SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK

The Company is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

•	the Residential Ventilation Products (“RVP”) segment,

•	the Home Technology Products (“HTP”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

and commercial construction markets, the manufactured housing market and the do-it-yourself (“DIY”) market.

The RVP segment manufactures and sells room and whole house ventilation products and other products primarily for the professional remodeling and replacement markets, the residential new construction market and the DIY market. The principal products sold by this segment include:

•	kitchen range hoods,
•	exhaust fans (such as bath fans and fan, heater and light combination units), and
•	indoor air quality products.

The HTP segment manufactures and sells a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal products sold by this segment are:

•	audio / video distribution and control equipment,
•	speakers and subwoofers,
•	security and access control products,
•	power conditioners and surge protectors,
•	audio / video wall mounts and fixtures,
•	lighting controls and home integration products, and
•	structured wiring.

The R-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for site-built residential and manufactured housing structures and certain commercial markets. The principal products sold by the segment are split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment.

The C-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for custom-designed commercial applications to meet customer specifications. The principal products sold by the segment are large custom rooftop cooling and heating products.

Sales of the Company’s kitchen range hoods and exhaust fans within the RVP segment accounted for approximately 14.2% and 10.3%, respectively, of consolidated net sales in 2009, approximately 15.0% and 10.2%, respectively, of consolidated net sales in 2008, and approximately 18.3% and 12.9%, respectively, of consolidated net sales in 2007. Sales of the Company’s commercial air handlers within the C-HVAC segment accounted for approximately 11.3%, 12.5% and 10.0% of consolidated net sales in 2009, 2008 and 2007, respectively. No other single product class accounts for 10% or more of consolidated net sales.

The accounting policies of the segments are the same as those described in Note 4, “Summary of Significant Accounting Policies”. The Company evaluates segment performance based on operating earnings before allocations of corporate overhead costs. Intersegment net sales and intersegment eliminations are not material for any of the periods presented. The financial statement impact of all purchase accounting adjustments, including intangible assets amortization and goodwill, are reflected in the applicable operating segment, which are the Company’s reporting units. Unallocated assets consist primarily of cash and cash equivalents, marketable securities, prepaid and deferred income taxes, deferred debt expense and long-term restricted investments and marketable securities.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Net sales and operating earnings (loss) for the Company’s segments and pre-tax (loss) earnings for the Company are presented in the table that follows for the periods presented:

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions)
Net sales:
Residential ventilation products	$15.1	$567.9	$715.9	$828.8
Home technology products	13.3	387.5	514.1	570.2
Residential HVAC products	8.9	417.3	524.5	515.3
Commercial HVAC products	6.7	391.2	515.2	453.9

Consolidated net sales	$44.0	$1,763.9	$2,269.7	$2,368.2

Operating earnings (loss):
Residential ventilation products	$0.7	$53.3	$(391.9)	$102.9
Home technology products	1.0	(275.0)	(39.2)	76.3
Residential HVAC products	(0.8)	16.0	(176.8)	10.8
Commercial HVAC products	(2.0)	41.7	34.2	20.3

Subtotal	(1.1)	(164.0)	(573.7)	210.3
Unallocated:
Pre-petition reorganization items	—	(22.5)	—	—
Loss contingency related to the Company’s indemnification of a lease guarantee	—	3.9	(6.4)	—
Unallocated, net	(0.1)	(20.8)	(29.9)	(24.8)

Consolidated operating (loss) earnings	(1.2)	(203.4)	(610.0)	185.5
Interest expense	(3.6)	(135.6)	(134.7)	(122.0)
Loss from debt retirement	—	—	(9.9)	—
Investment income	—	0.2	0.8	2.0

(Loss) earnings before Gain on Reorganization Items, net	(4.8)	(338.8)	(753.8)	65.5
Gain on Reorganization Items, net (Note 3)	—	1,035.9	—	—

(Loss) earnings before (benefit) provision for income taxes	$(4.8)	$697.1	$(753.8)	$65.5

See Note 2, “Reorganization Under Chapter 11”, Note 3, “Fresh-Start Accounting”, Note 7, “Income Taxes”, and Note 11, “Commitments and Contingencies”, with respect to certain other income (expense) items affecting segment earnings (loss).

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Depreciation expense, amortization expense and capital expenditures for the Company’s segments are presented in the table that follows for the periods presented:

	Successor	Predecessor
	Dec. 20, 2009 -	Jan. 1, 2009 -	For the Years Ended December 31,
	Dec. 31, 2009	Dec. 19, 2009	2008	2007
	(Amounts in millions)
Depreciation Expense:
Residential ventilation products	$0.6	$13.1	$16.0	$14.3
Home technology products	0.2	5.7	6.3	5.8
Residential HVAC products	0.6	10.0	10.5	10.1
Commercial HVAC products	0.2	5.8	6.8	6.7
Unallocated	—	0.4	0.6	0.7

Consolidated depreciation expense	$1.6	$35.0	$40.2	$37.6

Amortization expense:
Residential ventilation products(1)	$1.4	$7.0	$9.0	$6.3
Home technology products(2)	1.6	10.3	13.0	13.3
Residential HVAC products(3)	0.2	0.7	0.8	0.9
Commercial HVAC products(4)	1.4	4.7	5.3	6.5
Unallocated	—	—	0.3	0.5

Consolidated amortization expense	$4.6	$22.7	$28.4	$27.5

Capital Expenditures:
Residential ventilation products	$0.1	$5.5	$10.5	$13.7
Home technology products	0.1	2.5	3.7	5.5
Residential HVAC products	—	1.4	6.3	12.8
Commercial HVAC products	0.3	8.5	4.9	4.3
Unallocated	—	—	—	0.1

Consolidated capital expenditures	$0.5	$17.9	$25.4	$36.4

(1)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.9 million and $0.4 million for the 2009 Successor and 2009 Predecessor Periods, respectively.

(2)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.2 million for the 2009 Successor Period.

(3)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.2 million, $0.1 million and $0.2 million for the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively.

(4)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.8 million for the 2009 Successor Period.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

Segment assets for the Company’s reporting segments are presented in the table that follows for the years ended December 31, 2009 and 2008:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
	(Amounts in millions)

Segment Assets:
Residential ventilation products	$727.5	$671.2
Home technology products	338.7	603.8
Residential HVAC products	210.3	209.1
Commercial HVAC products	205.0	249.0

	1,481.5	1,733.1
Unallocated:
Cash and cash equivalents, including current restricted cash	90.9	182.9
Prepaid income taxes	25.4	11.0
Other assets, including long-term restricted investments and marketable securities	21.1	53.3

Consolidated assets	$1,618.9	$1,980.3

Foreign net sales were approximately 14.0%, 20.1%, 21.2% and 21.5% of consolidated net sales for the 2009 Successor Period, the 2009 Predecessor Period and the years ended December 31, 2008 and 2007, respectively. Foreign net sales are attributed based on the location of the Company’s subsidiary responsible for the sale. Excluding financial instruments and deferred income taxes, Successor foreign long-lived assets were approximately 13.7% of consolidated long-lived assets at December 31, 2009 and Predecessor foreign long-lived assets were approximately 10.7% of consolidated long-lived assets at December 31, 2008.

The Company operates internationally and is exposed to market risks from changes in foreign exchange rates. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographical regions. These risks are not significantly dissimilar among the Company’s four reporting segments. Accounts receivable from customers related to foreign operations was approximately 27.0% and 35.0% of total accounts receivable at December 31, 2009 and 2008, respectively.

No single customer accounts for 10% or more of consolidated net sales or accounts receivable.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

13.	ACCRUED EXPENSES AND TAXES, NET AND OTHER LONG-TERM LIABILITIES

Accrued expenses and taxes, net, included in current liabilities in the accompanying consolidated balance sheet, consist of the following at December 31, 2009 and 2008:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
	(Amounts in millions)

Payroll, pension and employee benefits	$43.9	$44.6
Contingent consideration	1.3	14.1
Insurance and employee health benefit accruals	19.8	18.7
Interest	3.7	26.2
Product warranty	30.5	26.2
Sales and marketing	24.1	25.9
Other, net	51.6	58.2

	$174.9	$213.9

Accrued expenses, included in other long-term liabilities in the accompanying consolidated balance sheet, consist of the following at December 31, 2009 and 2008:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
	(Amounts in millions)

Employee pension retirement benefit obligation	$42.3	$50.4
Product warranty	23.8	25.3
Post retirement health benefit obligations	6.4	6.0
Insurance	43.2	40.6
Other, net	35.8	38.4

	$151.5	$160.7

14.	SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company’s fiscal year always begins on January 1 and ends on December 31. As a result, the Company’s first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

The tables that follow summarize unaudited quarterly financial data for the years ended December 31, 2009 and December 31, 2008:

	Predecessor				Successor
	For the Quarter Ended			Oct. 4, 2009 -	Dec. 20, 2009 -
	April 4	July 4	October 3	Dec. 19, 2009	Dec. 31, 2009
	(Amounts in millions, except per share data)
2009
Net sales	$439.0	$487.8	$451.8	$385.3	$44.0
Gross profit	121.5	136.1	130.1	110.2	8.8
Selling, general and administrative expense, net	101.0	94.9	90.2	86.5	8.5
Pre-petition reorganization items	—	0.9	6.5	15.1	—
Goodwill impairment charge	—	250.0	—	34.0	—
Depreciation expense	9.6	9.6	8.5	7.3	1.6
Amortization expense	5.9	6.5	5.7	4.6	4.6
Operating earnings (loss)	14.6	(215.7)	27.7	(30.0)	(1.2)
Gain on Reorganization Items, net	—	—	—	1,035.9	—
Net (loss) earnings	(32.7)	(245.4)	(12.4)	902.6	(3.4)
Net (loss) earnings per share:
Basic (loss) earnings per share	$(10,900.00)	$(81,800.00)	$(4,133.33)	$300,866.67	$(0.23)
Diluted (loss) earnings per share	$(10,900.00)	$(81,800.00)	$(4,133.33)	$300,866.67	$(0.23)

	Predecessor
	For the Quarter Ended
	March 29	June 28	September 27	December 31
	(Amounts in millions, except per share data)

2008
Net sales	$540.2	$647.1	$582.6	$499.8
Gross profit	148.6	173.8	148.2	125.6
Selling, general and administrative expense, net	118.5	118.5	121.1	109.9
Goodwill impairment charge	—	—	600.0	110.0
Depreciation expense	10.7	10.2	10.4	8.9
Amortization expense	6.7	8.4	6.7	6.6
Operating earnings (loss)	23.4	46.9	(579.6)	(100.7)
Net (loss) earnings	(4.1)	3.7	(644.7)	(135.6)
Net (loss) earnings per share:
Basic (loss) earnings per share	$(1,366.67)	$1,233.33	$(214,900.00)	$(45,200.00)
Diluted (loss) earnings per share	$(1,366.67)	$1,233.33	$(214,900.00)	$(45,200.00)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2009

See Note 2, “Reorganization Under Chapter 11”, Note 3, “Fresh-Start Accounting”, Note 7, “Income Taxes”, Note 11, “Commitments and Contingencies”, and Note 12, “Segment Information and Concentration of Credit Risk”, as well as Management’s Discussion and Analysis of Financial Condition and Results of Operations, Item 2 of this registration statement, regarding certain other quarterly transactions which impact the operating results in the above tables, including financing activities, new accounting pronouncements, income taxes, acquisitions, sales volume, material costs, rationalization and relocation of manufacturing operations, material procurement strategies and other items.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nortek, Inc.:

We have audited the accompanying consolidated balance sheets of Nortek, Inc. (the Company) as of December 31, 2009 (Successor) and 2008 (Predecessor), and the related consolidated statements of operations, stockholders’ investment (deficit), and cash flows for the period December 20, 2009 to December 31, 2009 (Successor), the period January 1, 2009 to December 19, 2009 (Predecessor) and the years ended December 31, 2008 and 2007 (Predecessor). Our audits also included the financial statement schedule listed in the Index in Item 15(c). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nortek, Inc. at December 31, 2009 (Successor) and 2008 (Predecessor), and the consolidated results of its operations and its cash flows for the period December 20, 2009 to December 31, 2009 (Successor), the period January 1, 2009 to December 20, 2009 (Predecessor) and the years ended December 31, 2008 and 2007 (Predecessor), in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 2 and 3 to the consolidated financial statements, on December 4, 2009, the Bankruptcy Court entered an order confirming the plan of reorganization, which became effective on December 17, 2009. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods as described in Notes 2 and 3.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 15, 2010

NORTEK, INC.  AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to	Charge to		Deduction		Balance at
	Beginning	Cost and	Other		from		End of
Classification	of Year	Expense	Accounts		Reserves		Year
	(Amounts in millions)

For the year-ended December 31, 2007 — Predecessor
Allowance for doubtful accounts and sales allowances	$9.4	$11.8	$1.7	(a)	$(10.7	)(b)	$12.2
For the year-ended December 31, 2008 — Predecessor
Allowance for doubtful accounts and sales allowances	$12.2	$11.7	$0.2	(a)	$(9.6	)(b)	$14.5
For the period from January 1, 2009 to December 19, 2009 — Predecessor
Allowance for doubtful accounts and sales allowances	$14.5	$4.2	$(15.4	)(a)	$(3.3	)(b)	$—
For the period from December 20, 2009 to December 31, 2009 — Successor
Allowance for doubtful accounts and sales allowances	$—	$—	$—	(a)	$—	(b)	$—

(a)	Other, including acquisitions and the effect of changes in foreign currency exchange rates, and for the 2009 Predecessor Period includes approximately $13.0 million of fresh-start accounting adjustments. See Note 2, “Reorganization Under Chapter 11”, to the consolidated financial statements included elsewhere in this registration statement.

(b)	Amounts written off, net of recoveries.

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